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INDEX TO FINANCIAL STATEMENTS

Exhibit 99.1

         PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 8, 2012

[Letterhead for Alexander & Baldwin Holdings, Inc.]

June [    ], 2012

Dear Alexander & Baldwin Holdings, Inc. Shareholder:

        I am pleased to inform you that the Board of Directors of Alexander & Baldwin Holdings, Inc. ("Holdings") has approved the distribution of all of the shares of common stock of A & B II, Inc. ("New A&B") to the shareholders of Holdings.

        As a result of the distribution, Holdings will be separated into two independent, publicly traded companies and Holdings shareholders will own all of the outstanding shares of A&B and will continue to own all of the shares of Holdings. Holdings will continue to operate its ocean transportation and logistics businesses and will change its name to "Matson, Inc." Holdings also will change the symbol under which its common stock is listed on the New York Stock Exchange to "MATX" from "ALEX." New A&B will own and conduct our real estate development, real estate leasing and agriculture businesses. New A&B will change its name to "Alexander & Baldwin, Inc." and its common stock will be listed on the New York Stock Exchange under the symbol "ALEX."

        The distribution of shares of New A&B will occur on June 29, 2012, by way of a pro rata dividend to Holdings shareholders. Each Holdings shareholder will receive one share of New A&B common stock for every share of Holdings common stock held of record as of 5:00 p.m. (Eastern Daylight Time), on June 18, 2012, the record date for the distribution. Shares of New A&B common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. A book-entry account statement reflecting your ownership of shares of New A&B common stock will be mailed to you, or your brokerage account will be credited for the shares.

        Shareholder approval of the distribution is not required. You do not need to take any action to receive your shares of New A&B common stock. You do not need to pay any consideration for your shares of A&B common stock or surrender or exchange your shares of Holdings common stock.

        If you sell your shares of Holdings common stock prior to or on the distribution date, you also may be selling your right to receive shares of New A&B common stock. You are encouraged to consult with your financial advisor regarding specific implications of selling your Holdings shares prior to or on the distribution date. Holdings intends for the distribution of A&B common stock to be tax-free for shareholders. Accordingly, the distribution is subject to certain customary conditions including, among other things, the receipt of a ruling from the Internal Revenue Service, which has been received, and an opinion of tax counsel confirming that the distribution generally will be tax-free for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the distribution being taxable to you.

        The enclosed information statement, which is being mailed to all Holdings shareholders, describes the distribution in detail and contains important information about New A&B. We urge you to read the information statement carefully. In addition, shareholders seeking information concerning the remaining Matson businesses should review recent SEC reports filed by Alexander & Baldwin, Inc.

        I want to thank you, at this historic and exciting time, for your support of Holdings and for your continued support for A&B and Matson.

Sincerely,
/s/ WALTER A. DODS Walter A. Dods Chairman of the Board Alexander & Baldwin Holdings, Inc.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 8, 2012

[Letterhead for A & B II, Inc.]

June [    ], 2012

Dear A & B II, Inc. Shareholder:

        It is our pleasure to welcome you as a shareholder of our company. Following the separation of our company from Alexander & Baldwin Holdings, Inc., we will continue as a premier Hawaii-focused land company with interests in real estate development, real estate leasing and agriculture. Our assets include nearly 88,000 acres of land in Hawaii, primarily on Maui and Kauai, making us the fourth largest private landowner in the state, 7.9 million square feet of high-quality retail, office and industrial properties in Hawaii and on the Mainland, and a real estate development portfolio encompassing residential and commercial projects across the state. The company, whose history in Hawaii dates back to 1870, is Hawaii's largest farmer with 36,000 acres in productive agriculture and also plays a key role as a major provider of renewable energy on Maui and Kauai, supplying approximately six percent of the power consumed on each island.

        As an independent, publicly owned company, we believe we can more effectively focus on our objectives and maximize long-term value to our shareholders.

        In connection with our separation from Holdings, we will change our name to "Alexander & Baldwin, Inc." and expect our common stock to be listed on the New York Stock Exchange under the symbol "ALEX."

        We invite you to learn more about A & B II, Inc. by reviewing the accompanying information statement. We are excited by our future prospects, and look forward to your support as a holder of our stock.

Sincerely,
/s/ STANLEY M. KURIYAMA Stanley M. Kuriyama Chairman of the Board and Chief Executive Officer A & B II, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended

PRELIMINARY AND SUBJECT TO COMPLETION, DATED JUNE 8, 2012

INFORMATION STATEMENT

A & B II, INC.

Common Stock
(No Par Value)

        We are sending this information statement to you in connection with the separation of A & B II, Inc. ("New A&B") from Alexander & Baldwin Holdings, Inc. ("Holdings"). The separation will be completed by way of a distribution by Holdings of all of the issued and outstanding shares of New A&B common stock, on a pro rata basis, to Holdings shareholders. As a result of the distribution, each Holdings shareholder will receive one share of New A&B common stock for every share of Holdings common stock held of record as of 5:00 p.m., Eastern Daylight Time, on June 18, 2012, the record date for the distribution. The distribution will take place on June 29, 2012.

        Shareholder approval of the distribution is not required. You do not need to take any action to receive your shares of New A&B common stock. You do not need to pay any consideration for your shares of New A&B common stock or surrender or exchange your shares of Holdings common stock. Shares of New A&B common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. A book-entry account statement reflecting your ownership of shares of New A&B common stock will be mailed to you, or your brokerage account will be credited for the shares.

        The separation is subject to certain customary conditions including, among other things, the receipt of a ruling from the Internal Revenue Service, which has been received, and an opinion of tax counsel confirming that the separation will generally be tax-free for United States federal income tax purposes.

        Holdings currently owns all of the outstanding shares of New A&B. Accordingly, there is no current trading market for New A&B common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for New A&B common stock will begin on or shortly before the record date, and we expect "regular way" trading of New A&B common stock will begin the first trading day following the distribution date. Upon consummation of the separation, Holdings common stock will continue to be listed on the New York Stock Exchange ("NYSE") but its symbol will change to "MATX" from "ALEX," and New A&B common stock will be listed on the NYSE under the symbol "ALEX."

        As discussed in this information statement, if you sell your shares of Holdings common stock in the "regular way" market after the record date and on or prior to the distribution date, you will also be selling your right to receive shares of New A&B common stock in the distribution. You are encouraged to consult with your financial advisor regarding the specific implications of selling your shares of Holdings common stock on or prior to the distribution date.

        In reviewing this information statement, you should carefully consider the matters described in the section entitled "Risk Factors" beginning on page 20.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

        This information statement was first mailed to Holdings shareholders on or about June [    ], 2012.

The date of this information statement is June [    ], 2012

i

 EXPLANATORY NOTES

        Alexander & Baldwin, Inc., a Hawaii corporation ("A&B Predecessor"), entered into an Agreement and Plan of Merger ("Merger Agreement"), with Alexander & Baldwin Holdings, Inc., a Hawaii corporation ("Holdings"), and A&B Merger Corporation, a Hawaii corporation. Upon consummation of the holding company merger on June 6, 2012 pursuant to the Merger Agreement, A&B Predecessor became a direct, wholly owned subsidiary of Holdings. Promptly thereafter, Holdings caused A&B Predecessor to become a limited liability company ("A&B LLC"); certain internal reorganization transactions were completed resulting in Matson Navigation Company, Inc., a Hawaii corporation and formerly a direct, wholly owned subsidiary of A&B Predecessor, becoming a direct, wholly owned subsidiary of Holdings; and A&B LLC being contributed to A & B II, Inc., a Hawaii corporation and a newly-formed, direct, wholly owned subsidiary of Holdings ("New A&B").

        References herein to (i) "New A&B's charter" are to the Amended and Restated Articles of Incorporation of New A&B, attached as Exhibit 3.1 to New A&B's registration statement on Form 10, of which this information statement forms a part and (ii) "New A&B's bylaws" are to the Amended and Restated Bylaws of New A&B, attached as Exhibit 3.2 to New A&B's registration statement on Form 10, of which this information statement forms a part.

        In the context of discussions relating to A&B's audited combined financial statements and accompanying notes and A&B's unaudited pro forma combined financial statements, references to "A&B" are to the real estate and agriculture businesses and corporate functions of A&B Predecessor as further described in A&B's audited combined financial statements and accompanying notes included elsewhere in this information statement.

ii

 QUESTIONS AND ANSWERS ABOUT THE SEPARATION

What is the separation?

        The separation is a transaction by which New A&B will separate from Holdings. Following the separation, (i) New A&B will be a public company and will own and operate its real estate development, real estate leasing and agricultural businesses (collectively, the "A&B businesses") and (ii) Holdings will continue as a public company and will own and operate its ocean transportation business, related shoreside operations in Hawaii and intermodal, truck brokerage and logistics services (collectively, the "Matson businesses").

What are the reasons for and benefits of separating New A&B from Holdings?

        The Board of Directors of Holdings has determined that the increased size, capabilities and financial strength of the A&B businesses, on the one hand, and the Matson businesses, on the other, now enable these two groups of businesses to independently execute their strategies to best enhance and maximize shareholder value. The Board of Directors of Holdings believes that creating two public companies will achieve a number of benefits, including those described under "The Separation—Reasons for the Separation" beginning on page 40.

How will the separation be completed?

        To complete the separation, Holdings will distribute to its shareholders, on a pro rata basis, all of the issued and outstanding shares of New A&B common stock.

Why is the separation being structured as a distribution?

        The distribution generally will be tax-free for U.S. federal income tax purposes. Holdings believes that a U.S. tax-free distribution of New A&B shares is the most efficient way to accomplish the separation and will enhance long-term value for Holdings shareholders.

What will I receive in the distribution?

        You will receive one share of New A&B common stock for every share of Holdings common stock you own as of the close of business on the record date.

What will I retain after the distribution?

        You will retain your shares of Holdings common stock and your proportionate interest in Holdings will not change as a result of the separation.

How many shares of common stock of New A&B will be distributed in total?

        Approximately 42.3 million shares of New A&B common stock will be distributed in the separation, based on the total number of shares of Holdings common stock expected to be outstanding as of the record date. The actual number of shares of New A&B common stock to be distributed will be calculated on the record date.

Will Holdings retain any interest in New A&B following the separation?

        No. Holdings will distribute all of the issued and outstanding shares of common stock of New A&B to its shareholders. Following the distribution, New A&B will be a separate company from Holdings and Holdings will not retain any ownership interest in New A&B.

What is the record date for the distribution?

        The record date will be the close of business of the New York Stock Exchange (the "NYSE") on June 18, 2012.

When will the distribution occur?

        The distribution will occur at 4:00 p.m., EDT, on June 29, 2012. New A&B expects that it will take the distribution agent, acting on behalf of Holdings, up to two weeks after the distribution date to fully distribute the shares of New A&B common stock to Holdings shareholders. The ability to trade New A&B shares will not be affected during that time.

What do I have to do to participate in the separation?

        You are not required to take any action, although you are urged to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of New A&B common stock. You will neither be required to pay any consideration for the new shares nor to surrender any shares of Holdings common stock to participate in the separation.

How will Holdings distribute shares of New A&B common stock?

        All shares of New A&B common stock will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No physical certificates will be distributed. Following the distribution, Holdings will cause the distribution agent to deliver an account statement to each holder of New A&B common stock reflecting the number of shares of New A&B common stock held by such holder. If you own your Holdings shares beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the New A&B shares you receive in the distribution. For a more detailed description, see "The Separation—When and How You Will Receive New A&B Shares" beginning on page 41.

What are the U.S. federal income tax consequences of the separation?

        The separation is conditioned on the receipt by Holdings of a private letter ruling (the "IRS Ruling") from the Internal Revenue Service ("IRS") that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as a reorganization under Sections 355 and/or 368 of the Internal Revenue Code of 1986, as amended (the "Code"), or as a complete liquidation under Section 332(a) of the Code and (ii) the distribution qualifies as a transaction under Section 355 of the Code. Holdings has received the IRS Ruling. The separation is further conditioned on Skadden, Arps, Slate, Meagher & Flom LLP issuing an opinion (the "Tax Opinion"), which Tax Opinion will rely on the effectiveness of the IRS Ruling, to Holdings, in form and substance acceptable to Holdings and New A&B, substantially to the effect that, for U.S. federal income tax purposes, the separation, the distribution and certain related transactions will qualify as a reorganization under Section 368 of the Code. The tax consequences of the separation are described in more detail under "The Separation—Material U.S. Federal Income Tax Consequences of the Separation" beginning on page 42.

How will the distribution affect my tax basis in my shares of Holdings common stock?

        Assuming that the distribution is tax-free to Holdings shareholders, your tax basis in Holdings common stock held by you immediately prior to the distribution will be allocated between such Holdings common stock and the New A&B common stock received by you in the distribution in proportion to the relative fair market values of each immediately following the distribution. Holdings will provide its shareholders with information to enable them to compute their tax basis in both

Holdings and New A&B shares. This information will be posted on Holdings' website www.matson.com promptly following the distribution date. You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Holdings or A&B Predecessor shares at different times or for different amounts) and regarding any particular consequences of the separation to you. For a more detailed description, see "The Separation—Material U.S. Federal Income Tax Consequences of the Separation" beginning on page 42.

Will Holdings and New A&B change their names in connection with the separation?

        Yes. Effective upon the separation, Holdings will change its name from "Alexander & Baldwin Holdings, Inc." to "Matson, Inc." and New A&B will change its name from "A & B II, Inc." to "Alexander & Baldwin, Inc."

Will the New A&B common stock be listed on a stock exchange?

        Yes. Subject to completion of the separation, New A&B common stock will be listed on the NYSE under the symbol "ALEX." It is anticipated that trading of New A&B common stock will commence on a "when-issued" basis at least two trading days prior to the record date under the symbol "ALEX WI." When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to New A&B common stock will end and "regular-way" trading will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. For a more detailed description, see "The Separation—Market for New A&B Common Stock" beginning on page 45.

Will my shares of Holdings common stock continue to trade?

        Yes. Subject to completion of the separation, Holdings common stock will continue to be listed on the NYSE, but its symbol will change to "MATX" from "ALEX."

If, on or before the distribution date, I sell shares of Holdings common stock that I held on the record date, am I still entitled to receive shares of New A&B common stock distributable with respect to the shares of Holdings common stock I sold?

        Beginning on or shortly before the record date and continuing through the distribution date, Holdings common stock will begin to trade in two markets on the NYSE: a "regular-way" market and an "ex-distribution" market. If you are a holder of record of shares of Holdings common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and on or before the distribution date, you will also be selling the right to receive shares of New A&B common stock in connection with the separation. However, if you are a holder of record of shares of Holdings common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and on or before the distribution date, you will still receive shares of New A&B common stock in the separation.

Will the separation affect the trading price of my Holdings common stock?

        Yes. The trading price of shares of Holdings common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the A&B businesses. However, we cannot provide you with any assurance as to the price at which either the Holdings shares or the New A&B shares will trade following the separation.

What will the relationship be between Holdings and New A&B after the separation?

        Following the separation, New A&B will be an independent, publicly owned company and Holdings will have no continuing ownership interest in New A&B. New A&B has entered into a separation and distribution agreement and several other ancillary agreements with Holdings for the purpose of allocating various assets, liabilities and obligations between New A&B and Holdings. These agreements will govern New A&B's relationship with Holdings following the separation and provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and some other liabilities and obligations. These agreements also include arrangements with respect to transitional services, which terminate no later than 24 months after separation. The separation and distribution agreement provides that New A&B will indemnify Holdings against any and all losses relating to liabilities arising out of the A&B businesses, and that Holdings will indemnify New A&B against any and all losses relating to liabilities arising out of the Matson businesses.

Will New A&B retain any debt in connection with the separation?

        Yes. It is expected that New A&B will retain mortgage debt of approximately $29 million. New A&B has arranged, subject to completion of the separation, refinanced term debt totaling approximately $207 million. Additionally, New A&B has arranged, subject to completion of the separation, a committed revolving credit facility with an available capacity of approximately $260 million.

What will happen to Holdings stock options, restricted stock units and performance share awards in connection with the separation?

        It is expected that outstanding Holdings equity awards at the time of the separation will be treated as follows:

        Stock Options.    It is expected that each Holdings option that is outstanding on the distribution date and held by any individual who is employed by New A&B immediately prior to the separation (each, an "New A&B Employee") will be converted into an option to purchase shares of New A&B common stock, without any changes to the original terms and conditions of such Holdings option except for appropriate adjustments to the number of shares subject to the option and the exercise price payable per share in order to preserve its intrinsic value immediately following the separation. It is not expected that any changes will be made with respect to Holdings options held by any individual who is employed by Holdings immediately prior to the separation (each, a "Remaining Employee") or a former or retired employee other than appropriate adjustments to the number of shares subject to each such option and the exercise price payable per share in order to preserve its intrinsic value immediately following the separation.

        Time-Based Restricted Stock Units.    It is expected that the outstanding Holdings time-based restricted stock units ("Holdings RSUs") held by New A&B Employees on the distribution date will be converted into New A&B time-based restricted stock units ("New A&B RSUs") covering an increased number of New A&B shares in order to preserve the value of the award immediately following the separation, and other than such adjustment, the original terms of such New A&B RSUs, including the vesting schedule, will remain unchanged. It is not expected that any changes will be made with respect to Holdings RSUs held by Remaining Employees other than appropriate adjustments to the number of Holdings shares subject to the Holdings RSU in order to preserve the value of the award immediately following the separation.

        Performance-Based Restricted Stock Units.    The applicable performance period for each of the currently outstanding Holdings performance-based restricted stock units ("PBRSU") other than the PBRSUs issued in January 2012 has ended, and the number of shares of Holdings common stock subject to each of those PBRSUs has accordingly been adjusted to reflect the level at which the applicable performance goals were in fact attained. As a result, each of those pre-2012 PBRSUs is now subject solely to the service-vesting schedule in effect for that award and will be treated in the separation in the same manner as indicated above for time-based Holdings RSUs.

        It is expected that each Holdings PBRSU that was granted in January 2012 and is outstanding on the distribution date will be converted into an New A&B PBRSU, to the extent such award is held by an New A&B Employee, or will remain a Holdings PBRSU, to the extent such award is held by a Remaining Employee, with an appropriate adjustment to the number of shares of New A&B common stock or Holdings common stock, as applicable, subject to the award after the separation in order to preserve the value of the award immediately prior to the separation. It is also expected that the performance-vesting requirements for each such 2012 PBRSU will be adjusted as appropriate to reflect the separation.

        Continued Vesting.    It is expected that the service-vesting requirements in effect for each Holdings award will remain unchanged in connection with the separation and will be measured in terms of both service prior to the separation and continued service with the entity employing the holder immediately after the separation.

What will New A&B's dividend policy be after the separation?

        New A&B presently intends to retain future earnings, if any, to invest in attractive real estate opportunities and to finance its core real estate and agriculture businesses. As a result, New A&B does not currently expect to pay any cash dividends. On the other hand, Holdings (which consists of the Matson businesses and will be renamed Matson, Inc.) presently intends to continue paying a dividend post-separation. The declaration and amount of future dividends to be paid by each company will be determined from time to time by its board of directors in accordance with applicable law and will depend on that company's financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that its board of directors believes are relevant at that time.

What are the risks associated with the separation?

        There are a number of risks associated with the separation and with ownership of New A&B common stock. These risks are discussed under "Risk Factors" beginning on page 20.

What are the conditions to the separation?

        The separation is subject to a number of conditions set forth in the Separation and Distribution Agreement, including, among others, (i) declaration of the distribution of shares of New A&B common stock by the Board of Directors of Holdings, (ii) the SEC declaring effective the registration statement of which this information statement forms a part, (iii) receipt of the IRS Ruling and the Tax Opinion and (iv) the NYSE approving New A&B common stock for listing, subject to official notice of issuance. The Board of Holdings has declared the distribution and Holdings has received the IRS Ruling. For a more detailed description, see "The Separation—Conditions to the Separation" beginning on page 48.

Can Holdings decide to cancel the separation even if all the conditions have been satisfied?

        Yes. The Board of Directors of Holdings may, in its sole discretion and at any time prior to the distribution date, terminate and abandon the separation and the related transactions, even if all of the conditions to the separation have been satisfied. For a more detailed description, see "The Separation—Conditions to the Separation" beginning on page 48.

Will I have dissenters' rights in connection with the distribution?

        No. Holdings shareholders will not be entitled to assert dissenters' rights in connection with the distribution.

Where can I get more information?

        If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

  Computershare Shareowner Services LLC
  PO Box 358015
  Pittsburgh, PA 15252-8015
  Phone: (800) 454-0477

        Before the separation, if you have any questions relating to the separation or to Holdings, you should contact Holdings at:

  Investor Relations
  Alexander & Baldwin Holdings, Inc.
  P.O. Box 3440
  Honolulu, Hawaii 96801-3440
  Phone: (808) 525-6611

        After the separation, if you have any questions relating to the separation or to New A&B, you should contact New A&B at:

  Investor Relations
  Alexander & Baldwin, Inc.
  P.O. Box 3440
  Honolulu, Hawaii 96801-3440
  Phone: (808) 525-6611

        If you have any questions relating to Holdings after the separation, you should contact Matson, Inc. at:

  Investor Relations
  Matson, Inc.
  555 12th Street
  Oakland, CA 94607
  Phone: (510) 628-4000

 SUMMARY

        Unless the context otherwise requires, references in this information statement to (i) "Holdings" refer to Alexander & Baldwin Holdings, Inc., a Hawaii corporation, and its subsidiaries and (ii) "New A&B," the "Company," "we," "our" or "us" refer to A & B II, Inc., a Hawaii corporation, and its subsidiaries.

        This summary highlights selected information contained elsewhere in this information statement and provides an overview of our company, our separation from Holdings and the distribution of our common stock by Holdings to its shareholders, which is the means by which the separation will be effected. For a more complete understanding of our business and the separation and distribution, you should read this entire information statement carefully, particularly the discussions set forth under "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements" and our audited combined financial statements and notes to those financial statements appearing elsewhere in this information statement.

Our Company

        New A&B is a premier Hawaii-focused land company with interests in real estate development, real estate leasing and agribusiness. Its assets include nearly 88,000 acres of land in Hawaii; 7.9 million square feet of high-quality retail, office and industrial properties in Hawaii and on the Mainland; and a real estate development portfolio encompassing residential and commercial projects across Hawaii. Its landholdings, primarily on Maui and Kauai, make it the fourth largest private landowner in the state. New A&B, whose history in Hawaii dates back to 1870, is Hawaii's largest farmer with 36,000 acres in productive agriculture. New A&B also plays a key role as a major provider of renewable energy on Maui and Kauai, supplying approximately six percent of the power consumed on each island.

        New A&B's history began in 1870 with a twelve-acre sugar cane operation on Maui. Over the years, New A&B grew its agricultural operations significantly on Maui and Kauai, and in 1949, New A&B's real estate operations commenced with the development of homes and a new community for its plantation employees on Maui, which evolved into residential and commercial developments across the state. Over time, primarily through Section 1031 tax-deferred exchanges, New A&B has created a substantial portfolio of high-quality commercial properties in Hawaii and on the Mainland.

        As of December 31, 2011, New A&B's real estate and its agricultural assets totaled nearly $1.4 billion, and in 2011 its real estate and agribusiness segments posted revenue and operating profit of $317 million and $77 million, respectively (before subtracting the income from property sales classified as discontinued operations). A more detailed description of New A&B's business is presented under "Business" beginning on page 80.

Our Business Segments

        New A&B's segments consist of Real Estate Sales, Real Estate Leasing and Agribusiness:

  •
  Real Estate Sales.  This segment creates value through an active and comprehensive program of land stewardship, planning, entitlement, development and sale of land and commercial and residential properties, principally in Hawaii. For a summary of the Company's development portfolio as of December 31, 2011, please see the table beginning on page 86.

  •
  Real Estate Leasing.  This segment generates significant, stable, recurring cash flows through the ownership, operation and management of a large portfolio of high-quality retail, office and industrial properties in Hawaii and on the Mainland. Cash generated by this portfolio serves as an important source of funding for New A&B's real estate development activities. For a summary of the gross leasable area of the Company's commercial portfolio by geographic location and property type as of December 31, 2011, please see the table on page 90.

  •
  Agribusiness.  This segment produces and sells bulk raw sugar, specialty food grade sugars and molasses, and is also a major renewable energy provider on the islands of Maui and Kauai through hydro-electric facilities and the co-generation of electricity from bagasse at its sugar mill. This segment also includes support services for other agricultural operations and includes general trucking services, mobile equipment maintenance and repair services in Hawaii.

        The following table contains key information regarding each of these segments. Since the purchase and sale of real estate is considered an ongoing and recurring core activity of its real estate businesses, Real Estate Sales and Real Estate Leasing revenue and operating profit are analyzed before subtracting amounts related to discontinued operations. This is consistent with how the Company generates earnings and how New A&B's management evaluates performance and makes decisions regarding capital allocation for New A&B's real estate businesses. Additionally, the segment revenue includes interest income and other miscellaneous income related to the specific segment.

Segment	2011 Revenue (in millions)	Percentage of Total 2011 Revenue	2011 Operating Profit (in millions)	Percentage of Total 2011 Operating Profit	Key Facts
Real Estate Sales	$59.8	19%	$15.5	20%	Hawaii-focused, experienced developer with a large development pipeline encompassing over a dozen projects entitled for approximately 1,700 resort residential, 600 primary residential and 200 commercial units. Fourth largest private landowner in Hawaii with nearly 88,000 acres.
Real Estate Leasing	$99.7	31%	$39.3	51%	High-quality commercial portfolio consisting of 45 improved properties in Hawaii and 8 Mainland states totaling 7.9 million square feet.
Agribusiness	$157.5	50%	$22.2	29%	Largest farmer in Hawaii and only producer of raw sugar in Hawaii, producing nearly 183,000 tons of sugar in 2011, and provider of approximately 6 percent of renewable energy on both Maui and Kauai.

Total	$317.0	100%	$77.0	100%

        As a Hawaii-focused land company, New A&B is well positioned to create value from its extensive and valuable asset base, deep development expertise, keen knowledge of the Hawaii market, and diverse Hawaii operations, and is particularly well positioned to capitalize on the upside of a recovering Hawaii economy.

Our Competitive Strengths

Irreplaceable Hawaii Real Estate Assets

  •
  Extensive and irreplaceable landholdings:  New A&B is the fourth largest private landowner in Hawaii, with nearly 88,000 acres of land primarily on Maui and Kauai, including 750 acres entitled for future development activities.

  •
  High-quality commercial real estate portfolio producing strong free cash flow:  New A&B owns and manages a high-quality commercial portfolio of 45 properties in Hawaii and eight Mainland states that totals 7.9 million square feet, which provides significant, stable, recurring cash flows that support New A&B's real estate development activities.

  •
  Diverse pipeline of development projects:  New A&B's development pipeline encompasses over a dozen primary residential, resort residential and commercial projects comprising more than 2,500 units throughout the State of Hawaii, providing for substantial embedded growth opportunities.

  •
  Largest agricultural operation in Hawaii with upside in renewable energy:  New A&B farms roughly 36,000 acres of mostly contiguous lands in Maui's central valley with extensive infrastructure to meet water, power and transportation needs, consistent with large-scale agronomic activity. Additionally, New A&B owns approximately 7,000 acres of high-quality agricultural land on Kauai's sunny south shore, of which over 4,000 acres are leased to other parties for a variety of agricultural uses, including the cultivation of coffee and seed corn. New A&B maintains a portfolio of renewable energy production facilities encompassing biomass combustion, hydro-electric and planned solar generation capabilities on Maui and Kauai. Total renewable energy production capacity exceeds 47 megawatts and will be expanded with the completion of a six megawatt solar farm on the island of Kauai in late 2012.

Leading Hawaii Real Estate Capabilities

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  Deep local knowledge and expertise:  New A&B has been in the development business in Hawaii since 1949 when it established Kahului Development Co., Ltd. to develop and market "Dream City," which today is Kahului, Maui's principal population center and commercial hub. In the ensuing decades, New A&B has expanded and diversified its pipeline of development projects and broadened its development capabilities and expertise. For instance, New A&B is the original developer of the world famous Wailea master-planned resort community on Maui's south shore. The Company's knowledge, expertise and relationships forged through over six decades of Hawaii development activity enable it to profitably pursue a wide range of long-term commercial and residential developments in a manner that is both responsive to market needs and sensitive to local concerns. This local knowledge and expertise, combined with our strong financial position, also serve to make New A&B an ideal partner for landowners, developers and others looking to participate in the Hawaii real estate sector.

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  Experienced management team:  New A&B's management team has considerable real estate and agribusiness experience, and a track record of conceptualizing, planning, entitling and developing a wide range of real property projects in Hawaii. Our management team brings decades of Hawaii-centric real estate and business experience, working on commercial and residential developments on every island.

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  Track record of success:  New A&B has an extensive and long track record of entitling and developing Hawaii real estate. Since 2000, New A&B has invested approximately $800 million in development projects—including three high-rise condominiums in urban Honolulu and premier resort destination communities in Hawaii, such as the Wailea Resort on Maui and Kukui'ula on Kauai—and an additional $850 million in the acquisition of Hawaii and Mainland commercial properties, mainly through tax-deferred property exchanges.

Our Strategy

        New A&B strives to create value through superior real estate centric projects in Hawaii by leveraging its extensive asset base, market knowledge and development expertise to create shareholder value through the entire spectrum of land stewardship and development, including land planning, entitlement, permitting, development and sales. New A&B has a long track record of successfully developing residential and commercial projects on both its legacy landholdings and on lands specifically acquired for development. New A&B believes that Hawaii has attractive near- and long-term growth prospects and New A&B intends to position its real estate developments and investment activities to capitalize on this growth.

        New A&B is committed to generating attractive returns on its agricultural land assets through continued improvements in sugar production and renewable energy generation, and intends to further explore energy opportunities. Additional details regarding New A&B's key strategies across our land, commercial properties, development, and agriculture assets are as follows:

Land:

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  Employing lands at their highest and best use:  New A&B strives to employ each parcel of land it owns at its highest and best use, to the benefit of shareholders, employees, our communities and other key stakeholder groups. For a significant portion of New A&B's substantial Hawaii landholdings, this implies a wide range of non-development uses, ranging from conservation/watershed to pasture to active farming. While a material portion of New A&B's landholdings has limited or no long-term urban development potential, these landholdings remain valuable for other reasons, for example, providing access to water or hydro-electric generation capability.

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  Focus on entitlement and development of core Hawaii lands:  New A&B intends to focus on development of a portion of its core landholdings in Hawaii, pursuing appropriate entitlement and development projects that respond to market demand while meeting community needs.

Commercial Properties:

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  Optimize returns of the diversified commercial portfolio:  New A&B has a track record of increasing the value of its commercial property portfolio through active management of a comprehensive program designed to increase occupancy, secure high-quality tenants, and reduce costs, thereby maximizing the financial performance of these properties. Periodically, when New A&B believes it has maximized the value of a select asset, it may market the asset for sale. Upon sale, New A&B will seek to redeploy the proceeds on a Section 1031 tax-deferred basis into a new asset with a higher return potential, with a focus on opportunistically migrating the portfolio to Hawaii over time, while ensuring that the portfolio continues to serve as a stable source of cash flow for New A&B's development activities.

Development:

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  Invest in high-returning real estate opportunities in Hawaii:  In addition to development of its own lands, New A&B will continue to invest in attractive development opportunities elsewhere in Hawaii where it can leverage its market knowledge, relationships and financial strength to create significant value and, at the same time, diversify its current portfolio and pipeline. As an example, New A&B recently launched pre-sales for Waihonua at Kewalo, a 341-unit condominium project, to be built on an attractively-located parcel in urban Honolulu that New A&B had opportunistically acquired in 2010.

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  Build a pipeline of development projects scaled to market opportunities and designed to optimize risk-adjusted returns:  New A&B owns a valuable pipeline of development projects encompassing a wide-range of product types, from resort residential real estate, to industrial, to primary residential housing. New A&B employs a disciplined approach to its investments and prudently meters development capital to position select projects with ready inventory to meet market demand. New A&B also will pursue joint ventures, where appropriate, to supplement its in-house capabilities, access third-party capital, gain access to new opportunities in the Hawaii market, diversify its pipeline, and optimize risk-adjusted returns.

Agriculture:

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  De-risk agricultural operations:  New A&B has made significant progress in stabilizing and de-risking its agricultural operations and limiting operational exposure. For example, the sale of New A&B's Kauai Coffee assets to a global coffee manufacturer removed commodity and labor price risks and replaced volatile operational results with a stable lease income stream. In addition, New A&B has enhanced the management of field and factory at its sugar operations, resulting in a 44 percent increase in sugar yields per acre over the past two years. New A&B intends to continue its focus on maximizing its returns from agricultural activities and assets while mitigating the volatility of those returns. To meet this objective, New A&B employs a variety of risk-mitigation measures, including forward pricing of sugar sales and fixed-rate contracts for key inputs.

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  Grow renewable energy operations:  Due to the high cost of transporting fossil fuels to a remote island community, the economics of renewable energy in Hawaii are more favorable relative to other U.S. locations. In fact, Hawaii has mandated a shift to 40 percent clean energy by the year 2030. As a result, New A&B expects to evaluate and further capitalize on opportunities to increase energy production from its current renewable generating facilities, to add additional renewable energy capacity to its portfolio through new projects, such as the six megawatt solar project planned for Kauai, and to continue research on possible cultivation of feedstock on New A&B's Maui plantation for use in bio-fuel production.

Seek New Hawaii Opportunities

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  New A&B has a successful long-term track record of expanding into related lines of businesses that complement its core land and agribusiness operations. For instance, our residential development business originally arose from the provision of housing to our agricultural workers, and our commercial property holdings commenced as we developed shopping centers to serve these master planned communities. As we move forward, New A&B expects to continue its evaluation of Hawaii-centric business opportunities that complement its core land stewardship, agribusiness, property development and property management activities in the state.

Risk Factors

        Our business is subject to a number of risks, including risks related to the separation. The following list of risk factors is not exhaustive. Please read "Risk Factors" beginning on page 20 for a more thorough description of these and other risks.

Risks Relating to New A&B's Business

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  Changes in economic conditions that result in a further decrease in consumer confidence or market demand for New A&B's real estate assets in Hawaii and the Mainland may adversely affect New A&B's financial position, results of operations, liquidity, or cash flows.

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  New A&B may face potential difficulties in obtaining operating and development capital.

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  Following the separation, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows.

Risks Relating to New A&B's Real Estate Segments

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  New A&B is subject to risks associated with real estate construction and development.

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  New A&B is involved in joint ventures and is subject to risks associated with joint venture relationships.

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  New A&B's financial results are significantly influenced by the economic growth and strength of Hawaii.

Risks Relating to New A&B's Agribusiness Segment

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  The lack of water for agricultural irrigation could adversely affect New A&B.

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  A decline in raw sugar prices will adversely affect New A&B's business.

Risks Relating to the Separation

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  If the distribution were to fail to qualify as tax-free for U.S. federal income tax purposes, then New A&B, Holdings and our shareholders could be subject to significant tax liability or tax indemnity obligations.

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  New A&B may be unable to achieve some or all of the benefits that it expects to achieve as an independent, publicly traded company.

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  New A&B's historical and pro forma combined financial statements are not necessarily representative of the results New A&B would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results.

Risks Relating to New A&B Common Stock

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  There is no existing market for New A&B common stock, and a trading market that will provide you with adequate liquidity may not develop for New A&B common stock. In addition, once New A&B common stock begins trading, the market price of New A&B common stock may fluctuate significantly.

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  The Maritime Restrictions may have an adverse effect on the market price of shares of New A&B common stock.

The Separation

        The following provides a summary of the material terms of the separation. For a more detailed description, see "The Separation" beginning on page 40.

Distributing Company	Alexander & Baldwin Holdings, Inc., a Hawaii corporation ("Holdings"). After the separation, Holdings will change its name to "Matson, Inc."
Distributed Company	A & B II, Inc., a Hawaii corporation, and a wholly owned subsidiary of Holdings ("New A&B"). After the separation, New A&B will change its name to "Alexander & Baldwin, Inc."
Distributed Securities
Holdings will distribute all of the shares of New A&B common stock owned by Holdings, which will be 100% of New A&B common stock issued and outstanding immediately prior to the distribution. Based on the approximately 42.3 million shares of Holdings common stock outstanding on June 6, 2012, and applying the distribution ratio of one share of New A&B common stock for each share of Holdings common stock, approximately 42.3 million shares of New A&B common stock will be distributed to Holdings shareholders who hold Holdings common stock as of the record date.

Distribution Ratio	Each holder of Holdings common stock will receive one share of New A&B common stock for each share of Holdings common stock held on the record date. Please note that if you sell your shares of Holdings common stock on or before the distribution date, the buyer of those shares may, in certain circumstances, be entitled to receive the shares of New A&B common stock distributed on the distribution date. For a more detailed description, see "The Separation—Trading of Holdings Common Stock After the Record Date and On or Prior to the Distribution" beginning on page 46.
Distribution Procedures
Effective at 4:00 p.m. (Eastern Daylight Time) on the distribution date, the distribution agent will distribute the shares of New A&B common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were shareholders of Holdings as of the record date. Shares of New A&B common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Holdings common stock or take any other action to receive your shares of New A&B common stock. However, as discussed below, if you sell shares of Holdings common stock in the "regular way" market after the record date and on or before the distribution date, you will be selling your right to receive the associated shares of New A&B common stock in the distribution. Registered shareholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial shareholders will receive additional information from their brokers, banks or other nominees.
Distribution Agent and Transfer Agent	Computershare Shareowner Services LLC.
Record Date	The record date is June 18, 2012.
Distribution Date	The distribution date is June 29, 2012.
Trading Prior to or on the Distribution Date
It is anticipated that, beginning shortly before the record date, and continuing until the distribution date, shares of Holdings common stock will trade in two markets on the NYSE, a regular way market and an ex-distribution market. Investors will be able to purchase shares of Holdings common stock without the right to receive shares of New A&B common stock in the ex-distribution market for Holdings common stock. Any holder of Holdings common stock who sells Holdings common stock in the regular way market on or before the distribution date will also be selling the right to receive shares of New A&B common stock in the distribution. You are encouraged to consult with your financial advisor regarding the specific implications of selling shares of Holdings common stock prior to or on the distribution date. For a more detailed description, see "The Separation—Trading of Holdings Common Stock After the Record Date and On or Prior to the Distribution" beginning on page 46.

Trading Market and Symbol	Subject to completion of the distribution, our common stock will be listed on the NYSE under the symbol "ALEX." We cannot predict the trading prices for our common stock when such trading begins. We anticipate that trading in shares of New A&B common stock will begin on a when-issued basis on or shortly before the record date under the symbol "ALEX WI" and will continue up to and including the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular way trading in shares of New A&B common stock will begin. If trading begins on a when-issued basis, you may purchase or sell New A&B common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. For more information regarding regular way trading and when-issued trading, see the section entitled "The Separation—Trading of Holdings Common Stock After the Record Date and On or Prior to the Distribution" beginning on page 46.
Assets and Liabilities
We have entered into a Separation and Distribution Agreement with Holdings that contains the key provisions relating to the separation of the A&B businesses from the Matson businesses and the distribution of our common stock. Among other things, the Separation and Distribution Agreement allocates the assets and liabilities of Holdings and its subsidiaries between us and Holdings and describes when and how any required transfers and assumptions of assets and liabilities will occur between us and Holdings. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Holdings—Separation and Distribution Agreement" beginning on page 99.
Incurrence of Debt
New A&B has arranged, subject to completion of the separation, for a committed revolving credit facility with an available capacity of approximately $260 million. Additionally, New A&B will retain mortgage debt of approximately $29 million and has arranged, subject to completion of the separation, refinanced term debt totaling approximately $207 million.
Relationship with Holdings after the Distribution
After the distribution, Holdings will not own any shares of our common stock, and each of New A&B and Holdings will be independent, publicly traded companies with their own management and boards of directors. In addition to the Separation and Distribution Agreement, we entered into other ancillary agreements with Holdings to define various continuing relationships between us and Holdings after the distribution, including a Transition Services Agreement, a Tax Sharing Agreement and an Employee Matters Agreement. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Holdings" beginning on page 99.

Indemnification	The Separation and Distribution Agreement provides that New A&B (and its subsidiaries) will indemnify Holdings (and its remaining subsidiaries) against any and all losses relating to liabilities arising out of the A&B businesses, and that Holdings (and its remaining subsidiaries) will indemnify New A&B (and its subsidiaries) against any and all losses relating to liabilities arising out of Matson businesses. In addition, under the terms of the Tax Sharing Agreement that New A&B has entered into with Holdings, New A&B also generally will be responsible for any taxes imposed on Holdings that arise from the failure of the separation, together with certain related transactions, to qualify as tax-free for U.S. federal income tax purposes within the meaning of Sections 355 and 368 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to New A&B's stock, assets or business, or a breach of the relevant representations or covenants made by New A&B in the Tax Sharing Agreement. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Holdings—Tax Sharing Agreement" beginning on page 102.
U.S. Federal Income Tax Consequences
The separation is conditioned on the receipt by Holdings of the IRS Ruling that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as a reorganization under Sections 355 and/or 368 of the Code, or as a complete liquidation under Section 332(a) of the Code and (ii) the distribution qualifies as a transaction under Section 355 of the Code. Holdings has received the IRS Ruling. The separation is further conditioned on Holdings' receipt of the Tax Opinion (which Tax Opinion will rely on the effectiveness of the IRS Ruling), in form and substance acceptable to Holdings and New A&B, substantially to the effect that, for U.S. federal income tax purposes, the separation, the distribution and certain related transactions will qualify as a reorganization under Section 368 of the Code. Assuming the separation, the distribution and certain related transactions qualify as tax free under Sections 355 and 368 of the Code, for U.S. federal income tax purposes no gain or loss generally will be recognized by Holdings shareholders subject to U.S. federal income tax, and no amount generally will be included in such shareholders' taxable income as a result of the distribution. You should, however, consult your own tax advisor as to the particular tax consequences to you. For a more detailed description, see "The Separation—Material U.S. Federal Income Tax Consequences of the Separation" beginning on page 42.

Certain Restrictions	To preserve the tax-free treatment of the distribution to Holdings, under the Tax Sharing Agreement that New A&B has entered into with Holdings, New A&B may be prohibited from taking or failing to take certain actions that could prevent the separation, distribution or certain related transactions from being tax-free under the Code. Further, for the two-year period following the separation and distribution, New A&B may be prohibited from: issuing equity securities to satisfy financing needs if the equity securities issued would represent a 50% or greater interest in New A&B; acquiring businesses or assets with equity securities if the equity securities issued would represent a 50% or greater interest in New A&B; or engaging in mergers or asset transfers that could jeopardize the tax-free status of the separation, the distribution or certain related transactions.
Maritime Restrictions
New A&B owns a bulk sugar transportation vessel, the MV Moku Pahu, that is engaged in the Coastwise Trade (as described in "Business—Other Information—Jones Act" beginning on page 97) and, therefore, New A&B is subject to certain U.S. maritime and vessel documentation laws, commonly referred to as the Jones Act. As a result, shares of New A&B common stock will be subject to certain transfer and ownership restrictions, referred to as the Maritime Restrictions (as described in "Description of Capital Stock—Jones Act-Related Provisions" beginning on page 145), which are designed to prevent certain situations from occurring that could jeopardize our eligibility as a U.S. citizen under the Jones Act, and, therefore, our ability to engage in the Coastwise Trade. The Maritime Restrictions include a 22% limit on the maximum percentage of New A&B shares that may be owned by non-U.S. citizens. Any purported transfer that would result in more than 22% of New A&B's outstanding shares being owned by non-U.S. citizens will be void and ineffective. In the event such transfers are unable to be voided, shares in excess of the maximum percentage are subject to automatic sale by a trustee appointed by New A&B or, if such sale is ineffective, redemption by New A&B. In any event, such non-U.S. citizens will not be entitled to any voting, dividend or distribution rights with respect to such excess shares and may be required to disgorge any profits, dividends or distributions received with respect to such excess shares. For more information, see "Business—Other Information—Jones Act" beginning on page 97 and "Description of Capital Stock—Jones Act-Related Provisions" beginning on page 145.
Conditions to the Separation
New A&B expects that the distribution will be effective at 4:00 p.m. Eastern Daylight Time on June 29, 2012, provided that the conditions set forth under the caption "The Separation—Conditions to the Separation" have been satisfied or waived in Holdings' sole and absolute discretion. However, even if all of the conditions have been satisfied, Holdings may terminate and abandon the separation, the distribution and the related transactions at any time prior to the distribution date.

Reasons for the Separation	The Holdings Board believes that creating two public companies will achieve a number of benefits, including:

•

Enhanced Focus: Each of the A&B businesses, as a group, and the Matson businesses, as a group, is now large enough to independently establish strategic priorities, growth strategies and financial objectives, and allocate capital in a manner that is best tailored to each group of businesses. Moreover, the board and management of each company will be able to focus exclusively on the operation of its own business and streamline operational and strategic decision-making. The separation will enable each company to implement a capital structure that is tailored to the needs of each business. Both companies will have more direct access to capital markets to fund their growth plans. Enhanced focus will also positively impact the long-term growth and return prospects of each company and provide greater potential long-term value to shareholders.

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Separate Stock: Each company will have its own separate stock, which will allow for equity-based incentive awards that more directly link and closely align the interests of each company and its employees, making equity-based incentive awards an even more effective management tool to attract, motivate and retain key and sector-specific employees. Additionally, the separate stock can be used to facilitate acquisition opportunities.

• Greater Transparency: The separation will allow for greater visibility into relative financial and operating performance.

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Sector-Specific Investors: Each company will appeal to a more focused shareholder base that is attracted to the particular business profile of that company and the specific industries in which it operates. This focus will also facilitate valuation assessments for the securities of both companies.

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Expanded Research Coverage: Each company expects to attract additional research coverage by industry-specific analysts, providing the public and investment community with more information and perspectives on the two companies.

Dividend Policy
New A&B presently intends to retain future earnings, if any, to invest in attractive real estate opportunities and to finance its core real estate and agriculture businesses. As a result, New A&B does not currently expect to pay any cash dividends. On the other hand, Holdings (which consists of the Matson businesses and will be renamed Matson, Inc.) presently intends to continue paying a dividend post-separation. The declaration and amount of future dividends to be paid by each company will be determined from time to time by its board of directors in accordance with applicable law and will depend on that company's financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that its board of directors believes are relevant at that time.

Risk Factors	New A&B's business is subject to both general and specific business risks relating to its operations. New A&B's business is also subject to risks relating to the separation, and, following the separation, we will be subject to risks relating to being an independent, publicly traded company. Accordingly, you should read carefully the section entitled "Risk Factors" beginning on page 20.

        The following illustrates the organizational structures immediately before, and immediately after, the distribution of New A&B common stock.

Transaction Structure
(simplified for illustrative purposes)

Current Structure

Structure Immediately After Distribution

 RISK FACTORS

        New A&B's business, the separation and New A&B common stock are subject to a number of risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this information statement. Based on information currently known, New A&B believes that the following information identifies the most significant risk factors affecting New A&B's business, the separation and New A&B common stock. However, the risks and uncertainties faced by New A&B are not limited to those described below, nor are they listed in order of significance. Additional risks and uncertainties not presently known to New A&B or that it currently believes to be immaterial may also materially adversely affect New A&B's business, liquidity, financial condition, results of operation and cash flows. This information statement also contains forward-looking statements that involve risks and uncertainties.

        If any of the following events occur, New A&B's business, liquidity, financial condition, results of operations, and cash flows could be materially adversely affected, and the trading price of New A&B common stock could materially decline.

Risks Relating to New A&B's Business

         Changes in economic conditions that result in a further decrease in consumer confidence or market demand for New A&B's real estate assets in Hawaii and the Mainland may adversely affect New A&B's financial position, results of operations, liquidity, or cash flows.

        A continuation or further weakening of economic drivers in Hawaii, which include tourism, military spending, construction starts, personal income growth, and employment, or the further weakening of consumer confidence, market demand, or the economy in the Mainland, may adversely affect the demand for or sale of Hawaii real estate and the level of real estate leasing activity in Hawaii and on the Mainland.

         New A&B may face new or increased competition.

        There are numerous other developers, buyers, managers and owners of commercial and residential real estate and undeveloped land that compete or may compete with New A&B for management and leasing revenues, land for development, properties for acquisition and disposition, and for tenants and purchasers for properties. Increased vacancies, decreased rents, sales prices or sales volume, or lack of development opportunities may lead to a deterioration in results from New A&B's real estate businesses.

         New A&B may face potential difficulties in obtaining operating and development capital.

        The successful execution of New A&B's strategy requires substantial amounts of operating and development capital both initially and over time. Sources of such capital could include banks, life insurance companies, public and private offerings of debt or equity, including rights offerings, sale of certain assets and joint venture partners. If New A&B's credit profile deteriorates significantly, its access to the debt capital markets or its ability to renew its committed lines of credit may become restricted, the cost to borrow may increase, or New A&B may not be able to refinance debt at the same levels or on the same terms. Because New A&B will rely on its ability to obtain and draw on a revolving credit facility to support its operations, any volatility in the credit and financial markets or deterioration in New A&B's credit profile that prevents New A&B from accessing funds could have an adverse effect on New A&B's financial condition and cash flows. There is no assurance that any capital will be available on terms acceptable to New A&B or at all in order to satisfy New A&B's short or long-term cash needs.

         Following the separation, we will have substantial debt obligations that could restrict our business, financial condition, results of operations or cash flows.

        Following the separation, we will need to finance our company's capital needs on a stand-alone basis. In anticipation of the separation, we have arranged, subject to completion of the separation, for a revolving credit facility with an available capacity of approximately $260 million. Additionally, we will retain approximately $29 million in mortgage debt and have arranged, subject to completion of the separation, refinanced term debt totaling approximately $207 million. Immediately following the separation, we expect that our total combined indebtedness for term debt will be approximately $237 million.

         New A&B may increase its debt level or raise additional capital in the future, which could affect its financial health and may decrease its profitability.

        To execute its business strategy, New A&B may require additional capital. If New A&B incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of New A&B common stock, particularly in the event of liquidation. The terms of any new debt may also impose additional and more stringent restrictions on New A&B's operations than currently in place. If New A&B issues additional common equity, either through public or private offerings or rights offerings, your percentage ownership in New A&B would decline if you do not participate on a ratable basis. If New A&B is unable to raise additional capital when required, it could affect New A&B's liquidity, financial condition, results of operations and cash flows.

         Failure to comply with certain restrictive financial covenants contained in New A&B's credit facilities could impose restrictions on New A&B's business segments, capital availability, the ability to pursue other activities or otherwise adversely affect New A&B.

        New A&B's credit facilities contain certain restrictive financial covenants. If New A&B breaches any of the covenants and such breach is not cured timely or waived by the lenders, and results in default, New A&B's access to credit may be limited or terminated and the lenders could declare any outstanding amounts due and payable.

         A rapid increase in interest rates may increase New A&B's overall interest rate expense.

        A rapid increase in interest rates could have an immediate adverse impact on New A&B due to its outstanding variable-rate debt. In the event of an increase in interest rates, New A&B may be unable to refinance maturing debt with new debt at equal or better interest rates.

         New A&B's significant operating agreements and leases could be replaced on less favorable terms or may not be replaced.

        The significant operating agreements and leases of New A&B in its various businesses expire at various points in the future and may not be replaced or could be replaced on less favorable terms, thereby adversely affecting New A&B's future financial position, results of operations and cash flows.

         An increase in fuel prices may adversely affect New A&B's profits.

        Fuel prices are a significant factor that has a direct impact on the health of the Hawaii economy. The price and supply of fuel are unpredictable and fluctuate based on events beyond New A&B's control. Increases in the price of fuel may result in higher transportation costs to Hawaii and adversely affect visitor counts and the cost to ship goods into Hawaii, thereby affecting the strength of the Hawaii economy and its consumers. Increases in fuel costs also can lead to other direct expense increases to New A&B through, for example, increased costs of energy and petroleum-based raw materials. Increases in energy costs for New A&B's leased real estate portfolio are typically recovered from lessees, although New A&B's share of energy costs increases as a result of lower occupancies, and higher operating cost reimbursements impact the ability to increase underlying rents. Rising fuel prices also may increase the cost of construction, including delivery costs to Hawaii, and the cost of materials that are petroleum-based, thus affecting New A&B's real estate development projects. Finally, rising fuel prices will impact the cost of producing and transporting sugar.

         Noncompliance with, or changes to, federal, state or local law or regulations, including passage of climate change legislation or regulation, may adversely affect New A&B's business.

        New A&B is subject to federal, state and local laws and regulations, including government rate regulations, land use regulations, and federal government administration of the U.S. sugar program. Noncompliance with, or changes to, the laws and regulations governing New A&B's business could impose significant additional costs on New A&B and adversely affect New A&B's financial condition and results of operations. For example, the real estate segments are subject to numerous federal, state and local laws and regulations, which, if changed, may adversely affect New A&B's business. The agribusiness segment is subject to the federal government's administration of the U.S. sugar program, such as the 2008 Farm Bill, and the Hawaii Public Utilities Commission's regulation of agreements between New A&B and Hawaii's utilities regarding the sale of electric power. Further changes to these laws and regulations could adversely affect New A&B. Climate change legislation, such as limiting and reducing greenhouse gas emissions through a "cap and trade" system of allowances and credits, if enacted, may have an adverse effect on New A&B's business.

         Work stoppages or other labor disruptions by the unionized employees of New A&B or other companies in related industries may adversely affect New A&B's operations.

        As of December 31, 2011, New A&B had 961 regular full-time employees, of which approximately 73 percent were covered by collective bargaining agreements with unions. New A&B's real estate and agribusiness segments may be adversely affected by actions taken by employees of New A&B or other companies in related industries against efforts by management to control labor costs, restrain wage or benefits increases or modify work practices. Strikes and disruptions may occur as a result of the failure of New A&B or other companies in its industry to negotiate collective bargaining agreements with such unions successfully. For example, in its Real Estate Sales segment, New A&B may be unable to complete construction of its projects if building materials or labor are unavailable due to labor disruptions in the relevant trade groups.

         The loss of or damage to key vendor and customer relationships may adversely affect New A&B's business.

        New A&B's business is dependent on its relationships with key vendors, customers and tenants. For example, in New A&B's agribusiness segment, HC&S's relationship with C&H Sugar Company, Inc., the primary buyer of HC&S's raw sugar, is critical. The loss of or damage to any of these key relationships may affect New A&B's business adversely.

         Interruption or failure of New A&B's information technology and communications systems could impair New A&B's ability to operate and adversely affect its business.

        New A&B is highly dependent on information technology systems. All information technology and communication systems are subject to reliability issues, integration and compatibility concerns, and security-threatening intrusions. New A&B may experience failures caused by the occurrence of a natural disaster, or other unanticipated problems at New A&B's facilities. Any failure of New A&B's systems could result in interruptions in its service or production, reductions in its revenue and profits and damage to its reputation.

         New A&B is susceptible to weather and natural disasters.

        New A&B's real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornados and unusually heavy or prolonged rain, which could damage its real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on its ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing, New A&B's properties.

        For the Agribusiness segment, drought, greater than normal rainfall, hurricanes, earthquakes, tsunamis, floods, fires, other natural disasters or agricultural pestilence may have an adverse effect on the sugar planting, harvesting and production, electricity generation and sales, and the Agribusiness segment's facilities, including dams and reservoirs.

        New A&B maintains casualty insurance under policies it believes to be adequate and appropriate. These policies are generally subject to large retentions and deductibles. Some types of losses, such as losses resulting from physical damage to dams or crop damage, generally are not insured. In some cases New A&B retains the entire risk of loss because it is not economically prudent to purchase insurance coverage or because of the perceived remoteness of the risk. Other risks are uninsured because insurance coverage may not be commercially available. Finally, New A&B retains all risk of loss that exceeds the limits of its insurance.

         Heightened security measures, war, actual or threatened terrorist attacks, efforts to combat terrorism and other acts of violence may adversely impact New A&B's operations and profitability.

        War, terrorist attacks and other acts of violence may cause consumer confidence and spending to decrease, or may affect the ability or willingness of tourists to travel to Hawaii, thereby adversely affecting Hawaii's economy and New A&B. Additionally, future terrorist attacks could increase the volatility in the U.S. and worldwide financial markets.

         Loss of New A&B's key personnel could adversely affect its business.

        New A&B's future success will depend, in significant part, upon the continued services of its key personnel, including its senior management and skilled employees. The loss of the services of key personnel could adversely affect its future operating results because of such employee's experience and knowledge of its business and customer relationships. If key employees depart, New A&B may have to incur significant costs to replace them, and New A&B's ability to execute its business model could be impaired if it cannot replace them in a timely manner. New A&B does not expect to maintain key person insurance on any of its key personnel.

         New A&B is subject to, and may in the future be subject to, disputes, legal or other proceedings, or government inquiries or investigations, that could have an adverse effect on New A&B.

        The nature of New A&B's business exposes it to the potential for disputes, legal or other proceedings, or government inquiries or investigations, relating to labor and employment matters, personal injury and property damage, environmental matters, construction litigation, and other matters, as discussed in the other risk factors disclosed in this section. These disputes, individually or collectively, could harm New A&B's business by distracting its management from the operation of its business. If these disputes develop into proceedings, these proceedings, individually or collectively, could involve or result in significant expenditures or losses by New A&B, which could have an adverse effect on New A&B's future operating results, including profitability, cash flows, and financial condition. For more information, see the section entitled "Business—Other Information—Legal Proceedings" beginning on page 97. As a real estate developer, New A&B may face warranty and construction defect claims, as described below under "—Risks Related to New A&B's Real Estate Segments."

         Changes in the value of pension assets, or a change in pension law or key assumptions, may adversely affect New A&B's financial performance.

        The amount of New A&B's employee pension and postretirement benefit costs and obligations are calculated on assumptions used in the relevant actuarial calculations. Adverse changes in any of these assumptions due to economic or other factors, changes in discount rates, higher health care costs, or lower actual or expected returns on plan assets, may adversely affect New A&B's operating results, cash flows, and financial condition. In addition, a change in federal law, including changes to the Employee Retirement Income Security Act and Pension Benefit Guaranty Corporation premiums, may adversely affect New A&B's single-employer pension plans and plan funding. These factors, as well as a decline in the fair value of pension plan assets, may put upward pressure on the cost of providing pension and medical benefits and may increase future pension expense and required funding contributions. Although New A&B has actively sought to control increases in these costs, there can be no assurance that it will be successful in limiting future cost and expense increases, and continued upward pressure in costs and expenses could further reduce the profitability of New A&B's businesses.

Risks Relating to New A&B's Real Estate Segments

         New A&B is subject to risks associated with real estate construction and development.

        New A&B's development projects are subject to risks relating to New A&B's ability to complete its projects on time and on budget. Factors that may result in a development project exceeding budget or being prevented from completion include, but are not limited to:

  •
  an inability of New A&B or buyers to secure sufficient financing or insurance on favorable terms, or at all;

  •
  construction delays, defects, or cost overruns, which may increase project development costs;

  •
  an increase in commodity or construction costs, including labor costs;

  •
  the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues;

  •
  an inability to obtain, or significant delay in obtaining, zoning, construction, occupancy and other required governmental permits and authorizations;

  •
  difficulty in complying with local, city, county and state rules and regulations regarding permitting, zoning, subdivision, utilities, affordable housing, and water quality as well as federal rules and regulations regarding air and water quality and protection of endangered species and their habitats;

  •
  an inability to have access to sufficient and reliable sources of water or to secure water service or meters for its projects;

  •
  an inability to secure tenants or buyers necessary to support the project or maintain compliance with debt covenants;

  •
  failure to achieve or sustain anticipated occupancy or sales levels;

  •
  buyer defaults, including defaults under executed or binding contracts;

  •
  condemnation of all or parts of development or operating properties, which could adversely affect the value or viability of such projects; and

  •
  an inability to sell New A&B's constructed inventory.

        Any of these risks has the potential to adversely affect New A&B's operating results.

         The reduction in availability of mortgage financing may adversely affect New A&B's real estate business.

        As a result of the financial crisis, the financial industry experienced significant instability due to, among other things, declining property values and increasing defaults on loans. This led to tightened credit requirements, reduced liquidity and increased credit risk premiums for virtually all borrowers. Fewer loan products, tighter loan qualifications and higher interest rates make it more difficult for borrowers to finance the purchase of units in New A&B's projects. Additionally, the stringent requirements to obtain financing for buyers of commercial properties make it significantly more difficult for New A&B to sell commercial properties and may negatively impact the sales prices and other terms of such sales. The stringent credit environment may also impact New A&B in other ways, including the credit or solvency of customers, vendors, tenants, or joint venture partners, and the ability of partners to fund their financial obligations to joint ventures.

         A decline in leasing rental income could adversely affect New A&B.

        New A&B owns a portfolio of commercial income properties. Factors that may adversely affect the portfolio's profitability include, but are not limited to:

  •
  a significant number of New A&B's tenants are unable to meet their obligations;

  •
  increases in non-recoverable operating and ownership costs;

  •
  New A&B is unable to lease space at its properties when the space becomes available;

  •
  the rental rates upon a renewal or a new lease are significantly lower than prior rents or do not increase sufficiently to cover increases in operating and ownership costs;

  •
  the providing of lease concessions, such as free or discounted rents and tenant improvement allowances; and

  •
  the discovery of hazardous or toxic substances, or other environmental, culturally-sensitive, or related issues at the property.

         The bankruptcy of key tenants may adversely affect New A&B's revenues and profitability.

        New A&B may derive significant revenues and earnings from certain key tenants. If one or more of these tenants declare bankruptcy or voluntarily vacates from the leased premise and New A&B is unable to re-lease such space or to re-lease it on comparable or more favorable terms, New A&B's liquidity, financial position, results of operations and cash flows may be adversely impacted. Additionally, New A&B's results of operations may be further adversely impacted by an impairment or "write-down" of intangible assets, such as lease-in-place value or a deferred asset related to straight-line lease rent, associated with a tenant bankruptcy or vacancy.

         Governmental entities have adopted or may adopt regulatory requirements that may restrict New A&B's development activity.

        New A&B is subject to extensive and complex laws and regulations that affect the land development process, including laws and regulations related to zoning and permitted land uses. Government entities have adopted or may approve regulations or laws that could negatively impact the availability of land and development opportunities within those areas. It is possible that increasingly stringent requirements will be imposed on developers in the future that could adversely affect New A&B's ability to develop projects in the affected markets or could require that New A&B satisfy additional administrative and regulatory requirements, which could delay development progress or increase the development costs to New A&B. Any such delays or costs could have an adverse effect on New A&B's revenues and earnings.

         Real estate development projects are subject to warranty and construction defect claims in the ordinary course of business that can be significant.

        As a developer, New A&B is subject to warranty and construction defect claims arising in the ordinary course of business. The amounts payable under these claims, both in legal fees and remedying any construction defects, can be significant and exceed the profits made from the project. As a consequence, New A&B may maintain liability insurance, obtain indemnities and certificates of insurance from contractors generally covering claims related to workmanship and materials, and create warranty and other reserves for projects based on historical experience and qualitative risks associated with the type of project built. Because of the uncertainties inherent to these matters, New A&B cannot provide any assurance that its insurance coverage, contractor arrangements and reserves will be adequate to address some or all of New A&B's warranty and construction defect claims in the future. For example, contractual indemnities may be difficult to enforce, New A&B may be responsible for applicable self-insured retentions, and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered and the availability of liability insurance for construction defects could be limited or costly. Accordingly, New A&B cannot provide any assurance that such coverage will be adequate or available at all, or available at an acceptable cost.

         New A&B is involved in joint ventures and is subject to risks associated with joint venture relationships.

        New A&B is involved in joint venture relationships, and may initiate future joint venture projects. A joint venture involves certain risks such as, among others:

  •
  New A&B may not have voting control over the joint venture;

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  New A&B may not be able to maintain good relationships with its venture partners;

  •
  the venture partner at any time may have economic or business interests that are inconsistent with New A&B's economic or business interests;

  •
  the venture partner may fail to fund its share of capital for operations and development activities, or to fulfill its other commitments, including providing accurate and timely accounting and financial information to New A&B;

  •
  the joint venture or venture partner could lose key personnel; and

  •
  the venture partner could become insolvent, requiring New A&B to assume all risks and capital requirements related to the joint venture project, and any resulting bankruptcy proceedings could have an adverse impact on the operation of the project or the joint venture.

        In connection with its real estate joint ventures, New A&B may be asked to guarantee completion of a joint venture's construction and development of a project, or to indemnify a third party serving as surety for a joint venture's bonds for such completion. If New A&B were to agree to become obligated to perform under such arrangement, New A&B may be adversely affected.

         New A&B's financial results are significantly influenced by the economic growth and strength of Hawaii.

        Virtually all of New A&B's real estate development activity is conducted in Hawaii. Consequently, the growth and strength of Hawaii's economy has a significant impact on the demand for New A&B's real estate development projects. As a result, any adverse change to the growth or health of Hawaii's economy could materially adversely affect New A&B's financial condition and results of operations.

         The value of New A&B's development projects and its commercial properties are affected by a number of factors.

        The Company has significant investments in various commercial real estate properties, development projects, and joint venture investments. For example, the Company has invested more than $250 million in its Kukui'ula joint venture, including the value of the land. Further weakness in the real estate sector, difficulty in obtaining or renewing project-level financing, and changes in New A&B's investment and development strategy, among other factors, may affect the fair value of these real estate assets owned by New A&B or by its joint ventures. If the fair value of New A&B's joint venture development projects were to decline below the carrying value of those assets, and that decline was other-than-temporary, New A&B would be required to recognize an impairment loss. Additionally, if the undiscounted cash flows of its commercial properties or development projects were to decline below the carrying value of those assets, New A&B would be required to recognize an impairment loss if the fair value of those assets were below their carrying value. Such impairment losses would have an adverse effect on New A&B's financial position and results of operations.

Risks Relating to New A&B's Agribusiness Segment

         The lack of water for agricultural irrigation could adversely affect New A&B.

        It is crucial for New A&B's agribusiness segment to have access to reliable sources of water for the irrigation of sugar cane. As further described in "Business—Other Information—Legal Proceedings," there are regulatory and legal challenges to New A&B's ability to divert water from streams in Maui. In addition, New A&B's access to water is subject to weather patterns that cannot be reliably predicted. If New A&B is limited in its ability to divert stream waters for its use or there is insufficient rainfall on an extended basis, it would have an adverse effect on New A&B's sugar operations, including possible cessation of operations, and energy production.

         A decline in raw sugar prices will adversely affect New A&B's business.

        The business and results of operations of New A&B's agribusiness segment are substantially affected by market factors, particularly the domestic prices for raw cane sugar. These market factors are influenced by a variety of forces, including prices of competing crops and suppliers, weather conditions, and United States farm and trade policies. If the price for sugar were to decline, New A&B's agribusiness segment would be adversely affected.

         New A&B is subject to risks associated with raw sugar production.

        New A&B's production of raw sugar is subject to numerous risks that could adversely affect the volume and quality of sugar produced, including, but not limited to:

  •
  weather and natural disasters;

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  disease;

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  weed control;

  •
  uncontrolled fires, including arson;

  •
  government restrictions on farming practices, including cane burning;

  •
  increases in costs, including, but not limited to fuel, fertilizer, herbicide, and drip tubing;

  •
  water availability (see risk factor above regarding lack of water);

  •
  equipment failures in factory or power plant;

  •
  labor, including labor availability (see risk factor above regarding labor disruptions) and loss of qualified personnel; and

  •
  lack of demand for New A&B's production.

        Any of these risks has the potential to adversely affect New A&B's future agribusiness operating results.

         New A&B's power sales contracts could be replaced on less favorable terms or may not be replaced.

        New A&B's power sales contracts expire at various points in the future and may not be replaced or could be replaced on less favorable terms, which could adversely affect New A&B's agribusiness operations.

         The market for power sales in Hawaii is limited.

        The power distribution systems in Hawaii are small and island-specific; currently, there is no ability to move power generated on one island to any other island. In addition, Hawaii law limits the ability of independent power producers, such as New A&B's agribusiness operations, to sell their output to firms other than the respective utilities on each island, without themselves becoming utilities and subject to the State's Public Utilities Commission (PUC) regulation. Further, any sales of electricity by New A&B to the utilities on each island are subject to the approval of the PUC. Unlike some areas in the Mainland, Hawaii's independent power producers have no ability to use utility infrastructure to transfer power to other locations.

         New A&B has limited options for carriage of sugar to domestic markets.

        In order to directly ship bulk or partially processed food-grade sugar from Maui to markets on the U.S. West coast, or any alternate U.S. domestic port, New A&B must utilize vessels that are subject to the restrictions delineated in Section 27 of the Merchant Marine Act, 1920, commonly referred to as the Jones Act. New A&B currently owns a bulk sugar transportation vessel, the MV Moku Pahu, and therefore, New A&B itself is also subject to the restrictions of the Jones Act (as described under "Business—Other Information—Jones Act" beginning on page 97). Under the Jones Act, all vessels transporting cargo between covered U.S. ports must, subject to limited exceptions, be built in the U.S., registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S.-organized companies that are controlled and 75 percent owned by U.S. citizens. U.S.-flagged vessels are generally required to be maintained at higher standards than foreign-flagged vessels and are supervised by, as well as subject to rigorous inspections by, or on behalf of, the U.S. Coast Guard, which requires appropriate certifications and background checks of the crew members. Because of these restrictions, New A&B would have limited options for carriage of sugar to domestic markets if the MV Moku Pahu no longer qualified under the Jones Act or were taken out of service due to its age.

Risks Relating to the Separation

         If the distribution were to fail to qualify as tax-free for U.S. federal income tax purposes, then New A&B, Holdings and our shareholders could be subject to significant tax liability or tax indemnity obligations.

        Holdings received a private letter ruling from the IRS (which we refer to as the IRS Ruling) that, for U.S. federal income tax purposes, (i) certain transactions to be effected in connection with the separation qualify as a reorganization under Sections 355 and/or 368 of the Code, or as a complete liquidation under Section 332(a) of the Code and (ii) the distribution qualifies as a transaction under Section 355 of the Code. In addition to obtaining the IRS Ruling, Holdings expects to receive an opinion (which we refer to as the Tax Opinion) from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP (which Tax Opinion will rely on the effectiveness of the IRS Ruling), in form and substance acceptable to Holdings and New A&B, substantially to the effect that, for U.S. federal income tax purposes, the separation, the distribution and certain related transactions will qualify as a reorganization under Section 368 of the Code. Holdings' receipt of the IRS Ruling, which has been received, and the Tax Opinion is a condition to the completion of the separation. The IRS Ruling and

Tax Opinion will rely on certain facts and assumptions, and certain representations from New A&B and Holdings regarding the past and future conduct of their respective businesses and other matters. Notwithstanding the IRS Ruling and Tax Opinion, the IRS could determine on audit that the separation should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the separation should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution or if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling. If the separation ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Holdings would recognize gain in an amount equal to the excess of the fair market value of shares of New A&B common stock distributed to Holdings' shareholders on the distribution date over Holdings tax basis in such shares of New A&B common stock.

        In addition, under the terms of the Tax Sharing Agreement that New A&B has entered into with Holdings, New A&B also generally will be responsible for any taxes imposed on Holdings that arise from the failure of the separation, the distribution and certain related transactions, to qualify as tax-free for U.S. federal income tax purposes within the meaning of Sections 355 and 368 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to New A&B's stock, assets or business, or a breach of the relevant representations or covenants made by New A&B and Holdings in the Tax Sharing Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided to counsel in connection with the Tax Opinion. The amounts of such taxes could be significant.

         New A&B will be subject to continuing contingent liabilities of Holdings following the separation.

        After the separation, there will be several significant areas where the liabilities of Holdings may become New A&B's obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Holdings consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is severally liable for the U.S. federal income tax liability of the entire Holdings consolidated tax reporting group for such taxable period. In connection with the separation and distribution, New A&B has entered into a Tax Sharing Agreement with Holdings that allocates the responsibility for prior period taxes of the Holdings consolidated tax reporting group between New A&B and Holdings. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Holdings—Tax Sharing Agreement" beginning on page 102. If Holdings were unable to pay any prior period taxes for which it is responsible, however, New A&B could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of U.S. federal, state, local, or foreign law may establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

         New A&B might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of certain restrictions relating to requirements for tax-free distributions.

        New A&B's ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by Holdings. Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate-level taxable gain to Holdings under Section 355(e) of the Code if fifty percent or more, by vote or value, of the shares of New A&B's stock or Holdings' stock are treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of New A&B's stock or Holdings'

stock within two years after the distribution generally are presumed to be part of such a plan, although New A&B or Holdings, as applicable, may be able to rebut that presumption.

        To preserve the tax-free treatment of the distribution to Holdings, under the Tax Sharing Agreement that New A&B has entered into with Holdings, New A&B may be prohibited from taking or failing to take certain actions that could prevent the separation, distribution or certain related transactions from being tax-free under the Code. Further, for the two-year period following the separation and distribution, New A&B may be prohibited from:

  •
  issuing equity securities to satisfy financing needs if the equity securities issued would represent a 50% or greater interest in New A&B;

  •
  acquiring businesses or assets with equity securities if the equity securities issued would represent a 50% or greater interest in New A&B; or

  •
  engaging in mergers or asset transfers that could jeopardize the tax-free status of the separation, distribution or certain related transactions.

        These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.

         New A&B may be unable to achieve some or all of the benefits that it expects to achieve as an independent, publicly traded company.

        As an independent, publicly traded company, New A&B believes that its businesses will benefit from, among other things, enhanced focus and the ability to independently establish strategic priorities, growth strategies and financial objectives, and allocate capital in a manner that is best tailored for New A&B's specific business characteristics. New A&B believes this will allow it to respond more effectively to changing industry conditions and allow New A&B to design effective incentives for the management team and employees that are more closely tied to business performance. However, New A&B may not be able to achieve some or all of the expected benefits for a variety of reasons. For example, the process of operating as a newly independent public company may distract New A&B's management team from focusing on New A&B's business and strategic priorities. If New A&B does not realize the anticipated benefits from the separation for any reason, New A&B's business may be adversely affected.

         New A&B's historical and pro forma combined financial statements are not necessarily representative of the results New A&B would have achieved as an independent, publicly traded company and may not be a reliable indicator of future results.

        The historical and pro forma combined financial statements included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows that New A&B would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, as a result of the following factors, among others:

  •
  Historically, from time-to-time, a portion or all of the working capital requirements and a portion or all of the capital for New A&B's general corporate purposes, including real estate investment and capital expenditures, have been financed by Holdings. Following completion of the separation, Holdings will not be providing New A&B with funds to finance its working capital or other cash requirements. Without the opportunity to obtain financing from Holdings, New A&B may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, and such arrangements may not be available to New A&B or available on terms that are as favorable as those it could have obtained when New A&B was part of Holdings.

  •
  Prior to the separation, New A&B's business was operated by Holdings as part of its broader corporate organization, rather than as an independent company, and New A&B performed various corporate functions for Holdings. A&B's historical and pro forma financial statements reflect the corporate expenses directly incurred by A&B. These expenses recognized by A&B may be more or less than the comparable expenses A&B would have incurred had it operated as an independent, publicly traded company.

  •
  Other significant changes may occur in New A&B's cost structure, management, financing and business operations as a result of its operation as a company separate from Holdings.

         There can be no assurance that New A&B will have access to the capital markets on acceptable terms.

        From time to time, New A&B may need to access the long-term and short-term capital markets to obtain financing. Although New A&B believes that the sources of capital in place at the time of the separation will permit it to finance its operations for the foreseeable future on acceptable terms, New A&B's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (i) New A&B's financial performance, (ii) New A&B's credit ratings or absence of a credit rating, (iii) the liquidity of the overall capital markets and (iv) the state of the economy, including the housing market. There can be no assurance that New A&B will have access to the capital markets on acceptable terms and conditions.

         We may incur greater costs as an independent company than we did when we were a part of Holdings, which could decrease our profitability.

        We take advantage of Holdings' size and purchasing power in procuring certain goods and services such as insurance and healthcare benefits, and technology such as computer software licenses. After the separation, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the separation.

         We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Holdings.

        The agreements related to the separation have been negotiated while we are still part of Holdings. Although these agreements are intended to be on an arm's-length basis, they may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties.

         Certain of the contracts to be transferred or assigned to New A&B in connection with the separation contain provisions that require the consent of a third party to such transfer. If such consent is not obtained, New A&B may not be entitled to the benefit of such contracts in the future.

        In connection with our separation from Holdings, a number of contracts with customers, suppliers, landlords and other third parties are to be assigned by Holdings or its affiliates to New A&B. However, some of these contracts require the contractual counterparty's consent to such an assignment. Similarly, in some circumstances, New A&B is a joint beneficiary of contracts, and New A&B will need to enter into a new agreement with the third party to replicate the contract or assign the portion of the contract related to New A&B's business. It is possible that some parties may use the requirement of a consent to seek more favorable contractual terms from New A&B. If New A&B is unable to obtain such consents on commercially reasonable and satisfactory terms, it may be unable to obtain the benefits, assets and contractual commitments that are intended to be allocated to New A&B as part of its separation from Holdings.

         A court could require that we assume responsibility for obligations allocated to Holdings under the Separation and Distribution Agreement.

        Under the Separation and Distribution Agreement, from and after the separation, we and Holdings will be responsible for the debts, liabilities and other obligations related to the businesses which each company owns and operates following the consummation of the separation. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Holdings, particularly if Holdings were to refuse or were unable to pay or perform the allocated obligations.

         Potential indemnification liabilities to Holdings pursuant to the Separation and Distribution Agreement could materially adversely affect our company.

        Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make our company financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Holdings under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities.

         In connection with the separation, Holdings will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Holdings' ability to satisfy its indemnification obligation will not be impaired in the future.

        Pursuant to the Separation and Distribution Agreement, Holdings will indemnify us for substantially all liabilities that may exist relating to Matson's business activities, whether incurred prior to or after the separation. However, third parties could seek to hold us responsible for any of the liabilities that Holdings agrees to retain, and there can be no assurance that the indemnity from Holdings will be sufficient to protect us against the full amount of such liabilities, or that Holdings will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Holdings any amounts for which we are held liable, we may be temporarily required to bear these losses.

         The separation may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

        The separation is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return and (ii) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Holdings or any of our respective subsidiaries) may bring a lawsuit alleging that the separation or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, requiring our shareholders to return to Holdings some or all of the shares of our common stock distributed in the distribution.

         Until the distribution occurs, Holdings has the sole discretion to change the terms of the distribution in ways that may be unfavorable to New A&B.

        Until the consummation of the distribution, Holdings will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to New A&B. In addition, Holdings may, in its absolute and sole discretion, decide at any time prior to the distribution not to proceed with the separation.

         After the separation, certain of New A&B's directors and officers may have actual or potential conflicts of interest because of their equity ownership in Holdings, and certain of New A&B's directors may have actual or potential conflicts of interest because they also serve on the Board of Directors of Holdings.

        Because of their current or former positions with Holdings, following the separation, certain of New A&B's directors and executive officers may own shares of Holdings common stock or options to acquire shares of Holdings common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Holdings and New A&B.

        For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Holdings and New A&B regarding the terms of the agreements governing the separation and the relationship thereafter between the companies.

Risks Relating to New A&B Common Stock

         There is no existing market for New A&B common stock, and a trading market that will provide you with adequate liquidity may not develop for New A&B common stock. In addition, once New A&B common stock begins trading, the market price of New A&B common stock may fluctuate significantly.

        There is currently no public market for New A&B common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of New A&B common stock will begin on a "when-issued" basis and will continue up to and including the distribution date. However, there can be no assurance that an active trading market for New A&B common stock will develop as a result of the distribution or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell New A&B's shares and could lead to New A&B's share price being depressed or more volatile.

        New A&B cannot predict the prices at which New A&B common stock may trade after the distribution. The market price of New A&B common stock may fluctuate significantly, depending upon many factors, some of which may be beyond New A&B's control, including, but not limited to:

  •
  a shift in New A&B's investor base;

  •
  New A&B's quarterly or annual earnings, or those of other companies in New A&B's industry;

  •
  actual or anticipated fluctuations in New A&B's operating results;

  •
  success or failure of New A&B's business strategy;

  •
  New A&B's ability to obtain financing as needed;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in laws and regulations affecting New A&B's business, including tax legislation;

  •
  announcements by New A&B or New A&B's competitors of significant acquisitions or dispositions;

  •
  the failure of securities analysts to cover New A&B common stock after the distribution;

  •
  changes in earnings estimates by securities analysts or New A&B's ability to meet its earnings guidance;

  •
  the operating and stock price performance of other comparable companies; and

  •
  overall market fluctuations and general economic and real estate market conditions.

        Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of New A&B common stock.

         The combined post-distribution value of New A&B and Holdings shares may not equal or exceed the pre-distribution value of Holdings shares.

        We cannot assure you that the combined trading prices of Holdings common stock and New A&B common stock after the distribution will be equal to or greater than the trading price of Holdings common stock prior to the distribution. Until the market has fully evaluated the business of Holdings without the A&B businesses, the price at which Holdings common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated the standalone business of New A&B, the price at which shares of New A&B common stock trades may fluctuate significantly, including volatility caused by general market conditions.

         Substantial sales of common stock may occur in connection with the distribution, which could cause New A&B's stock price to decline.

        The shares of New A&B common stock that Holdings distributes to its shareholders generally may be sold immediately in the public market. Although New A&B has no actual knowledge of any plan or intention on the part of any holder of five percent or more of the outstanding shares of Holdings to sell New A&B common stock on or after the record date, it is possible that some Holdings shareholders will sell New A&B common stock received in the distribution for reasons such as New A&B's business profile or market capitalization as an independent company not fitting their investment objectives or because New A&B common stock is not included in certain indices after the distribution. The sales of significant amounts of New A&B common stock or the perception in the market that this will occur may result in the lowering of the market price of New A&B common stock.

         Your percentage ownership in New A&B may be diluted in the future.

        Your percentage ownership in New A&B may be diluted in the future because of equity awards that New A&B expects to grant to New A&B's directors, officers and employees and because of adjustments being made to outstanding Holdings equity awards in connection with the separation. New A&B intends to establish equity incentive plans that will provide for the grant of common stock-based equity awards to New A&B's directors, officers and employees. In addition, New A&B may issue equity as all or part of the consideration paid for acquisitions and strategic investments New A&B may make in the future.

         We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

        While we have no specific plan to issue preferred stock, our charter authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. For a more detailed description, see "Description of Capital Stock—Preferred Stock" beginning on page 145.

         Provisions in our corporate documents and Hawaii law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our shareholders.

        The existence of some provisions of our charter and bylaws and Hawaii law could discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These include provisions:

  •
  providing that our Board of Directors fixes the number of members of the board;

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  providing for the division of our Board of Directors into three classes with staggered terms;

  •
  providing that our directors may only be removed for cause;

  •
  providing that only our Board of Directors may fill board vacancies;

  •
  prohibiting cumulative voting in the election of directors;

  •
  limiting who may call special meetings of stockholders;

  •
  allowing shareholder action only at a duly called annual or special meeting or, as provided in Section 414-124 of the Hawaii Business Corporation Act (the "HBCA"), by unanimous written consent;

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  establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings;

  •
  establishing supermajority vote requirements for certain amendments to our charter;

  •
  authorizing a large number of shares of common stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

  •
  authorizing the issuance of "blank check" preferred stock, which could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt; and

  •
  restricting non-U.S. ownership of our common stock pursuant to certain transfer and ownership restrictions referred to as the Maritime Restrictions (as described in "Description of Capital Stock—Jones Act-Related Provisions" beginning on page 145).

        In addition, following the separation, we will be subject to Chapter 414E of the Hawaii Revised Statutes (control share acquisitions), Chapter 417E of the Hawaii Revised Statutes (the Hawaii Corporate Take-Overs Act) and Section 414-221 of the HBCA (considerations of effects on other constituents), which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.

        We believe these provisions protect our shareholders from coercive or harmful takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with adequate time to assess any acquisition proposal, and are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in the best interests of our company and our shareholders. For a more detailed description, see "Description of Capital Stock—Certain Provisions of Hawaii Law, New A&B's Charter and New A&B's Bylaws" beginning on page 149.

         New A&B currently does not expect to pay any cash dividends.

        New A&B presently intends to retain future earnings, if any, to invest in attractive real estate opportunities and to finance its core real estate and agriculture businesses. As a result, New A&B does not currently expect to pay any cash dividends. On the other hand, Holdings (which consists of the Matson businesses and will be renamed Matson, Inc.) presently intends to continue paying a dividend post-separation. The declaration and amount of future dividends to be paid by each company will be determined from time to time by its board of directors in accordance with applicable law and will depend on that company's financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that its board of directors believes are relevant at that time. If New A&B does not pay dividends, the price of New A&B common stock that you receive in the distribution must appreciate for you to recognize a gain on your investment upon sale. This appreciation may not occur.

         The Maritime Restrictions may have an adverse effect on the market price of shares of New A&B common stock.

        If the distribution is completed, you will receive shares of New A&B common stock that will be subject to the Maritime Restrictions. The Maritime Restrictions are designed to assist us in maintaining our status as a U.S. citizen under the U.S. maritime and vessel documentation laws applicable to our company, popularly referred to as the Jones Act, and to protect the long-term value of our agribusiness segment and, in particular, the MV Moku Pahu, a qualified integrated tug barge bulk dry carrier owned by New A&B, which is used to transport raw sugar from Hawaii to the U.S. West Coast and coal from the U.S. West Coast to Hawaii. Other public companies that are subject to the Jones Act, including Holdings, impose restrictions similar to the Maritime Restrictions on their shareholders. However, it is possible that the Maritime Restrictions will have an adverse effect on the market price of the shares of New A&B common stock.

         The Maritime Restrictions may result in transfers of New A&B common stock to non-U.S. citizens being void and ineffective and, thus, may impede or limit your ability to transfer or purchase shares of New A&B common stock.

        To be eligible to document vessels in the United States and to operate those vessels in the Coastwise Trade (as described in "Business—Other Information—Jones Act" beginning on page 97), at least 75% of the outstanding shares of each class or series of our capital stock must be owned by U.S. citizens within the meaning of the Jones Act. We believe that we will be a U.S. citizen following the distribution. The Maritime Restrictions provide that if a transfer of shares of New A&B common stock by you to a non-U.S. citizen would result in non-U.S. citizens owning (of record or beneficially) or controlling, in the aggregate, more than a maximum permitted percentage of 22% of the outstanding shares of New A&B common stock (such shares in excess of the maximum permitted percentage, "excess shares"), then such purported transfer will be void and the purported transferee will not be recognized as the owner (of record or beneficially) of such excess shares. To the extent transfers of excess shares are voided, the liquidity or market value of your shares of New A&B common stock may be adversely impacted.

         The Maritime Restrictions provide for the automatic transfer of excess shares to a trust for sale and may result in non-U.S. citizens suffering losses from the sale of excess shares.

        In the event (i) the restrictions voiding purported transfers described above would be ineffective, (ii) of a change in the citizenship of a shareholder or (iii) of the original issuance of shares of New A&B common stock to a non-U.S. citizen (each, a "restricted event") that would otherwise result in the number of shares of New A&B common stock owned (of record or beneficially) or controlled, in the aggregate, by non-U.S. citizens to exceed the maximum permitted percentage of 22%, the resulting excess shares will be automatically transferred to a trust.

        The trustee of the trust will be a U.S. citizen and the trustee (and not the proposed recipients of excess shares, or "restricted persons") will have all voting rights and rights to dividends or other distributions. The trustee will sell the excess shares to a U.S. citizen designated by the trustee, which may be New A&B.

        Upon the sale, the trustee will distribute the net proceeds of the sale and any dividends or other distributions received by the trust as follows:

  •
  The restricted person will receive (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the trust) the lesser of: (i) the price paid by the restricted person for the shares or, if the restricted person did not give value for the shares (e.g., a gift, devise or other similar transaction or change in citizenship status), the fair market value (determined in accordance with the formula set forth in New A&B's charter) of the shares on the date of the restricted event; and (ii) the price received by the trustee from the sale of the shares.

  •
  The charitable beneficiary will receive any net sale proceeds in excess of the amount payable to the restricted person, and any dividends or other distributions paid with respect to such excess shares.

        If the trustee sells the excess shares to New A&B, the sale price will be equal to the lesser of (i) fair market value of the excess shares on the date New A&B accepts the offer; and (ii) the price paid by the restricted person in connection with the restricted event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the restricted event).

        As a result, a restricted person will not profit on its investment in the excess shares and is instead likely to sustain a loss with respect to such investment. In addition, New A&B has set the maximum permitted percentage at 22%, which is lower than the maximum percentage of 25% permitted by the Jones Act. As a result, non-U.S. citizens may be deprived of shares of New A&B common stock at a time when their ownership did not jeopardize New A&B's status as a U.S. citizen under the Jones Act.

         The Maritime Restrictions will permit New A&B to redeem shares of New A&B common stock, which may result in shareholders who are non-U.S. citizens being required to sell their excess shares of New A&B common stock at an undesirable time or price or on unfavorable terms.

        If the trust sale provisions would be ineffective to prevent the shares of New A&B common stock owned (of record or beneficially) or controlled, in the aggregate, by non-U.S. citizens from exceeding the maximum permitted percentage, New A&B will have the power (but not the obligation) to redeem all or any portion of such excess shares, unless such redemption is not permitted under applicable law.

        The redemption price of such excess shares will be an amount equal to: (i) the lesser of the fair market value of the excess shares on the redemption date and the price paid by the restricted person in connection with the restricted event (or, in the case of a gift, devise or other similar transaction or change in citizenship status, the fair market value on the date of the restricted event), minus (ii) any dividends or distributions received by such restricted person with respect to such excess shares.

        As a result, shareholders who are non-U.S. citizens may be required to sell their excess shares of New A&B common stock at an undesirable time or price, will not receive any return on their investment in such shares and are likely to sustain a loss on their investment. In addition, a shareholder may not immediately receive cash in the redemption as New A&B may, at its option, pay the redemption price in the form of a promissory note with a maturity of up to 10 years and bearing interest at a fixed rate equal to the yield on the U.S. Treasury Note of comparable maturity.

        In addition, until such excess shares are redeemed or no longer constitute excess shares, the restricted persons owning such shares will not be entitled to any voting rights with respect to such shares and New A&B will pay any dividends or distributions with respect to such shares into an escrow account.

         New A&B's financial condition may be adversely affected by a redemption of excess shares or it may not have the funds or the ability to redeem any excess shares.

        New A&B may have to incur additional indebtedness, or use available cash (if any), to fund all or a portion of such redemption, in which case New A&B's financial condition may be adversely affected.

        In addition, New A&B may be unable to redeem excess shares because its operations may not have generated sufficient excess cash flow to fund such redemption or because certain agreements governing our outstanding indebtedness, which will be assumed by New A&B, contain covenants that may prevent New A&B from redeeming such excess shares. Consequently, there is no guarantee that New A&B will be able to obtain the funds necessary to affect such redemption on terms satisfactory to New A&B or at all.

         If the Maritime Restrictions are ineffective, New A&B could be forced to suspend its Coastwise Trade activities, be subject to substantial penalties, which may include seizure or forfeiture of its vessel, and/or lose its ability to register its vessel in Coastwise Trade.

        If all of the citizenship-related safeguards in New A&B's charter fail at a time when non-U.S. citizens, in the aggregate, own, vote or control more than 25% of outstanding shares of New A&B common stock, New A&B would likely no longer be considered a U.S. citizen under the applicable U.S. maritime and vessel documentation laws for Coastwise Trade. Such an event could result in ineligibility of New A&B to engage in Coastwise Trade, the imposition of substantial penalties against New A&B, including seizure or forfeiture of its vessel, and/or the inability to register its vessel in the United States, each of which could have a material adverse effect on its financial condition and results of operation.

         The maximum permitted percentage of 22% will change automatically in the event the maximum percentage permitted by the applicable U.S. maritime and vessel documentation laws changes.

        In the event that the U.S. maritime and vessel documentation laws are amended to change the maximum percentage of shares of capital stock that may be owned by, voted by or controlled by non-U.S. citizens, New A&B's charter provides that the maximum permitted percentage of 22% will automatically be changed to a percentage that is three percentage points lower than the percentage that would cause New A&B to violate the U.S. maritime and vessel documentation laws as amended. As a result, the shares of New A&B common stock held by a non-U.S. citizen may become excess shares, and be subject to the trust transfer and redemption provisions contained in New A&B's charter, without such non-U.S. citizens taking any action.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this information statement, including in the sections entitled "Questions and Answers About the Separation," "Summary," "Risk Factors," "The Separation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Holdings, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could" or the negative of these terms or similar expressions.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

        The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

 THE SEPARATION

Background

        On June 8, 2012, the Board of Directors of Holdings approved the distribution of New A&B common stock to holders of Holdings common stock as of the record date. On the distribution date, holders of Holdings common stock will receive one share of New A&B common stock for each share of Holdings common stock held at the close of business on the record date. Shareholders who are entitled to receive shares of New A&B common stock in the distribution will not be required to pay any cash or deliver any other consideration, including any shares of Holdings common stock, to receive shares of New A&B common stock in the distribution.

        The distribution as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description, see "—Conditions to the Separation" beginning on page 48.

Reasons for the Separation

        The Board of Directors of our predecessor (prior to the holding company reorganization) has periodically conducted strategic reviews of our businesses, including an evaluation of the merits of separating into two companies. The Holdings Board of Directors believes that a critical point in the growth and development of each of the A&B businesses, on one hand, and the Matson businesses, on the other, has been reached where they can better achieve their full potential by operating as separate companies.

        Our company has grown substantially over the past decade. Our commercial real estate portfolio has increased by almost 50 percent to its present size of 7.9 million square feet, comprising 45 properties located in Hawaii and eight Mainland states. This portfolio of high-quality commercial properties generates a significant, stable, recurring source of cash flow and is an important source of capital for our real estate development activity. Over this same time period, we have expanded and diversified our pipeline of development projects and broadened our development capabilities. Since 2000, we have invested approximately $800 million in development projects—including three high-rise condominiums in urban Honolulu and premier resort destination communities in Hawaii, such as the Wailea Resort on Maui and Kukui'ula on Kauai—and an additional $850 million in the acquisition of Hawaii and Mainland commercial properties, mainly through property exchanges. In addition, the operating performance of the Agribusiness segment, which includes the HC&S sugar plantation on Maui, has improved significantly and returned to profitability.

        Also during the past decade, Matson has successfully expanded beyond its core Hawaii and Guam services to China, where it operates a premium expedited service from Shanghai to Long Beach. The Matson fleet has been modernized with four new container ships, providing one of the most reliable and efficient container services in the world. During this same period, Matson also expanded its logistics business, which now ranks among the nation's top ten logistics companies, offering full-service, nationwide rail and highway logistics brokerage services.

        After thorough evaluation, and in light of our significant growth and the positioning of each group of businesses for success in the markets in which they operate, the Holdings Board of Directors determined that the increased size, capabilities and financial strength of the land and transportation businesses now enable these operations to independently execute their strategies to best enhance and maximize each company's earnings and growth prospects, as well as shareholder value.

        The Holdings Board believes that creating two public companies will achieve a number of benefits, including:

  •
  Enhanced Focus:    Each company is now large enough to independently establish strategic priorities, growth strategies and financial objectives, and allocate capital in a manner that is best tailored to each business. Moreover, the board and management of each company will be able to focus exclusively on the operation of its own business and streamline operational and strategic decision-making. The separation will enable each company to implement a capital structure that is tailored to the needs of each business. Both companies will have more direct access to capital markets to fund their growth plans. Enhanced focus will also positively impact the long-term growth and return prospects of each company and provide greater potential long-term value to shareholders.

  •
  Separate Stock:    Each company will have its own separate stock, which will allow for equity-based incentive awards that more directly link and closely align the interests of each company and its employees, making equity-based incentive awards an even more effective management tool to attract, motivate and retain key and sector-specific employees. Additionally, the separate stock can be used to facilitate acquisition opportunities.

  •
  Greater Transparency:    The proposed separation will allow for greater visibility into relative financial and operating performance.

  •
  Sector-Specific Investors:    Each company will appeal to a more focused shareholder base that is attracted to the particular business profile of that company and the specific industries in which it operates. This focus will also facilitate valuation assessments for the securities of both companies.

  •
  Expanded Research Coverage:    Each company expects to attract additional research coverage by industry-specific analysts, providing the public and investment community with more information and perspectives on the two companies.

        In determining whether to effect the separation, the Holdings Board of Directors also considered the costs and risks associated with the transaction. Notwithstanding these costs and risks, the Holdings Board of Directors determined that, for the reasons stated above, the separation is expected to provide the separated companies with certain opportunities and benefits that are expected to enhance and maximize each company's earnings and growth prospects, as well as shareholder value.

When and How You Will Receive New A&B Shares

        On the distribution date, Holdings will distribute, on a pro rata basis, all of the issued and outstanding shares of New A&B common stock to holders of Holdings common stock as of the record date. Holdings' transfer agent, Computershare Shareowners Services LLC, will serve as transfer agent and registrar for New A&B common stock and as distribution agent in connection with the distribution. If you are entitled to receive shares of New A&B common stock in the distribution, the common stock will be issued to your account as follows:

  •
  Registered shareholders.    If you own your shares of Holdings common stock directly, either through an account with Holdings' transfer agent or if you hold paper stock certificates, you will receive your shares of New A&B common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership where no physical share certificates are issued to shareholders.

  •
  "Street name" or beneficial shareholders.    Most Holdings shareholders hold their shares of Holdings common stock beneficially through a broker, bank or other nominee. In such cases, the broker, bank or other nominee is said to hold the stock in "street name," and ownership is recorded on the books of the bank, broker or other nominee. If you hold your Holdings common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the shares of New A&B common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in "street name," we encourage you to contact your broker, bank or other nominee.

        Holders of Holdings common stock are not being asked to take any action in connection with the separation or the distribution. No shareholder approval of the separation or the distribution is required or is being sought. You are not being asked for a proxy, and we request that you not send a proxy. You are also not being asked to surrender any of your shares of Holdings common stock for shares of New A&B common stock. The number of outstanding shares of Holdings common stock will not change as a result of the distribution.

Number of Shares You Will Receive

        On the distribution date, Holdings will distribute one share of New A&B common stock for each share of Holdings common stock outstanding as of the close of business on the record date.

Transferability of Shares You Receive

        The shares of New A&B common stock distributed to Holdings shareholders will be freely transferable, except for shares received by persons who may be deemed to be New A&B's "affiliates" under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of New A&B after the separation generally include individuals or entities that control, are controlled by or are under common control with New A&B and may include directors and certain officers or principal shareholders of New A&B. New A&B's affiliates will be permitted to sell their shares of New A&B common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

Material U.S. Federal Income Tax Consequences of the Separation

        The following is a summary of the material U.S. federal income tax consequences to Holdings and to the holders of shares of Holdings common stock in connection with the separation. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations that may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

        Except as specifically described below, this summary is limited to holders of shares of Holdings common stock that are U.S. Holders, as defined immediately below. For purpose of this summary, a U.S. Holder is a beneficial owner of Holdings common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

        This summary also does not discuss all tax considerations that may be relevant to Holdings shareholders in light of their particular circumstances, nor does it address the consequences to Holdings shareholders subject to special treatment under the U.S. federal income tax laws, such as:

  •
  dealers or traders in securities or currencies;

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  tax-exempt entities;

  •
  cooperatives;

  •
  banks, trusts, financial institutions or insurance companies;

  •
  persons who acquired shares of Holdings common stock pursuant to the exercise of employee stock options or otherwise as compensation;

  •
  shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Holdings equity;

  •
  holders owning Holdings common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

  •
  certain former citizens or long-term residents of the United States;

  •
  holders who are subject to the alternative minimum tax; or

  •
  persons that own Holdings common stock through partnerships or other pass-through entities.

        This summary does not address the U.S. federal income tax consequences to Holdings shareholders who do not hold shares of Holdings common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Holdings common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SEPARATION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

        Holdings received a private letter ruling from the IRS, which we refer to as the IRS Ruling, to the effect that, for U.S. federal income tax purposes (i) certain transactions to be effected in connection with the separation qualify as a reorganization under Sections 355 and/or 368 of the Code, or as a complete liquidation under Section 332(a) of the Code and (ii) the distribution qualifies as a transaction under Section 355 of the Code. The IRS Ruling also provides that certain internal transactions undertaken in anticipation of the distribution will qualify for favorable treatment under the Code.

        In addition to obtaining the IRS Ruling, Holdings expects to receive an opinion from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as the Tax Opinion (which Tax Opinion will rely on the effectiveness of the IRS Ruling), in form and substance acceptable to Holdings and New A&B, substantially to the effect that, for U.S. federal income tax purposes, the separation, the distribution and certain related transactions will qualify as a reorganization under Section 368 of the Code. The receipt by Holdings of the IRS Ruling and the Tax Opinion is a condition to the separation. Holdings has received the IRS Ruling.

        Assuming the distribution qualifies under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

  •
  no gain or loss will be recognized by Holdings as a result of the distribution;

  •
  no gain or loss will be recognized by, or be includible in the income of, a holder of Holdings common stock solely as a result of the receipt of New A&B common stock in the distribution;

  •
  the aggregate tax basis of the shares of Holdings common stock and shares of New A&B common stock in the hands of each Holdings shareholder immediately after the distribution will be the same as the aggregate tax basis of the shares of Holdings common stock held by such holder immediately before the distribution, allocated between the shares of Holdings common stock and shares of New A&B common stock in proportion to their relative fair market values immediately following the distribution; and

  •
  the holding period with respect to shares of New A&B common stock received by Holdings shareholders will include the holding period of their shares of Holdings common stock, provided that such shares of Holdings common stock are held as a capital asset immediately following the distribution.

        Although the IRS Ruling generally is binding on the IRS, the IRS Ruling is based on certain facts and assumptions, and certain representations and undertakings, from New A&B and Holdings that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, the IRS will not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS will not rule that a separation was effected for a valid business purpose, that a separation does not constitute a device for the distribution of earnings and profits, or that a separation is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, Holdings represented to the IRS that there is a valid business purpose for the separation, the separation is not being used as a device for the distribution of earnings and profits and that the separation is not part of a plan described in Section 355(e) of the Code. In connection with the distribution, Holdings expects to obtain the Tax Opinion. The Tax Opinion will be expressed as of the date issued and will not cover subsequent periods, and the Tax Opinion will rely on the effectiveness of the IRS Ruling. As a result, the Tax Opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel's best legal judgment based on current law and is not binding on the IRS or any court. New A&B cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions or undertakings described or made in connection with the IRS Ruling or the Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and Holdings' ability to rely on the Tax Opinion could be jeopardized. Holdings and New A&B are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

        If, notwithstanding the conclusions included in the IRS Ruling and expected to be included in the Tax Opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355, then Holdings would recognize gain in an amount equal to the excess of the fair market value of New A&B common stock distributed to

Holdings shareholders on the distribution date over Holdings' tax basis in such shares. In addition, if the distribution were not to qualify as tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355, each Holdings shareholder that is subject to U.S. federal income tax and that receives shares of New A&B common stock in the distribution could be treated as receiving a distribution in an amount equal to the fair market value of New A&B common stock that was distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder's pro rata share of Holdings' current and accumulated earnings and profits (including Holdings' taxable gain on the distribution), then treated as a non-taxable return of capital to the extent of the shareholder's basis in the Holdings stock and finally treated as capital gain from the sale or exchange of Holdings stock.

        Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, the distribution may result in corporate level taxable gain to Holdings under Section 355(e) of the Code if fifty percent or more, by vote or value, of New A&B's stock or Holdings' stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. For this purpose, any acquisitions or issuances of Holdings' stock within two years before the distribution, and any acquisitions or issuances of New A&B stock or Holdings stock within two years after the distribution generally are presumed to be part of such a plan, although New A&B or Holdings may be able to rebut that presumption. New A&B is not aware of any acquisitions or issuances of Holdings' stock within the two years before the distribution that would be considered to occur as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of New A&B stock or Holdings stock triggers the application of Section 355(e) of the Code, Holdings would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

        U.S. Treasury regulations require certain shareholders that receive stock in a separation to attach a detailed statement setting forth certain information relating to the separation to their respective U.S. federal income tax returns for the year in which the separation occurs. Within a reasonable period after the distribution, Holdings will provide shareholders who receive New A&B common stock in the distribution with the information necessary to comply with such requirement. In addition, all shareholders are required to retain permanent records relating to the amount, basis and fair market value of New A&B stock received in the distribution and to make those records available to the IRS on request of the IRS.

Market for New A&B Common Stock

        There is currently no public market for New A&B common stock. A condition to the distribution is the listing of New A&B common stock on the NYSE. New A&B is in the process of applying to list New A&B common stock on the NYSE and expects to list under the ticker symbol "ALEX."

        Beginning on or shortly before the record date and continuing up to and including the distribution date, New A&B expects that there will be a when-issued market in its common stock under the symbol "ALEX WI." When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of New A&B common stock that will be distributed to Holdings shareholders on the distribution date. If you own shares of Holdings common stock as of the record date, you will be entitled to shares of New A&B common stock distributed pursuant to the distribution. You may trade this entitlement to shares of New A&B common stock, without trading the shares of Holdings common stock you own, on the when-issued market. On the first trading day following the distribution date, when-issued trading with respect to New A&B common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction.

Trading of Holdings Common Stock After the Record Date and On or Prior to the Distribution

        Beginning on or shortly before the record date and continuing up to and including the distribution date, Holdings expects that there will be two markets in its common stock: a regular way market and an ex-distribution market. Shares of Holdings common stock that trade on the regular way market will trade with an entitlement to receive shares of New A&B common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of New A&B common stock distributed pursuant to the distribution. Therefore, if you sell shares of Holdings common stock in the regular way market after the close of business on the record date and up to and including the distribution date, you will be selling your right to receive shares of New A&B common stock in the distribution. If you own shares of Holdings common stock at the close of business on the record date and sell those shares on the ex-distribution market, up to and including the distribution date, you will still receive the shares of New A&B common stock that you would be entitled to receive pursuant to your ownership of the shares of Holdings common stock.

Treatment of Equity-Based Compensation

        The following discussion describes the expected treatment of Holdings equity awards in connection with the separation and is subject to approval of the Compensation Committee. The different types of awards discussed below are described in further detail under "Executive Compensation" beginning on page 113. The post-separation treatment of an individual's award is expected to depend on the type of award and whether the person will be an employee of Holdings or New A&B immediately prior to the separation. For purposes of this discussion, an "New A&B Employee" refers to an individual who is employed by New A&B immediately prior to the separation and a "Remaining Employee" refers to an individual who is employed by Holdings immediately prior to the separation. Holdings expects that the treatment described below would become effective as of the distribution date.

Stock Options

        Options to purchase shares of Holdings common stock ("Holdings Options") that are outstanding on the distribution date and held by New A&B Employees are expected to be converted into options to purchase shares of New A&B common stock ("New A&B Options"), without any changes to the original terms of the Holdings Options, other than appropriate adjustments to increase the number of shares of New A&B common stock subject to each New A&B Option and reduce the exercise price payable per share so as to preserve the intrinsic value that existed with respect to the Holdings Option immediately prior to the separation. It is not expected that any changes will be made with respect to Holdings Options held by Remaining Employees or former or retired employees, other than similar adjustments with respect to the number of shares of Holdings common stock subject to each Holdings Option and the exercise price payable per shares so as to preserve the intrinsic value that existed with respect to such Holdings Option immediately prior to the separation.

Time-Based Restricted Stock Units

        Holdings time-based restricted stock units ("Holdings RSUs") that are held by New A&B Employees on the distribution date are expected to be converted into restricted stock units ("New A&B RSUs") covering an increased number of shares of New A&B common stock so as to preserve the value that existed with respect to each such Holdings RSU immediately prior to the separation, and other than such adjustments, the original terms of such New A&B RSUs, including the vesting and issuance schedules, will remain unchanged. It is also expected that Holdings RSUs held by Remaining Employees on the distribution date will be adjusted to increase the number of shares of Holdings common stock subject to each such award so as to preserve the value that existed with respect to such award immediately prior to the separation and, other than such adjustment, the original terms of the Holdings RSU, including the vesting and issuance schedules, will remain unchanged.

Performance-Based Restricted Stock Units

        The applicable performance period for each of the currently outstanding Holdings performance-based restricted stock units ("PBRSUs") other than the PBRSUs issued in January 2012 has ended, and the number of shares of Holdings common stock subject to each of those PBRSUs has accordingly been adjusted to reflect the level at which the applicable performance goals were in fact attained. As a result, each of those pre-2012 PBRSUs is now subject solely to the service-vesting schedule in effect for that award and will be treated in the separation in the same manner as indicated above for time-based Holdings RSUs.

        It is expected that the Holdings PBRSUs granted in January 2012 and outstanding on the distribution date will be converted into New A&B PBRSUs, to the extent such awards are held by New A&B Employees, or will remain Holdings PBRSUs, to the extent such awards are held by Remaining Employees. The number of shares subject to each such 2012 PBRSU will be appropriately adjusted to increase the number of shares of New A&B common stock or Holdings common stock, as applicable, subject to the award after the separation in order to preserve the value that existed with respect to such award immediately prior to the separation. It also expected that the performance-vesting requirements for the 2012 PBRSUs will be adjusted by the Compensation Committee of New A&B, to the extent held by New A&B Employees, or by the Compensation Committee of Holdings, to the extent held by the Remaining Employees, in order to reflect the impact of the separation upon the performance goals previously established for those 2012 PBRSUs, but the service-vesting requirements in effect for each award will remain unchanged and will be measured in terms of continued service with the entity employing the holder immediately prior to the separation.

Continued Vesting

        It is expected that the service-vesting requirements in effect for each Holdings award will remain unchanged in connection with the separation and will be measured in terms of both service prior to the separation and continued service with the entity employing the holder immediately after the separation.

Results of the Separation

        After the separation, New A&B will be an independent, publicly traded company. Immediately following the distribution, New A&B expects to have approximately 2,850 shareholders of record, based on the number of registered shareholders of Holdings common stock on June 6, 2012, and approximately 42.3 million shares of New A&B common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Holdings options and the vesting of Holdings RSUs at any time prior to the record date. The distribution will not affect the number of outstanding shares of Holdings common stock or any rights of holders of Holdings common stock.

        New A&B has entered into a Separation and Distribution Agreement and several other agreements with Holdings to effect the separation and distribution and to provide a framework for New A&B's relationship with Holdings after the separation. New A&B cannot assure you that these agreements are on terms as favorable to New A&B or to Holdings as agreements with unaffiliated third parties. For a more detailed description, see "Certain Relationships and Related Party Transactions—Agreements with Holdings" beginning on page 99.

Conditions to the Separation

        New A&B expects that the separation will be effective on the distribution date, provided that the following conditions have been satisfied or waived by Holdings:

  •
  the Board of Directors of Holdings has, at its sole and absolute discretion, declared the distribution of shares of New A&B common stock;

  •
  the SEC has declared effective New A&B's registration statement on Form 10, of which this information statement forms a part, with no stop order in effect with respect thereto, and with no proceedings for such purpose pending or threatened by the SEC;

  •
  New A&B has mailed this information statement (and such information concerning New A&B, its businesses, operations and management, the distribution and such other matters as Holdings and New A&B shall determine and as may otherwise be required by law) to the holders of record of Holdings common stock;

  •
  all other actions and filings necessary or appropriate under applicable federal or state securities laws and state blue sky laws in connection with the distribution shall have been taken;

  •
  the IRS Ruling remains in full force and effect and has not been modified or amended in any respect adversely affecting the intended tax-free treatment of the separation, the distribution and certain related transactions;

  •
  Holdings has received an opinion (which we refer to as the Tax Opinion) of Skadden, Arps, Slate, Meagher & Flom LLP (which opinion will rely upon the effectiveness of the IRS Ruling), dated the distribution date, in form and substance satisfactory to Holdings and New A&B substantially to the effect that, among other things, the separation, the distribution and certain related transactions will qualify as a reorganization under Section 368 of the Code;

  •
  the NYSE has approved New A&B common stock for listing, subject to official notice of issuance;

  •
  certain financings described in the Separation and Distribution Agreement have been completed in accordance with and subject to the terms of the Separation and Distribution Agreement;

  •
  the ancillary agreements to the Separation and Distribution Agreement have been executed and delivered by each of the parties thereto and no party to any of the ancillary agreements is in material breach of any such agreement;

  •
  any material governmental approvals and consents necessary to consummate the separation and the distribution or any portion thereof have been obtained and are in full force and effect;

  •
  no preliminary or permanent injunction or other order, decree, or ruling issued by a governmental authority, and no statute (as interpreted through the orders or rules of any governmental authority duly authorized to effectuate the statute), rule, regulation or executive order promulgated or enacted by any governmental authority is in effect preventing the consummation of, or materially limiting the benefits of, the separation and the distribution; and

  •
  no other event or development has occurred or failed to occur that, in the judgment of the Board of Directors of Holdings, in its sole discretion, prevents the consummation of the separation and the distribution or any portion thereof or makes the consummation of the separation and the distribution inadvisable.

        The fulfillment of the foregoing conditions will not create any obligation on the part of Holdings to effect the distribution, and the Board of Directors of Holdings may terminate the Separation and Distribution Agreement and abandon the separation at any time prior to the distribution. The Board of Directors of Holdings may waive any of these conditions in its sole and absolute discretion.

Dividends

        New A&B presently intends to retain future earnings, if any, to invest in attractive real estate opportunities and to finance its core real estate and agriculture businesses. As a result, New A&B does not currently expect to pay any cash dividends. On the other hand, Holdings (which consists of the Matson businesses and will be renamed Matson, Inc.) presently intends to continue paying a dividend post-separation. The declaration and amount of future dividends to be paid by each company will be determined from time to time by its board of directors in accordance with applicable law and will depend on that company's financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that its board of directors believes are relevant at that time.

Reasons for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Holdings shareholders who are entitled to receive shares of New A&B common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of New A&B's securities. New A&B believes that the information in this information statement is accurate as of the date indicated on the cover page. Changes may occur after that date, and neither Holdings nor New A&B undertakes any obligation to update such information except pursuant to the companies' respective obligations under the securities laws.

 CAPITALIZATION

        The following table sets forth the capitalization of A&B as of March 31, 2012, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in A&B's unaudited pro forma combined financial statements (see "Unaudited Pro Forma Combined Financial Statements" beginning on page 53). The pro forma adjustments include:

  •
  the separation described under "The Separation";

  •
  capital contribution of approximately $160 million from Holdings, which is used to pay down $156.9 million of the Company's revolving debt with the remaining balance applied to cash;

  •
  the distribution of approximately 42.3 million shares of New A&B common stock to holders of Holdings common stock, based upon the number of Holdings shares outstanding on June 6, 2012;

  •
  New A&B's post-separation capital structure; and

  •
  the settlement of intercompany account balances between New A&B and Holdings through cash or contribution to equity.

        The pro forma adjustments are based on available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements that define New A&B's relationship with Holdings after the distribution. In addition, such adjustments are estimates and may not prove to be accurate. Accordingly, the pro forma information below is not necessarily indicative of what New A&B's cash and cash equivalents and capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2012.

        You should read the information in the following table together with "Selected Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and A&B's audited combined financial statements and accompanying notes included elsewhere in this information statement.

	March 31, 2012
(In millions)	Historical	Pro forma (unaudited)
Cash and cash equivalents	$9.0	$10.9

Capitalization:
Indebtedness:
Revolving credit facility	$156.9	$—
Long-term debt, including current portion	239.6	239.6

Total indebtedness	$396.5	$239.6

Equity:
Net Investment	$775.4	$931.6
Accumulated other comprehensive loss	(46.8)	(46.8)

Total equity	$728.6	$884.8

Total capitalization	$1,125.1	$1,124.4

 SELECTED FINANCIAL DATA

        The following selected financial data reflect the combined operations of A&B. The combined operating data for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, and the combined balance sheet data as of March 31, 2012, December 31, 2011 and 2010, as set forth below, was derived from A&B's unaudited condensed and audited combined financial statements, which are included elsewhere in this information statement. The combined operating data for the years ended December 31, 2008 and 2007, and the combined balance sheet data as of December 31, 2009, 2008 and 2007, was derived from A&B's unaudited financial statements prepared based on underlying financial records, which were derived from the financial records of Alexander & Baldwin, Inc. In management's opinion, the unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the combined financial information for the periods presented. The historical results do not necessarily indicate the results expected for any future period.

        The selected combined financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 58 and the audited combined financial statements and accompanying notes included elsewhere in this information statement.

	Quarter Ended March 31,		Years Ended December 31,
(In millions, except per share amounts)	2012	2011	2011	2010	2009	2008	2007
Revenue:
Real Estate:
Sales	$11.4	$19.7	$59.8	$131.0	$125.5	$350.0	$117.7
Leasing	25.5	26.0	99.7	93.8	102.5	107.0	107.4
Less amounts reported in discontinued operations(1)	(9.0)	(15.5)	(48.3)	(127.4)	(136.8)	(164.7)	(142.6)
Agribusiness(2)	13.6	15.8	157.5	165.6	99.6	121.6	122.1

Total revenue	$41.5	$46.0	$268.7	$263.0	$190.8	$413.9	$204.6

Operating Profit:
Real Estate:
Sales(3)	$0.9	$12.0	$15.5	$50.1	$39.1	$95.6	$74.4
Leasing	10.7	10.6	39.3	35.3	43.2	47.8	51.6
Less amounts reported in discontinued operations(1)	(3.9)	(7.3)	(24.4)	(55.1)	(59.4)	(77.2)	(78.4)
Agribusiness(2)	3.5	2.6	22.2	6.1	(27.8)	(12.9)	0.2

Total operating profit	11.2	17.9	52.6	36.4	(4.9)	53.3	47.8
Interest expense, net	(4.1)	(4.3)	(17.1)	(17.3)	(17.0)	(12.5)	(5.4)
General corporate expenses	(4.7)	(4.1)	(19.9)	(22.7)	(21.0)	(20.5)	(26.8)
Separation Costs	(1.7)	—	—	—	—	—	—

Income from continuing operations before income taxes	0.7	9.5	15.6	(3.6)	(42.9)	20.3	15.6
Income taxes (benefit)	0.3	4.1	6.8	(2.2)	(18.1)	7.3	6.9

Income (loss) from continuing operations	0.4	5.4	8.8	(1.4)	(24.8)	13.0	8.7
Income from discontinued operations	2.4	4.4	14.7	34.5	35.7	46.9	47.8

Net income	$2.8	$9.8	$23.5	$33.1	$10.9	$59.9	$56.5

Pro forma unaudited diluted earnings per share(4)	$0.07		$0.55
Other data
Depreciation and amortization	$8.6	$8.6	$34.8	$35.2	$34.8	$32.8	$27.9

(1)
Prior year amounts restated for amounts treated as discontinued operations.

(2)
Includes a $4.9 million gain in 2010 related to an agriculture disaster relief payment for drought experienced in prior years and a $5.4 million gain recorded upon consolidation of HS&TC in 2009.

(3)
The Real Estate Sales segment includes approximately ($7.9) million, $2.0 million, $9.0 million, and $22.6 million in equity in (loss) earnings from its various real estate joint ventures for 2011, 2010, 2008, and 2007, respectively. Equity in earnings from joint ventures in 2009 was negligible. Equity in earnings (loss) from joint ventures was ($1.6) million and $2.0 million for the three months ended March 31, 2012 and 2011, respectively.

(4)
Pro forma common shares outstanding was calculated using the total number of Alexander & Baldwin, Inc. basic shares outstanding as of March 31, 2012 (42.2 million) and December 31, 2011 (41.7 million), and because New A&B shares will be issued on a one-for-one basis, the total was increased by Alexander & Baldwin, Inc. dilutive shares outstanding as of such date.

		As of December 31,
	As of March 31, 2012
(In millions)		2011	2010	2009	2008	2007
Balance sheet data
Investment in real estate and joint ventures	$1,173.1	$1,165.0	$1,123.8	$916.8	$841.2	$946.2
Total assets	$1,424.7	$1,386.6	$1,341.5	$1,231.3	$1,175.7	$1,205.9
Total liabilities	$696.1	$660.8	$652.9	$584.5	$562.2	$566.7
Long-term debt	$363.0	$327.2	$249.6	$258.3	$219.8	$220.2
Equity	$728.6	$725.8	$688.6	$646.8	$613.5	$639.2

 UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial statements should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and A&B's audited historical combined annual financial statements and accompanying notes included elsewhere within this information statement.

        The unaudited pro forma combined financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and for the year ended December 31, 2011 were based on and have been derived from A&B's historical unaudited interim condensed and audited combined financial statements, which are included elsewhere in this information statement.

        The unaudited pro forma combined statements of income give effect to the separation and distribution as if they had occurred on January 1, 2011, the beginning of the most recent fiscal year for which audited financial statements are available. Pro forma adjustments to the income statements give effect to events that are directly attributable to the separation, expected to have a continuing impact on A&B, and are factually supportable. The pro forma adjustments are based on the best information available as of the date of this information statement and assumptions that management believes are reasonable given the information available as of the date of this information statement.

        The unaudited pro forma combined financial statements are for illustrative and informational purposes only and are not intended to represent what A&B's results of operations or financial position would have been had the transactions contemplated by the Separation and Distribution Agreement occurred on the dates indicated. The unaudited pro forma combined financial statements also should not be considered indicative of A&B's future results of operations or financial position as an independent, publicly traded company.

        The following unaudited pro forma combined statements of income and unaudited pro forma combined balance sheet give pro forma effect to the following:

  •
  the renegotiation of A&B's revolving credit agreement and related fees;

  •
  the refinance of existing term notes, totaling approximately $211 million, and the incurrence of debt issuance costs;

  •
  a capital contribution from Holdings of approximately $160 million prior to the distribution, used to pay down $156.9 million of A&B's revolving credit facilities, with the balance applied to cash;

  •
  the distribution of approximately 42.3 million shares of New A&B common stock to holders of Holdings common stock, based upon the number of shares of Holdings common stock outstanding on June 6, 2012; and

  •
  the settlement of intercompany account balances between A&B and Holdings through cash or contribution to equity.

        New A&B expects to incur separation-related costs of approximately $10-$11 million in 2012. This amount does not include additional non-recurring costs expected to be incurred on the distribution date of approximately $2-$5 million associated with the modification of share based compensation arrangements with New A&B employees or any gain or loss that may be recognized in connection with the refinance of the Company's debt prior to or upon separation. No pro forma adjustments have been made to A&B's financial statements to reflect the costs and expenses described in this paragraph.

        After the separation, New A&B expects its effective tax rate to be approximately 38 percent, excluding the impact of certain items such as significant adjustments to provisions for uncertain tax positions that may arise from time to time. No pro forma adjustments have been made to A&B's financial statements to reflect the expected effective tax rate.

 Unaudited Pro Forma Combined Statement of Income

	Three Months Ended March 31, 2012
(In millions, except per-share amounts) (Unaudited)	Historical	Adjustments		Pro Forma
Operating Revenue:
Real estate sales	$2.5	$—		$2.5
Real estate leasing	25.4	—		25.4
Agribusiness	13.6	—		13.6

Total operating revenue	41.5	—		41.5

Operating Costs and Expenses:
Cost of real estate sales	1.0	—		1.0
Cost of real estate leasing	14.3	—		14.3
Costs of agribusiness revenues	10.1	—		10.1
Selling, general and administrative	8.0	—		8.0
Separation costs	1.7	—		1.7

Total operating costs and expenses	35.1	—		35.1

Operating Income	6.4	—		6.4
Other Income and (Expense)	(5.7)	0.2	(a)	(5.5)

Income From Continuing Operations Before Income Taxes	0.7	0.2		0.9
Income tax expense	0.3	0.1	(f)	0.4

Income From Continuing Operations	0.4	0.1		0.5
Income From Discontinued Operations, net of taxes	2.4	—		2.4

NET INCOME	$2.8	$0.1		$2.9

Unaudited Pro Forma Basic Earnings Per Share(b):
Continuing operations				$0.01
Discontinued operations				0.06

Net income				$0.07

Unaudited Pro Forma Diluted Earnings Per Share(c):
Continuing operations				$0.01
Discontinued operations				0.06

Net income				$0.07

Unaudited Pro Forma Weighted Average Number of Shares Outstanding(c):
Basic				41.9
Diluted				42.3

 Unaudited Pro Forma Combined Statement of Income

	For the year ended December 31, 2011
(In millions, except per share amounts)	Historical	Adjustments		Pro Forma
Operating Revenue:
Real estate sales	$14.3	—		$14.3
Real estate leasing	96.9	—		96.9
Agribusiness	157.5	—		157.5

Total operating revenue	268.7	—		268.7
Operating Costs and Expenses:
Cost of real estate sales	8.7	—		8.7
Cost of real estate leasing	58.1	—		58.1
Cost of agribusiness revenues	135.0	—		135.0
Selling, general and administrative	32.7	—		32.7

Total operating costs and expenses	234.5	—		234.5

Operating Income	34.2	—		34.2
Other Income and (Expense)	(18.6)	0.9	(a)	(17.7)

Income From Continuing Operations Before Income Taxes	15.6	0.9		16.5
Income tax expense	6.8	0.3	(f)	7.1

Income From Continuing Operations	8.8	0.6		9.4
Income From Discontinued Operations, net of taxes	14.7	—		14.7

NET INCOME	$23.5	0.6		$24.1

Basic Earnings Per Common Share(b):
Continuing				$0.23
Discontinued				$0.35

Net income				$0.58

Diluted Earnings Per Common Share(c):
Continuing				$0.22
Discontinued				$0.35

Net Income				$0.57

Number of Common Shares Outstanding(c):
Basic				41.7
Diluted				42.1

 Unaudited Pro Forma Combined Balance Sheet

	As of March 31, 2012
(In millions)	Historical	Adjustments		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$9.0	$1.9	(d)	$10.9
Accounts receivable, net	6.1	—		6.1
Inventories	58.2	—		58.2
Real estate held for sale	1.5	—		1.5
Deferred income taxes	3.5	—		3.5
Prepaid expenses and other assets	9.5	(2.6)		6.9

Total current assets	87.8	(0.7)		87.1
Investments in Affiliates	296.0	—		296.0
Real Estate Developments	153.6	—		153.6
Property, net	824.2	—		824.2
Other Assets	63.1	0.1	(e)	63.2

Total assets	$1,424.7	$(0.6)		$1,424.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Notes payable and current portion of long-term debt	$33.5	$(9.9	)(d)	$23.6
Accounts payable	21.3	—		21.3
Accrued and other liabilities	34.0	—		34.0

Total current liabilities	88.8	(9.9)		78.9

Long-term Liabilities:
Long-term debt	363.0	(146.9	)(d)	216.1
Deferred income taxes	164.8	—		164.8
Accrued pension and postretirement benefits	55.0	—		55.0
Other non-current liabilities	24.5	—		24.5

Total long-term liabilities	607.3	(146.9)		460.4

Commitments and Contingencies
Equity:
Net Investment	775.4	156.2	(d)	931.6
Accumulated other comprehensive loss	(46.8)	—		(46.8)

Total equity	728.6	156.2		884.8

Total	$1,424.7	$(0.6)		$1,424.1

Notes to Unaudited Pro Forma Combined Financial Statements

(a)
Reflects interest savings on debt assumed to be paid off with proceeds from the approximate $160 million capital contribution expected to be made by Holdings in the second quarter of 2012, less the increased annual interest expense due to higher interest rates (including facility fees and amortization of debt issuance costs) on borrowings under new credit facilities.

(b)
The number of shares used to compute pro forma basic earnings per share is 41.9 million shares as of March 31, 2012 and 41.7 million shares as of December 31, 2011, which represents the number of shares of A&B Predecessor common stock outstanding on those respective dates and assumes a distribution ratio of one share of New A&B common stock for every one share of A&B Predecessor common stock outstanding on that date.

(c)
The number of shares used to compute pro forma diluted earnings per share and the computation of net income per diluted share is based on the number of shares of A&B Predecessor common stock outstanding as of March 31, 2012 and December 31, 2011, as adjusted for the potential dilution that could occur if restricted stock units and options granted under equity-based compensation arrangements were exercised or converted into common stock. The actual effect of dilutive securities will depend on various factors, including the value of equity awards at the time of the separation, and therefore, the Company cannot fully estimate the dilutive effect until separation occurs.

(d)
Reflects receipt of a capital contribution from Holdings in the amount of $160 million immediately prior to the distribution. The proceeds are assumed to be used to pay down the debt on A&B's revolving credit facility, with the balance of the proceeds applied to cash and cash equivalents. Also includes the settlement of intercompany balances with Holdings through the receipt of cash.

(e)
Represents the adjustment to capitalize estimated debt issuance costs of $1.3 million associated with (i) the refinance of A&B's $211 million in term notes, (ii) the execution of a new revolver with a capacity of approximately $260 million, net of the write-off of deferred financing costs related to the financing replaced and (iii) the settlement of intercompany balances with Holdings through the receipt of cash.

(f)
Represents the income tax effects of the pro forma adjustments at the applicable statutory income tax rate of 38%.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of A&B's financial condition and results of operations should be read in conjunction with A&B's combined financial statements and the notes thereto which appear under "Index to Financial Statements" beginning on page F-1. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on management's expectations, estimates, assumptions and projections about A&B's industry, business and future financial results, based on information available at the time of the statement. A&B's actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled "Risk Factors" beginning on page 20 and "Cautionary Statement Concerning Forward-Looking Statements" beginning on page 39. New A&B undertakes no obligation to, and expressly disclaims any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time or otherwise, except as required by law.

Introduction

        Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is a supplement to the accompanying combined financial statements and provides additional information about A&B's business, recent developments, financial condition, liquidity and capital resources, cash flows, results of operations and how certain accounting principles, policies and estimates affect A&B's financial statements. MD&A is organized as follows:

  •
  Basis of Presentation: This section provides a discussion of the basis on which A&B's combined financial statements were prepared, including A&B's historical results of operations.

  •
  Business Overview: This section provides a general description of A&B's business, as well as recent developments that A&B believes are important in understanding its results of operations and financial condition or in understanding anticipated future trends.

  •
  Critical Accounting Estimates: This section identifies and summarizes those accounting policies that significantly impact A&B's reported results of operations and financial condition and require significant judgment or estimates on the part of management in their application.

  •
  Business Outlook: This section provides a discussion of management's general outlook about its markets and A&B's competitive position.

  •
  Combined Results of Operations: This section provides an analysis of A&B's results of operations for the quarters ended March 31, 2012 and 2011 and the three years ended December 31, 2011, 2010 and 2009.

  •
  Analysis of Operating Revenue and Profit by Segment: This section provides an analysis of A&B's results of operations by business segment.

  •
  Liquidity and Capital Resources: This section provides a discussion of A&B's financial condition and an analysis of A&B's cash flows for the quarters ended March 31, 2012 and 2011 and the three years ended December 31, 2011, 2010 and 2009, as well as a discussion of A&B's ability to fund the its future commitments and ongoing operating activities through internal and external sources of capital.

  •
  Contractual Obligations, Commitments, Contingencies and Off-Balance-Sheet Arrangements: This section provides a discussion of A&B's contractual obligations and other commitments and contingencies that existed at December 31, 2011.

  •
  Quantitative and Qualitative Disclosures about Market Risk: This section discusses how A&B monitors and manages exposure to potential gains and losses associated with changes in interest rates.

Basis of Presentation

        The combined financial statements of A&B include the financial position, results of operations and cash flows of the real estate and agriculture businesses and corporate functions of Alexander & Baldwin, Inc., all of which are under common ownership and common management, as if they were aggregated as a separate entity for all periods presented. The combined financial statements included herein may not necessarily reflect A&B's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had A&B been a stand-alone company during the periods presented. In particular:

  •
  In the second quarter of 2012, prior to separation, Holdings expects to make a capital contribution of approximately $160 million to New A&B, which will be used principally to pay down A&B's revolving debt balances.

  •
  A&B's effective tax rate has historically reflected the impact of state income taxes and other items that vary from year-to-year. After the separation, New A&B expects its effective tax rate to be approximately 38 percent, excluding the impact of adjustments to provisions for uncertain tax positions and unusual items, such as the impact of future changes in tax laws or rates.

        Refer to the pro forma financial statements and the notes thereto contained elsewhere in this information statement for further information.

Business Overview

        A&B is headquartered in Honolulu and operates in three segments in two industries—Real Estate and Agribusiness.

Real Estate

        The Real Estate Industry consists of two segments, both of which have operations in Hawaii and on the Mainland. The Real Estate Sales segment generates its revenues through the development and sale of land and commercial and residential properties. The Real Estate Leasing segment owns, operates, and manages retail, office, and industrial properties. Real estate activities are conducted through A&B Properties, Inc. and various other wholly owned subsidiaries of A&B.

Agribusiness

        Agribusiness, which contains one segment, produces bulk raw sugar, specialty food grade sugars, and molasses; markets and distributes specialty food-grade sugars; provides general trucking services, mobile equipment maintenance, and repair services in Hawaii; and generates and sells, to the extent not used in A&B's Agribusiness operations, electricity. A&B also is the sole member in Hawaiian Sugar & Transportation Cooperative ("HS&TC"), a cooperative that provides raw sugar marketing and transportation services.

Critical Accounting Estimates

        A&B's significant accounting policies are described in Note 1 to the Combined Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, upon which the MD&A is based, requires that management exercise judgment when making estimates and assumptions about future events that may affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with certainty and actual results will, inevitably, differ from those critical accounting estimates. These differences could be material.

        A&B considers an accounting estimate to be critical if: (i)(a) the accounting estimate requires A&B to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, (b) changes in the estimate are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or (c) use of different estimates by A&B could have been used, and (ii) changes in those assumptions or estimates would have had a material impact on the financial condition or results of operations of A&B. The critical accounting estimates inherent in the preparation of A&B's financial statements are described below.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

        A&B's long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. A&B has evaluated certain long-lived assets, including intangible assets, for impairment; however, no impairment charges were recorded in 2011, 2010, and 2009 as a result of this process. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, expected useful lives of the assets, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing costs of maintenance and improvements of the assets, and thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, A&B's financial condition or its future operating results could be materially impacted.

Impairment of Investments

        A&B's investments in unconsolidated affiliates are reviewed for impairment whenever there is evidence that fair value may be below carrying cost. An investment is written down to fair value if fair value is below carrying cost and the impairment is other-than-temporary. In evaluating the fair value of an investment and whether any identified impairment is other-than-temporary, significant estimates and considerable judgments are involved. These estimates and judgments are based, in part, on A&B's current and future evaluation of economic conditions in general, as well as a joint venture's current and future plans. Additionally, these impairment calculations are highly subjective because they also require management to make assumptions and apply judgments to estimates regarding the timing and amount of future cash flows, probabilities related to various cash flow scenarios, and appropriate discount rates based on the perceived risks, among others. In evaluating whether an impairment is other-than-temporary, A&B considers all available information, including the length of time and extent of the impairment, the financial condition and near-term prospects of the affiliate, A&B's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and projected industry and economic trends, among others. Changes in these and other assumptions could affect the projected operational results and fair value of the unconsolidated affiliates, and accordingly, may require valuation adjustments to A&B's investments that may materially impact A&B's financial condition or its future operating results. For example, if current market conditions deteriorate significantly or a joint venture's plans change materially, impairment charges may be required in future periods, and those charges could be material.

        In 2011, A&B recorded a $6.4 million reduction in the carrying value of its investment in Waiawa, a residential joint venture on Oahu, due to the joint venture's termination of its development plans.

A&B's remaining investment in the venture, which is not material, represents A&B's share of expected cash proceeds from the pending sale of the joint venture lands. In 2010, A&B recorded an impairment loss of approximately $1.9 million related to its Santa Barbara joint venture investment. Additionally, in 2009 A&B recorded a $2.5 million impairment loss related to its investment in its Ka Milo joint venture project.

        Continued weakness in the real estate sector, difficulty in obtaining or renewing project-level financing, and changes in A&B's development strategy, among other factors, may affect the value or feasibility of certain development projects owned by A&B or by its joint ventures and could lead to additional impairment charges in the future.

Legal Contingencies

        A&B's results of operations could be affected by significant litigation adverse to A&B, including, but not limited to, liability claims and construction defect claims. A&B records accruals for legal matters when the information available indicates that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management makes adjustments to these accruals to reflect the impact and status of negotiations, settlements, rulings, advice of counsel and other information and events that may pertain to a particular matter. Predicting the outcome of claims and lawsuits and estimating related costs and exposure involves substantial uncertainties that could cause actual costs to vary materially from those estimates. In making determinations of likely outcomes of litigation matters, A&B considers many factors. These factors include, but are not limited to, the nature of specific claims including unasserted claims, A&B's experience with similar types of claims, the jurisdiction in which the matter is filed, input from outside legal counsel, the likelihood of resolving the matter through alternative dispute resolution mechanisms and the matter's current status. A detailed discussion of significant litigation matters is contained in Note 13 to the Combined Financial Statements.

Revenue Recognition for Certain Long-term Real Estate Developments

        As discussed in Note 1 to the Combined Financial Statements, revenues from real estate sales are generally recognized when sales are closed and title, risks and rewards pass to the buyer. For certain real estate sales, A&B and its joint venture partners account for revenues on long-term real estate development projects that have continuing post-closing involvement, such as Kukui'ula, using the percentage-of-completion method. Following this method, the amount of revenue recognized is based on the percentage of development costs that have been incurred through the reporting period in relation to total expected development cost associated with the subject property. Accordingly, if material changes to total expected development costs or revenues occur, A&B's financial condition or its future operating results could be materially impacted.

Pension and Post-Retirement Estimates

        The estimation of A&B's pension and post-retirement expenses and liabilities requires that A&B make various assumptions. These assumptions include the following factors:

  •
  Discount rates

  •
  Expected long-term rate of return on pension plan assets

  •
  Salary growth

  •
  Health care cost trend rates

  •
  Inflation

  •
  Retirement rates

  •
  Mortality rates

  •
  Expected contributions

        Actual results that differ from the assumptions made with respect to the above factors could materially affect A&B's financial condition or its future operating results. The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. Additionally, these unamortized gains and losses are amortized and reclassified to income (loss) over future periods.

        The 2011 net periodic costs for qualified pension and post-retirement plans were determined using a discount rate of 5.75 percent. The benefit obligations for qualified pension and post-retirement plans, as of December 31, 2011, were determined using a discount rate of 4.80 percent and 4.90 percent, respectively. For A&B's non-qualified benefit plans, the 2011 net periodic cost was determined using a discount rate of 4.50 percent and the December 31, 2011 obligation was determined using a discount rate of 3.90 percent. The discount rate used for determining the year-end benefit plan obligation was generally calculated using a weighting of expected benefit payments and rates associated with high-quality U.S. corporate bonds for each year of expected payment to derive a single estimated rate at which the benefits could be effectively settled at December 31, 2011.

        The estimated return on plan assets of 8.25 percent was based on historical trends combined with long-term expectations, the mix of plan assets, asset class returns, and long-term inflation assumptions. One-, three-, and five-year pension returns (losses) were (4.2) percent, 8.8 percent, and (0.3) percent, respectively. A&B's long-term rate of return (since inception in 1989) was 8.0 percent.

        As of December 31, 2011, A&B's post-retirement obligations were measured using an initial 9 percent health care cost trend rate, decreasing by 1 percent annually until the ultimate rate of 5 percent is reached in 2016.

        Lowering the expected long-term rate of return on A&B's qualified plan assets by one-half of one percent would have increased pre-tax pension expense for 2011 by approximately $0.7 million. Lowering the discount rate assumption by one-half of one percentage point would have increased pre-tax pension expense by approximately $1.1 million. Additional information about A&B's benefit plans is included in Note 10 to the Combined Financial Statements.

        As of December 31, 2011, the market value of A&B's defined benefit plan assets totaled approximately $130.8 million, compared with $147.4 million as of December 31, 2010. The recorded net pension liability was approximately $42.8 million as of December 31, 2011 and approximately $18.4 million as of December 31, 2010. A&B expects to make contributions totaling $5 million to certain of its defined benefit pension plans in 2012. A&B's contributions to its pension plans were approximately $0.6 million in 2010. There were no contributions to the pension plan in 2011.

Income Taxes

        A&B makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to A&B's tax provision in a subsequent period.

        In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertain tax positions taken or expected to be taken with respect to the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could materially affect A&B's financial condition or its future operating results.

Recent Accounting Pronouncements

        See Note 1 to the Combined Financial Statements for a full description of the impact of recently issued accounting standards, which is incorporated herein by reference, including the expected dates of adoption and estimated effects on A&B's results of operations and financial condition.

Business Outlook

        A&B's overall outlook assumes modest growth for the U.S. and Hawaii economies. In Hawaii, increases in visitor arrivals and expenditures are expected to remain the principal drivers of growth. The State's visitor industry performed well in 2011, and performance continues to be strong in 2012. State economists estimate that 2012 will be a record year for arrivals and expenditures.

        There are two primary sources of periodic economic forecasts and data for the State of Hawaii: The University of Hawaii Economic Research Organization ("UHERO") and the State's Department of Business, Economic Development and Tourism ("DBEDT"). Economic information included herein has been derived from economic reports available on UHERO's and DBEDT's websites that provide more complete information about the status of and forecast for the Hawaii economy.

        Real Estate Development and Sales:    Real estate sales and acquisitions are opportunistic and episodic by nature and, therefore, difficult to predict with certainty. As a result of the Company's strategic decision to refocus its commercial portfolio back to Hawaii over time, the pace of sales from its income portfolio will increasingly be dictated by the availability of favorable acquisition opportunities in Hawaii. For the second quarter of 2012, the Company expects commercial property sales will be minimal.

        Real Estate Leasing:    In Real Estate Leasing, the Company expects both Mainland and Hawaii rents and occupancy to remain stable, and while quarter-to-quarter variability may occur, the Company expects modest overall full-year improvement in this segment.

        Agribusiness:    Agribusiness is expected to continue to perform well based on forecasted sugar production and pricing that has already been locked in for the majority of the 2012 crop.

        Separation Expenses:    The foregoing outlooks for the business segments do not consider the impact of expenses related to the separation. For the full-year 2012, professional fees and other one-time expenses related to the separation are estimated to range from $10 to $11 million pre-tax, including $1.7 million of pre-tax separation expenses recognized in the first quarter of 2012.

        In addition to the professional fees and other expenses related to the separation described above, the Company anticipates non-cash expenses arising from the exchange of Holdings options held by A&B employees with options in New A&B. Under this exchange, employees will receive replacement options that will retain the same intrinsic value and vesting schedules associated with the original options that existed immediately prior to the exchange; however, the Company must record incremental non-cash compensation expenses for the difference in the Black-Scholes value of the original and replacement options. This incremental non-cash expense is estimated to range from $2 million to $5 million.

Combined Results of Operations

        The following analysis of the combined financial condition and results of operations of A&B should be read in conjunction with the segment results of operations. Amounts in this narrative are rounded to millions, but per-share calculations and percentages were calculated based on thousands. Accordingly, a recalculation of some per-share amounts and percentages, if based on the reported data, may be slightly different than the more accurate amounts included herein.

First quarter of 2012 compared with 2011

	Quarter Ended March 31,
(in millions)	2012	2011	Change
Operating revenue	$41.5	$46.0	(10)%
Operating costs and expenses	35.1	38.0	(8)%

Operating income	6.4	8.0	(20)%
Other income and (expense)—net	(5.7)	1.5	NM

Income before taxes	0.7	9.5	(93)%
Income tax expense	0.3	4.1	(93)%
Discontinued operations (net of income taxes)	2.4	4.4	(45)%

Net income	$2.8	$9.8	(71)%

        Combined operating revenue for the first quarter of 2012 decreased $4.5 million, or 10 percent, compared to the first quarter of 2011. This decrease was principally due to $3.0 million in lower revenue from Real Estate Sales (excluding revenue from property sales classified as discontinued operations) and $2.2 million in lower revenue from Agribusiness, partially offset by a $0.7 increase in revenue from Real Estate Leasing (excluding revenue from leasing activities classified as discontinued operations). The reasons for the revenue decrease are described below, by business segment, in the Analysis of Operating Revenue and Profit by Segment.

        Operating costs and expenses for the first quarter of 2012 decreased $2.9 million, or 8 percent, compared to the first quarter of 2011. This decrease was principally due to a $2.3 million decrease in cost for Real Estate Sales, a $3.1 million decrease in Agribusiness costs, partially offset by higher selling, general and administrative expenses, principally due to $1.7 million of professional fees related to the separation. The reasons for the operating cost and expense changes are described below, by business segment, in the Analysis of Operating Revenue and Profit by Segment.

        Other income and (expense) decreased $7.2 million, primarily due to a 2011 gain of $3.7 million from the sale of the Company's interest in its Bridgeport joint venture project in Valencia, California and $1.6 million of joint venture losses in 2012 as compared to $2.0 million of joint venture earnings in 2011.

        Income taxes for the first quarter of 2012 decreased by $3.8 million compared to the first quarter of 2011 due to lower income. The effective tax rate in 2012 was consistent with 2011.

Years Ended December 31, 2011, 2010, and 2009

(In millions)	2011	% change	2010	% change	2009
Operating Revenue	$268.7	2%	$263.0	38%	$190.8
Operating Costs and Expenses	234.5	(10)%	261.5	19%	220.5

Operating Income	34.2	23X	1.5	NM	(29.7)
Other Income and (Expense)	(18.6)	(4X )	(5.1)	(61)%	(13.2)
Income Tax Expense (Benefit)	6.8	NM	(2.2)	(88)%	(18.1)

Income from Continuing Operations	8.8	NM	(1.4)	(94)%	(24.8)
Discontinued Operations net of taxes	14.7	(57)%	34.5	(3)%	35.7

Net Income	$23.5	(29)%	$33.1	3X	$10.9

2011 vs. 2010

        Operating Revenue for 2011 increased 2 percent, or $5.7 million, to $268.7 million. Real Estate Leasing revenue increased 16 percent in 2011 (after subtracting leasing revenue from assets classified as discontinued operations), primarily due to acquisitions and higher mainland occupancies. Agribusiness revenue decreased 5 percent, primarily due to lower coffee revenue as a result of the sale of the assets of the coffee operations in the first quarter of 2011. The reasons for business- and segment-specific year-to-year fluctuations in revenue growth are further described below in the Analysis of Operating Revenue and Profit by Segment.

        Because of the recurring nature of property sales, A&B views changes in Real Estate Sales and Real Estate Leasing revenues on a year-over-year basis before the reclassification of revenue to discontinued operations to be more meaningful in assessing segment performance. Additionally, due to the timing of sales for development properties and the mix of properties sold, management believes performance is more appropriately assessed over a multi-year period. Year-over-year comparisons of revenue are also not complete without the consideration of results from A&B's investment in its real estate joint ventures, which are not included in combined operating revenue, but are included in segment operating profit. The Analysis of Operating Revenue and Profit by Segment that follows, provides additional information on changes in Real Estate Sales revenue and operating profit before reclassifications to discontinued operations.

        Operating Costs and Expenses for 2011 decreased by 10 percent, or $27.0 million, to $234.5 million. Real Estate Sales and Leasing costs increased by 11 percent, primarily due to property acquisitions. This increase was offset by Agribusiness costs, which decreased 18 percent due principally to a lower volume of sugar sold, combined with higher production levels. Additionally, Selling, General and Administrative costs ("SG&A") decreased 12 percent due principally to higher non-qualified benefits paid in 2010 related to the retirement of certain senior executives and lower performance-based compensation. The reasons for changes in business- and segment-specific year-to-year fluctuations in operating costs, which affect segment operating profit, are more fully described below in the Analysis of Operating Revenue and Profit by Segment.

        Other Income and Expense:    Other expense in 2011 increased $13.5 million, compared with 2010, due primarily to $7.9 million in joint venture losses, a $4.9 million payment received in 2010 for agriculture disaster relief, $3.4 million gain in 2010 related to the settlement of a non-performing mortgage note acquired as an investment, and a $1.7 million decrease in interest income in 2011.

        Income Taxes in 2011 were higher compared with 2010 due to higher income from continuing operations. The effective tax rate in 2011 was lower than the rate in 2010 due principally to tax benefits that were more significant in relation to the nominal loss from continuing operations in 2010.

2010 vs. 2009

        Operating Revenue for 2010 increased 38 percent, or $72.2 million, to $263.0 million. Agribusiness revenue increased 66 percent, primarily due to higher sugar prices and higher sales volume. Real Estate Leasing revenue increased 11 percent in 2010 (after subtracting leasing revenue from assets classified as discontinued operations), primarily due to acquisitions, partially offset by lower mainland renewal rents. Real Estate Sales revenue decreased 13 percent in 2010 (after subtracting revenue from discontinued operations) due principally to lower property sales. The reasons for business- and segment-specific year-to-year fluctuations in revenue growth are further described below in the Analysis of Operating Revenue and Profit by Segment.

        Operating Costs and Expenses for 2010 increased by 19 percent, or $41.0 million, to $261.5 million. Agribusiness costs increased 24 percent due principally to a higher volume of sugar sold. Real Estate Sales and Leasing costs increased by 13 percent, primarily due to property acquisitions. Selling, General and Administrative costs increased 8 percent due principally to higher non-qualified benefit expenses related to the retirement of certain senior executives and higher performance-based compensation. The reasons for changes in business- and segment-specific year-to-year fluctuations in operating costs, which affect segment operating profit, are more fully described below in the Analysis of Operating Revenue and Profit by Segment.

        Other Income and Expense:    Other expense in 2010 decreased $8.1 million, compared with 2009, due primarily to a $4.9 million agriculture disaster relief payment for drought experienced in prior years, a $3.4 million gain related to the settlement of a non-performing mortgage note acquired as an investment, $2.0 million in higher real estate joint venture income, and a $1.4 million increase in interest income in 2010. The decrease in other expense was partially offset by a $5.4 million gain recorded in 2009 upon consolidation of HS&TC.

        Income Tax benefits were lower in 2010 compared with 2009 on an absolute basis due principally to a lower loss from continuing operations in 2010. The effective tax rate in 2010 was higher than the rate in 2009 due principally to tax benefits that had a greater impact on the 2010 effective rate because of the lower loss relative to 2009.

Analysis of Operating Revenue and Profit by Segment

Real Estate Industry

        Real Estate Sales and Real Estate Leasing revenue and operating profit are analyzed before subtracting amounts related to discontinued operations. This is consistent with how A&B generates earnings and how A&B's management evaluates performance and makes decisions regarding capital allocation for A&B's real estate businesses. A discussion of discontinued operations for the real estate business is included separately.

        Effect of Property Sales Mix on Operating Results: Direct year-over-year comparison of the real estate sales results may not provide a consistent, measurable indicator of future performance because results from period to period are significantly affected by the mix and timing of property sales. Operating results, by virtue of each project's asset class, geography, and timing, are inherently episodic. Earnings from joint venture investments are not included in segment revenue, but are included in operating profit. The mix of real estate sales in any year or quarter can be diverse and can include developed residential real estate, commercial properties, developable subdivision lots, undeveloped land, and property sold under threat of condemnation. The sale of undeveloped land and vacant parcels in Hawaii generally provides higher margins than does the sale of developed and commercial property, due to the low historical-cost basis of A&B's Hawaii land. Consequently, real estate sales revenue trends, cash flows from the sales of real estate, and the amount of real estate held for sale on the balance sheets do not necessarily indicate future profitability trends for this segment. Additionally, the operating profit reported in each quarter does not necessarily follow a percentage of sales trend because the cost basis of property sold can differ significantly between transactions.

Real Estate Sales—First quarter of 2012 compared with 2011

	Quarter Ended March 31,
(dollars in millions)	2012	2011	Change
Improved property sales	$5.0	$14.2	(65)%
Development sales revenue	1.4	1.9	(26)%
Unimproved/other property sales revenue	5.0	3.6	39%

Total real estate sales segment revenue	11.4	19.7	(42)%
Cost of real estate sales	6.0	10.8	(44)%
Operating expenses	3.0	2.6	15%
Earnings (loss) from joint ventures	(1.6)	2.0	NM
Other income (loss)	0.1	3.7	(97)%

Total real estate sales operating profit	$0.9	$12.0	(93)%

Real estate sales operating profit margin	7.9%	60.9%

        2012 First Quarter:    Revenue from Real Estate Sales was $11.4 million and included the sales of two leased fee parcels on Maui, two residential units on Oahu, a California office property, and a 79-acre non-core land parcel on Maui. Operating profit included the impact of joint venture expenses.

        2011 First Quarter:    Revenue from Real Estate Sales was $19.7 million and included the sales of two commercial properties and a residential unit on Maui and Oahu, and an 86-acre non-core land parcel on Maui. In addition to these sales, operating profit included an investment gain from the sale of the Company's interest in the Bridgeport Marketplace development joint venture in Valencia, California, and joint venture earnings from the sales of a four-acre commercial parcel at the Company's Kukui'ula joint venture on Kauai and two residential units on the island of Hawaii, partially offset by other joint venture expenses.

Real Estate Leasing—First quarter of 2012 compared with 2011

	Quarter Ended March 31,
(dollars in millions)	2012	2011	Change
Real estate leasing segment revenue	$25.5	$26.0	(2)%
Real estate leasing operating costs and expenses	14.4	15.0	(4)%
Selling, general and administrative	0.5	0.4	25%
Other segment income (expense)	0.1	—	—

Real estate leasing operating profit	10.7	10.6	1%
Operating profit margin	42.0%	40.9%
Average occupancy Rates:
Mainland	93%	91%
Hawaii	91%	90%
Leasable Space (million sq. ft.)—improved
Mainland	6.5	6.4	2%
Hawaii	1.4	1.5	(7)%

        Real Estate Leasing revenue for the first quarter of 2012 was 2 percent lower than 2011, primarily due to lower occupancies in two California office properties that provide higher rents per square foot relative to industrial properties, partially offset by higher industrial occupancies.

        Same store average annualized revenue per square foot decreased to $13.81 in the first quarter of 2012 from $14.24 in the first quarter of 2011 due to lower revenues from two California office properties and a Hawaii industrial property, partially offset by an overall net increase in revenue from mainland industrial properties.

        Total same store occupancy improved 1 percentage point to 92 percent as overall occupancy in the mainland industrial properties portfolio improved, but was partially offset by reduced occupancy in two California office properties and modest reductions in Hawaii retail and office properties.

        Operating profit for the first quarter of 2012, before subtracting amounts presented as discontinued operations, was 1 percent higher than 2011 due to higher overall portfolio occupancies, and timing of acquisitions and dispositions. At March 31, 2012, the Company had approximately $9 million in tax-deferred proceeds that had not yet been reinvested.

        Leasable space was increased by 7,700 square feet in the first quarter of 2012 compared with the first quarter of 2011, principally due to the following activity:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft	Date	Property	Leasable sq. ft
6-11	Arbor Park Shopping Center (TX)	139,500	6-11	Union Bank Office Building (WA)	84,000
9-11	Wakea Business Center II (HI)	61,500	9-11	Issaquah Office Center (WA)	146,900
3-12	Firestone Boulevard Building (CA)	28,100	12-11	Gateway at Mililani Mauka (HI)	5,900

	Total Dispositions	229,100		Total Acquisitions	236,800

Real Estate Discontinued Operations—First quarter of 2012 compared with 2011

        Revenue and operating profit related to discontinued operations for the first quarter of 2012 were as follows:

	Quarter Ended March 31,
	2012	2011
Proceeds from the Sale of Income-Producing Properties (Real Estate Sales Segment)	$8.9	$14.2
Real Estate Leasing Revenue (Real Estate Leasing Segment)	0.1	1.3
Gain on Sale of Income-Producing Properties	$3.9	$6.6
Real Estate Leasing Operating Profit	—	0.7

Total Operating Profit Before Taxes	3.9	7.3
Income Tax Expense	(1.5)	(2.9)

Income from Discontinued Operations	$2.4	$4.4

        The leasing revenue and operating profit noted above includes the results for properties that were sold through March 31, 2012 and, if applicable, the operating results of properties still owned, but meeting the definition of "discontinued operations" under FASB ASC Subtopic 205-20. The leasing revenue and operating profit for the first quarter of 2012 and 2011 have been restated to reflect properties that were classified as discontinued operations subsequent to March 31, 2011.

Agribusiness—First quarter of 2012 compared with 2011

	Quarter Ended March 31,
(dollars in millions)	2012	2011	Change
Revenue	$13.6	$15.8	(14)%
Operating profit	$3.5	$2.6	35%
Tons sugar produced	1,900	6,700	(72)%
Tons sugar sold	2,200	2,200	—%

        Agribusiness revenue decreased 14 percent, or $2.2 million, in the first quarter of 2012 compared with the first quarter of 2011, due principally to a $1.6 million decrease in coffee and retail sales revenue as a result of the sale of the coffee assets at the end of the first quarter of 2011, and a $1.3 million decrease in third-party vessel charter revenue. The decrease in revenue was partially offset by a $0.4 million increase in revenue from the lease of agricultural land and a $0.3 million increase in power revenue.

        Operating profit was $3.5 million in the first quarter of 2012 compared to an operating profit of $2.6 million in the first quarter of 2011. The improvement was due principally to a $1.0 million improvement in operating margins due to higher power and lease margins and lower operating expenses as a result of the sale of the coffee operations in the first quarter of 2011.

        Sugar production was lower in 2012 due to a later start to the harvest in the first quarter of 2012 compared to last year.

Real-Estate Sales—2011 compared with 2010 and 2009

(dollars in millions)	2011	2010	2009
Hawaii improved revenue	$22.8	$55.2	$50.9
Mainland improved revenue	22.4	58.5	48.7
Hawaii development sales revenue	6.7	5.8	6.0
Hawaii unimproved/other revenue	7.9	11.5	19.9

Total real estate sales segment revenue	$59.8	$131.0	$125.5
Cost of real estate sales	31.6	75.3	72.8
Operating expenses	11.1	11.9	11.3
Earnings (loss) from joint ventures	(7.9)	2.0	—
Other segment income (expense)	6.3	4.3	(2.3)

Total real estate sales segment operating profit	$15.5	$50.1	$39.1

Real estate sales operating profit margin	25.9%	38.2%	31.2%

        The lower revenue and operating profit results in 2011 were primarily due to fewer improved real estate sales and the loss related to A&B's investment in Waiawa, an Oahu residential joint venture. The composition of sales is described below.

        2011:    Real Estate Sales revenue and operating profit included the sales of Arbor Park Shopping Center, a retail center in Texas; two commercial properties, an 86-acre industrial parcel, a leased fee parcel and several non-core parcels on the island of Maui; and six residential units and one commercial space at A&B's Keola La'i high-rise development on Oahu. Operating profit also included a loss of $6.4 million on A&B's investment in its Waiawa joint venture due to the joint venture's termination of its development plans, as well as various joint venture expenses, partially offset by the sale of A&B's interest in the Bridgeport Marketplace joint venture development in Valencia, California, a four-acre commercial parcel at A&B's Kukui'ula joint venture on Kauai, and four units at A&B's Ka Milo joint venture development on the island of Hawaii.

        2010:    Real Estate Sales revenue and operating profit included the sales of Mililani Shopping Center, a retail center in Hawaii; Ontario Distribution Center, an industrial property in California; Valley Freeway Corporate Park, an industrial facility in Washington; six residential units and one commercial space at A&B's Keola La'i high-rise development on Oahu; a 75-acre agricultural parcel on Kauai; two leased fee parcels; and several non-core Maui land parcels. In addition to the aforementioned sales, operating profit included a $3.6 million gain recorded in connection with the acquisition of Lahaina Square, a retail center on Maui that was acquired by A&B in the settlement of a non-performing mortgage loan, which was purchased by A&B in the first quarter of 2010. Operating profit also included $2.0 million of joint venture earnings, principally due to $5.1 million in gains recognized on the settlements of two mortgage loans owed to a project lender under regulatory supervision, partially offset by a $1.9 million impairment loss on A&B's Santa Barbara joint venture investment.

        2009:    Real Estate Sales revenue and operating profit included the sale of seven residential units at A&B's Keola La'i high-rise development on Oahu; three mainland properties (office, retail, industrial); an office building and an industrial facility on Oahu; a 214-acre agricultural parcel on Maui; several leased fee parcels and other land parcels on Maui; and two single-family homes on Kauai. Joint venture income from completed development projects, principally related to Bridgeport and Centre Point retail/office developments in Valencia, California, were offset by A&B's share of marketing and other operating expenses of its Kukui'ula development projects. Additionally, A&B recorded a $2.5 million impairment loss related to its investment in its Ka Milo joint venture project.

Leasing—2011 compared with 2010

(dollars in millions)	2011	2010	Change
Real estate leasing segment revenue	$99.7	$93.8	6%
Real estate leasing operating costs and expenses	58.7	56.6	4%
Selling, general and administrative expenses	1.8	2.1	(14)%
Other segment income (expense)	0.1	0.2	(50)%

Segment operating profit	39.3	35.3	11%

Operating profit margin	39.4%	37.6%
Average Occupancy Rates:
Mainland	92%	85%
Hawaii	91%	92%
Leasable Space (million sq. ft.)—Improved
Mainland	6.5	6.4	2%
Hawaii	1.4	1.5	(7)%

        Real Estate Leasing revenue for 2011 was 6 percent higher than the amount reported for 2010. The increase was principally due to the timing of acquisitions and dispositions, but was also due to higher Mainland occupancy.

        Same store average revenue decreased to $12.29 per square foot in 2011 from $13.23 per square foot in 2010, as higher mainland office and industrial revenue was more than offset by lower revenue from a California office property and a tenant bankruptcy at a mainland industrial property.

        Same store occupancy increased to 93 percent in 2011, compared to 85 percent for 2010, due primarily to increased occupancy in the mainland industrial properties.

        Operating profit was 11 percent higher in 2011, compared with 2010, principally due to the same reasons cited for the revenue increase. The higher operating costs and expenses was attributable primarily to higher depreciation expense as proceeds from leased property sales under 1031 exchange transactions are reinvested in commercial properties at a higher relative book basis than the property replaced.

        Leasable space increased modestly in 2011 compared with 2010, principally due to the following activity:

Dispositions			Acquisitions
Date	Property	Leasable sq. ft	Date	Property	Leasable sq. ft
1-11	Apex Building (HI)	28,100	6-11	Union Bank Office Building (WA)	84,000
6-11	Arbor Park Shopping Center (TX)	139,500	9-11	Issaquah Office Center (WA)	146,900
9-11	Wakea Business Center II (HI)	61,500	12-11	Gateway at Mililani Mauka (HI)	5,900

	Total Dispositions	229,100		Total Acquisitions	236,800

Leasing—2010 compared with 2009

(dollars in millions)	2010	2009	Change
Real estate leasing segment revenue	$93.8	$102.5	(8)%
Real estate leasing operating costs and expenses	56.6	57.4	(1)%
Selling, general and administrative	2.1	2.2	(5)%
Other segment income (expense)	0.2	0.3	33%

Operating profit	$35.3	$43.2	(18)%

Operating profit margin	37.6%	42.1%
Average Occupancy Rates:
Mainland	85%	85%
Hawaii	92%	95%
Leasable Space (million sq. ft.)—Improved
Mainland	6.4	7.0	(9)%
Hawaii	1.5	1.3	15%

        Real Estate Leasing revenue for 2010 was 8 percent lower than the amount reported for 2009. The decrease was principally due to lower Mainland rents, the non-reinvestment of $32.8 million of 1031 proceeds in 2010, as well as the revenue impact resulting from the timing of acquisitions and dispositions.

        Same store average revenue decreased to $14.73 per square foot in 2010 from $15.77 per square foot in 2009, due primarily to a decrease in mainland office rents.

        Occupancy for the Hawaii portfolio decreased 3 percentage points in 2010 as compared to 2009, primarily due to the July 2010 acquisition of Komohana Industrial Park, a fee simple, fully-zoned 35-acre industrial complex located in Kapolei, West Oahu. Same store occupancy was flat at 85 percent in both 2010 and 2009.

        Operating profit was 18 percent lower in 2010, compared with 2009, principally due to the same reasons cited for the revenue decrease. Depreciation expense was relatively flat year-over-year.

        Leasable space decreased in 2010 compared with 2009, principally due to the following activity:

			Acquisitions
Dispositions
					Leasable sq. ft
Date	Property	Leasable sq. ft	Date	Property
10-10	Ontario Distribution Center (CA)	898,400	11-10	Rancho Temecula (CA)	165,500
5-10	Valley Freeway (WA)	228,200	11-10	Lahaina Square (HI)	50,200
2-10	Kele Center (HI)	14,800	10-10	Little Cottonwood (UT)	141,600
1-10	Mililani Shopping Center (HI)	180,300	7-10	Komohana (HI)	238,300
			4-10	Lanihau Marketplace (HI)	88,300
			1-10	Meadows on the Parkway (CO)	216,400

	Total Dispositions	1,321,700		Total Acquisitions	900,300

Discontinued Operations—Years Ended December 31, 2011, 2010 and 2009

        The revenue, operating profit, and after-tax effects of discontinued operations for 2011, 2010 and 2009 were as follows (in millions, except per-share amounts):

	2011	2010	2009
Proceeds from the sale of income-producing properties	$45.5	$117.1	$109.6
Real Estate Leasing Revenue	$2.8	$10.3	$27.2
Gain on sale of income-producing properties	$22.5	$48.6	$44.3
Real Estate Leasing Operating Profit	1.9	6.5	15.1

Total Operating Profit Before Tax	$24.4	$55.1	$59.4
Income Tax Expense	9.7	20.6	23.7

Income from Discontinued Operations	$14.7	$34.5	$35.7

        First Quarter 2012:    The revenue and expenses of the Firestone Boulevard Building, an office building in California, were classified as discontinued operations.

        2011:    The revenue and expenses of Arbor Park Shopping Center, a retail property in Texas; Wakea Business Center II, a commercial facility on Maui; and a leased Maui property were classified as discontinued operations.

        2010:    The revenue and expenses of Ontario Distribution Center, an industrial property in California; Valley Freeway Corporate Park, an industrial facility in Washington; Mililani Shopping Center, a retail center in Hawaii; Kele Shopping Center on Maui; and various Maui parcels were classified as discontinued operations. Additionally, a retail property on Maui that was held for sale at year-end was classified as discontinued operations.

        2009:    The revenue and expenses of Hawaii Business Park, an industrial property on Oahu; Southbank II, an office building in Arizona; San Jose Avenue Warehouse, an industrial property in California; Pacific Guardian Tower, an office property on Oahu; Village at Indian Wells, an office property in California; and various parcels on Maui were classified as discontinued operations. Additionally, a retail property on Oahu was classified as discontinued operations.

Agribusines—2011 compared with 2010

(dollars in millions)	2011	2010	Change
Revenue	$157.5	$165.6	(5)%
Operating profit	$22.2	$6.1	4X
Operating profit margin	14.1%	3.7%
Tons sugar produced	182,800	171,800	6%
Tons sugar sold	163,100	176,700	(8)%

        Agribusiness revenue decreased $8.1 million in 2011 compared with 2010. The decrease was primarily due to $8.2 million in lower coffee revenue as a result of the sale of the assets of the coffee operation in the first quarter of 2011 and $13.4 million in lower sugar revenue, due to lower sugar sales volume. These decreases were partially offset by a $5.4 million increase in power revenue, $3.0 million in higher molasses revenue due to higher volumes and prices, and $2.4 million higher outside charter revenue.

        Operating profit increased $16.1 million in 2011 compared with 2010. The increase in operating profit was primarily due to a $6.1 million improvement in power margins and a $5.2 million increase in raw and specialty sugar margins. The improvements in raw and specialty sugar margins were principally the result of higher sugar prices and an increase in the volume of sugar production over which costs are allocated, resulting in lower per unit costs. Molasses margins also increased $3.2 million due to higher sales volumes and prices. The increase in operating profit was partially offset by the aforementioned agriculture disaster relief payment for drought received in 2010.

        Sugar production in 2011 was 6 percent higher than in 2010 due principally to higher average yields per acre. The higher yields in 2011 were principally the result of improved growing conditions and factory enhancements. The average revenue per ton of sugar for 2011 was $605 or 5 percent higher than the average revenue per ton of $575 in 2010.

Agribusiness—2010 compared with 2009

(dollars in millions)	2010	2009	Change
Revenue	$165.6	$99.6	66%
Operating profit (loss)	$6.1	$(27.8)	NM
Operating profit margin	3.7%	(27.9)%
Tons sugar produced	171,800	126,800	35%
Tons sugar sold	176,700	124,000	43%

        Beginning December 1, 2009, A&B consolidated the results of HS&TC because A&B was the sole member. Since HS&TC is a wholly-owned consolidated subsidiary, revenue recognition on raw sugar and molasses sales occurs when HS&TC delivers the sugar and molasses to A&B's third-party customers on the Mainland. Prior to consolidation, A&B recognized revenue when the raw sugar was delivered to HS&TC, which occurred as sugar was produced and delivered to the sugar warehouse on Maui, where title and risk of loss passed. As a result of the HS&TC consolidation, the timing of revenue recognition differs between 2009 and 2010 and results in year-over-year variances.

        Agribusiness revenue increased $66.0 million in 2010 compared with 2009. The increase was primarily due to $62.8 million in higher bulk raw sugar revenue that was the result of higher sugar prices and higher sales volume, as well as $3.3 million in higher coffee revenues related to higher volume and prices. These increases were partially offset by a $7.1 million reduction in specialty sugar revenue due to lower sales volume.

        Operating profit was $6.1 million in 2010 compared with an operating loss of $27.8 million in 2009. The improvement in operating profit was primarily due to a $33.4 million improvement in raw sugar margins. The improvement in raw sugar margins was principally the result of higher sugar prices and an increase in the volume of sugar production over which costs are allocated, resulting in lower per unit costs. Operating profit also benefited from a $7.9 million increase in specialty sugar margins, due primarily to lower per unit production costs previously described. The increase in operating profit was partially offset by a $3.0 million reduction in coffee results, principally due to a $1.9 million lower of cost or market adjustment to coffee inventory in the first quarter of 2010, as well as a $2.8 million reduction in molasses margins due principally to higher delivery costs and lower sales volume.

        Sugar production in 2010 was 35 percent higher than in 2009 due principally to higher average yields per acre. The higher yields in 2010 were principally the result of improved growing conditions and factory enhancements. The average revenue per ton of sugar for 2010 was $575 or 63 percent higher than the average revenue per ton of $352 in 2009.

Liquidity and Capital Resources

        A&B's primary liquidity needs have historically been to support working capital requirements and fund capital expenditures and real estate developments. In the future, A&B may have liquidity needs to finance acquisitions or repurchase common stock, when appropriate. Historically, A&B's principal sources of liquidity have been cash flows provided by operating activities, available cash and cash equivalent balances, and financial support from Alexander & Baldwin, Inc. Prior to separation, Holdings expects to make a capital contribution of approximately $160 million to A&B, which will be used principally to pay down A&B's revolving debt balances. After the separation, A&B will no longer receive financial support from Holdings.

        A&B's operating income is generated by its subsidiaries. There are no restrictions on the ability of A&B's subsidiaries to pay dividends or make other distributions to A&B. A&B regularly evaluates investment opportunities, including development projects, joint venture investments, and other strategic transactions to increase shareholder value. A&B cannot predict whether or when it may enter into acquisitions, joint ventures or dispositions, or what impact any such transactions could have on A&B's results of operations, cash flows or financial condition. A&B's cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section titled "Risk Factors" beginning on page 20.

        A&B has arranged, subject to completion of the separation, for a new revolving bank credit agreement with a total capacity of approximately $260 million. A&B believes its operating cash flow, availability of borrowings under credit agreements and access to capital markets will provide sufficient liquidity to support A&B's financing needs.

Cash Flows—First Quarter of 2012 Compared with 2011

        Cash flows used in operating activities totaled $26.9 million for the first quarter of 2012, compared with $13.9 million for the first quarter of 2011. The increase in cash flows used in operating activities was principally due to increases in working capital, the majority of which was sugar inventory, and higher corporate expenses, including pension contributions.

        Cash flows used in investing activities totaled $10.9 million for the first quarter of 2012, compared with cash flows provided by investing activities of $0.2 million for the first quarter of 2011. The increase in cash flows used in investing activities was due principally to $7.5 million of proceeds from the 2011 sale of the Company's interest in its Bridgeport Marketplace joint venture.

        Capital expenditures for the first quarter of 2012 totaled $4.9 million compared with $4.5 million for the first quarter of 2011. The 2012 expenditures included $1.7 million related to capital improvements to commercial properties, $0.2 million related to real estate developments, and $3.0 million related to Agribusiness operations. Capital expenditures for the first quarter of 2011 totaled $4.5 million and included $2.6 million related to Agribusiness operations, $1.7 million related to capital improvements to commercial properties and $0.2 million related to real estate developments. There were no tax-deferred purchases in the first quarter of 2012 and 2011.

        Cash flows provided by financing activities totaled $35.1 million for the first quarter of 2012 compared with $16.0 million in the first quarter of 2011. Cash flows from financing activities were higher in the first quarter of 2012 primarily due to $7.3 million in higher contributions from Alexander & Baldwin, Inc. and higher net borrowings of $11.8 million.

Cash Flows—Years Ended December 31, 2011, 2010, and 2009

        Net cash flows from operating activities totaled $10.4 million for 2011, $1.6 million for 2010, and $1.4 million for 2009. The increase in 2011 over 2010 was due principally to higher Agribusiness and Real Estate Leasing earnings, as well as lower capital requirements for real estate developments, partially offset by lower Real Estate Sales segment earnings. The decrease in 2010 over 2009 was due principally to higher capital requirements for real estate developments, partially offset by improved Agribusiness results. A&B classifies expenditures for real estate development assets as cash flows from operating activities if A&B intends to develop and sell the real estate.

        Net cash flows used in investing activities were $26.1 million for 2011, $58.8 million for 2010, and $29.9 million for 2009. Of the 2011 amount, $20.2 million was for capital expenditures, including $8.6 million related to capital improvements to commercial properties, $1.1 million related to real estate developments, and $10.5 million related to routine replacements for agricultural operations. Other cash flows used in investing activities included $28.0 million, principally related to investments in A&B's Kukui'ula joint venture project. These cash outflows were partially offset by $14.2 million in cash proceeds received, primarily related to property sales, and $7.9 million related to distributions from joint ventures and other investments. The cash used in investing activities for 2011 excludes $39.1 million of 1031 tax-deferred purchases since A&B did not actually take control of the cash during the exchange period. Additionally, expenditures for real estate held-for-sale are excluded from capital expenditures and are instead included in Cash Flows from Operating Activities because they are considered an operating activity of A&B.

        Of the 2010 amount, $23.5 million was for capital expenditures, including $10.4 million related to capital improvements to commercial properties, $5.9 million related to the acquisition of a commercial property, $0.2 million related to real estate developments, and $6.8 million related to routine replacements for agricultural operations. Other cash flows used in investing activities included $100.7 million, principally related to additional investments in A&B's Kukui'ula joint venture project. These cash outflows were partially offset by $32.5 million in cash proceeds received, primarily related to property sales, and $12.9 million related to distributions from joint ventures and other investments. The cash used in investing activities for 2010 excludes $148.4 million of 1031 tax-deferred purchases since A&B did not actually take control of the cash during the exchange period. Additionally, expenditures for real estate developments are excluded from capital expenditures and are instead included in Cash Flows from Operating Activities because they are considered an operating activity of A&B.

        In 2012, A&B expects that its required minimum capital expenditures will approximate the amount required in 2011, which is approximately $20 million a year. A&B's total capital budget for 2012, however, is expected to be approximately $140 million, which is up from approximately $100 million in 2011, and includes spending for new, but currently unidentified, investment opportunities as well as expenditures for real estate developments and currently unidentified 1031 lease portfolio acquisitions that are not included in the caption entitled "Capital expenditures for property and developments" under investing activities in the combined statement of cash flows. These real estate expenditures are excluded from "Capital expenditures for property and developments" because the expenditures either relate to A&B's real estate held-for-sale inventory that is treated as an operating activity, and therefore, reflected in operating cash flows, or are expenditures that are made using 1031 tax-deferred proceeds from prior tax-deferred sales, and therefore, reflected as non-cash activities (since A&B does not take control of the cash during the exchange period). Approximately $60 million of the total projected capital budget relate to ongoing real estate development, including A&B's Maui Business Park II project, $30 million relate to currently unidentified real estate development opportunities, $15 million is budgeted for unidentified 1031 lease portfolio acquisitions, and $10 million relates to lease portfolio maintenance capital. The remaining projected capital expenditures principally relate to the planned solar project on Kauai, net of tax credits, and maintenance capital in the Agribusiness segment. Should investment opportunities in excess of the amounts budgeted arise, A&B believes it has adequate sources of liquidity to fund these investments.

        Net cash flows from financing activities totaled $21.9 million, $53.7 million, and $37.2 million in 2011, 2010, and 2009, respectively. The decrease in cash flows from financing activities in 2011 was principally due to lower net proceeds from debt in 2011 compared to 2010, partially offset by higher contributions from Alexander & Baldwin, Inc. The increase in cash flows from financing activities for 2010, relative to 2009, was principally due to the repayment of a short-term loan to an affiliate in 2009.

Other Sources of Liquidity

        Additional sources of liquidity for A&B consisted of cash and cash equivalents, receivables, and sugar inventories that totaled approximately $34.6 million at December 31, 2011, a decrease of $1.7 million from December 31, 2010. This net decrease was due primarily to $8.7 million in lower account receivables balances, partially offset by $6.2 million in higher cash balances.

        On June 4, 2012, A&B secured revolving credit and term facilities that will provide, subject to completion of the separation, additional sources of liquidity for working capital requirements or investment opportunities on a short-term as well as longer-term basis. Total debt was $361.7 million at the end of 2011 compared with $358.5 million at the end of 2010. Total debt at December 31, 2011, on a pro forma basis giving effect to the $160 million capital contribution by Holdings expected in the second quarter of 2012, was $249.7 million.

        A&B has a replenishing $400 million three-year unsecured note purchase and private shelf agreement with Prudential Investment Management, Inc. and its affiliates (collectively, "Prudential") under which A&B may issue notes in an aggregate amount up to $400 million, less the sum of all principal amounts then outstanding on any notes issued by A&B or any of its subsidiaries to Prudential and the amounts of any notes that are committed under the note purchase agreement. The ability to draw additional amounts under the facility expires in April 2012. At December 31, 2011, approximately $119.8 million was available under the facility. On June 4, 2012, A&B entered into an amended three-year unsecured note purchase and private shelf agreement, under which it may issue notes in an aggregate amount up to $300 million, subject to completion of the separation. The unsecured note purchase and private shelf agreement replaces the $400 million shelf facility.

        A&B has a revolving senior credit facility with seven commercial banks that provide for an aggregate commitment of $230 million. The facility expires in August 2016. Amounts drawn under the facilities bear interest at London Interbank Offered Rate ("LIBOR") plus a margin based on a ratio of debt to earnings before interest, taxes, depreciation and amortization pricing grid. At December 31, 2011, $112.0 million was outstanding, $11.4 million in letters of credit had been issued against the facilities, and $106.6 million remained available for borrowing. On June 4, 2012, A&B entered into a new $260 million unsecured revolving credit agreement, which supersedes the $230 million revolving credit facility.

        A&B's ability to access its credit facilities is subject to its compliance with the terms and conditions of the credit facilities, including financial covenants. The financial covenants under current agreements require A&B to maintain certain financial covenants, such as minimum consolidated equity and maximum debt to EBITDA ratios. At December 31, 2011, A&B was in compliance with all such covenants. While there can be no assurance that A&B will remain in compliance with its covenants, A&B expects that it will remain in compliance. Credit facilities are more fully described in Note 7 to the Combined Financial Statements.

        Debt is maintained at levels A&B considers prudent based on its cash flows, interest coverage ratio, and percentage of debt to capital. From current levels, A&B expects its debt will increase modestly as it pursues opportunistic investments.

Tax-Deferred Real Estate Transactions

        Sales—During the first quarter of 2012, $8.9 million of proceeds from the sale of Firestone Boulevard Building, an industrial property in California, and various leased properties on Maui qualified for potential tax-deferral treatment under the Internal Revenue Code Section 1031. During 2011, sales and condemnation proceeds that qualified for potential tax-deferral treatment under the Internal Revenue Code Sections 1031 and 1033 totaled approximately $44.7 million and were generated primarily from the sales of Arbor Park Shopping Center, Apex building, Wakea Business Center II, and other land sales. During 2010, sales and condemnation proceeds that qualified for potential tax-deferral treatment under the Internal Revenue Code Sections 1031 and 1033 totaled approximately $120.0 million and were generated primarily from the sales of Ontario Distribution Center, Mililani Shopping Center, Valley Freeway Corporate Park, Kele Shopping Center, and several non-core land parcels.

        Purchases—During 2011, A&B utilized $39.1 million in proceeds from tax-deferred sales. The properties acquired with tax-deferred proceeds in 2011 included Union Bank, Issaquah Office Center, and Gateway at Mililani Mauka. During 2010, A&B utilized $148.4 million in proceeds from tax-deferred sales. The properties acquired with tax-deferred proceeds in 2010 included the purchase of Rancho Temecula Town Center, Little Cottonwood Center, Meadows on the Parkway, Komohana Industrial Park, and Lanihau Marketplace.

        The proceeds from 1031 tax-deferred sales are held in escrow pending future use to purchase new real estate assets. The proceeds from 1033 condemnations are held by A&B until the funds are redeployed. As of December 31, 2011, approximately $0.4 million of proceeds from tax-deferred sales had not been reinvested. The proceeds must be reinvested in qualifying property within 180 days from the date of the sale in order to qualify for tax deferral treatment under section 1031 of the Internal Revenue Code. In 2011, approximately $5.8 million of tax-deferred proceeds expired, of which $5.0 million related to proceeds from 2011 sales and $0.8 million related to proceeds from 2010 sales.

        The funds related to 1031 transactions are not included in the Statement of Cash Flows but are included as non-cash activities below the Statement. For "reverse 1031" transactions, A&B purchases a property in anticipation of receiving funds from a future property sale. Funds used for reverse 1031 purchases are included as capital expenditures on the Statement of Cash Flows and the related sales of property, for which the proceeds are linked, are included as property sales in the Statement.

Contractual Obligations, Commitments, Contingencies and Off Balance Sheet Arrangements

Contractual Obligations

        At December 31, 2011, A&B had the following estimated contractual obligations (in millions):

		Payment due by period
Contractual Obligations	Total	2012	2013 - 2014	2015 - 2016	Thereafter
Long-term debt obligations (including current portion)(a)	$361.7	$34.5	$76.3	$172.8	$78.1
Estimated interest on debt(b)	61.5	15.5	23.5	14.5	8.0
Purchase obligations(c)	35.1	35.1	—	—	—
Post-retirement obligations(d)	8.4	0.9	1.8	1.8	3.9
Non-qualified benefit obligations(e)	8.7	1.4	0.6	5.0	1.7
Operating lease obligations(f)	14.4	2.4	4.4	1.2	6.4

Total	$489.8	$89.8	$106.6	$195.3	$98.1

(a)
Long-term debt obligations (including current portion) include principal repayments of short-term and long-term debt for the respective period(s) described (see Note 7 to the Combined Financial Statements for principal repayments for each of the next five years). Prior to the distribution date, Holdings will capitalize A&B with approximately $160 million that will be used to pay down debt on revolving credit facilities.

(b)
Estimated cash paid for interest on debt is determined based on (1) the stated interest rate for fixed debt and (2) the rate in effect on December 31, 2011 for variable rate debt. Because A&B's variable rate date may be rolled over, actual interest may be greater or less than the amounts indicated.

(c)
Purchase obligations include only non-cancelable contractual obligations for the purchases of goods and services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Any amounts reflected on the combined balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(d)
Post-retirement obligations include expected payments to medical service providers in connection with providing benefits to A&B's employees and retirees. The amount noted in the column labeled "Thereafter" comprises estimated benefit payments for 2017 through 2021. Post-retirement obligations are described further in Note 10 to the Combined Financial Statements. The obligation for pensions reflected on A&B's combined balance sheet is excluded from the table above because A&B is unable to reliably estimate the timing and amount of contributions.

(e)
Non-qualified benefit obligations include estimated payments to executives and directors under A&B's four non-qualified plans. The amount noted in the column labeled "Thereafter" comprises estimated benefit payments for 2017 through 2021. Additional information about A&B's non-qualified plans is included in Note 10 to the Combined Financial Statements.

(f)
Operating lease obligations include principally land, office space and equipment under non-cancelable, long-term lease arrangements that do not transfer the rights and risks of ownership to A&B. These amounts are further described in Note 8 to the Combined Financial Statements.

        In the second quarter of 2012, prior to separation, Holdings expects to make a capital contribution of approximately $160 million to A&B. The proceeds will be used to pay down revolving debt, with the balance, if any, applied to cash.

        A&B has not provided a detailed estimate of the timing and amount of payments related to uncertain tax position liabilities due to the uncertainty of when the related tax settlements are due. At December 31, 2011, A&B's uncertain tax position liabilities totaled approximately $2.5 million.

Other Commitments and Contingencies

        A description of other commitments, contingencies, and off-balance sheet arrangements is provided in Note 13 to the combined financial statements included elsewhere in this information statement.

Quantitative and Qualitative Disclosures About Market Risk

        A&B is exposed to changes in interest rates, primarily as a result of its borrowing and investing activities used to maintain liquidity and to fund business operations. In order to manage its exposure to changes in interest rates, A&B utilizes a balanced mix of debt maturities, along with both fixed-rate and variable-rate debt. The nature and amount of A&B's long-term and short-term debt can be expected to fluctuate as a result of future business requirements, market conditions, and other factors.

        A&B's fixed rate debt consists of $249.7 million in principal term notes. A&B's variable rate debt consists of $112.0 million under its revolving credit facilities. Other than in default, A&B does not have an obligation to prepay its fixed-rate debt prior to maturity and, as a result, interest rate fluctuations and the resulting changes in fair value would not have an impact on A&B's financial condition or results of operations unless A&B was required to refinance such debt. For A&B's variable rate debt, a one percent increase in interest rates would not have a material impact on A&B's results of operations.

        The following table summarizes A&B's debt obligations at December 31, 2011 (prior to the $160 million capital contribution from Holdings expected in the second quarter of 2012 that will be used principally to pay down A&B revolving variable rate debt), presenting principal cash flows and related interest rates by the expected fiscal year of repayment.

	Expected Fiscal Year of Repayment as of December 31, 2011 (dollars in millions)
	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value at December 31, 2011
Fixed rate	$28.5	$33.7	$42.6	$33.4	$33.4	$78.1	$249.7	$266.3
Average interest rate	6.15%	6.18%	6.24%	6.39%	6.60%	6.86%	6.33%	—
Variable rate	$6.0	$—	$—	$—	$106.0	$—	$112.0	$112.0
Average interest rate*	1.26%	—	—	—	1.26%	—	1.26%	—

*
Estimated interest rates on variable debt are determined based on the rate in effect on December 31, 2011. Actual interest rates may be greater or less than the amounts indicated when variable rate debt is rolled over.

        From time to time, A&B may invest its excess cash in short-term money market funds that purchase government securities or corporate debt securities. At December 31, 2011, A&B had a negligible amount invested in money market funds. These money market funds maintain a weighted average maturity of less than 90 days, and accordingly, a one percent change in interest rates is not expected to have a material impact on the fair value of these investments or on interest income.

        A&B has no material exposure to foreign currency risks, although it is indirectly affected by changes in currency rates to the extent that changes in rates affect tourism in Hawaii.

 BUSINESS

Overview

        New A&B is a premier Hawaii-focused land company with interests in real estate development, real estate leasing and agribusiness. New A&B's assets include nearly 88,000 acres of land in Hawaii, 7.9 million square feet of high-quality retail, office and industrial properties in Hawaii and on the Mainland, and a real estate development portfolio encompassing residential and commercial projects across Hawaii. Its landholdings, primarily on Maui and Kauai, make it the fourth largest private landowner in the state. New A&B, whose history in Hawaii dates back to 1870, is Hawaii's largest farmer with 36,000 acres in productive agriculture. New A&B also plays a key role as a major provider of renewable energy on Maui and Kauai, supplying approximately six percent of the power consumed on each island.

        New A&B's history began in 1870 with a twelve-acre sugar cane operation on Maui. Over the years, New A&B grew its agricultural operations significantly on Maui and Kauai, and in 1949, New A&B's real estate operations commenced with the development of homes and a new community for its plantation employees on Maui, which evolved into residential and commercial developments across the state. Over time, primarily through Section 1031 tax-deferred exchanges, New A&B has created a substantial portfolio of high-quality commercial properties in Hawaii and on the Mainland.

        As of December 31, 2011, New A&B's real estate and agricultural assets totaled nearly $1.4 billion, and in 2011 its real estate and agribusiness segments posted revenue and operating profit of $317 million and $77 million, respectively (before subtracting the income from property sales classified as discontinued operations).

        New A&B's segments consist of Real Estate Sales, Real Estate Leasing, and Agribusiness:

  •
  Real Estate Sales.  This segment creates value through an active and comprehensive program of land stewardship, planning, entitlement, development and sale of land and commercial and residential properties, principally in Hawaii.

  •
  Real Estate Leasing.  This segment generates significant, stable, recurring cash flows through the ownership, operation, and management of a large portfolio of high-quality retail, office, and industrial properties in Hawaii and on the Mainland. Cash generated by this portfolio serves as an important source of funding for New A&B's real estate development activities.

  •
  Agribusiness.  This segment produces and sells bulk raw sugar, specialty food grade sugars and molasses, and is also a major renewable energy provider on the islands of Maui and Kauai through hydro-electric facilities and the co-generation of electricity from bagasse at its sugar mill. This segment also includes support services for other agricultural operations and includes general trucking services, mobile equipment maintenance, and repair services in Hawaii.

        The following table contains key information regarding each of these segments. Since the purchase and sale of real estate is considered an ongoing and recurring core activity of its real estate businesses, Real Estate Sales and Real Estate Leasing revenue and operating profit are analyzed before subtracting amounts related to discontinued operations. This is consistent with how the Company generates earnings and how New A&B's management evaluates performance and makes decisions regarding capital allocation for New A&B's real estate businesses. Additionally, the segment revenue includes interest income and other miscellaneous income related to the specific segment.

Segment	2011 Revenue (in millions)	Percentage of Total 2011 Revenue	2011 Operating Profit (in millions)	Percentage of Total 2011 Operating Profit	Key Facts
Real Estate Sales	$59.8	19%	$15.5	20%	Hawaii-focused, experienced developer with a large development pipeline encompassing over a dozen projects entitled for approximately 1,700 resort residential, 600 primary residential and 200 commercial units. Fourth largest private landowner in Hawaii with nearly 88,000 acres.
Real Estate Leasing	99.7	31%	39.3	51%	High-quality commercial portfolio consisting of 45 improved properties in Hawaii and 8 Mainland states totaling 7.9 million square feet.
Agribusiness	157.5	50%	22.2	29%	Largest farmer in Hawaii and only producer of raw sugar in Hawaii, producing nearly 183,000 tons of sugar in 2011, and provider of approximately 6 percent of renewable energy on both Maui and Kauai.

Total	$317.0	100%	$77.0	100%

        As a Hawaii-focused land company, New A&B is well positioned to create value from its extensive and valuable asset base, deep development expertise, keen knowledge of the Hawaii market, and diverse Hawaii operations, and is particularly well positioned to capitalize on the upside of a recovering Hawaii economy.

Competitive Strengths

Irreplaceable Hawaii Real Estate Assets

  •
  Extensive and irreplaceable landholdings:  New A&B is the fourth largest private landowner in Hawaii, with nearly 88,000 acres of land primarily on Maui and Kauai, including 750 acres entitled for future development activities.

  •
  High-quality commercial real estate portfolio producing strong free cash flow:  New A&B owns and manages a high-quality commercial portfolio of 45 properties in Hawaii and eight Mainland states that totals 7.9 million square feet, which provides significant, stable, recurring cash flows that support New A&B's real estate development activities.

  •
  Diverse pipeline of development projects:  New A&B's development pipeline encompasses over a dozen primary residential, resort residential and commercial projects comprising more than 2,500 units throughout the State of Hawaii, providing for substantial embedded growth opportunities.

  •
  Largest agricultural operation in Hawaii with upside in renewable energy:  New A&B farms roughly 36,000 acres of mostly contiguous lands in Maui's central valley with extensive infrastructure to meet water, power and transportation needs, consistent with large-scale agronomic activity. Additionally, New A&B owns approximately 7,000 acres of high-quality agricultural land on Kauai's sunny south shore, of which over 4,000 acres are leased to other parties for a variety of agricultural uses, including the cultivation of coffee and seed corn. New A&B maintains a portfolio of renewable energy production facilities encompassing biomass combustion, hydro-electric and planned solar generation capabilities on Maui and Kauai. Total renewable energy production capacity exceeds 47 megawatts and will be expanded with the completion of a six megawatt solar farm on the island of Kauai in late 2012.

Leading Hawaii Real Estate Capabilities

  •
  Deep local knowledge and expertise:  New A&B has been in the development business in Hawaii since 1949 when it established Kahului Development Co., Ltd. to develop and market "Dream City," which today is Kahului, Maui's principal population center and commercial hub. In the ensuing decades, New A&B has expanded and diversified its pipeline of development projects and broadened its development capabilities and expertise. For instance, New A&B is the original developer of the world famous Wailea master-planned resort community on Maui's south shore. The Company's knowledge, expertise and relationships forged through over six decades of Hawaii development activity enable it to profitably pursue a wide range of long-term commercial and residential developments in a manner that is both responsive to market needs and sensitive to local concerns. This local knowledge and expertise, combined with our strong financial position, also serve to make New A&B an ideal partner for landowners, developers and others looking to participate in the Hawaii real estate sector.

  •
  Experienced management team:  New A&B's management team has considerable real estate and agribusiness experience, and a track record of conceptualizing, planning, entitling and developing a wide range of real property projects in Hawaii. Our management team brings decades of Hawaii-centric real estate and business experience, working on commercial and residential developments on every island.

  •
  Track record of success:  New A&B has an extensive and long track record of entitling and developing Hawaii real estate. Since 2000, New A&B has invested approximately $800 million in development projects—including three high-rise condominiums in urban Honolulu and premier resort destination communities in Hawaii, such as the Wailea Resort on Maui and Kukui'ula on Kauai—and an additional $850 million in the acquisition of Hawaii and Mainland commercial properties, mainly through tax-deferred property exchanges.

Our Strategy

        New A&B strives to create value through superior real estate centric projects in Hawaii by leveraging its extensive asset base, market knowledge and development expertise to create shareholder value through the entire spectrum of land stewardship and development, including land planning, entitlement, permitting, development and sales. New A&B has a long track record of successfully developing residential and commercial projects on both its legacy landholdings and on lands specifically acquired for development. New A&B believes that Hawaii has attractive near- and long-term growth prospects and New A&B intends to position its real estate developments and investment activities to capitalize on this growth.

        New A&B is committed to generating attractive returns on its agricultural land assets through continued improvements in sugar production and renewable energy generation, and intends to further explore energy opportunities. Additional details regarding New A&B's key strategies across our land, commercial properties, development, and agriculture assets are as follows:

Land:

  •
  Employing lands at their highest and best use:  New A&B strives to employ each parcel of land it owns at its highest and best use, to the benefit of shareholders, employees, our communities and other key stakeholder groups. For a significant portion of New A&B's substantial Hawaii landholdings, this implies a wide range of non-development uses, ranging from conservation/watershed to pasture to active farming. While a material portion of New A&B's landholdings has limited or no long-term urban development potential, these landholdings remain valuable for other reasons, for example, providing access to water or hydro-electric generation capability.

  •
  Focus on entitlement and development of core Hawaii lands:  New A&B intends to focus on development of a portion of its core landholdings in Hawaii, pursuing appropriate entitlement and development projects that respond to market demand while meeting community needs.

Commercial Properties:

  •
  Optimize returns of the diversified commercial portfolio:  New A&B has a track record of increasing the value of its commercial property portfolio through active management of a comprehensive program designed to increase occupancy, secure high-quality tenants, and reduce costs, thereby maximizing the financial performance of these properties. Periodically, when New A&B believes it has maximized the value of a select asset, it may market the asset for sale. Upon sale, New A&B will seek to redeploy the proceeds on a 1031 tax-deferred basis into a new asset with a higher return potential, with a focus on opportunistically migrating the portfolio to Hawaii over time, while ensuring that the portfolio continues to serve as a stable source of cash flow for New A&B's development activities.

Development:

  •
  Invest in high-returning real estate opportunities in Hawaii:  In addition to development of its own lands, New A&B will continue to invest in attractive development opportunities elsewhere in Hawaii where it can leverage its market knowledge, relationships and financial strength to create significant value and, at the same time, diversify its current portfolio and pipeline. As an example, New A&B recently launched pre-sales for Waihonua at Kewalo, a 341-unit condominium project, to be built on an attractively-located parcel in urban Honolulu that New A&B had opportunistically acquired in 2010.

  •
  Build a pipeline of development projects scaled to market opportunities and designed to optimize risk-adjusted returns: New A&B owns a valuable pipeline of development projects encompassing a wide-range of product types, from resort residential real estate, to industrial, to primary residential housing. New A&B employs a disciplined approach to its investments and prudently meters development capital to position select projects with ready inventory to meet market demand. New A&B also will pursue joint ventures, where appropriate, to supplement its in-house capabilities, access third-party capital, gain access to new opportunities in the Hawaii market, diversify its pipeline, and optimize risk-adjusted returns.

Agriculture:

  •
  De-risk agricultural operations:  New A&B has made significant progress in stabilizing and de-risking its agricultural operations and limiting operational exposure. For example, the sale of New A&B's Kauai Coffee assets to a global coffee manufacturer removed commodity and labor price risks and replaced volatile operational results with a stable lease income stream. In addition, New A&B has enhanced the management of field and factory at its sugar operations, resulting in a 44 percent increase in sugar yields per acre over the past two years. New A&B intends to continue its focus on maximizing its returns from agricultural activities and assets while mitigating the volatility of those returns. To meet this objective, New A&B employs a variety of risk-mitigation measures, including forward pricing of sugar sales and fixed-rate contracts for key inputs.

  •
  Grow renewable energy operations:  Due to the high cost of transporting fossil fuels to a remote island community, the economics of renewable energy in Hawaii are more favorable relative to other U.S. locations. In fact, Hawaii has mandated a shift to 40 percent clean energy by the year 2030. As a result, New A&B expects to evaluate and further capitalize on opportunities to increase energy production from its current renewable generating facilities, to add additional renewable energy capacity to its portfolio through new projects, such as the six megawatt solar project planned for Kauai, and to continue research on possible cultivation of feedstock on New A&B's Maui plantation for use in bio-fuel production.

Seek New Hawaii Opportunities

  •
  New A&B has a successful long-term track record of expanding into related lines of businesses that complement its core land and agribusiness operations. For instance, our residential development business originally arose from the provision of housing to our agricultural worker, and our commercial property holdings commenced as we developed shopping centers to serve these master planned communities. As we move forward, New A&B expects to continue its evaluation of Hawaii-centric business opportunities that complement its core land stewardship, agribusiness, property development and property management activities in the state.

Business Segments

A.     Real Estate Sales

  (1)    Landholdings

        As of December 31, 2011, New A&B owned approximately 88,166 acres of land, consisting of approximately 87,695 acres in Hawaii and approximately 471 acres on the Mainland, as follows:

Location	No. of Acres
Maui	67,240
Kauai	20,375
Oahu	70
Big Island	10

TOTAL HAWAII	87,695

Texas	150
California	100
Georgia	63
Utah	55
Colorado	36
Washington	27
Nevada	21
Arizona	19

TOTAL MAINLAND	471

        As described more fully in the table below, the bulk of this acreage currently is used for agricultural, pasture, watershed and conservation purposes. A portion of these lands is used for urban purposes or planned for development. The tables do not include approximately 1,100 acres under joint venture development. An additional 2,990 acres on Maui, Kauai and Oahu are leased from third parties, and are not included in the tables.

Current Use	No. of Acres
Hawaii
Fully entitled Urban (defined below)	750
Agricultural, pasture and miscellaneous	57,775
Watershed/conservation	29,170
Mainland
Fully entitled Urban	471

TOTAL	88,166

        New A&B is actively involved in the entire spectrum of real estate development and ownership, including planning, zoning, financing, constructing, purchasing, managing and leasing, selling and exchanging, and investing in real property.

  (2)    Planning and Zoning

        The entitlement process for development of property in Hawaii is complex, time-consuming and costly, involving numerous state and county regulatory approvals. For example, conversion of an agriculturally-zoned parcel to residential zoning usually requires the following approvals:

  •
  amendment of the County General Plan to reflect the desired residential use;

  •
  approval by the State Land Use Commission to reclassify the parcel from the Agricultural district to the Urban district;

  •
  amendment of the County Community Plan; and

  •
  County approval to rezone the property to the precise residential use desired.

        The entitlement process is complicated by the conditions, restrictions and exactions that are placed on these approvals, including, among others, the requirement to construct infrastructure improvements, payment of impact fees, restrictions on the permitted uses of the land, requirement to provide affordable housing and required phased development of projects.

        New A&B actively works with regulatory agencies, commissions and legislative bodies at various levels of government to obtain zoning reclassification of land to its highest and best use. New A&B designates a parcel as "fully entitled" or "fully zoned" when all of the above-mentioned land use approvals have been obtained.

  (3)    Development Projects

        The following is a summary of the Company's real estate development portfolio as of December 31, 2011:

					Planned units, saleable acres or gross leasable square feet	(Dollars in millions)
								Construction timing Estimated substantial completion
Project	Location	Product type	Acres at 12/31/11			Estimated project cost(1)	A&B investment through 2011
ACTIVE DEVELOPMENT/SALES
Wholly owned
Brydeswood	Kalaheo, Kauai	Agricultural lots	352	(1)	24 lots	17	2	2014
Gateway at Mililani Mauka	Mililani, Oahu	Retail	4.3		28,400 sf	19	8	2013
Maui Business Park II	Kahului, Maui	Light industrial lots	179		155 acres	102	26	2019
Waihonua at Kewalo	Honolulu, Oahu	Primary residential highrise	1.7		341 units	206	21	2014
The Bluffs at Wailea (MF-11)	Wailea, Maui	Resort residential	7.4		12 lots	9	9	2008
The Ridge at Wailea (MF-19)	Wailea, Maui	Resort residential	6.7		9 lots	9	9	2009
Wailea B-1	Wailea, Maui	Commercial/retail	11		60,000 sf	tbd	4	2014
Wailea MF-7	Wailea, Maui	Resort residential multi-family	13		75 units	tbd	9	2015

Total			575.1	(1)
Joint ventures
Ka Milo	Kona, Hawaii	Resort residential	24		137 units	120	12	2015
Kukui'ula	Koloa, Kauai	Resort residential	951		up to 1,500 units on 640 saleable acres	830	252	2030	(3)
Kai Malu at Wailea	Wailea, Maui	Resort residential	2		150 units	124	12	2008
FUTURE DEVELOPMENT
Wholly owned
Aina 'O Kane	Kahului, Maui	Primary res./commercial	4		103 units
Haliimaile	Haliimaile, Maui	Primary residential lots	55	(2)	170 lots
Kahului Town Center	Kahului, Maui	Primary res./commercial	19	(3)	440 units, 225,000 s.f.
Wailea SF-8	Kihei, Maui	Primary residential	13		90 units
Wailea MF-6	Wailea, Maui	Resort residential lots	23		60 lots
Wailea MF-10	Wailea, Maui	Resort residential/commercial	13.7		9 lots, 36 units, 64,000 s.f.
Wailea MF-16	Wailea, Maui	Resort residential lots	7		20 lots
Wailea, other	Wailea, Maui	Various	72		400 - 600 units

Total			206.7	(2)(3)

				Planned units, saleable acres or gross leasable square feet	(Dollars in millions)
							Construction timing Estimated substantial completion
Project	Location	Product type	Acres at 12/31/11		Estimated project cost(1)	A&B investment through 2011
Joint ventures
Bakersfield	Bakersfield, CA	Retail	57	575,000 s.f.	tbd	tbd	tbd
Palmdale Center	Palmdale, CA	Office/Industrial	18	315,000 s.f.	tbd	tbd	tbd
Santa Barbara Ranch	Santa Barbara, CA	Primary residential lots	22	tbd	tbd	tbd	tbd

Project	Location	Product type	Acres at 12/31/11		Planned units, saleable acres or gross leasable square feet
ENTITLEMENT
Eleele Community	Eleele Community, Kauai	Primary residential	840	(4)	tbd
Kihei Residential	Kihei, Maui	Primary residential	95		up to 600 units
Waiale	Kahului, Maui	Primary residential	765		up to 2,550 units
JOINT VENTURE DEVELOPMENTS HELD FOR LEASE
Crossroads Plaza	Valencia, CA	Office/Retail	7		56,000 s.f.
The Shops at Kukui'ula	Poipu, Kauai	Retail	10		78,900 s.f.

(1)
Brydeswood acreage is included in agricultural, pasture and miscellaneous landholdings.

(2)
Ten of the 55 acres are designated for parks and open space. In addition to the 55 acres, another eight acres are designated for drainage and a waste water treatment plant, and are included in the "Agricultural, pasture and miscellaneous" classification.

(3)
Kahului Town Center acreage is included in Hawaii-commercial improved properties fully entitled landholdings.

(4)
Forty-four acres of the Eleele Community Project are entitled, however, those acres will not be developed until the additional 796 acres are entitled.

        New A&B is pursuing a number of residential projects in Hawaii, including:

  Maui:

        (a)    Maui Business Park II.    In 2008, New A&B received final zoning approval for 179 acres in Kahului, Maui, representing the second phase of its Maui Business Park project, from agriculture to light industrial. The zoning change approval is subject to various conditions, such as providing land for affordable housing and a wastewater treatment plant. In 2009, the County granted preliminary approval of several subdivision applications within the project, preliminary design of project infrastructure was completed, and construction drawings for a water system were submitted for approvals. In 2010, New A&B continued to process permits and construction drawings for subdivision improvements through various state and county agencies, and commenced demolition of existing structures to prepare for construction of subdivision improvements. In 2011, the project's offsite private water system was completed, including two potable-quality wells, storage and transmission systems. Construction of subdivision improvements for the first phase of the project was delayed due to permit issues. Limited construction of subdivision improvements commenced in December 2011.

        (b)    Wailea.    In October 2003, New A&B acquired 270 acres of fully-zoned, undeveloped residential and commercial land at the Wailea Resort on Maui, planned for up to 1,200 homes, for $67.1 million. New A&B was the original developer of the Wailea Resort, beginning in the 1970s and continuing until New A&B sold the resort to the Shinwa Golf Group in 1989.

        New A&B has since sold 29 single-family homesites at Wailea's Golf Vistas subdivision and six bulk parcels: MF-4 (10.5 acres); MF-15 (9.4 acres); MF-5 (8.4 acres); MF-9 (30.2 acres); a three-acre business parcel within the 10.4-acre MF-11 parcel; and a 4.6-acre portion of the 15.6-acre B I & II parcel. The 25-acre MF-8 parcel was developed in a joint venture with Armstrong Builders into 150 duplex units, with 12 units available for sale. Due to limited demand for vacant lots, New A&B is evaluating development scenarios for its 12 single-family ocean-view lots at the 7.4-acre MF-11 parcel and nine half-acre estate ocean-view lots at the 6.7-acre MF-19 parcel. New A&B continues to evaluate development scenarios for the remaining 153 acres, including MF-7 (13 acres), MF-10 (13.7 acres) and B-1 (11.0 acres).

        (c)    Haliimaile Subdivision.    New A&B's application to rezone 63 acres and amend the community plan for the development of a 150- to 200-lot residential subdivision in Haliimaile (Upcountry, Maui) was approved by the Maui County Council in September 2005. In 2006, onsite infrastructure design work was submitted to County agencies, but design approval has been deferred until an acceptable water source can be confirmed.

        (d)    Aina 'O Kane.    Aina 'O Kane is planned to consist of 103 residential condominium units in five four-story buildings, with 20,000 square-feet of ground-floor commercial space, in Kahului. In 2010, New A&B installed the project's water meters and, in July 2011, a two-year extension of the Special Management Area permit was secured. The project is positioned for development when market conditions improve.

        (e)    Kahului Town Center.    The redevelopment plan for the 19-acre Kahului Shopping Center block reflects the creation of a traditional "town center," consisting of approximately 440 residential condominium units and 240,000 square feet of retail/office space. This project is on hold until market conditions improve.

  Kauai:

        (f)    Kukui'ula.    In April 2002, New A&B entered into a joint venture with DMB Communities II ("DMBC"), an affiliate of DMB Associates, Inc., an Arizona-based developer of master-planned communities, for the development of Kukui'ula, a 1,000-acre master planned resort residential community located in Poipu, Kauai, planned for up to 1,500 resort residential units. In 2004, New A&B exercised its option to contribute to the joint venture up to 40 percent of the project's future capital requirements. In May 2009, New A&B entered into an amended agreement with DMBC to increase New A&B's ownership participation in Kukui'ula in exchange for more favorable participation rights to future cash and profit distributions, while limiting DMBC's future contributions to $35 million. In 2011, all resort core amenities were completed and opened for business, including the 18-hole golf course, the community's clubhouse, pool and spa facilities. The project's 78,900-square-foot commercial center, The Shops at Kukui'ula, is 75 percent leased. A total of 81 residential lot sales had closed as of December 31, 2011, and a 4.2-acre commercial parcel was sold in 2011. Several developer agreements are under negotiation on various bulk parcels with one agreement executed in 2011. Under the agreement, the joint venture receives a payment for each lot when construction of the home is completed and sold by the contractor. At a 5.4-acre developer parcel, planned for 15 homes, construction was completed on a "lodge" model unit and two lodge units have been sold, with construction expected to be completed in 2012. The capital contributed by New A&B to the joint venture included approximately $222 million of cash contributions as of December 31, 2011, and $30 million representing the value of land initially contributed. DMBC has contributed $188 million, which includes the amended $35 million mentioned above.

        (g)    Brydeswood.    Brydeswood is a 24-large estate lot subdivision located on 352-acres in Kalaheo, Kauai. Final subdivision approval for the project was received in 2011 and pre-development activities are continuing. A potable test well was completed with acceptable water quality and sufficient quantity, and water system design work is proceeding.

  Oahu:

        (h)    Waihonua at Kewalo.    In 2010, New A&B acquired a fully-entitled high-rise condominium development site in the Kakaako district of Honolulu on Oahu. During 2011, construction plans were prepared and processed for approvals for the 341-unit high-rise development. Condominium documents were approved in November and sales and marketing commenced in December, with favorable initial results. Subject to meeting satisfactory pre-sale requirements, construction is projected to commence in 2012.

        (i)    Gateway at Mililani Mauka Shopping Center.    In December 2011, New A&B acquired a 4.3-acre development parcel within the 7.4-acre Gateway at Mililani Mauka Shopping Center on Oahu, including an existing, fully-leased 5,900 square-foot multi-tenant retail building and four fully-infrastructured building pads. Gateway is currently improved with a McDonald's, a Tesoro gas station and mini-mart, and a new Longs/CVS Drugstore (under construction). New A&B plans to develop an additional 28,400 square feet of retail space on the development parcel.

        (j)    Waiawa.    In August 2006, New A&B entered into a joint venture agreement with an affiliate of Gentry Investment Properties ("Gentry") for the development of a 1,000-acre master-planned primary residential community (530 residential-zoned acres) in Central Oahu. The master development agreement between Kamehameha Schools ("KS") and Gentry was terminated and, in 2011, KS, Gentry and A&B agreed upon settlement terms and are no longer pursuing development of the project, which resulted in a $6.4 million reduction in the carrying value of New A&B's investment.

        (k)    Keola La'i.    In 2008, New A&B completed construction of a 42-story condominium project near downtown Honolulu, consisting of 352 residential units, averaging 970 square feet, and four commercial units, with the majority of the residential units and two commercial units closed in 2008. Six residential units and the remaining commercial unit closed in 2011. As of December 31, 2011, three residential units were available for sale.

  Big Island of Hawaii:

        (l)    Ka Milo at Mauna Lani.    In April 2004, New A&B entered into a joint venture with Brookfield Homes Hawaii Inc. to acquire and develop a 30.5-acre residential parcel in the Mauna Lani Resort on the island of Hawaii, planned for 137 single-family units and duplex townhomes. A total of 27 units were constructed in 2007 and 2008, with all 27 units sold following the last three closings in 2011. A newly-constructed unit also closed in 2011. The venture is proceeding with its revised development plan, focusing on more single-family units, on the remaining 24 acres.

  Mainland:

        During 2011, New A&B explored the sale of certain Mainland joint venture investments, resulting in the sale of its Bridgeport Marketplace investment. New A&B regularly evaluates its development activities and strategies, including joint venture development plans with its partners, for project feasibility.

        (m)    Bakersfield.    In November 2006, New A&B entered into a joint venture with Intertex P&G Retail, LLC, for the planned development of a 575,000-square-foot retail center on a 57.3-acre commercial parcel in Bakersfield, California. The parcel was acquired in November 2006. Although development plans remain on hold due to current economic conditions, the venture continues negotiations with a national anchor tenant and is evaluating development options.

        (n)    Bridgeport Marketplace.    In July 2005, New A&B entered into a joint venture with Intertex Bridgeport Marketplace, LLC for the development of a retail center in Valencia, California. Construction of the center was completed in 2009, and New A&B sold its interest in the venture in March 2011 for a gain of $3.7 million.

        (o)    Crossroads Plaza.    In June 2004, New A&B entered into a joint venture with Intertex Hasley, LLC, for the development of a 56,000-square-foot mixed-use neighborhood retail center on 6.5 acres in Valencia, California. The property was acquired in August 2004. The sale of a pad site building closed in 2007, and construction of the center was completed in 2008. As of December 31, 2011, the center was 91 percent leased.

        (p)    Palmdale Trade & Commerce Center.    In December 2007, New A&B entered into a joint venture with Intertex Palmdale Trade & Commerce Center LLC, for the planned development of a 315,000-square-foot mixed-use commercial office and light industrial condominium complex on 18.2 acres in Palmdale, California, located 60 miles northeast of Los Angeles and 25 miles northeast of Valencia. The parcel was contributed to the venture in 2008. The venture is negotiating with a potential tenant for a 300,000 square-foot build-to-suit facility.

        (q)    Santa Barbara Ranch.    In November 2007, New A&B entered into a joint venture with Vintage Communities, LLC, a residential developer headquartered in Newport Beach, California, for the planned development of an exclusive large-lot subdivision, located 12 miles north of the City of Santa Barbara. In 2008, due to worsening economic conditions, New A&B suspended further investment in the project and recognized a $3.0 million impairment. In 2010, based on market conditions, New A&B took an additional impairment loss of approximately $1.9 million. New A&B continues to market for sale the venture's assets that served as collateral for the repayment of New A&B's investment, including a 14-acre oceanfront parcel and an adjacent eight-acre parcel.

B.    Real Estate Leasing

        The Company's commercial portfolio's gross leasable area (GLA) summarized by geographic location and property type as of December 31, 2011 is as follows:

(square feet, in millions)	Hawaii(1)	Mainland(2)	Total
Industrial	0.5	4.5	5.0
Office	0.2	1.3	1.5
Retail	0.7	0.7	1.4

Total	1.4	6.5	7.9

(1)
The number of commercial properties located in Hawaii by island are as follows: Oahu (8), Maui (8), Kauai (4), and Big Island of Hawaii (1).

(2)
The number of commercial properties located on the Mainland are as follows: California (7), Texas (5), Colorado (3), Utah (3), Arizona (2), Washington (2), Nevada (1), and Georgia (1).

  (1)    Hawaii Commercial Properties

        New A&B's Hawaii commercial properties portfolio consists of retail, office and industrial properties, comprising approximately 1.4 million square feet of leasable space as of December 31, 2011. Most of the commercial properties are located on Maui and Oahu, with smaller holdings in the area of Port Allen, on Kauai, and Kona, on the island of Hawaii. The average occupancy for the Hawaii portfolio was 91 percent in 2011, versus 92 percent in 2010. Lower occupancy was primarily due to occupancy at the 238,300 square-foot Komohana Industrial Park on Oahu. In 2011, New A&B sold the

61,500-square-foot Wakea Business Center II on Maui, the 28,100-square-foot Apex Building on Maui and two leased fee parcels. In December 2011, New A&B acquired a 4.3-acre parcel on Oahu within the Gateway at Mililani Mauka shopping center, including a fully-leased 5,900 square-foot retail building, planned for development of an additional 28,400 square feet of retail space.

Property	Location	Type	Leasable Area (sq. ft.)
Komohana Industrial Park	Kapolei, Oahu	Industrial	238,300
Maui Mall	Kahului, Maui	Retail	185,700
Waipio Industrial	Waipahu, Oahu	Industrial	158,400
Kaneohe Bay Shopping Center	Kaneohe, Oahu	Retail	123,900
Waipio Shopping Center	Waipahu, Oahu	Retail	113,800
P&L Building	Kahului, Maui	Industrial	104,100
Lanihau Marketplace	Kailua-Kona, Hawaii	Retail	88,300
Port Allen (4 buildings)	Port Allen, Kauai	Industrial/Retail	87,400
Kunia Shopping Center	Waipahu, Oahu	Retail	60,400
Kahului Office Building	Kahului, Maui	Office	58,300
Lahaina Square	Lahaina, Maui	Retail	50,200
Kahului Shopping Center	Kahului, Maui	Retail	43,200
Kahului Office Center	Kahului, Maui	Office	32,900
Stangenwald Building	Honolulu, Oahu	Office	27,100
Judd Building	Honolulu, Oahu	Office	20,200
Maui Clinic Building	Kahului, Maui	Office	16,600
Lono Center	Kahului, Maui	Office	13,400
Gateway at Mililani Mauka	Mililani, Oahu	Retail	5,900

  (2)    Mainland Commercial Properties

        On the Mainland, New A&B owns a portfolio of commercial properties, acquired primarily by way of tax-deferred exchanges under Internal Revenue Code Section 1031. New A&B's Mainland commercial properties portfolio consists of retail, office and industrial properties, comprising approximately 6.5 million square feet of leasable space as of December 31, 2011. New A&B's mainland commercial properties' occupancy rate of 92 percent improved from 85 percent in 2010. Although there is some improvement in the leasing environment in certain mainland markets, rents in most markets, while showing improvement over 2010, remain below 2007 levels.

        In 2011, New A&B completed the sale of the 139,500-square-foot Arbor Park Shopping Center in San Antonio, Texas. Also in 2011, New A&B completed the acquisitions of the 84,000-square-foot Union Bank facility in Everett, Washington, and the 146,900-square-foot Issaquah Office Center in Issaquah, Washington.

        New A&B's mainland commercial properties owned as of year-end 2011 were as follows:

Property	Location	Type	Leasable Area (sq. ft.)
Heritage Business Park	Dallas, TX	Industrial	1,316,400
Savannah Logistics Park	Savannah, GA	Industrial	1,035,700
Midstate Hayes	Visalia, CA	Industrial	789,100
Sparks Business Center	Sparks, NV	Industrial	396,100
Republic Distribution Center	Pasadena, TX	Industrial	312,500
Activity Distribution Center	San Diego, CA	Industrial	252,300
Centennial Plaza	Salt Lake City, UT	Industrial	244,000
Meadows Shopping Center	Boulder, CO	Retail	216,400
1800 and 1820 Preston Park	Plano, TX	Office	198,800
Ninigret Office Park X and XI	Salt Lake City, UT	Office	185,500
San Pedro Plaza	San Antonio, TX	Office/Retail	171,900
Rancho Temecula Town Center	Temecula, CA	Retail	165,500
Prospect Park	Sacramento, CA	Office	162,900
Issaquah Office Center	Issaquah, WA	Office	146,900
Little Cottonwood Center	Sandy, UT	Retail	141,600
Concorde Commerce Center	Phoenix, AZ	Office	140,700
Deer Valley Financial Center	Phoenix, AZ	Office	126,600
Northpoint Portfolio	Fullerton, CA	Industrial	119,400
Broadlands Marketplace	Broomfield, CO	Retail	103,900
Union Bank	Everett, WA	Office	84,000
Gateway Oaks	Sacramento, CA	Office	58,700
Wilshire Shopping Center	Greeley, CO	Retail	46,500
Royal MacArthur Center	Dallas, TX	Retail	44,100
Firestone Boulevard Building	La Mirada, CA	Office	28,100

        The Company's schedule of lease expirations for its commercial portfolio is as follows:

Year of expiration	Number of leases	Sq. ft. of expiring leases	Percentage of total leased GLA(1)	Annual gross rent expiring(2) ($ in millions)	Percentage of total annual gross rent(2)
2012	118	577,581	8.0	8.2	11.1
2013	114	2,119,098	29.3	16.4	22.2
2014	102	525,533	7.2	6.9	9.3
2015	101	1,140,483	15.7	11.4	15.4
2016	71	1,075,492	14.9	11.3	15.3
2017	30	570,821	7.9	6.1	8.3
2018	9	114,829	1.6	1.2	1.6
2019	6	59,325	0.8	1.3	1.7
2020	13	187,923	2.6	2.8	3.8
2021	5	143,151	2.0	1.1	1.5
2022	5	84,122	1.2	1.5	2.0
Thereafter	21	637,089	8.8	5.8	7.8

Total	595	7,235,447	100.0	74.0	99.9

(1)
Gross leasable area

(2)
Annual gross rent means the annualized base rent amounts of expiring leases and includes improved properties only.

C.    Agribusiness

  (1)    Production

        New A&B has been engaged in the production of cane sugar in Hawaii since 1870. New A&B's current agribusiness and related operations consist of: (1) a sugar plantation on the island of Maui, operated by its Hawaiian Commercial & Sugar Company ("HC&S") division, (2) renewable energy operations on the island of Kauai, operated by its McBryde Resources, Inc. subsidiary, (3) its Kahului Trucking & Storage, Inc. ("KT&S") and Kauai Commercial Company, Incorporated ("KCC") subsidiaries, which provide several types of trucking services, including sugar and molasses hauling on Maui, mobile equipment maintenance and repair services on Maui, Kauai, and the Big Island, and self-service storage facilities on Maui and Kauai, and (4) Hawaiian Sugar & Transportation Cooperative ("HS&TC"), a single member agricultural cooperative that provides raw sugar marketing and transportation services solely to HC&S. HS&TC owns the MV Moku Pahu, a Jones Act qualified integrated tug barge bulk dry carrier, which is used to transport raw sugar from Hawaii to the U.S. West Coast and coal from the U.S. West Coast to Hawaii.

        HC&S is Hawaii's only producer of raw sugar, producing approximately 182,800 tons of raw sugar in 2011 (compared with 171,800 tons in 2010). The primary reasons for the increase in production were improved yields on the plantation due to better agronomic practices, a higher average age of the crop at harvest, and increased delivery of irrigation water. HC&S harvested 15,063 acres of sugar cane in 2011 (compared with 15,488 in 2010). Yields averaged 12.1 tons of sugar per acre in 2011 (compared to 11.1 in 2010). As a by-product of sugar production, HC&S also produced approximately 53,100 tons of molasses in 2011 (compared to 52,800 in 2010).

        In 2011, approximately 18,700 tons of sugar (compared to 16,300 tons in 2010) were processed by HC&S into specialty food-grade sugars under HC&S's Maui Brand® trademark or repackaged by distributors under their own labels. This increase in production was due to longer, steady production runs throughout the harvesting season, enhanced operation of the specialty brand sugar production line, and more efficient labor operations.

        In March 2011, New A&B executed an agreement to lease land and sell coffee inventory and certain assets used in a coffee business it previously operated to Massimo Zanetti Beverage USA, Inc., including intangible assets. New A&B has retained fee simple ownership of the land, buildings, power generation, and power distribution assets, but no longer operates the coffee plantation.

        HC&S and McBryde, a subsidiary of New A&B, produce electricity for internal use and for sale to the local electric utility companies. HC&S's power is produced by burning bagasse (the residual fiber of the sugar cane plant), by hydroelectric power generation and, when necessary, by burning fossil fuels. McBryde produces power solely by hydroelectric generation. The price for the power sold by HC&S and McBryde is equal to the utility companies' "avoided cost" of not producing such power themselves. In addition, HC&S receives a capacity payment to provide a guaranteed power generation capacity to the local utility. See "Energy" below for power production and sales data.

  (2)    Marketing of Sugar

        Approximately 90 percent of the bulk raw sugar produced by HC&S in 2011 was purchased by C&H Sugar Company, Inc. ("C&H"). C&H processes the raw cane sugar at its refinery at Crockett, California and markets the refined products primarily in the western and central United States.

        The remaining 10 percent of the raw sugar was used by HC&S to produce specialty food-grade sugars, which are sold by HC&S to food and beverage producers and to retail stores under its Maui Brand® label, and to distributors that repackage the sugars under their own labels. HC&S's largest food-grade sugar customers are Cumberland Packing Corp. and Sugar Foods Corporation, which repackage HC&S's turbinado sugar for their "Sugar in the Raw" product line.

        Hawaiian Sugar & Transportation Cooperative ("HS&TC"), a sugar grower cooperative in Hawaii (of which HC&S currently is the only member), has a supply contract with C&H ending in December 2012. Pursuant to the supply contract, the cooperative sells raw sugar to C&H at a price equal to the New York No. 16 Contract settlement price, less a volume-based discount.

  (3)    Sugar Competition and Legislation

        Hawaii has traditionally produced more sugar per acre than most other major producing areas of the world, but that advantage is offset by Hawaii's high labor costs and the distance to the Mainland market. Hawaiian refined sugar is marketed primarily west of Chicago, Illinois. This is also the largest beet sugar growing and processing area and, as a result, the only market area in the United States that produces more sugar than it consumes. Sugar from sugar beets is the greatest source of competition in the refined sugar market for the Hawaiian sugar industry.

        The U.S. Congress historically has sought, through legislation, to assure a reliable domestic supply of sugar at stable and reasonable prices. The current legislation is the Food Conservation and Energy Act of 2008, which expires on December 31, 2012 ("2008 Farm Bill"). The two main elements of U.S. sugar policy are the tariff-rate quota ("TRQ") import system and the price support loan program. The TRQ system limits imports from countries other than Canada and Mexico by allowing only a quota amount to enter the U.S. after payment of a relatively low tariff. A higher, over-quota tariff is imposed for imported quantities above the quota amount. Also, a new but limited sucrose ethanol program was added in 2008, which allows sugar to be diverted into ethanol production when the market is deemed to be oversupplied.

        The 2008 Farm Bill reauthorized the sugar price support loan program, which supports the U.S. price of sugar by providing for commodity-secured loans to producers. A loan rate (support price) of 18.50 cents per pound ("¢/lb") for raw cane sugar was in effect for the 2010 and 2011 crops. The loan rate increases to 18.75 ¢/lb for the 2012 and 2013 crops (the last year of the bill). The U.S. rates are adjusted by region to reflect the cost of transportation. The 2010 adjusted crop loan rate in Hawaii is 16.52 ¢/lb. New A&B does not currently participate in the sugar price support loan program.

        In 2005, the U.S. approved a trade pact with Central America and the Dominican Republic, known as the Central America-Dominican Republic-United States Free Trade Agreement. In 2006, the first year of the agreement, additional sugar market access for participating countries amounted to about 1.2 percent of current U.S. sugar consumption (107,000 metric tons), which will grow to about 1.7 percent (151,000 metric tons) in its fifteenth year.

        Implementation of the North American Free Trade Agreement (NAFTA) began in 1994. This agreement removed most barriers to trade and investment among the U.S., Canada and Mexico. Under NAFTA, all non-tariff barriers to agricultural trade between the U.S. and Mexico were eliminated. In addition, many tariffs were eliminated immediately or phased out. Starting in 2008, Mexico was permitted to ship an unlimited quantity of sugar duty-free to the U.S. each year.

        U.S. raw sugar prices remained relatively stable and flat for over thirty years. The full implementation of NAFTA in 2008, which unified the U.S. and Mexican sugar markets, increased price volatility. In 2009, a tight NAFTA supply/demand outlook and a soaring world raw sugar market combined to push U.S. raw sugar prices to 29-year highs. Prices have remained at high levels for most of 2011. A chronological chart of the average U.S. domestic raw sugar prices, based on the average daily New York No. 16 Contract settlement price for domestic raw sugar, is shown below (not adjusted for inflation):

U.S. Raw Sugar Prices
(New York No. 16 Contract)

  (4)    Land Designations and Water

        The HC&S sugar plantation, the only remaining sugar plantation in Hawaii, consists of 43,300 acres, with approximately 36,000 acres under active sugar cane cultivation.

        On Kauai, approximately 3,000 acres are cultivated in coffee by Massimo Zanetti Beverage USA, Inc., which leases the land from New A&B. Additional acreage is cultivated in seed corn and used for pasture purposes.

        The Hawaii Legislature, in 2005, passed Important Agricultural Lands ("IAL") legislation to fulfill the state constitutional mandate to protect agricultural lands, promote diversified agriculture, increase the state's agricultural self-sufficiency, and assure the availability of agriculturally suitable lands. In 2008, the Legislature passed a package of incentives, which is necessary to trigger the IAL system of land designation. In 2009, New A&B received approval from the State Land Use Commission for the designation of over 27,000 acres on Maui and over 3,700 acres on Kauai as IAL. These designations were the result of voluntary petitions filed by New A&B.

        It is crucial for HC&S to have access to reliable sources of water supply and efficient irrigation systems. HC&S conserves water by using "drip" irrigation systems that distribute water to the roots through small holes in plastic tubes. All but a small area of the cultivated cane land farmed by HC&S is drip irrigated.

        New A&B owns 16,000 acres of watershed lands in East Maui, which supply a portion of the irrigation water used by HC&S. New A&B also held four water licenses to another 30,000 acres owned by the State of Hawaii in East Maui, which over the last ten years have supplied approximately 58 percent of the irrigation water used by HC&S. The last of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. In 2001, a request was made to the State Board of Land and Natural Resources (the "BLNR") to replace these revocable permits with a long-term water lease. Pending the conclusion by the BLNR of this contested case hearing on the request for the long-term lease, the BLNR has renewed the existing permits on a holdover basis. New A&B also holds rights to an irrigation system in West Maui, which provided approximately 14 percent of the irrigation water used by HC&S over the last ten years. For information regarding legal proceedings involving New A&B's irrigation systems, see "—Other Information—Legal Proceedings" beginning on page 97.

Other Information

Employees and Labor Relations

        As of December 31, 2011, New A&B and its subsidiaries had 961 regular full-time employees. The agribusiness segment employed 848 regular full-time employees, the real estate segment employed 42 regular full-time employees, and the remaining employees were employed in administration. Approximately 73 percent were covered by collective bargaining agreements with unions.

        Bargaining unit employees of HC&S are covered by two collective bargaining agreements with the ILWU. The agreements with the HC&S production unit employees and clerical and technical employees bargaining units cover approximately 640 workers and expire on January 31, 2014. The bargaining unit employees at KT&S also are covered by two collective bargaining agreements with the ILWU. The bulk sugar employees' agreement expires on June 30, 2014 and the agreement with all other employees expires on March 31, 2012, with renegotiations expected to begin in March 2012. There are two collective bargaining agreements with KCC employees represented by the ILWU. These agreements expire on April 30, 2012, with renegotiations expected to begin in April 2012.

Energy

        As has been the practice with sugar plantations throughout Hawaii, HC&S uses bagasse, the residual fiber of the sugar cane plant, as a fuel to generate steam for the production of most of the electrical power for sugar milling and irrigation pumping operations. In addition to bagasse, HC&S uses coal, diesel, fuel oil, and recycled motor oil to generate power during factory shutdown periods when bagasse is not being produced or during periods when bagasse is not produced in sufficient quantities. HC&S also generates a limited amount of hydroelectric power. To the extent it is not used in New A&B's factory and farming operations, HC&S sells electricity. In 2011, HC&S produced and sold, respectively, approximately 191,300 megawatt hours (MWH) and 64,900 MWH of electric power (compared with 190,400 MWH produced and 68,300 MWH sold in 2010). The decrease in power sold was due to increased power used for irrigation pumps to improve soil moisture levels and yields. Hydroelectric generation was depressed during the year due to extended drought conditions on Maui. HC&S's use of oil in 2011 of 9,700 barrels was 42 percent less than the 16,700 barrels used in 2010. The decrease was primarily due to higher bagasse production used in power generation as a result of improved yields on the farm. Coal used for power generation was 58,600 short tons, about 2,600 tons less than that used in 2010. Less coal was required because of the higher bagasse production from the fields.

        In 2011, McBryde produced approximately 29,800 MWH of hydroelectric power (compared with approximately 29,500 MWH in 2010). To the extent it is not used in New A&B-related operations, McBryde sells electricity to Kauai Island Utility Cooperative ("KIUC"). Power sales in 2011 amounted to approximately 22,100 MWH (compared with 19,000 MWH in 2010). In mid-2011, McBryde entered into an agreement to sell power generated by an as-yet to be constructed 6 MWH photovoltaic solar power generation facility to KIUC, upon completion of which approximately 10,000 MWH of solar power per annum are expected to be sold. The solar facility is expected to be placed in service in late 2012, pending regulatory approval of the agreement between the parties.

Legal Proceedings

        On May 24, 2001, petitions were filed by a third party, requesting that the Commission on Water Resource Management of the State of Hawaii ("Water Commission") amend established interim instream flow standards ("IIFS") in 27 East Maui streams that feed New A&B's irrigation system. On September 25, 2008, the Water Commission took action on eight of the petitions, resulting in some quantity of water being returned to the streams rather than being utilized for irrigation purposes. In May 2010, the Water Commission took action on the remaining 19 petitions resulting in additional water being returned to the streams. A petition requesting a contested case hearing to challenge the Water Commission's decisions was filed with the Water Commission by the opposing third party. On October 18, 2010, the Water Commission denied the petitioner's request for a contested case hearing. On November 17, 2010, the petitioner filed an appeal of the Water Commission's denial to the Hawaii Intermediate Court of Appeals. On August 31, 2011, the Intermediate Court of Appeals dismissed the petitioner's appeal. On November 29, 2011, the petitioner appealed the Intermediate Court of Appeals' dismissal to the Hawaii Supreme Court. On January 11, 2012, the Hawaii Supreme Court vacated the Intermediate Court of Appeals' dismissal of the petitioner's appeal and remanded the appeal back to the Intermediate Court of Appeals.

        On June 25, 2004, two organizations filed with the Water Commission a petition to amend established IIFS for four streams in West Maui to increase the amount of water to be returned to these streams. The West Maui irrigation system provided approximately 14 percent of the irrigation water used by HC&S over the last ten years. The Water Commission issued a decision in June 2010, which required the return of water in two of the four streams. In July 2010, the two organizations appealed the Water Commission's decision to the Hawaii Intermediate Court of Appeals. On June 23, 2011, the case was transferred to the Hawaii Supreme Court.

        The loss of East Maui and West Maui water as a result of the Water Commission's decisions will impose challenges to New A&B's sugar growing operations. While the resulting water loss does not immediately threaten near-term sugar production, it will result in a future suppression of sugar yields and will have an impact on New A&B that will only be quantifiable over time. Accordingly, New A&B is unable to predict, at this time, the outcome or financial impact of the water proceedings.

        In June 2011, the Equal Employment Opportunity Commission ("EEOC") served McBryde Resources, Inc., formerly known as Kauai Coffee Company, Inc. ("McBryde Resources") with a lawsuit, which alleged that McBryde Resources and five other farms were complicit in illegal acts by Global Horizons Inc., a company that had hired Thai workers for the farms. The lawsuit was filed in the U.S. District Court for the District of Hawaii. In July 2011, the EEOC amended the lawsuit to name A&B Predecessor as a defendant. At a hearing on October 26, 2011, the judge dismissed the lawsuit, without prejudice. The EEOC filed a second amended complaint on December 16, 2011. In response, McBryde Resources and A&B Predecessor filed a motion to dismiss the second amended complaint. McBryde Resources and New A&B will vigorously defend themselves in this matter. New A&B is unable to predict, at this time, the outcome or financial impact, if any, of the lawsuit.

        New A&B and its subsidiaries are parties to, or may be contingently liable in connection with, other legal actions arising in the normal conduct of their businesses, the outcomes of which, in the opinion of management after consultation with counsel, would not have a material adverse effect on New A&B's results of operations or financial position.

Jones Act

        Under applicable U.S. maritime and vessel documentation laws, commonly referred to as the Jones Act, only those vessels that are owned and managed by U.S. citizens (as determined by such laws), manned by predominantly U.S. crews and built in and registered under the laws of the United States are allowed to engage in the transportation of merchandise and passengers for hire in U.S. territorial waters (the "Coastwise Trade"). The Jones Act is a long-standing U.S. maritime policy that serves to foster a strong homeland defense. Cabotage laws, which restrict the right to ship cargo between domestic ports to only domestic vessels, are not unique to the U.S. and exist in more than 50 countries around the world.

        For the purposes of the Jones Act, a corporation is a U.S. citizen only if:

  •
  the corporation is organized under the laws of the United States or any state thereof;

  •
  the chairman of the board of directors and the chief executive officer, by whatever title, of the corporation are U.S. citizens;

  •
  directors representing no more than a minority of the number of directors of the corporation that is necessary to constitute a quorum of the board for the transaction of business are non-U.S. citizens; and

  •
  at least a majority or, in the case of an endorsement for operating a vessel in Coastwise Trade, 75% of the interest in the corporation is owned by, voted by or controlled by U.S. citizens free from any trust or fiduciary obligations in favor of, or any contract or understanding under which voting power or control may be exercised directly or indirectly on behalf of, non-U.S. citizens.

        New A&B owns a bulk sugar transportation vessel, the MV Moku Pahu, that is engaged in the Coastwise Trade and therefore, New A&B is subject to the restrictions of the Jones Act. Shares of New A&B common stock to be issued to Holdings shareholders in the distribution will be subject to certain transfer and ownership restrictions, referred to as the Maritime Restrictions (as described in "Description of Capital Stock—Jones Act-Related Provisions" beginning on page 145), designed to prevent certain situations from occurring that could jeopardize our eligibility as a U.S. citizen under the Jones Act and, therefore, our ability to engage in Coastwise Trade. The Maritime Restrictions, which are similar to the restrictions in the governing documents of other publicly traded companies engaged in the Coastwise Trade, including Holdings, include a 22% limit on the maximum percentage of shares that may be owned by non-U.S. citizens. Any purported transfer that would result in more than 22% of the outstanding shares being owned by non-U.S. citizens will be void and ineffective. Also, such non-U.S. citizens will not be entitled to any voting, dividend or distribution rights with respect to such shares in excess of the maximum percentage and may be required to disgorge any profits, dividends or distributions received with respect to such excess shares. For a more detailed description, see "Description of Capital Stock—Jones Act-Related Provisions" beginning on page 145.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policies and Procedures

        New A&B expects that its Board of Directors will adopt a written policy under which the Audit Committee must pre-approve all related person transactions that are disclosable under SEC Regulation S-K, Item 404(a). Prior to entering into a transaction with New A&B, directors and executive officers (and their family members) and shareholders who beneficially own more than 5% of the Company's common stock will be required to make full disclosure of all facts and circumstances to the Law Department of the Company. The Law Department will then determine whether such transaction requires the approval of the Audit Committee. The Audit Committee will consider all of the relevant facts available, including (if applicable) but not limited to: the benefits to New A&B; the impact on a director's independence in the event the person in question is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The Audit Committee will approve only those related person transactions that are in, or are not inconsistent with, the best interests of New A&B and its shareholders.

        New A&B expects that the Audit Committee will establish written procedures to address situations when approvals need to be sought between meetings. Whenever possible, proposed related person transactions will be included as an agenda item at the next scheduled Audit Committee meeting for review and approval. However, if it appears that a proposed related person transaction will occur prior to the next scheduled Audit Committee meeting, approval will be sought from Audit Committee members between meetings. Approval by a majority of the Audit Committee members will be sufficient to approve the related person transaction. If a related person transaction is approved in this manner, the action will be reported at the next Audit Committee meeting.

Agreements with Holdings

        As part of the separation, New A&B has entered into a Separation and Distribution Agreement and several other agreements with Holdings. These agreements provide for the allocation between New A&B and Holdings of the assets, liabilities and obligations of Holdings and its subsidiaries, and will govern the relationship between New A&B and Holdings after the separation.

        In addition to the Separation and Distribution Agreement, the other principal agreements entered into with Holdings include:

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  a Tax Sharing Agreement;

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  a Transition Services Agreements; and

  •
  an Employee Matters Agreement.

        The summaries of these agreements set forth below are qualified in their entirety by reference to the full text of the applicable agreements, which will be included as exhibits to New A&B's registration statement on Form 10, of which this information statement is a part.

Separation and Distribution Agreement

        The Separation and Distribution Agreement contains the key provisions relating to the separation of New A&B's businesses from Holdings. It also contains other agreements that govern certain aspects of New A&B's relationship with Holdings that will continue after the completion of the separation. For purposes of the Separation and Distribution Agreement: (i) the "A&B Group" means New A&B, A&B LLC and each of A&B LLC's subsidiaries and (ii) the "Matson Group" means Holdings, ABHI-Crockett, Inc., Matson and each of Matson's subsidiaries.

        Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement allocates the assets and liabilities of Holdings and its subsidiaries between the A&B Group and the Matson Group and describes when and how any required transfers and assumptions of assets and liabilities will occur. The Separation and Distribution Agreement also governs the contribution of approximately $160 million from the Matson Group to the A&B Group. The $160 million is an estimate of an allocation of cash that is intended to result in an allocation of debt of approximately 60 percent to the Matson Group and 40 percent to the A&B Group.

        Termination of Intercompany Agreements.    Effective as of the distribution date, all agreements between any member of the Matson Group, on the one hand, and any member of the A&B Group, on the other hand, existing prior to the distribution (excluding the Separation and Distribution Agreement and each ancillary agreement) will be terminated, other than the ship management agreement for the MV Moku Pahu, a lease for a warehouse in Savannah, Georgia, an equipment maintenance agreement, and various agreements related to molasses carriage and storage.

        Settlement of Intercompany Accounts.    Any receivables, payables or loans between any member of the Matson Group, on the one hand, and any member of the A&B Group, on the other hand, existing prior to the distribution (excluding any receivables, payables or loans that arise pursuant to the Separation and Distribution Agreement or any ancillary agreement) will be satisfied and/or settled in cash or otherwise canceled.

        Replacement of A&B Guarantees.    The Separation and Distribution Agreement provides that the parties cooperate and use their reasonable best efforts to arrange, at Holdings' costs and expense, effective at or prior to the distribution, the replacement of all guarantees by any member of the Matson Group of any obligations of any member of the A&B Group with alternative arrangements that do not require credit support from any member of the Matson Group. New A&B will indemnify each member of the Matson Group from and against any losses incurred after the distribution with respect to any such guarantees that the parties are unable to replace prior to the distribution.

        Financings.    On June 4, 2012, (i) Matson entered into new senior unsecured term loans in an aggregate principal amount of approximately $170 million (the "New Matson Debt"), and arranged for a working capital revolving credit facility with available credit in an aggregate principal amount of approximately $375 million (the "New Matson Facility"), and (ii) New A&B entered into a committed revolving credit facility with available credit in an aggregate principal amount of approximately $260 million (the "New A&B Facility"). The issuance of the New Matson Debt and the arrangement of the New Matson Facility and the New A&B Facility are subject to completion of the separation and are together referred to as the "Financings."

        The Distribution.    The Separation and Distribution Agreement also governs the rights and obligations of the parties regarding the distribution. On the distribution date, Holdings will cause its agents to distribute, on a pro rata basis, all of the issued and outstanding shares of A&B common stock to Holdings shareholders who hold Holdings shares as of the record date.

        Conditions.    Additionally, the Separation and Distribution Agreement provides that the distribution is subject to several conditions that must be satisfied or waived by Holdings in its sole discretion. For further information regarding these conditions, see "The Separation—Conditions to the Separation" beginning on page 48. Even if all of the conditions have been satisfied, Holdings may, in its sole and absolute discretion, terminate and abandon the distribution and the related transactions at any time prior to the distribution date.

        No Representations or Warranties.    Except as expressly set forth in any ancillary agreement, neither Holdings nor New A&B will provide any representations or warranties in connection with the

Separation and Distribution Agreement and that all assets transferred will be transferred "as is, where is."

        Access to Information.    The Separation and Distribution Agreement provides that the parties will exchange certain information required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation, tax or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use reasonable best efforts to make available to each other directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved to the extent reasonably required.

        Releases, Allocation of Liabilities and Indemnification.    The Separation and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the separation, between or among any member of the Matson Group and any member of the A&B Group, except as expressly set forth in the Separation and Distribution Agreement.

        The Separation and Distribution Agreement provides that (i) New A&B will indemnify each member of the Matson Group and their affiliates and each of their respective current and former stockholders, directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the A&B businesses, (b) any breach by any member of the A&B Group of any provision of the Separation and Distribution Agreement or any ancillary agreement and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement of which this information statement is a part (other than information regarding any member of the Matson Group provided to New A&B by any member of the Matson Group for inclusion therein) and (ii) that Holdings will indemnify each member of the A&B Group and their affiliates and each of their respective current and former stockholders, directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the Matson businesses, (b) any breach by any member of the Matson Group of any provision of the Separation and Distribution Agreement or any ancillary agreement and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in the registration statement of which this information statement is a part (solely with respect to information regarding any member of the Matson Group provided to New A&B by any member of the Matson Group for inclusion therein).

        The Separation and Distribution Agreement also establishes procedures with respect to claims subject to indemnification and related matters.

        Indemnification with respect to taxes and employee benefits is governed by the Tax Sharing Agreement and the Employee Matters Agreement, respectively.

        Termination.    The Separation and Distribution Agreement provides that it may be terminated and the distribution and the separation may be abandoned at any time prior to the distribution date by Holdings, in its sole discretion.

        Expenses.    Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, each of Holdings and New A&B will pay for its own expense (and the expenses of the other members of its Group) in connection with the separation.

Tax Sharing Agreement

        In connection with the separation, New A&B and Holdings have entered into a Tax Sharing Agreement. The Tax Sharing Agreement with Holdings generally governs Holdings and New A&B's respective rights, responsibilities and obligations after the separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the separation, together with certain related transactions, to qualify as tax-free for U.S. federal income tax purposes within the meaning of Sections 355 and 368 of the Code (including as a result of Section 355(e) of the Code). Under the Tax Sharing Agreement, with certain exceptions, New A&B generally will be responsible for the payment of all income and non-income taxes to the extent such taxes relate to or are imposed upon the A&B businesses. With certain exceptions, Holdings generally will be responsible for the payment of all income and non-income taxes (including consolidated U.S. federal income taxes of the Holdings tax reporting group for which New A&B is severally liable) to the extent such taxes relate to or are imposed upon the Matson businesses, and Holdings agrees to indemnify us for these taxes.

        Notwithstanding the foregoing, under the Tax Sharing Agreement, New A&B also generally will be responsible for any taxes imposed on Holdings that arise from the failure of the separation, together with certain related transactions, to qualify as tax-free for U.S. federal income tax purposes within the meaning of Sections 355 and 368 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to New A&B's stock, assets or business, or a breach of the relevant representations or covenants made by New A&B and Holdings in the Tax Sharing Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided to counsel in connection with the Tax Opinion. In addition, each of New A&B and Holdings generally will be responsible for a portion of any taxes that arise from the failure of the separation, together with certain related transactions, to qualify as tax-free for U.S. federal income tax purposes within the meaning of Sections 355 and 368 of the Code, if such failure is for any reason for which neither New A&B nor Holdings is responsible. The Tax Sharing Agreement also imposes restrictions on the respective abilities of New A&B and Holdings to engage in certain actions following New A&B's separation from Holdings and sets forth the respective obligations among New A&B and Holdings with respect to the filing of tax returns, the administration of tax contests, assistance, cooperation and other matters.

Transition Services Agreement

        Pursuant to the Transition Services Agreement, we and Holdings have agreed to continue to provide to one another various services on an interim, transitional basis, for a period of up to 24 months.

        Transition Services.    The services we will provide Holdings include human resources and government and community relations. The services Holdings will provide us will include tax and risk management services.

        Standard of Performance.    New A&B and Holdings will perform the transition services in a manner generally consistent with the manner in which such services were provided prior to the distribution date.

        Fees.    In consideration for such services, we and Holdings will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services.

        Limitation of Liabilities.    In general, neither New A&B nor Holdings will be liable to the other in connection with any service provided under the transition services agreement except in the case of gross negligence or willful misconduct.

        Term and Termination.    The Transition Services Agreement will terminate after a period of 24 months, but one or more of the services may be terminated earlier by the receiving party at the end of a designated month by giving the providing party at least 30 days' prior written notice of such termination. Either party will have the right to terminate the transition services agreement in the event that the other party shall have (i) applied for or consented to the appointment of a receiver, trustee or liquidator; (ii) admitted in writing an inability to pay debts as they mature; (iii) made a general assignment for the benefit of creditors; or (iv) filed a voluntary petition, or have filed against it a petition, for an order of relief under the Federal Bankruptcy Code (as amended).

Employee Matters Agreement

        We have entered into an Employee Matters Agreement with Holdings that sets forth our agreements with Holdings as to certain employment, compensation and benefits matters. The Employee Matters Agreement contains provisions concerning cooperation between us and Holdings in the sharing of employee information and the maintenance of confidentiality.

        Assumption and Retention of Liabilities; Related Assets.    The Employee Matters Agreement provides for the allocation and treatment of liabilities and assets arising out of employee compensation and benefit programs in which employees participated prior to the distribution date. Generally, each of Holdings and New A&B will assume or retain sponsorship of, and liabilities relating to, employee compensation and benefit programs relating to its own employees. In connection with the separation, we will provide benefit plans and arrangements in which our employees will participate going forward.

        Effect on Equity Awards.    The Employee Matters Agreement provides for the treatment of outstanding equity awards of Holdings in connection with the separation. All outstanding Holdings equity awards to the extent held by employees of New A&B as of the distribution date will be converted to New A&B equity awards, issued pursuant to an equity incentive plan that we will establish. The conversion will result in each converted award having substantially the same intrinsic value as the applicable Holdings equity award as of the conversion. It is not expected that any changes will be made with respect to Holdings equity awards held by any individual who is employed by Holdings immediately following the separation or a former or retired employee other than appropriate adjustments to preserve their intrinsic value following the separation. The treatment of Holdings equity awards is described in more detail under the heading "The Separation—Treatment of Equity-Based Compensation" beginning on page 46.

 MANAGEMENT

Executive Officers Following the Separation

        The following table sets forth certain information as of June 8, 2012 regarding the individuals who are expected to serve as New A&B's executive officers effective as of the separation, including their anticipated titles. All of the individuals are currently employees of Holdings or one of its subsidiaries. After the separation, none of these individuals will be employed by Holdings.

Name	Age	Position
Stanley M. Kuriyama	58	Chairman and Chief Executive Officer
Christopher J. Benjamin	48	President and Chief Operating Officer
Meredith J. Ching	56	Senior Vice President, Government & Community Relations
Nelson N.S. Chun	59	Senior Vice President and Chief Legal Officer
Paul K. Ito	41	Senior Vice President and Chief Financial Officer
George M. Morvis Jr.	45	Vice President, Corporate Development
Son-Jai Paik	39	Vice President, Human Resources

        Christopher J. Benjamin (48):    President of Land Group, 9/11-present; President of A&B Properties, Inc., 9/11-present; Senior Vice President of A&B Predecessor, 7/05-8/11; Chief Financial Officer of A&B Predecessor, 2/04-8/11; Treasurer of A&B Predecessor, 5/06-8/11; Plantation General Manager, Hawaiian Commercial & Sugar Company, 3/09-3/11; first joined Holdings or a subsidiary in 2001.

        Meredith J. Ching (56):    Senior Vice President (Government & Community Relations) of A&B Predecessor/Holdings, 6/07-present; Vice President of A&B Predecessor, 10/92-6/07; first joined Holdings or a subsidiary in 1982.

        Nelson N. S. Chun (59):    Senior Vice President and Chief Legal Officer of A&B Predecessor/Holdings, 7/05-present; Vice President and General Counsel of A&B Predecessor, 11/03-6/05; Partner, Cades Schutte LLP, 10/83-11/03; first joined Holdings or a subsidiary in 2003.

        Paul K. Ito (41):    Vice President of A&B Predecessor/Holdings, 4/07-present; Controller of A&B Predecessor/Holdings, 5/06-present; Director, Internal Audit of A&B Predecessor, 4/05-4/06; Senior Manager, Deloitte & Touche LLP, 5/96-3/05; first joined Holdings or a subsidiary in 2005.

        Stanley M. Kuriyama (58):    Chief Executive Officer of A&B Predecessor/Holdings, 1/10-present; President of A&B Predecessor/Holdings, 10/08-present; President and Chief Executive Officer of Land Group, 7/05-9/08; Chief Executive Officer and Vice Chairman of A&B Properties, Inc., 12/99-9/08; first joined Holdings or a subsidiary in 1992.

        George M. Morvis (45):    Vice President (Corporate Development) of Land Group 1/12-present; Managing Director of Financial Shares Corporation, 10/94-1/12; President and CEO of F.S.C. Hawaii, Inc., 10/94-1/12; joined Holdings or a subsidiary in 2012.

        Son-Jai Paik (39):    Vice President (Human Resources) of A&B Predecessor/Holdings, 1/07-present; Vice President, Human Resources, LINA Korea, CIGNA Corporation, 3/03-12/06; first joined Holdings or a subsidiary in 2007.

Board of Directors Following the Separation

        The following table sets forth information with respect to those persons who are expected to serve on New A&B's Board of Directors effective as of the separation.

Name	Age	Position(s)
W. Allen Doane	64	Director
Walter A. Dods, Jr.	71	Director
Robert S. Harrison	51	Director
Charles G. King	66	Director
Stanley M. Kuriyama	58	Chairman and Chief Executive Officer
Douglas M. Pasquale	57	Director
Michele K. Saito	52	Director
Jeffrey N. Watanabe	69	Director
Eric K. Yeaman	44	Director

W. Allen Doane
Age: 64

  •
  Director of A&B Predecessor since 1998;

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  Chairman of the Board of A&B Predecessor from April 2006 through December 2009;

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  Chief Executive Officer of A&B Predecessor from October 1998 through December 2009;

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  President of A&B Predecessor from October 1998 through September 2008;

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  Director of A&B Predecessor's subsidiary, Matson Navigation Company, Inc. ("Matson Navigation") since October 1998, Chairman of the Board of Matson Navigation from April 2006 through September 2008 and from July 2002 to January 2004;

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  Vice Chairman of the Board of Matson Navigation from January 2004 to April 2006 and from December 1998 to July 2002;

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  Director of BancWest Corporation ("BancWest") from April 2004 through July 2006;

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  Director of First Hawaiian Bank ("FHB"), banking subsidiary of BancWest since August 1999.

  Director Qualifications

        As a member of A&B Predecessor's senior management team for almost two decades, Mr. Doane, who was Chief Executive Officer and Chairman of the Board of A&B Predecessor until his retirement from those positions in 2009, brings to the Board an in-depth knowledge of all aspects of New A&B's real estate and agribusiness operations. Mr. Doane has board experience, including his service on the board of FHB, Hawaii's largest financial institution, and is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Walter A. Dods, Jr.
Age: 71

  •
  Non-Executive Chairman of the Board of A&B Predecessor since January 2010;

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  Lead Independent Director of A&B Predecessor from April 2006 through December 2009 and Director of A&B Predecessor since 1989;

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  Director of Hawaiian Telcom Holdco, Inc. (formerly known as Hawaiian TelCom Communications, Inc.) ("Hawaiian TelCom") Honolulu, Hawaii (telecommunications) since December 2010;

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  Non-Executive Chairman of the Board of Hawaiian TelCom from May 2008 to October 2010;

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  Non-Executive Chairman of the Board of FHB, a subsidiary of BancWest (formerly known as First Hawaiian, Inc. prior to a 1998 merger) (banking) from January 2005 through December 2008;

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  Non-Executive Chairman of the Board of BancWest from January 2005 through December 2007; Chairman of the Board and Chief Executive Officer of BancWest and FHB, from September 1989 through December 2004; Director of BancWest since March 1993;

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  Director of BancWest's banking subsidiaries, FHB since December 1979 and Bank of the West since November 1998;

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  Director of Maui Land & Pineapple Company, Inc. from October 2004 through May 2010.

  Director Qualifications

        As Chairman of the Board of A&B Predecessor, and throughout his career as Chairman of the Board and Chief Executive Officer of BancWest, a national financial institution, and Chairman of the Board of Hawaiian TelCom, a local telecommunications provider, Mr. Dods brings to the Board experience in managing complex business organizations. He also has banking and financial expertise. He is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Robert S. Harrison
Age: 51

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  Chief Executive Officer and Director of First Hawaiian Bank (banking) since January 2012;

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  President of First Hawaiian Bank since December 2009;

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  Chief Operating Officer of First Hawaiian Bank from December 2009 through December 2011;

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  Vice Chairman of First Hawaiian Bank from December 2007 to December 2009;

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  Chief Risk Officer of First Hawaiian Bank from January 2006 to December 2009.

  Director Qualifications

        As President and Chief Executive Officer of FHB, Hawaii's largest financial institution, Mr. Harrison brings to the Board experience in managing a complex business organization. Mr. Harrison has board experience, including his service on the board of FHB and is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Charles G. King
Age: 66

  •
  Director of A&B Predecessor since 1989;

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  President and Dealer Principal, King Auto Center, Lihue, Kauai, Hawaii (automobile dealership) since October 1995;

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  Dealer Principal, King Infiniti of Honolulu (automobile dealership) since April 2004.

  Director Qualifications

        As the head of King Auto Center and King Infiniti of Honolulu, automotive dealerships located on Kauai and Oahu, respectively, Mr. King is an experienced businessman with executive and leadership skills, and is the recipient of a number of business leadership awards. He contributes insights about Hawaii and the Company's operating markets, particularly on Kauai, where the Company has significant business interests. He is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Stanley M. Kuriyama
Age: 58

  •
  Director and Chief Executive Officer of A&B Predecessor since January 2010;

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  President of A&B Predecessor since October 2008;

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  President and Chief Executive Officer, A&B Land Group from July 2005 through September 2008;

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  Chief Executive Officer and Vice Chairman of A&B Properties, Inc., from December 1999 through September 2008;

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  Director and Chairman of the Board of Matson Navigation since September 2009.

  Director Qualifications

        As a member of A&B Predecessor's senior management team for two decades, Mr. Kuriyama, who will be Chief Executive Officer of New A&B, brings to the Board an in-depth knowledge of all aspects of New A&B's real estate and agribusiness operations. He is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Douglas M. Pasquale
Age: 57

  •
  Director of A&B Predecessor since 2005;

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  Director of Ventas, Inc. ("Ventas"), Newport Beach, California (healthcare real estate investment trust) since July 2011;

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  Senior Advisor to the Chief Executive Officer of Ventas from July 2011 through December 2011;

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  Chairman of the Board of Nationwide Health Properties, Inc. ("NHP"), Newport Beach, California (healthcare real estate investment trust) from May 2009 to July 2011; President and Chief Executive Officer of NHP from April 2004 to July 2011;

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  Director of NHP since November 2003;

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  Executive Vice President and Chief Operating Officer of NHP from November 2003 to April 2004;

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  Chairman of the Board and Chief Executive Officer of ARV Assisted Living, Inc. from December 1999 to September 2003;

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  President and Chief Executive Officer of Atria Senior Living Group from April 2003 to September 2003;

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  Director of Terreno Realty Corporation since February 2010;

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  Director of Sunstone Hotel Investors, Inc. since November 2011.

  Director Qualifications

        As a director of Ventas, a publicly traded healthcare real estate investment trust, and in his former role as President, Chief Executive Officer and Chairman of the Board of Nationwide Health Properties, Inc. prior to its merger in July 2011 with Ventas, Mr. Pasquale contributes experience in real estate, as well as experience in managing a complex business organization. This experience has provided Mr. Pasquale with financial expertise. He also serves as lead independent director for Terreno and serves as a director of Sunstone Hotel Investors, Inc.

Michele K. Saito
Age: 52

  •
  President and Director of Farmers Insurance Hawaii ("Farmers") (insurance) since January 2010;

  •
  Executive Vice President and Chief Operating Officer of Farmers from April 2009 through December 2009;

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  Senior Vice President, Secretary and Treasurer of Farmers from 2001 through March 2009;

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  Vice President of Finance and Operations of Farmers from 1995 - 2000.

  Director Qualifications

        As President of Farmers, Ms. Saito brings to the Board experience in managing a complex business organization. Ms. Saito has board experience, including her service on the board of Farmers and is knowledgeable about Hawaii and New A&B's operating markets through her involvement in the Hawaii business community and local community organizations.

Jeffrey N. Watanabe
Age: 69

  •
  Director of A&B Predecessor since 2003;

  •
  Non-Executive Chairman of the Board of Hawaiian Electric Industries, Inc. ("HEI") since May 2006;

  •
  Director of HEI since April 1987;

  •
  Director of Hawaiian Electric Company, Inc. ("HECO") from February 1999 to July 2006 and from February 2008 to present, and American Savings Bank, F.S.B. since May 1988, each a subsidiary of HEI;

  •
  Retired Founder, Watanabe Ing LLP ("WI"), Honolulu, Hawaii (attorneys at law) since July 2007; Partner, WI, from 1971 to June 2007.

  Director Qualifications

        As Chairman of the Board of HEI and former managing partner of a Honolulu law firm, of which he is a retired co-founder, Mr. Watanabe brings to the Board insights into corporate governance matters and leadership skills. In addition, he has both public and private company board experience, and is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Eric K. Yeaman
Age: 44

  •
  President, Chief Executive Officer and Director of Hawaiian TelCom (telecommunications) since June 2008;

  •
  Chief Operating Officer of HECO from January 2008 through June 2008;

  •
  Financial Vice President, Treasurer and Chief Financial Officer of HEI from January 2003 through January 2008;

  •
  Chief Operating Officer and Chief Financial Officer of Kamehameha Schools from 2000 to January 2003.

  Director Qualifications

        As President and Chief Executive Officer of Hawaiian Telecom, Mr. Yeaman brings to the Board experience in managing complex business organizations. Mr. Yeaman has board experience, including his service on the board of Hawaiian Telecom and is knowledgeable about Hawaii and New A&B's operating markets through his involvement in the Hawaii business community and local community organizations.

Director Independence

        Immediately following the separation, New A&B expects that its Board of Directors will consist of 9 members. New A&B anticipates that its Board of Directors will consist of a majority of independent directors and that committees of its Board of Directors will consist solely of independent directors, as required by the NYSE listing standards. Our Board of Directors is expected to formally determine the independence of its directors following the separation.

Classified Board

        Upon completion of the separation, New A&B's Board of Directors will be divided into three classes of directors that will be of equal size to the extent possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of shareholders following the separation, the directors designated as Class II directors will have terms expiring at the second annual meeting of shareholders following the separation, and the directors designated as Class III directors will have terms expiring at the third annual meeting of shareholders following the separation. Beginning with the first annual meeting of shareholders following the separation, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Committees of the Board of Directors

        Upon completion of the separation, the committees of New A&B's Board of Directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees will be comprised entirely of independent directors, as required by the NYSE listing standards. New A&B's Board of Directors will adopt a written charter for each of these committees, which will be posted to New A&B's website prior to the distribution date.

Audit Committee

        The initial members of the Audit Committee will be determined prior to the effective date of the registration statement of which this information statement is a part. Each member will be an independent director under the applicable NYSE listing standards and SEC rules and at least one member will qualify as "audit committee financial experts" under SEC rules. The Audit Committee will provide assistance to the Board of Directors of New A&B in fulfilling its obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of New A&B, including the review and approval of all related person transactions. Among other things, the Audit Committee will review and discuss with management and New A&B's independent registered public accounting firm, the results of the year-end audit of New A&B, including the auditors' report and audited financial statements. In this context, the Audit Committee will review and discuss New A&B's audited financial statements with management, discuss with New A&B's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114 and, with and without management present, will discuss and review the results of the independent registered public accounting firm's audit of the financial statements.

Compensation Committee

        The initial members of the Compensation Committee will be determined prior to the effective date of the registration statement of which this information statement is a part. Each member will be an independent director under the applicable NYSE listing standards. The Compensation Committee will have general responsibility for management and other salaried employee compensation and benefits, including incentive compensation and stock incentive plans, and for making recommendations on director compensation to the Board of Directors of New A&B. The Compensation Committee may form subcommittees and delegate such authority as the Compensation Committee deems appropriate, subject to any restrictions imposed by law or listing standard.

        It is not expected that any of New A&B's executive officers will serve as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of our Board of Directors or our Compensation Committee.

Nominating and Corporate Governance Committee

        The initial members of the Nominating and Corporate Governance Committee (the "Nominating Committee") will be determined prior to the effective date of the registration statement of which this information statement is a part. Each member will be an independent director under the applicable NYSE listing standards. The functions of the Nominating Committee will include recommending to the Board of Directors individuals qualified to serve as directors; recommending to the Board of Directors the size and composition of committees of the Board of Directors and monitoring the functioning of the committees; advising on Board composition and procedures; reviewing corporate governance issues; overseeing the annual evaluation of the Board; and ensuring that an evaluation of management is occurring.

Corporate Governance Guidelines

        The Board of Directors of New A&B will adopt Corporate Governance Guidelines to assist the Board in the exercise of its responsibilities and to promote the more effective functioning of the Board and its committees. The guidelines will provide details on matters such as:

  •
  Goals and responsibilities of the Board,

  •
  Selection of directors, including the Chairman of the Board,

  •
  Board membership criteria and director retirement age,

  •
  Stock ownership guidelines,

  •
  Director independence, and executive sessions of non-management directors,

  •
  Board self-evaluation,

  •
  Board compensation,

  •
  Board access to management and outside advisors,

  •
  Board orientation and continuing education, and

  •
  Leadership development, including annual evaluations of the CEO and management succession plans.

        A copy of the New A&B Corporate Governance Guidelines will be posted on the corporate governance page of New A&B's corporate website.

Code of Ethics

        Prior to completion of the separation, New A&B will adopt a Code of Ethics, which will apply to the Chief Executive Officer, the Chief Financial Officer and the Controller. A copy of the Code of Ethics will be posted on the corporate governance page of New A&B's corporate website.

Code of Conduct

        Prior to completion of the separation, New A&B will adopt a Code of Conduct, which will be applicable to all directors, officers and employees, and will be posted on the corporate governance page of A&B's corporate website.

Director Compensation

        New A&B intends to propose that the Board of Directors approve a program of non-employee director compensation for their service on New A&B's Board of Directors, which New A&B believes to be consistent with market practices of other similarly situated companies and consistent with the current compensation structure applicable to directors of Holdings. The recommendations with respect to director compensation will be developed with the assistance of Towers Watson, an independent compensation consultant that is expected to advise New A&B's Board of Directors following the separation.

        Following the separation, director compensation will be determined by our board of directors with the assistance of its Compensation Committee. It is anticipated that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair and other types of compensation that may be in accordance with our Corporate Governance Guidelines.

        The following table sets forth information concerning the 2011 compensation awarded by Holdings to those non-employee directors who, following the separation, will be non-employee directors of New A&B:

2011 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
W. Allen Doane	64,750	100,039	—	N/A	N/A	3,000	167,789
Walter A. Dods, Jr.	145,800	168,049	—	N/A	0(5)	2,000	315,849
Charles G. King	88,250	100,039	—	N/A	0(6)	1,000	189,289
Douglas M. Pasquale	93,000	100,039	—	N/A	N/A	—	193,039
Jeffrey N. Watanabe	78,250	100,039	—	N/A	N/A	250	178,539

(1)
Represents the aggregate grant-date fair value of restricted stock unit awards granted in 2011. Each director was granted approximately $100,000 in restricted stock units (the dollar amount is slightly higher than $100,000 due to the rounding of shares to a whole number, as provided under the terms of the 2007 Incentive Compensation Plan). Mr. Dods was provided with an additional grant of approximately $68,010 in consideration for his role as Chairman of the Board. At the end of 2011, Mr. Doane had 14,399 restricted stock units, Mr. Dods had 7,594 restricted stock units, and Mr. King had 9,623 restricted stock units; all other directors listed above each had 4,956 restricted stock units.

(2)
Options have not been granted since 2007. The aggregate number of stock option awards outstanding at the end of 2011 for each director is as follows: Mr. Doane—580,298 shares; Dr. Chun, Messrs. Dods and King—30,000 shares respectively; Mr. Pasquale—16,000 shares; and Mr. Watanabe—27,000 shares.

(3)
All amounts are attributable to the aggregate change in the actuarial present value of the director's accumulated benefit under a defined benefit pension plan.

(4)
Represents charitable contributions under the matching gifts program.

(5)
The change in pension value was a decrease of $10,692.

(6)
The change in pension value was a decrease of $3,433.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        Prior to the separation, New A&B was a part of Holdings, and therefore, its historical compensation strategy had been determined by the Compensation Committee of the Holdings Board of Directors. In connection with the separation, the Board of Directors of New A&B will form its own compensation committee (the "New A&B Compensation Committee") consisting entirely of independent directors. Following the separation, the New A&B Compensation Committee will determine the executive compensation policies of New A&B (the "Company").

New A&B's Compensation Philosophy Following the Separation

        The New A&B Compensation Committee has not yet been established and therefore has not established objectives or principles for New A&B's executive compensation program. It is anticipated that the New A&B Compensation Committee will establish objectives and principles similar to the objectives and principles that Holdings established for its compensation program in 2011 and 2012, as described in this Compensation Discussion and Analysis section.

        New A&B's compensation philosophy is expected to place a heavy focus on pay for performance and, thus, compensation policies will tie a significant portion of the compensation for the Company's Named Executive Officers, defined below, to performance and specified business objectives to ensure alignment with the interests of the Company's shareholders. The Company's goal will be to provide a competitive compensation package that allows for increased compensation when shareholder value is enhanced, but does not encourage unnecessary and excessive risk taking that could adversely affect shareholders.

Summary of 2011 Compensation

        The Compensation Discussion and Analysis ("CD&A") addresses Holdings' compensation practices in 2011 for the six New A&B executive officers named in the Summary Compensation Table on page 130 (collectively, the "Named Executive Officers" or "NEOs"). The NEOs and their titles in 2011 are as follows:

  •
  Stanley M. Kuriyama, President & Chief Executive Officer, Alexander & Baldwin, Inc.;

  •
  Christopher J. Benjamin, President, A&B Land Group and President, A&B Properties, Inc. 9/11-present, Senior Vice President of Alexander & Baldwin, Inc., 7/05-8/11, Chief Financial Officer of Alexander & Baldwin, Inc., 2/04-8/11, Treasurer of Alexander & Baldwin, Inc., 5/06-8/11, Plantation General Manager, Hawaiian Commercial & Sugar Company, 3/09-3/11;

  •
  Nelson N. S. Chun, Senior Vice President, Chief Legal Officer, Alexander & Baldwin, Inc.;

  •
  Meredith J. Ching, Senior Vice President, Government and Community Relations, Alexander & Baldwin, Inc.;

  •
  Paul K. Ito, Vice President, Controller and Assistant Treasurer, Alexander & Baldwin, Inc.; and

  •
  Son-Jai Paik, Vice President, Human Resources, Alexander & Baldwin, Inc.

Executive Summary

Holdings Pay Philosophy

        The following is an overview of the Holdings' pay philosophy in 2011:

  •
  Create and reinforce a pay for performance compensation structure. Tie the majority of the NEO's compensation to performance to ensure alignment with the interests of Holdings'

    shareholders. In 2011, 71 percent of the CEO's target total direct compensation was variable and performance-based. For the other NEOs, on average, 60 percent of total direct compensation was variable and performance based.

  •
  Align the interests of management with Holdings shareholders. A significant portion of executive compensation should be equity based. Additionally, meaningful stock ownership guidelines help ensure continued alignment of interests.

  •
  Target elements of compensation to be competitive, generally at the 50th percentile of survey data of pay.

  •
  Provide all NEOs with health and welfare benefit plans on substantially the same terms as other salaried employees.

Holdings Financial Performance in 2011

        In 2011, Holdings' overall performance was below the previous year and the 2011 operating plan. Net income decreased from $92.1 million, or $2.22 per share, in 2010 to $34.2 million, or $0.81 per share, in 2011. Total revenue increased to $1.7 billion in 2011 compared to $1.6 billion in 2010. A weak Transpacific freight rate environment and high fuel prices significantly impacted the performance of Holdings' China CLX1 service. Additionally, during the year, Holdings elected to discontinue its second China-Long Beach service in August, which accounted for significant losses. The Agribusiness operations performed well, driving significant earnings increases attributable to continued improvement in sugar yields and factory performance, and favorable sugar prices. Leasing performance improved in 2011, driven in part by higher Mainland occupancy. Real Estate sales were lower in 2011, and included losses from joint ventures.

Pay for Performance

        Holdings' below threshold performance in 2011 was reflected in elements of compensation earned by executives in 2011.

  •
  Base Salary:  Holdings' Compensation Committee approved modest merit increases in 2011 to the NEOs, which was reflective of performance in 2010. Increases were based on individual performance, market data from compensation surveys, and the relationship of existing salary levels to comparable market data. The NEOs' salaries were from below the 25th to the 60th percentiles of competitive market rates.

  •
  Target Total Cash:  NEO target total cash compensation levels were from below the 25th to the 50th percentiles. The annual incentive amounts earned reflect Holdings performance at below the threshold level against consolidated pre-tax income and ROIC targets for 2011 for five of the six NEOs, including the CEO. NEO awards are based on a combination of Holdings, business unit and individual goal achievements.

  •
  Total Direct Compensation:  The Holdings Compensation Committee provided target total direct compensation award opportunity for the NEOs from below the 25th percentile (for the CEO, who requested and was granted a significantly lowered long-term incentive ("LTI") award level versus market) to the 60th percentile. LTI award opportunity grants for each NEO ranged from below the 25th to the 75th percentiles.

  •
  2011 Performance-Based Restricted Stock Units:  Based upon Holdings' below-threshold performance, the minimum level of performance was not met and the NEOs did not earn any performance-based units that were part of the 2011 LTI grants.

  •
  Say-on-Pay Frequency and Say-on-Pay Votes in 2011:  At the Holdings 2011 Annual Meeting of Shareholders, Holdings shareholders were presented with an advisory vote with respect to the frequency of the advisory vote on executive compensation. Of the annual, biennial and triennial alternatives, Holdings recommended the annual voting alternative, and a majority of voting shares cast also favored an annual vote. The Board of Directors of Holdings therefore determined that annual advisory votes will be held in the future.

  •
  The Holdings shareholders were also presented with an advisory vote on the compensation of the Holdings NEOs, as described in the Compensation, Discussion and Analysis, the compensation tables and the narrative disclosure contained in the proxy statement issued with respect to the meeting. Shareholder votes with respect to this resolution were: 32,240,721 for, 507,256 against and 838,267 abstaining. The Compensation Committee of Holdings took these results into consideration and concluded it should focus on continuous improvements in the executive pay programs, as it has in previous years.

Improvement in Pay Practices

        The Compensation Committee of Holdings evaluates its executive compensation practices and modifies or adopts programs or practices to provide an appropriate balance of risk and reward, as well as to adhere to good governance practices. The following compensation policies were adopted in 2011 and 2012:

  •
  Adopted a clawback policy, effective January 1, 2011, that applies to all senior management.

  •
  Adopted a policy prohibiting hedging and other speculative transactions involving Holdings stock, effective February 16, 2011.

  •
  Improved clarity and analysis of the executive pay programs in the Compensation Discussion and Analysis section for the benefit of shareholders.

Promote Good and Avoid Bad Pay Practices

        In addition to modifications made to pay practices in 2011 and 2012, Holdings continued to monitor its existing pay practices, as highlighted below, to ensure that it adopted the best practices to the extent that they were best aligned to the business goals and strategy of Holdings as well as shareholder interests.

Promote Good Pay Practices	Avoid Bad Pay Practices
• Change in control agreements ("Change in Control	• No employment contracts.
Agreements") that include double triggers requiring	• No overly generous pay package for the CEO.
both a change in control event and termination of	• No guaranteed bonus payments to senior executives.
employment before any payments can be made.	• No large bonus payouts without justifiable
• Multiple performance metrics to determine incentive	performance linkage.
payments.	• No egregious pension payouts and no SERP
• Minimum stock ownership guidelines for senior	(supplemental executive retirement plan) payouts and
executives.	no active SERP program.
• Minimum vesting periods of three years on all equity	• No excessive perquisites.
awards.	• No excessive severance or change in control provisions.
• No tax reimbursements.
• No dividend or dividend equivalents paid on unvested performance shares or units.
• No speculative transactions by executives using Holdings stock in hedging activities.
• No unreasonable internal pay disparity.
• No repricing or replacing of underwater stock options, without prior shareholder approval.
• No backdating of options.

Compensation Overview

Compensation Philosophy and Objectives

        Holdings sought to align its objectives with shareholder interests through a compensation program that attracted, motivated and retained qualified and effective executives, and rewarded performance and results. To achieve this, Holdings used the following pay elements (described further under "—Pay Elements" below):

  •
  Salary,

  •
  Annual cash incentives,

  •
  Long-term equity incentives,

  •
  Health and welfare benefits,

  •
  Retirement benefits, and

  •
  Executive Severance Plan ("Severance Plan") and Change in Control Agreements.

Target Compensation Percentile

        In 2011, to implement Holdings' compensation philosophy, the Compensation Committee of Holdings set target compensation percentile levels as follows:

  •
  Cash compensation (salary and annual incentives at target) at or about the 50th percentile of competitive survey data (described under "—The Role of Survey Data").

  •
  Total direct compensation (cash compensation and long-term equity incentives) at or about the 50th percentile.

  •
  Total compensation (total direct compensation, plus health and welfare benefits, retirement benefits and perquisites) at or about the 50th percentile.

        Actual compensation was dependent upon Holdings, business unit and individual performance.

Combination of Pay Elements

        Holdings' combination of pay elements was designed to place greater emphasis on performance-based compensation, while at the same time focusing on long-term talent retention and maintaining a balanced program to ensure an appropriate balance between pay and risk. The Compensation Committee of Holdings believed that this was consistent with one of its key compensation objectives, which was to align management and shareholder interests. For 2011, the total direct compensation mix was generally within the same range as competitive practices for each element of pay. Mr. Kuriyama's mix of pay elements was less leveraged as compared to competitive practices due to his request to be paid more closely to the 25th percentile and receive a target long-term incentive award level of about one-half that of competitive practices. Mr. Kuriyama had expressed on numerous occasions his personal philosophy and desire for a lower ratio between CEO pay and other NEO pay compared to market practices.

 Percentage of Target Total Direct Compensation Provided by Each Pay Element for 2011

	NEOs			Competitive
NEO	Salary	Annual Incentives	Long-Term Incentives	Salary	Annual Incentives	Long-Term Incentives
Mr. Kuriyama	29%	26%	45%	21%	20%	59%
Mr. Benjamin	32%	19%	49%	33%	25%	42%
Mr. Chun	41%	18%	41%	46%	24%	30%
Ms. Ching	42%	17%	41%	50%	18%	32%
Mr. Ito	44%	17%	39%	50%	18%	32%
Mr. Paik	42%	17%	41%	50%	18%	32%

Review of Total Compensation

        In evaluating the mix of pay elements, the Compensation Committee of Holdings reviewed:

  •
  A summary of the value of all compensation elements provided to the executive during the year,

  •
  Competitive survey data,

  •
  Health and welfare benefits and retirement plan balances,

  •
  Prior compensation decisions for the past five years through tally sheets,

  •
  Economic environment,

  •
  Business unit strategic goals and performance expectations,

  •
  Expected and actual Holdings corporate, business unit, and individual performance, and

  •
  Insight from the shareholder Say-on-Pay vote results.

        The Compensation Committee of Holdings used the above information to evaluate the following:

  •
  Alignment of the pay program to the Committee's commitment to pay for performance,

  •
  Consistency with competitive survey data,

  •
  Reasonableness and balance of pay elements as they relate to pay risk,

  •
  Year-to-year pay movement for each NEO to ensure it reflects variations in annual performance,

  •
  Internal pay equity based on individual performance, job level and competitive compensation data, and

  •
  The effect of potential payments, awards and plan design changes on the executive's total pay package.

Internal Pay Equity

        The Compensation Committee of Holdings considered internal pay equity as a factor in establishing compensation for executives. While the Compensation Committee of Holdings had not established a specific policy regarding the ratio of total compensation of the CEO to that of the other executive officers, it did review compensation levels to ensure that appropriate equity existed. In 2011, it reviewed the ratio of the CEO's salary, total cash and total direct compensation relative to the average compensation for the other NEOs, as reflected in the table below. These ratios were also compared to survey data to determine whether compensation relationships are consistent with industry practices. Holding's target and actual ratios were within a reasonable range and positively reflect a narrower ratio between the CEO and other NEOs than that of companies of similar size in general industry. The CEO has expressed on numerous occasions his support for this lower ratio between CEO pay and other NEO pay compared to market practices.

2011 Ratio of Target and Actual CEO Pay to Other NEOs

	Salary	Total Cash Compensation	Total Direct Compensation
Holdings Target	2.19	2.83	2.94
Holdings Actual*	2.19	2.07	2.53
Survey Data (target)	2.83	3.69	5.79

*
Based on base salary as of December 31, 2011, actual annual incentives paid in 2012 for 2011 performance and grant date value of the long-term incentive grants made in January 2011.

Pay Elements

        Holdings provided the following pay elements to its executive officers in varying combinations to accomplish its compensation objectives.

Salary

        Salary was intended to provide a competitive fixed rate of pay based upon an executive's responsibilities. Because Holdings believed that salary was less impactful than performance-based compensation in achieving the overall objectives of Holdings' executive compensation program, at target, less than 29% - 43% of an NEO's total compensation was paid as salary. Holdings' general philosophy was to provide salaries at the median of salaries paid to officers with comparable job responsibilities in general industry companies of similar size to Holdings. Factors that were considered in determining salary included:

  •
  Job responsibilities and experience,

  •
  The executive's performance,

  •
  Competitive survey data,

  •
  Positioning within the executive's salary range,

  •
  Positioning in relation to Holdings' pay philosophy,

  •
  Internal pay equity,

  •
  Projected salary increases in the general industry,

  •
  The value of the executive's total pay package at target for the year,

  •
  Proper balance of pay elements to discourage inappropriate risk behaviors,

  •
  Economic conditions, and

  •
  Holdings corporate performance.

        Generally, the Board of Directors determined the CEO's annual salary change on the basis of the factors listed above. The Board had a formal performance review process for the CEO that included four key categories: operating plan, growth initiatives, strategic initiatives, and core CEO responsibilities. None of the categories was formally weighted, and there was no overall rating score. Each Board member provided written observations and rated the CEO's performance against the criteria. The Board of Directors discussed the results of the assessment with the CEO, including the areas of greatest strength and areas where improvements could be made. The result of this process was considered in determining the CEO's actual salary. However, the Compensation Committee of Holdings had also taken into account the CEO's desire to keep the ratio between CEO and other NEO pay lower than market practices when recommending adjustments to the Board.

        The CEO recommends annual salary changes for the other NEOs. Salary adjustments for NEOs were generally considered by the Compensation Committee of Holdings in February of each year for implementation on April 1st. Base salary increases for NEOs in 2011 reflected merit increases based on performance and the factors listed above.

Salary Information for 2010 - 2011

NEO	Base Salary as of 12/31/10	Amount of Increase	Base Salary as of 12/31/11	Estimated Competitive Market Percentile
Mr. Kuriyama	$615,000	3%	$633,450	25th
Mr. Benjamin	$420,000	3%	$432,600	60th
Mr. Chun	$286,340	3%	$294,930	45th
Ms. Ching	$226,600	3%	$233,398	45th
Mr. Ito	$242,550	3%	$249,827	40th
Mr. Paik	$226,600	3%	$233,398	35th

Annual Incentives

        Annual incentives for NEOs were provided through the Holdings Performance Improvement Incentive Plan ("PIIP") to motivate executives and reward them if they achieve specific pre-established corporate, business unit and individual goals. These goals were established in February of each year based on the use of the metrics described below.

Weighting of Goals

        The weighting of the corporate, business unit and individual goals depended on the executive's position and responsibilities. The intention was to place a significant portion of the awards on the financial results of Holdings and business units, but balance that with important strategic and operating goals that had been established for the year through the individual portion. The 2011 weighting was as follows:

Weighting of 2011 PIIP Goals for NEOs

NEO	Unit	Corporate	Business Unit	Individual
Mr. Kuriyama	Corporate	70%	—	30%
Mr. Benjamin	Corporate/Agribusiness (1/1/11 - 8/31/11)	30%	40%	30%
Mr. Benjamin	Corporate/Land Group* (9/1/11 - 12/31/11)	20%	50%	30%
Mr. Chun	Corporate	70%	—	30%
Ms. Ching	Corporate	70%	—	30%
Mr. Ito	Corporate	70%	—	30%
Mr. Paik	Corporate	70%	—	30%

*
50% Real Estate/50% Agribusiness

Determination of Annual Cash Incentive Award

        Each component—corporate, business unit and individual—was evaluated against the respective performance goals. There are three levels of award opportunities for each component: threshold, target and extraordinary. In 2011, the target award opportunity levels for NEOs ranged from 40 percent to 90 percent of salary, which was consistent with competitive targets. If a threshold goal was not achieved, there was no payout for that component. If threshold goals were achieved, a participant received 50 percent of the target award opportunity set for that component. If target or extraordinary goals were achieved, a participant received 100 or 200 percent, respectively, of the target award opportunity for that component. Awards were prorated for performance between the threshold, target and extraordinary levels, as applicable. No additional award was provided for performance above the extraordinary goal level. The maximum award in the aggregate was 200 percent of the NEO's target award opportunity.

        The CEO reviewed the annual individual incentive award calculations for each individual and made recommendations to the Compensation Committee of Holdings regarding payouts. The Compensation Committee of Holdings reviewed and approved the awards and had discretion to modify recommended awards to take into consideration factors it believed appropriately reflected the performance of Holdings, unit and individual. Such factors vary, but could include, for individuals, adjustments for an executive taking on temporary but significant additional responsibilities to his normal job role or, for Holdings or a business unit, adjustments for extraordinary or unusual events. No adjustments were made to the NEOs' awards.

        Working with Towers Watson-supplied reports and using data as described in the survey section on page 127, management and the Compensation Committee of Holdings reviewed target award levels for the annual cash incentive awards and confirmed that each NEO was at or below the 50th percentile and that target total cash was at or below the 50th percentile for each of the NEOs.

Holdings and Business Unit Performance

        The corporate component measure in 2011 was based on the operating plan approved by the Holdings Board of Directors and was weighted 65 percent on consolidated profit before income tax and 35 percent on return on invested capital ("ROIC"). ROIC is defined as after-tax income from operations, adjusted by unplanned pension, postretirement and non-qualified expenses, divided by the sum of average shareholders' equity and average debt for the preceding two years, as adjusted for unplanned changes in comprehensive income due to pension, postretirement and non-qualified plans.

        Performance goals for the Real Estate unit was weighted 65 percent on business unit profit before income tax and 35 percent on unit ROIC. The Agribusiness performance goal, such as for Hawaiian Commercial & Sugar Company ("HC&S"), was based 100 percent on profit before income tax. Profit before income tax was selected as a performance component because Holdings believes it best reflects the results of business execution and profitability levels. ROIC was chosen as a performance component because it was a key measure in identifying how effectively Holdings was investing its capital resources. Holdings believed that both performance goals were aligned with shareholder interests.

        Annual incentive goals at threshold, target and extraordinary (maximum) were approved by the Compensation Committee of Holdings in February of each year. The annual corporate and business unit targets reflected Holdings' Board-approved operating plan. When establishing the operating plan, management and the Board of Directors considered the historical performance of Holdings, external elements such as economic conditions and competitive factors, company capabilities, performance objectives, and Holdings' strategic plan.

        The target levels for corporate and business unit goals were set at the 2011 Board-approved operating plan amounts. If performance with respect to a corporate or business unit component is below the threshold level, there was no incentive payout made for that component. The maximum payout was capped at the extraordinary level.

        The Compensation Committee of Holdings set performance goal ranges around the target goal. In 2011, the performance range was set at 85 percent at threshold and 115 percent at extraordinary for profit before income tax and at 90 percent at threshold and at 120 percent for ROIC at the extraordinary level for Holdings' consolidated performance. The top and bottom of the performance range was determined on the basis of the level of difficulty in achieving the objective as well as ensuring an enduring standard of performance is maintained. For the Real Estate unit, the performance ranges were set at 85 percent at threshold and 115 percent at extraordinary for profit before income tax and at 90 percent at threshold and at 125 percent for ROIC at the extraordinary level. For the Agribusiness unit, the performance range was set at an average of 59 percent at threshold and 141 percent at extraordinary for profit before income tax, which was the only measure, for the various businesses that the Agribusiness unit was composed of (HC&S, Kauai Coffee, McBryde Resources, Inc., Kahului Trucking & Storage, and Kauai Commercial Company).

        For determination of award levels for 2011, Holdings' operating performance was compared to the performance goals approved by the Compensation Committee of Holdings in January/February 2011. Corporate goals and actual results were as follows:

Corporate Goal	Threshold	Target	Extraordinary	Actual
Profit Before Income Tax	$155,818,600	$183,316,000	$210,813,400	$62,920,200
ROIC	6.68%	7.42%	8.90%	3.12%

        Business unit goals and actual results were as follows:

Business Unit Goal	Threshold	Target	Extraordinary	Actual
Real Estate Profit Before Income Tax	$74,343,600	$87,463,000	$100,582,500	$53,138,000
Real Estate ROIC	4.86%	5.40%	6.75%	3.00%
Agribusiness Profit Before Income Tax	$5,980,300	$10,065,000	$14,149,800	$21,423,400

Individual Performance

        In addition to corporate and business unit performance goals, each NEO had 30 percent of his/her 2011 award based on achieving individual goals, which were based on the NEO's position in Holdings and the activities of the NEO's business unit. Individual goals were approved by the Compensation

Committee of Holdings each year. Performance against individual goals was assessed at threshold, target and extraordinary levels however, achievment of some but not all individual goals resulted in a commensurate payout.

NEO	Individual Goals
Mr. Kuriyama	• Operating plan: profitability of shipping lines, continued turnaround in HC&S performance, key properties sales, and controlling operating and overhead costs
• Growth initiatives: geographic expansion in ocean transportation, expansion of real estate development pipeline, pursuit of other business acquisition opportunities in Hawaii
• Strategic initiatives: REIT evaluation, separation of real estate and transportation businesses, energy transition at HC&S, vessel replacements
• Core CEO responsibilities: board of directors communications and decision-making, strategic planning, compensation programs
Mr. Benjamin	• Evaluate HC&S renewable energy and other strategic options
• Evaluate and develop plans for HC&S water utilization
• Oversee Holdings' strategic plan process
• Develop strategies and operational plans for the Land Group and transition to Land Group president
• Evaluate the option of separating A&B Properties' assets into a REIT, including an assessment of the Transportation and Real Estate businesses as standalone companies
Mr. Chun	• Oversee and revise Holdings' proxy disclosure process
• Oversee Holdings' corporate compliance activities
• Manage significant corporate projects and initiatives
• Oversee compliance with SEC and other governmental regulations
Ms. Ching	• Pursue favorable outcomes for the Company in 2011 legislative session
• Pursue favorable outcomes for the Company on county legislation and policies
• Pursue favorable outcomes for the Company with respect to state and county water regulations, policies, and projects
• Undertake special projects in the government and community relations arenas
Mr. Ito	• Participate in the strategic planning process, provide support for REIT evaluation, and lead the long-term capital budget analysis
• Oversee Financial Reporting and GAAP compliance
• Manage treasury related initiatives
• Lead process to evaluate Holdings' requirements for financial IT systems
Mr. Paik	• Facilitate effective succession planning across the A&B companies, identifying succession gaps, key-person dependencies, organizational strengths and weaknesses
• Filing of key hires and organizational moves, including recruitment of the Chief Financial Officer
• Enhancing compensation practices and programs
• Manage planned and unplanned employee benefit plan changes

        Actual awards earned in 2011 versus target averaged about 53% of the overall targeted goal payouts and were as follows:

NEO	Target Award	Actual Award for 2011	% of Base Salary	Corporate Performance	Business Unit Performance	Overall Individual Performance Rating
Mr. Kuriyama	$570,105	$171,032	27.0%	Below Threshold	N/A	At Target
Mr. Benjamin	$259,560	$299,467	69.2%	Below Threshold	*	Between Target and Extraordinary
Mr. Chun	$132,719	$59,722	20.2%	Below Threshold	N/A	Between Target and Extraordinary
Ms. Ching	$93,359	$39,212	16.8%	Below Threshold	N/A	Between Target and Extraordinary
Mr. Ito	$99,931	$48,717	19.5%	Below Threshold	N/A	Between Target and Extraordinary
Mr. Paik	$93,359	$39,211	16.8%	Below Threshold	N/A	Between Target and Extraordinary

*
For January 1 through August 31, Business Unit goal was based on Agribusiness and were achieved at the Extraordinary level; for the period September 1 through December 31, Business Unit goal was based 50% on Real Estate and 50% on Agribusiness, reflecting Mr. Benjamin's new responsibilities, and were achieved at the Below Threshold and Extraordinary levels, respectively.

Equity-Based Compensation

        The equity portion of the total compensation program was designed to:

  •
  Align management and shareholder interests,

  •
  Provide an incentive to increase shareholder value over the longer-term, and

  •
  Provide a means to motivate and retain NEOs.

        Holdings granted stock options, time-based restricted stock units and performance based restricted stock units to the NEOs. Because a financial gain from options was only possible if the price of Holdings' stock increased and because these options vested over a three-year period, these grants encouraged actions that focused on increasing Holdings' long-term value, and should correspondingly been reflected in New A&B's stock price, over an extended time frame. Performance based restricted stock unit grants, which vested over a three-year period, were intended to focus behaviors on achieving specific performance goals, as well as on achieving the same retention objectives as time-based restricted stock grants. Time-based restricted stock unit grants were intended to focus behaviors on improving long-term stock price performance, increasing share ownership and strengthening retention of participants through a three-year vesting period.

        Holdings' total direct compensation (the combination of salary, target annual incentives and long-term incentive award opportunities) was targeted at or about the 50th percentile of the competitive survey data. For 2011, the Committee granted aggregate long-term incentive awards around the 40th percentile for the NEOs as a group and varied individual awards from below the 25th percentile for the CEO to the 75th percentile based on the individual's personal performance and contributions. Mr. Kuriyama's estimated competitive market percentile was below the 25th percentile due to his personal philosophy and desire for a lower ratio between CEO and other NEO pay, as previously indicated.

 LTI and Total Direct Compensation Positioning for 2011

NEO	Base Salary as of 12/31/11	2011 LTI Grant	Target Total Direct Compensation 12/31/11 (Including Base Salary)	Estimated Competitive Market Percentile
Mr. Kuriyama	$633,450	$1,000,000	$2,203,555	Below 25th
Mr. Benjamin	$432,600	$650,000	$1,342,160	60th
Mr. Chun	$294,930	$300,000	$727,649	55th
Ms. Ching	$233,398	$225,000	$551,757	55th
Mr. Ito	$249,827	$225,000	$574,758	55th
Mr. Paik	$233,398	$225,000	$551,757	50th

        Equity based grants were generally considered and granted annually in January by the Compensation Committee of Holdings. Based on market data provided by Towers Watson, the CEO made recommendations for each executive officer to the Compensation Committee of Holdings, which retained full discretion to set the grant amount. In determining the type and size of a grant to an executive officer, the Compensation Committee of Holdings generally considered, among other things:

  •
  Holdings corporate and individual performance,

  •
  The executive officer's current and expected future contributions to Holdings,

  •
  Effect of a potential award on total compensation and pay philosophy,

  •
  Internal pay equity relationships,

  •
  Survey data,

  •
  Balance of total compensation components to ensure proper pay-related risk behaviors,

  •
  Economic environment, and

  •
  Size of recent grants.

        For 2011, 30 percent of the aggregate award value was in stock options, 30 percent was in time-based restricted stock units and 40 percent was in performance based restricted stock units ("PBRSUs"). The Compensation Committee of Holdings believed this mix of grants aligned employee and shareholder interests through the use of restricted stock units, and tied a larger portion of equity compensation to achieving specific performance goals through grants of PBRSUs that are not earned if those goals are not met, thereby emphasizing pay-for-performance, and provided upside opportunity and enhanced employee retention through the use of stock options with vesting requirements.

        For the 2011 PBRSU grants that could have been earned in January 2012, three levels of performance goals were established based on corporate profit before income tax and return on invested capital (ROIC) goals, as described in "—Holdings and Business Unit Performance": threshold, target and extraordinary. As Holdings' corporate performance was below the threshold level, as discussed in "—Holdings and Business Unit Performance," NEOs earned 0% of their performance based shares for the 2011 performance period.

Corporate Goal	Threshold	Target	Extraordinary	Actual
Profit Before Income Tax	$155,818,600	$183,316,000	$210,813,400	$62,920,200
ROIC	6.68%	7.42%	8.90%	3.12%

NEO	PBRSUs (at target)	Actual PBRSUs Earned
Mr. Kuriyama	$400,002	—
Mr. Benjamin	$259,991	—
Mr. Chun	$119,980	—
Ms. Ching	$89,995	—
Mr. Ito	$89,995	—
Mr. Paik	$89,995	—

        In line with the Committee's intent to support a pay for performance philosophy, the January 2012 target equity award opportunity levels as determined by the Committee were at about the 60th percentile for Mr. Benjamin, Ms. Ching, Mr. Paik and Mr. Ito and the 75th percentile for Mr. Chun. In light of the continued modest economic recovery expected in Hawaii and in line with the CEO's personal philosophy on the ratio of CEO pay to the pay levels of the other NEOs, Mr. Kuriyama requested that the Committee again cap his equity award grant below the 25th percentile and below last year's award.

Retirement Plans

        Holdings provided various retirement plans to assist its employees with retirement income savings and to attract and retain its employees. The Committee periodically reviewed the value of benefits from the retirement plans in conjunction with all other forms of pay in making compensation decisions.

A&B Retirement Plan for Salaried Employees

        The A&B Retirement Plan for Salaried Employees (the "Holdings Retirement Plan"), which is a tax-qualified defined benefit pension plan, provided retirement benefits to Holdings' salaried non-bargaining unit employees. The Pension Benefits table of this information statement provides further information regarding the Holdings Retirement Plan.

        In November 2011, after a review of current and evolving industry and peer practices and employee total compensation and benefit packages, Holdings froze the benefits that had accumulated under the Holdings Retirement Plan for those salaried non-bargaining unit employees who joined Holdings before January 1, 2008 and transitioned to the same cash balance formula applicable to employees who joined Holdings after January 1, 2008. Effective January 1, 2012, all salaried non-bargaining unit employees accrue 5 percent of their eligible annual compensation under a cash-balance formula in the qualified defined benefit retirement plan.

A&B Excess Benefits Plan

        This non-qualified benefits plan (the "Excess Benefits Plan") for executives was designed to meet the retirement plan objectives described above. It complemented the Holdings Retirement Plan to provide benefits and contributions in an amount equal to what otherwise would have been provided using the plan's formulas but for the limits imposed by tax law. Effective December 31, 2011, Holdings also froze the benefits that had accumulated under the Excess Benefits Plan for the traditional defined benefit formula. In conjunction with the freeze of benefit accruals under the traditional defined benefit formula, an excess benefit for the cash-balance formula was implemented for eligible employees in January 2012. All NEOs were participants in the Excess Benefits Plan.

A&B Individual Deferred Compensation and Profit Sharing Plan for Salaried Non-bargaining Employees

        This 401(k) plan (the "Profit Sharing Retirement Plan") was available to all salaried non-bargaining unit employees, and provided for a discretionary match of the compensation deferred by a participant during the fiscal year. The matching contribution for 2011 was three percent and the matching level was maintained at three percent for 2012.

Profit Sharing Incentive Program

        In 2010 and 2011, Holdings suspended the profit sharing component of its qualified retirement savings plan and replaced it on a trial basis with a cash-based profit sharing incentive program, continuing with an award of 0-3% of eligible base salary. For employees at Corporate, awards were based on Holdings consolidated performance. For employees at Properties and HC&S, awards were based 50% on the respective business unit's performance and 50% on Holdings consolidated performance. The resulting payout percentages for 2011 performance were:

  •
  Holdings Corporate: 0 percent

  •
  Properties: 0 percent

  •
  Agribusiness: 1.5 percent

        For the 2012 performance year, Holdings had reverted to the profit sharing component of its qualified retirement savings plan. This component provided for discretionary contributions to participants' retirement savings account of up to 3 percent of compensation based on the degree of achievement of income before taxes as established in Holdings' annual Board approved operating plan.

No Perquisites

        Holdings had no NEO perquisites, with the exception of Company provided parking. The aggregate cost of providing perquisites to its NEOs in 2011 was less than $3,000.

Severance Plan and Change in Control Agreements

        Holdings provided a Severance Plan to all NEOs and Change in Control Agreements to four of the six NEOs, to retain talent during transitions due to a change in control or other covered event and to provide a competitive pay package. Change in Control Agreements promote the continuation of management to ensure a smooth transition in the event of a change in control. The separation will not constitute a change in control for purposes of the Severance Plan or the Change in Control Agreements. The Compensation Committee of Holdings designed the agreement to provide a competitively structured program, and yet be conservative overall in the amounts of potential award payouts. The Compensation Committee of Holdings' decisions regarding other compensation elements would be affected by the potential payouts under these arrangements, as the Committee considered how the terms of these arrangements and the other pay components interrelate. These agreements and the Severance Plan are described in further detail in "—Other Potential Post-Employment Payments" of this information statement.

Retiree Health and Medical Plan

        Holdings provided NEOs with the same retiree medical and life insurance benefits as are provided in general to all salaried non-bargaining unit employees who joined Holdings prior to January 1, 2008. These benefits aided in retaining long-term service employees and provide for health care costs in retirement. Holdings limited its contribution towards the monthly premium, based on the employee's age and years of service. The benefits from this plan are reflected in "—Other Potential Post-Employment Payments" of this information statement. The plan was amended effective January 1, 2012 to allow for the continued eligibility under the Retiree Health and Welfare Plan for employees hired prior to January 1, 2008.

Effect of Separation on Pay Elements

        As previously stated, the New A&B Compensation Committee has not yet been established and therefore has not established objectives or principles for New A&B's executive compensation program. However, it is anticipated that the New A&B Compensation Committee will establish objectives and principles substantially similar to the objectives and principles that Holdings maintained for its compensation program in 2011 and 2012, as described above. New A&B's compensation philosophy is expected to continue to place a heavy focus on pay for performance and compensation policies that will tie a significant portion of the NEO's compensation to performance and specified business objectives to ensure alignment with the interests of the Company's shareholders.

The Role of Survey Data

        Holdings used published survey data as a reference, but did not benchmark against specific companies within such surveys. Holdings operated in a number of different industries and therefore did not have a direct peer or comparative group. In addition, there were no companies that are considered directly comparable in business mix, size and geographic relevance. Accordingly, Holdings did not use data that was specific to any individual segment of Holdings' business but instead, based on the recommendation of Towers Watson, used data from six national and highly recognized published surveys representing a broad group of general industry companies similar in size to Holdings to assess Holdings' pay practices. The survey sources provided only one of the tools that the Committee used to assess appropriate pay levels. Internal equity, company performance, business unit performance, compensation philosophy, performance consistency, historical pay movement, pay mix, pay risk, economic environment and individual performance were also reviewed.

        The surveys used by Towers Watson in their base salary analysis, targeted total cash analysis and comparison of CEO pay to other NEOs included: Towers Watson 2011/2012 Top Management Compensation Survey, Hay General Market 2011 Executive Compensation Survey, 2011 Mercer U.S. Benchmark Database—Executive Compensation Survey, the Towers Watson U.S. CDB General Industry Executive Database 2011 Descriptive Statistics, the 2011 National Association for Real Estate Investment Trust (NAREIT) Compensation Survey and the Towers Watson 2011/2012 Report on Long-term Incentives, Policies and Practices. These surveys each represented between 300 to 2,400 companies, depending on the survey source. Towers Watson used data subsets in each survey that represent companies of similar size with revenues between $500 million and $2.5 billion. These data subsets provided compensation information for 40 to 200 companies, depending on the survey.

        Because of differences in the methodologies, timing of the release of survey results, cost of surveys and the type of data covered, each of the six nationally published surveys were not considered for all pay components. For salary and annual cash incentives, Towers Watson 2011/2012 Top Management Compensation Survey, Hay General Market 2011 Executive Compensation Survey, 2011 Mercer U.S. Benchmark Database—Executive Compensation Survey, the Towers Watson U.S. CDB General Industry Executive Database 2011 Descriptive Statistics and the 2011 NAREIT Compensation Survey were used. For target long-term incentives and internal equity comparisons, Towers Watson 2011/2012 Report on Long-term Incentives, Policies and Practices and the Towers Watson U.S. CDB General Industry Executive Database 2011 Descriptive Statistics were used because they provided the most current information at the time the analysis was conducted.

        In preparation for the separation, New A&B has preliminarily established a survey group for compensation benchmarking. The potential survey group was recommended by Towers Watson. The New A&B Board of Directors, however, will approve the final compensation survey group, which may differ from the following list: 2011 Towers Watson Top Management Survey, 2011 Towers Watson Report on LTI Policies and Practices, 2011 Towers Watson Executive Compensation Database, 2011

Hay Executive Survey, 2011 Mercer Executive Compensation Survey, and 2011 National Association for Real Estate Investment Trusts.

The Role of the Compensation Consultant

        The Compensation Committee of Holdings had selected and directly retained Towers Watson, an independent executive compensation consulting firm, to assist the Committee in:

  •
  Evaluating salary and incentive compensation levels,

  •
  Reviewing and suggesting executive pay plan design modifications,

  •
  Understanding current trends and legislative reform initiatives in the area of executive compensation, and

  •
  Assessing appropriate outside Board of Director pay levels and structuring.

        The executive compensation consultant reported directly to the Committee and took instructions from the Committee. The Committee Chair pre-approved all Towers Watson engagements, including the nature, scope and fees of assignments.

        Towers Watson took the following safeguards to ensure that its services were objective:

  •
  The individuals providing consulting services to the Committee were not personally involved in other services Towers Watson provided to Holdings;

  •
  The individuals providing consulting services to the Committee were not directly compensated for the total revenues that Towers Watson generated from Holdings;

  •
  Towers Watson's executive compensation consultant did not hold an equity stake in Holdings;

  •
  Other services, if any, were provided under a separate contractual arrangement;

  •
  Towers Watson's executive compensation consultant was not Towers Watson's client relationship manager on services provided to Holdings;

  •
  The Towers Watson consultant had direct access to all members of the Committee during and between meetings; and

  •
  Towers Watson consultants were required to adhere to a stringent code of conduct articulating their commitment to impartial advice.

        It is expected that post-separation, A&B's Compensation Committee will select a compensation consultant to assist the Committee as described above.

The Role of Management

        Management assisted the Compensation Committee of Holdings in its role of determining executive compensation in a number of ways, including:

  •
  Provided management's perspective on compensation plan structure and implementation,

  •
  Identified appropriate performance measures and establishing individual performance goals that were consistent with the Board approved operating plans and Holdings' strategic plan,

  •
  Provided the data used to measure performance against established goals, with the CEO providing perspective on individual executive performance and compensation amounts, and

  •
  Provided recommendations, based on information provided by Towers Watson, regarding pay levels for officers on the basis of plan formulas, salary structures and the CEO's assessment of individual officer performance.

        It is expected that post-separation, the role of management with respect to executive compensation will be substantially similar to that as described above.

Tax and Accounting Considerations

        In evaluating the compensation structure, the Compensation Committee of Holdings considered tax and accounting treatment, balancing the effects on the individual and Holdings. Section 162(m) of the Internal Revenue Code limits the tax deductibility of certain executive compensation in excess of $1,000,000 for any fiscal year, except for certain "performance based compensation." The Compensation Committee of Holdings did not necessarily limit executive compensation to that amount, but considered it as one factor in its decision making. The 2007 Incentive Compensation Plan (the "2007 Plan") had been structured to qualify for tax deductibility under Section 162(m), if certain conditions were met, though the Compensation Committee of Holdings reserved the right to determine whether to make use of the performance based compensation exception.

        It is expected that post-separation, tax and accounting considerations with respect to executive compensation will be substantially similar to that as described above.

Stock Ownership Guidelines

        To enhance shareholder alignment and ensure commitment to value enhancing longer-term decision making, Holdings had stock ownership guidelines. Executives were required to own a value of stock equal to the salary multiple below within a five-year period:

Position	Salary Multiple
CEO	5X
Other NEOs	3X

        All NEOs who were NEOs prior to the separation had met or exceeded the ownership guidelines and three executives who are becoming NEOs post-separation are expected to meet their ownership guidelines within the five-year period following separation.

        It is expected that post-separation, New A&B will implement stock ownership guidelines that will be substantially similar to that as described above.

Equity Granting Policy

        Equity awards were typically granted for current employees at the same time of year at the January Compensation Committee of Holdings meeting, and the meeting was generally scheduled on the fourth Wednesday of the month. Equity grants for new hires or promoted employees were approved at regularly scheduled Compensation Committee of Holdings meetings. The timing of these grants was made without regard to anticipated earnings or other major announcements by Holdings. The exercise price for stock option grants under the 2007 Plan was the closing price on the date of grant, as specified by the 2007 Plan.

        It is expected that post-separation, New A&B will adhere to an equity granting policy that will be substantially similar to that as described above.

Policy Regarding Speculative Transactions and Hedging

        Holdings had adopted a formal policy prohibiting directors, officers and employees from (i) entering into speculative transactions, such as trading in options, warrants, puts and calls or similar instruments, involving Holdings stock, or (ii) hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involving Holdings stock.

        It is expected that post-separation, New A&B will implement a formal policy regarding speculative transactions and hedging that will be substantially similar to that as described above.

Policy Regarding Recoupment of Certain Compensation

        Holdings adopted a formal "clawback" policy in 2011 for senior management, including all NEOs. Pursuant to such policy, Holdings would seek to recoup certain incentive compensation, including cash and equity bonuses based upon the achievement of financial performance metrics, from executives in the event that Holdings was required to restate its financial statements.

        It is expected that post-separation, New A&B will implement a formal policy regarding recoupment of certain compensations that will be substantially similar to that as described above.

Anticipated Compensation Program Following Separation

        The following table summarizes the compensation paid by Holdings to its Named Executive Officers in 2011, 2010 and 2009.

2011 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)		(j)
Stanley M. Kuriyama	2011	628,838	—	700,014	299,997	171,032	535,981	7,350	(6)	2,343,212
President and Chief Executive	2010	615,000		1,050,003	545,959	633,450	830,700	—		3,675,112
Officer of A&B Predecessor	2009	400,000		629,910	160,140	56,700	455,739	15,689		1,718,178
Christopher J. Benjamin	2011	429,450	—	454,975	195,000	304,875	263,880	7,350	(6)	1,655,530
President of A&B Land Group;	2010	408,750		350,012	181,988	477,423	271,120	200		1,689,493
President of A&B Properties, Inc.(1)	2009	365,625		332,453	84,517	86,063	162,731	17,121		1,048,510
Nelson N. S. Chun	2011	292,782	—	209,976	90,003	59,722	185,084	7,350	(6)	844,917
Senior Vice President, Chief Legal	2010	284,255		174,973	90,994	247,066	169,739	200		967,227
Officer of A&B Predecessor
Meredith J. Ching Senior Vice President, Government & Community Relations	2011	220,029	—	157,482	67,498	39,212	256,071	6,309	(6)	746,601
Paul K. Ito Vice President, Controller and Assistant Treasurer	2011	248,008	—	157,482	67,498	48,717	80,776	6,191	(6)	608,672
Son-Jai Paik Vice President, Human Resources	2011	231,699	—	157,482	67,498	39,211	48,579	6,951	(6)	551,420

(1)
Mr. Benjamin was appointed President of A&B Land Group and President of A&B Properties, Inc., effective September 1, 2011. He had been Senior Vice President, Chief Financial Officer and Treasurer of A&B Predecessor since 2006 and General Manager of HC&S since March 9, 2009.

(2)
Represents the grant-date fair value of time-based restricted stock units and the grant-date fair value of performance-based restricted stock units (assuming the target level of performance is attained) for the fiscal year identified in column (b). If maximum performance goals applicable to performance-based restricted stock units granted in 2011 were to be achieved, the values in this column with respect to 2011 would be as follows: Mr. Kuriyama, $1,100,017; Mr. Benjamin, $714,966; Mr. Chun, $329,956; Messrs. Ito, Paik and Ms. Ching, $247,477. For 2011, none of the performance-based restricted stock units, which represented 57% of the amount reflected in column (e), was earned.

(3)
Represents the grant-date fair value of options granted for the fiscal year identified in column (b) based on their Black-Scholes value on the date of grant. See Note 12 of the consolidated financial statements of the A&B Predecessor's 2011 Annual Report on Form 10-K regarding the assumptions underlying the valuation of equity awards.

(4)
Represents the NEO's award under the PIIP and the profit sharing incentive program for the fiscal year identified in column (b) payable in cash in February of the following year.

(5)
All amounts are attributable to the aggregate change in the actuarial present value of the NEO's accumulated benefit under all defined benefit and actuarial pension plans.

(6)
Includes: amounts contributed by Holdings to the Profit Sharing Retirement Plan ($7,350 for Messrs. Kuriyama, Benjamin, and Chun, $6,309 for Ms. Ching, $6,191 for Mr. Ito and $6,951 for Mr. Paik).

Grants of Plan-Based Awards

        The following table contains information concerning the equity and non-equity grants under Holdings' incentive plans during 2011 to the NEOs.

2011 GRANTS OF PLAN-BASED AWARDS

								All Other Stock Awards: Number of Shares of Stock or Units (#)(3)
									All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Stanley M. Kuriyama	1/26/11	285,053	570,105	1,140,210	4,923	9,845	19,690	7,384	33,632	40.63	1,000,012
Christopher J. Benjamin	1/26/11	129,780	259,560	519,120	3,200	6,399	12,798	4,799	21,861	40.63	649,975
Nelson N. S. Chun	1/26/11	66,360	132,719	265,438	1,477	2,953	5,906	2,215	10,090	40.63	299,979
Meredith J. Ching	1/26/11	46,680	93,359	186,718	1,108	2,215	4,430	1,661	7,567	40.63	224,980
Paul K. Ito	1/26/11	49,966	99,931	199,862	1,108	2,215	4,430	1,661	7,567	40.63	224,980
Son-Jai Paik	1/26/11	46,680	93,359	186,718	1,108	2,215	4,430	1,661	7,567	40.63	224,980

(1)
Amounts reflected in this section relate to estimated payouts under the PIIP. The value of the actual payouts is included in column (g) of the Summary Compensation Table.

(2)
Amounts in this section reflect performance-based restricted stock unit grants. Performance-based units were not earned based on below threshold performance in 2011.

(3)
Amounts in this section reflect time-based restricted stock unit grants.

(4)
Based upon the closing price of Holdings common stock on the date of grant.

        The PIIP was based on corporate, business unit and individual goals, depending on the executive's job responsibilities. Performance measures, weighting of goals and target opportunities are discussed in the CD&A section of this information statement.

        Under both the Alexander & Baldwin, Inc. 1998 Stock Option/Stock Incentive Plan (the "1998 Plan") and the 2007 Plan, Holdings had issued stock options that vested in equal increments over three years and had a maximum term of 10 years. They continued to vest and were exercisable for three years after disability, normal retirement at 65 or approved early retirement at 55 (with five years of service). Vesting automatically accelerated in the event of death and the executive's personal representative had up to 12 months to exercise the stock options. Stock options automatically vested either (1) immediately prior to the specified effective date of a change in control and remained exercisable up to the consummation of the event unless assumed by the successor corporation under the 1998 Plan or (2) on the specified effective date of a change in control if the participant is involuntarily terminated or awards were not assumed or replaced by the successor company. Under both plans, if an employee was terminated due to misconduct or engaged in conduct considered materially detrimental to the business, then the option terminated immediately. Under the 1998 Plan, if an employee who has been designated a Section 16 officer (which included all NEOs) ceased to be employed for any other reason the option could be exercised within six months of termination to the degree vested at the time of termination. Under the 2007 Plan, if an employee ceased to be employed for any other reason the option could be exercised within three months of termination to the degree vested at the time of termination. Stock options could be repriced under either plan without shareholder approval.

        Under the 2007 Plan, Holdings had issued time-based restricted stock units that vested in equal increments over three years. Time-based restricted stock units that were unvested automatically vested upon death or permanent disability. Time-based restricted stock units partially vested on a prorated basis upon normal retirement at 65 or approved early retirement at 55 (with five years of service). Upon the effective date of any change in control, any unvested restricted share units automatically vested if the participant was involuntarily terminated or awards were not assumed or replaced by the successor company.

        In January 2008 and 2009, under the 2007 Plan, Holdings issued performance based restricted stock units that vested at the end of one year and the number of shares that vest was determined on the basis of achieving pre-established corporate profit before income tax goals set at target, threshold and extraordinary performance goal levels. Grants of performance based restricted stock units made after January 2009 continued to have a one-year performance period, but vested in equal increments over three years, if earned during the performance period. Beginning in January 2008, grants included a ROIC measure weighted 35 percent, with pretax income goals weighted 65 percent. Actual performance at the target level resulted in earning 100 percent of the target award units. Actual performance at the threshold level resulted in earning 50 percent of the target award units. Actual performance below the threshold level resulted in no awards earned. Actual performance at the extraordinary level resulted in earning the maximum number of units equal to 200 percent of the target number of units. For actual performance between threshold, target and extraordinary, awards were determined on a prorated basis. If participants receiving a performance based restricted stock grant terminated employment prior to vesting for any reason other than death, permanent disability, normal retirement or approved early retirement, their awards would not vest. If a participant terminated due to death, permanent disability, normal retirement or approved early retirement, his or her award would be prorated on the basis of the number of full or partial months employed and the amount paid at the end of the performance period. If there was a change in control, any unvested performance based restricted share units automatically vested if the participant was involuntarily terminated or awards were not assumed or replaced by the successor company.

        Under the 2007 Plan, grantees received dividends on the full amount of restricted stock units granted, regardless of vesting, at the same rate as was payable on Holdings' common stock. However, for grants made on or after January 2010, payment of accrued dividend equivalents on performance based restricted stock units awards were made upon attainment of the applicable performance goals and were paid retroactively and prospectively according to the number of actual shares earned.

Outstanding Equity Awards at 2011 Fiscal Year-End

        The following table contains information concerning the outstanding equity awards owned by the NEOs.

 2011 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(16)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
(a)	(b)	(c)		(e)	(f)	(g)		(h)	(i)	(j)
Stanley M. Kuriyama	25,000			26.0050	1/21/2013	45,198	(11)	1,844,982	—
	30,400			33.5050	2/24/2014
	14,100			44.4450	1/25/2015
	12,600			52.5250	1/24/2016
	19,393			48.1900	1/23/2017
	33,830			45.3800	1/29/2018
	38,265	19,133	(1)	23.3300	1/27/2019
	27,573	55,148	(2)	33.0200	1/26/2020
	—	33,632	(3)	40.6300	1/25/2021
Christopher J. Benjamin	13,100			33.5050	2/24/2014	18,279	(12)	746,149	—	—
	9,900			44.4450	1/25/2015
	10,500			52.5250	1/24/2016
	15,514			48.1900	1/23/2017
	25,373			45.3800	1/29/2018
	20,195	10,098	(1)	23.3300	1/27/2019
	9,191	18,383	(4)	33.0200	1/26/2020
	—	21,861	(5)	40.6300	1/25/2021
Nelson N.S. Chun	4,000			31.7650	11/25/2013	9,017	(13)	368,074	—	—
	7,500			33.5050	2/24/2014
	3,500			44.4450	1/25/2015
	4,200			52.5250	1/24/2016
	7,757			48.1900	1/23/2017
	12,686			45.3800	1/29/2018
	10,629	5,315	(1)	23.3300	1/27/2019
	4,595	9,192	(6)	33.0200	1/26/2020
	—	10,090	(7)	40.6300	1/25/2021
Meredith J. Ching	6,000			26.0050	1/21/2013	6,174	(14)	252,023	—	—
	7,500			33.5050	2/24/2014
	2,800			44.4450	1/25/2015
	3,200			52.5250	1/24/2016
	3,879			48.1900	1/23/2017
	6,343			45.3800	1/29/2018
	5,314	2,658	(1)	23.3300	1/27/2019
	3,217	6,434	(8)	33.0200	1/26/2020
		7,567	(9)	40.6300	1/25/2021
Paul K. Ito	1,100			52.5250	1/24/2016	6,855	(15)	279,821	—	—
	1,800			42.2400	6/20/2016
	3,232			48.1900	1/23/2017
	6,343			45.3800	1/29/2018
	—	3,189	(1)	23.3300	1/27/2019
	3,676	7,353	(10)	33.0200	1/26/2020
	—	7,567	(9)	40.6300	1/25/2021
Son-Jai Paik	2,586			48.1900	1/23/2017	6,174	(14)	252,023	—	—
	5,286			45.3800	1/29/2018
	—	2,658	(1)	23.3300	1/27/2019
	—	6,434	(8)	33.0200	1/26/2020
	—	7,567	(9)	40.6300	1/25/2021

(1)
Vesting date of unexercisable options—1/28/2012.

(2)
Vesting date of unexercisable options—27,574 shares each on 1/27/2012 and 1/27/2013.

(3)
Vesting date of unexercisable options—11,210 shares on 1/26/2012 and 11,211 shares each on 1/26/2013 and 1/26/2014.

(4)
Vesting date of unexercisable options—9,191 shares on 1/27/2012 and 9,192 shares on 1/27/2013.

(5)
Vesting date of unexercisable options—7,287 shares each on 1/26/2012, 1/26/2013 and 1/26/2014.

(6)
Vesting date of unexercisable options—4,596 shares each on 1/27/2012 and 1/27/2013.

(7)
Vesting date of unexercisable options—3,363 shares each on 1/26/2012 and 1/26/2013 and 3,364 shares on 1/26/2014.

(8)
Vesting date of unexercisable options—3,217 shares each on 1/27/2012 and 1/27/2013.

(9)
Vesting date of unexercisable options—2,522 shares each on 1/26/2012 and 1/26/2013 and 2,523 shares on 1/26/2014.

(10)
Vesting date of unexercisable options—3,676 shares on 1/27/2012 and 3,677 shares on 1/27/2013.

(11)
Vesting date of unrestricted stock—4,500 shares on 1/28/2012; 4,543 shares each on 1/27/2012 and 1/27/2013; 2,461 shares each on 1/26/2012 and 1/26/2013 and 2,462 shares on 1/26/2014. Includes performance—based units earned as stock grants at 200% based on corporate performance at extraordinary for 2010: 12,114 shares each on 1/27/2012 and 1/27/2013.

(12)
Vesting date of unrestricted stock—2,375 shares on 1/28/2012; 1,514 shares on 1/27/2012 and 1,515 shares on 1/27/2013; 1,599 shares on 1/26/2012 and 1,600 shares each on 1/26/2013 and 1/26/2014. Includes performance—based units earned as stock grants at 200% based on corporate performance at extraordinary for 2010: 4,038 shares each on 1/27/2012 and 1/27/2013.

(13)
Vesting date of unrestricted stock—1,250 shares on 1/28/2012; 757 shares each on 1/27/2012 and 1/27/2013; 738 shares each on 1/26/2012 and 1/26/2013 and 739 shares on 1/26/2014. Includes performance—based units earned as stock grants at 200% based on corporate performance at extraordinary for 2010: 2,018 shares on 1/27/2012 and 2,020 shares on 1/27/2013.

(14)
Vesting date of unrestricted stock—625 shares on 1/28/2012; 530 shares each on 1/27/2012 and 1/27/2013; 553 shares on 1/26/2012 and 554 shares each on 1/26/2013 and 1/26/2014. Includes performance—based units earned as stock grants at 200% based on corporate performance at extraordinary for 2010: 1,414 shares each on 1/27/2012 and 1/27/2013.

(15)
Vesting date of unrestricted stock—750 shares on 1/28/2012; 606 shares each on 1/27/2012 and 1/27/2013; 553 shares on 1/26/2012 and 554 shares each on 1/26/2013 and 1/26/2014. Includes performance—based units earned as stock grants at 200% based on corporate performance at extraordinary for 2010: 1,616 shares each on 1/27/2012 and 1/27/2013.

(16)
Market value of stock not vested based on the closing stock price at year end.

Option Exercises and Stock Vested

        The following table contains information concerning option exercises and stock awards for the NEOs.

OPTION EXERCISES AND STOCK VESTED FOR 2011

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Stanley M. Kuriyama	22,000	300,665	23,115	941,644
Christopher J. Benjamin	10,000	100,450	10,845	439,670
Nelson N. S. Chun	—	—	5,950	240,966
Meredith J. Ching	6,500	104,780	3,261	132,461
Paul K. Ito	6,377	140,166	3,942	160,002
Son-Jai Paik	8,531	123,508	3,582	145,320

        The value realized in column (e) was calculated based on the market value of Holdings common stock on the vesting date. No amounts realized upon exercise of options or vesting of stock have been deferred. The options exercised by Mr. Kuriyama were set to expire in January 2012.

Pension Benefits

        The following table contains information concerning pension benefits for the NEOs at the end of 2011.

 PENSION BENEFITS FOR 2011

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Stanley M. Kuriyama	A&B Retirement Plan for Salaried Employees	20.0	884,196	—
	A&B Excess Benefits Plan	20.0	2,723,527	—
Christopher J. Benjamin	A&B Retirement Plan for Salaried Employees	10.4	286,529	—
	A&B Excess Benefits Plan	10.4	750,376	—
Nelson N. S. Chun	A&B Retirement Plan for Salaried Employees	8.2	377,635	—
	A&B Excess Benefits Plan	8.2	477,524	—
Meredith J. Ching	A&B Retirement Plan for Salaried Employees	29.6	1,096,902	—
	A&B Excess Benefits Plan	29.6	403,234	—
Paul K. Ito	A&B Retirement Plan for Salaried Employees	6.8	132,304	—
	A&B Excess Benefits Plan	6.8	72,424	—
Son-Jai Paik	A&B Retirement Plan for Salaried Employees	5.0	88,235	—
	A&B Excess Benefits Plan	5.0	40,896	—

        Actuarial assumptions used to determine the present values of the retirement benefits include: Discount rates for qualified and non-qualified retirement plans of 4.8 percent and 3.9 percent, respectively; 2012 Applicable Mortality Table and PPA 3-segment lump sum interest rates (with 39 percent marginal tax rate adjustment) of 1.21 percent (for first 5 years), 2.74 percent (next 15 years) and 3.54 percent (years in excess of 20) used for the Excess Benefits Plan; and age 62 (or current age, if greater) is the assumed retirement age. Qualified benefits are assumed to be paid on a life annuity basis. The Excess Benefits Plan benefits are paid as a lump sum equal to the present value of the benefit assumed to be paid on a life annuity basis.

A&B Retirement Plan for Salaried Employees

        The A&B Retirement Plan provided retirement benefits to Holdings' salaried employees who were not subject to collective bargaining agreements. In November 2011, after a review of current and evolving industry and peer practices and employee total compensation and benefit packages, Holdings froze the benefits that had accumulated under the Qualified Retirement Plans for those salaried non-bargaining unit employees who joined the Company before January 1, 2008 and transitioned to the same cash balance formula applicable to employees who joined the Company after January 1, 2008.

        Previous retirement benefits were based on participants' average monthly compensation in the five highest consecutive years of their final 10 years of service. Compensation includes base salary, overtime pay and one-year bonuses. The amounts were based on an ordinary straight life annuity payable at normal retirement age. An employee vested after five years of service with Holdings. The normal retirement age was 65. An employee could take early retirement at age 55 or older, if the employee had already completed at least five years of service with Holdings. If an employee retired early, the same formula for normal retirement was used, although the benefit would be reduced for commencement before age 62 because the employee would receive payment early over a longer period of time. Each of Mr. Kuriyama, Ms. Ching and Mr. Chun are eligible for early retirement.

        Effective January 1, 2012, a cash balance formula was in effect, which provided a retirement benefit equal to 5 percent of an employee's eligible cash compensation, for each year worked, plus interest that accrued over the employee's career.

        It is expected that post-separation, New A&B will continue to provide for a retirement plan for salaried employees that is substantially similar to that as described above.

A&B Excess Benefits Plan

        The Excess Benefits Plan, which was not available to executives who joined Holdings after December 31, 2007, was adopted to help Holdings meet its objectives for retirement plans, including assisting employees with retirement income planning, increasing the attractiveness of employment with Holdings and attracting mid-career executives. The Excess Benefits Plan worked together with the Qualified Retirement Plans and Profit Sharing Retirement Plan to provide benefits and contributions in an amount equal to what otherwise would have been provided using the Qualified Retirement Plans' formulas except for the contribution, compensation and benefits limits imposed by tax law. Under the Profit Sharing Retirement Plan, amounts were credited to executives' accounts, to be payable after the executive's separation from service. Benefits based on the Qualified Retirement Plans were also payable after the executive's separation from service. In November 2011, Holdings also froze the benefits that had accumulated under the Excess Benefits Plan, effective January 1, 2012. In conjunction with the freeze of benefit accruals under the traditional defined benefit formula, an Excess Benefit for the cash-balance formula was implemented for eligible employees in January 2012. All NEOs participated in the Excess Benefits Plan.

        It is expected that post-separation, New A&B will continue to provide for an excess benefits plan that is substantially similar to that as described above.

 2011 NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
(a)	(b)	(c)	(d)		(e)	(f)
Stanley M. Kuriyama	—	—	2,498	(2)	—	44,629
Christopher J. Benjamin	—	—	135		—	7,841
Nelson N. S. Chun	—	—	272	(2)	—	4,868
Meredith J. Ching	—	—	—		—	—
Paul K. Ito	—	—	—		—	—
Son-Jai Paik	—	—	—		—	—

(1)
Contributions, if any, reflect amounts paid in 2011 based on 2010 deferrals. These amounts are reported in the Summary Compensation Table as 2010 compensation.

(2)
Includes the change in value of common stock equivalent units.

(3)
Aggregate balances as of the last fiscal year, to the extent they include common stock equivalent units, are based on the closing price of the Company's stock at December 31, 2011.

        Executives that formerly received awards under the Three-Year Performance Improvement Incentive Plan maintained by A&B Predecessor (the "Three-Year PIIP") were able to defer up to 100 percent of their PIIP or Three-Year PIIP award payouts to a future date in the form of cash and/or stock equivalent units. Any cash amounts that were deferred are credited with annually compounded interest equal to the New York Reserve Bank discount rate effective as of January 15 of each year within the deferral period plus 1 percent. Stock equivalent units are credited with dividends and are reinvested to purchase additional common stock equivalents valued at fair market value until such time as the deferral account is paid. Cash payments under the plan are made in a single lump sum or in installments at the election of the participant over a designated period. No awards have been made under the Three-Year PIIP since 2008.

Other Potential Post-Employment Payments

Change in Control Agreements

        Holdings has Change in Control Agreements with four of the six NEOs in order to encourage their continued employment with Holdings by providing them with greater security in the event of termination of their employment following a change in control of Holdings. Holdings had adopted a participation policy that extends these agreements to only senior level executives whose employment would be most likely at risk upon a change in control. Each Change in Control Agreement has an initial one-year term and is automatically extended at the end of each term for a successive one-year period, unless terminated by Holdings. The Change in Control Agreements provide for certain severance benefits if the executive's employment is terminated by Holdings without "cause" or by the executive for "good reason" following a "Change in Control Event" of Holdings, as defined by Internal Revenue Code Section 409A. Upon termination of employment, the executive would be entitled to receive a lump-sum severance payment equal to two times the sum of the executive's base salary and target bonus, plus certain awards and amounts under various Holdings incentive and deferred compensation plans, and an amount equal to the spread between the exercise price of outstanding options held by the executive and the fair market value at the time of termination. In addition, Holdings will maintain all (or provide similar) employee benefit plans for the executive's continued benefit for a period of two years after termination. Holdings would also reimburse executives for individual outplacement counseling services. These were "double trigger" agreements where no payments would be made and long-term incentives would not accelerate unless both a change in control and a qualifying termination of employment occurred. No tax gross-ups are provided under these agreements.

        Pursuant to the Change in Control Agreements, if there was a potential change in control of Holdings, the executive agreed to remain in the employ of Holdings until the earliest of (1) a date six months after the occurrence of the potential change in control, (2) the termination of the executive's employment by reason of disability or retirement, or (3) the occurrence of a change in control of Holdings.

        It is expected that post-separation, New A&B will continue to provide for Change in Control Agreements that are substantially similar to those described above.

Executive Severance Plan

        Holdings also maintained the Severance Plan that covers the NEOs. The purpose of the Severance Plan was to retain key employees and to encourage such employees to use their best business judgment in managing Holdings' affairs. The Severance Plan continued from year to year, subject to a periodic review by the Board of Directors. The Severance Plan provided certain severance benefits if a designated executive is involuntarily terminated without "cause" or laid off from employment as part of a job elimination/restructuring or reduction in force. Upon such termination of employment, the executive would be entitled to receive an amount equal to six months' base salary, payable in equal installments over a period of one year, and designated benefits. If the executive executed an acceptable release agreement, the executive would receive additional benefits, including an additional six months of base salary and designated benefits, reimbursement for outplacement counseling services and a prorated share of incentive plan awards at target levels that would have been payable to the executive had he or she remained employed until the end of the applicable performance period.

        It is expected that post-separation, New A&B will continue to provide executive severance plans that are substantially similar to those described above.

Voluntary Resignation

        If the executive voluntarily resigned from Holdings, no amounts were payable under the PIIP. The executive may have been entitled to receive retirement and retiree health and medical benefits to the extent those benefits had been earned or vested under the provisions of the plans. The executive had up to three to six months after termination to exercise stock options to the degree vested at the time of termination. In addition, the executive would be entitled to any amounts voluntarily deferred (and the earnings accrued) under the deferred compensation plan and the Profit Sharing Retirement Plan. If applicable, the executive would forfeit any bonus under the Restricted Stock Bonus Plan and the original deferred shares may be repurchased by Holdings at the lower of the then fair market value of the shares or the amount of the award applied to the acquisition of the restricted shares. The Restricted Stock Bonus Plan previously allowed executives receiving awards under the PIIP to receive up to 50 percent of the award in restricted stock, with the possibility of receiving a matching grant of up to 50 percent of additional shares of restricted stock or stock equivalent units. In general, all shares paid in restricted stock and any related matching shares granted under the plan did not fully vest until the end of a three-year vesting period. That plan was no longer in effect, but the final portion of the matching grants awarded in 2008 vested in 2011.

        Other benefits, as described in the CD&A section of this information statement, may include participation in the A&B Retirement Plan and the Excess Benefits Plan.

        The following tables show the potential value to each executive under various termination related scenarios.

 EXECUTIVE TERMINATION SCENARIOS

Components	Change in Control w/Termination ($)		Termination w/o cause ($)(1)		Termination w/cause ($)		Voluntary Resignation ($)		Retirement ($)(2)	Death ($)		Disability ($)(3)	Early Retirement ($)(4)
Stanley M. Kuriyama
Cash Severance	2,977,215		1,203,555		—		—		—	—		—	—
Retirement Benefits(5)	814,005		148,329		148,329		148,329		Not yet eligible	200,288		—	148,329
	70,503	(6)	70,503	(6)	70,503	(6)	70,503	(6)		(290,097)	(6)(7)	—	70,503	(6)
Health & Welfare Benefits	43,224		17,126		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	3,094,124		—		—		—		Not yet eligible	2,021,892		1,250,712	1,250,712	(9)
Total (lump sum)	6,938,568		1,379,010		148,329		148,329		—	2,222,180		1,250,712	1,399,041
Total (annuity)	70,503		70,503		70,503		70,503		—	(290,097)		—	70,503
Christopher J. Benjamin
Cash Severance	1,643,880		692,160		—		—		—	—		—	—
Retirement Benefits(5)	410,251		(169,898)	(7)	(169,898)	(7)	(169,898)	(7)	Not yet eligible	(159,396)	(7)	—	Not yet eligible
	(55,811)	(6)(7)	(55,811)	(6)(7)	(55,811)	(6)(7)	(55,811)	(6)(7)	—	(185,960)	(6)(7)	—	—
Health & Welfare Benefits	30,012		13,823		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	1,367,675		—		—		—		Not yet eligible	993,572		669,417	Not yet eligible
Total (lump sum)	3,461,818		546,085		(169,898)		(169,898)		—	834,176		669,417	—
Total (annuity)	(55,811)		(55,811)		(55,811)		(55,811)		—	(185,960)		—	—
Nelson N. S. Chun
Cash Severance	988,016		427,649		—		—		—	—		—	—
Retirement Benefits(5)	239,643		30,062		30,062		30,062		Not yet eligible	39,245		—	30,062
	31,061	(6)	31,061	(6)	31,061	(6)	31,061	(6)	—	(136,755)	(6)(7)	—	31,061	(6)
Health & Welfare Benefits	35,956		15,275		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	672,417		—		—		—		Not yet eligible	486,686		320,112	320,112	(9)
Total (lump sum)	1,946,031		482,986		30,062		30,062		—	525,931		320,112	350,174
Total (annuity)	31,061		31,061		31,061		31,061		—	(136,755)		—	31,061
Meredith J. Ching
Cash Severance	746,874		326,757		—		—		—	—		—	—
Retirement Benefits(5)	160,652		(715)	(7)	(715)	(7)	(715)	(7)	Not yet eligible	6,567		—	(715)	(7)
	28,660	(6)	28,660	(6)	28,660	(6)	28,660	(6)	—	(411,051)	(6)(7)	—	28,660	(6)
Health & Welfare Benefits	22,718		9,804		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	453,631		—		—		—		Not yet eligible	322,261		224,150	224,150
Total (lump sum)	1,393,875		345,846		(715)		(715)		—	328,828		224,150	223,435
Total (annuity)	28,660		28,660		28,660		28,660		—	(411,051)		—	28,660
Paul K. Ito
Cash Severance	349,758		349,758		—		—		—	—		—	—
Retirement Benefits(5)	43,845		(16,265)	(7)	(16,265)	(7)	(16,265)	(7)	Not yet eligible	(15,249)	(7)	—	Not yet eligible
	(25,771)	(6)(7)	(25,771)	(6)(7)	(25,771)	(6)(7)	(25,771)	(6)(7)		(81,775)	(6)(7)
Health & Welfare Benefits	12,640		12,640		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	498,076		—		—		—		Not yet eligible	350,214		235,647	Not yet eligible
Total (lump sum)	914,318		356,133		(16,265)		(16,265)		—	334,965		235,647	—
Total (annuity)	(25,771)		(25,771)		(25,771)		(25,771)		—	(81,775)		—	—
Son-Jai Paik
Cash Severance	326,757		326,757		—		—		—	—		—	—
Retirement Benefits(5)	29,690		(9,346)	(7)	(9,346)	(7)	(9,346)	(7)	Not yet eligible	(8,775)	(7)	—	Not yet eligible
	(17,187)	(6)(7)	(17,187)	(6)(7)	(17,187)	(6)(7)	(17,187)	(6)(7)	—	(88,235)	(6)(7)	—	—
Health & Welfare Benefits	8,686		8,686		—		—		—	—		—	—
Outplacement Counseling	10,000		10,000		—		—		—	—		—	—
Long-Term Incentives(8)	453,631		—		—		—		Not yet eligible	322,261		224,150	Not yet eligible
Total (lump sum)	828,764		336,097		(9,346)		(9,346)		—	313,486		224,150	—
Total (annuity)	(17,187)		(17,187)		(17,187)		(17,187)		—	(88,235)		—	—

(1)
Assumes execution of an acceptable release agreement as provided by the Severance Plan.

(2)
An executive may retire at age 62 with unreduced retirement benefits under Qualified Retirement Plans.

(3)
If an NEO is disabled, he will continue to accrue pension benefits as long as he is continuously receiving disability benefits under A&B's sickness benefits plan or long-term disability benefit plan. Should the NEO stop receiving disability benefits, the accrual of credited vesting service and credited benefit service will cease. Upon the later of attainment of age 65 or the date at which he is no longer eligible for disability benefits, the NEO will be entitled to receive a retirement benefit based on (a) his years of credited benefit service including the period while he had been receiving disability benefits and (b) his compensation determined as if he continued to receive his rate of pay in effect just prior to his becoming disabled for the period he was receiving disability benefits.

(4)
Employees may elect "Early Retirement" upon attaining 55 years of age, with five years of service or more.

(5)
Retirement Benefits figures are incremental to the values shown in the Pension Benefits Table, which uses a different set of assumptions as described in the related narrative.

(6)
Present value of amount paid as an annuity.

(7)
The Retirement Benefits figures are incremental to the values shown in the Pension Benefits Table. Under certain termination scenarios, benefits reflected in the Pension Benefits Table under the various retirement plans are forfeited, resulting in a negative value.

(8)
Includes the gain on accelerated stock options and the value of accelerated restricted stock units.

(9)
An NEO receives continued three-year vesting of stock options; see Outstanding Equity Awards at Fiscal Year-End table in this information statement for vested and unvested equity awards.

        All amounts shown are lump-sum payments, unless otherwise noted. Assumptions used in the tables above include: Discount rates for qualified and non-qualified retirement plans of 4.8 percent and 3.9 percent, respectively; PPA 3-segment lump sum interest rates (with 39 percent marginal tax rate adjustment) of 1.21 percent (for first 5 years), 2.74 percent (next 15 years) and 3.54 percent (years in excess of 20) used for Excess Benefits Plan; PPA 3-segment lump sum interest rates (with applicable transition weightings and 39 percent marginal tax rate adjustment) of 1.31 percent (for first 5 years), 2.78 percent (next 15 years) and 3.40 percent (years in excess of 20) used for change in control lump sums under Excess Benefits Plan; certain mortality assumptions; and a stock price of $40.82. Qualified benefits are assumed to be paid on a life annuity basis. Excess Benefits Plan benefits are paid as a lump sum equal to the present value of the benefit assumed to be paid on a life annuity basis.

        Statements in this section that are not historical facts are "forward looking statements" that involve a number of risks and uncertainties that could cause results to differ materially from those contemplated by the relevant forward looking statement.

 SECURITY OWNERSHIP OF MANAGEMENT, DIRECTORS AND PRINCIPAL SHAREHOLDERS

        As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Holdings. After the separation, Holdings will not own any shares of our common stock.

        The following tables provide information with respect to the anticipated beneficial ownership of our common stock, following consummation of the distribution, by:

  •
  each of shareholder who is expected to beneficially own more than 5% of New A&B's outstanding common stock;

  •
  each person expected to serve on our board of directors as of the distribution date;

  •
  each person named in the Summary Compensation Table; and

  •
  all of our executive officers and directors as a group.

        Except as otherwise noted below, we based the share amounts on each person's beneficial ownership of Holdings' common stock on June 4, 2012, giving effect to a distribution ratio of one share of our common stock for every one share of Holdings common stock held by such person.

        To the extent our directors and executive officers own Holdings common stock on the record date, they will participate in the distribution on the same terms as other holders of Holdings common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

        Immediately following the separation, we estimate that approximately 42.3 million shares of our common stock will be issued and outstanding, based on the number of shares of Holdings common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the separation will be determined on the record date.

Stock Ownership of Certain Beneficial Owners

        We anticipate, based on information to our knowledge as of June 8, 2012, that the following entities will beneficially own more than 5% of our common stock after the separation.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percent of Class
Pershing Square Capital Management L.P. 888 Seventh Avenue, 42nd Floor New York, NY 10019	3,561,943	(a)	8.5%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,024,946	(b)	7.3%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,488,864	(c)	6.0%
The London Company 1801 Bayberry Court, Suite 301 Richmond, VA 23226	2,111,790	(d)	5.1%

(a)
As reported in Amendment No. 2 to Schedule 13D dated December 13, 2011 (the "Pershing 13D") filed with the SEC. According to the Pershing 13D, Pershing Square Capital Management L.P. and its affiliates have shared voting power and shared dispositive power over all 3,561,943 shares, and does not have sole voting or sole dispositive power over any shares. As reported in the Pershing 13D, William A. Ackman is the natural person considered to have voting and investment power over the shares.

(b)
As reported in Amendment No. 2 to the Schedule 13G dated February 10, 2012 (the "Dimensional Fund 13G") filed with the SEC. According to the Dimensional Fund 13G, Dimensional Fund Advisors LP has sole voting power over 2,951,236 shares and sole dispositive power over all 3,024,946 shares (subject to the provision of Note 1 of the Dimensional Fund 13G), and does not have shared voting or shared dispositive power over any shares.

(c)
As reported in Amendment No. 2 to Schedule 13G dated January 20, 2012 (the "BlackRock 13G") filed with the SEC. According to the BlackRock 13G, BlackRock, Inc. has sole voting power and sole dispositive power over all 2,488,864 shares, and does not have shared voting or shared dispositive power over any shares.

(d)
As reported in Schedule 13G dated January 10, 2012 (the "London Company 13G") filed with the SEC. According to the London Company 13G, London Company has sole voting power and sole dispositive power over 2,076,407 shares, has shared dispositive power over 35,383 shares and no shared voting power over any shares.

Security Ownership of Directors and Executive Officers

Name or Number in Group	Number of Shares Owned	Stock Options	Total	Percent of Class
W. Allen Doane	42,653	335,859	378,512	0.9
Walter A. Dods, Jr.	69,964	27,000	96,964	0.2
Charles G. King	15,136	27,000	42,136	0.1
Douglas M. Pasquale	16,358	8,000	24,358	0.1
Jeffrey N. Watanabe	11,471	27,000	38,471	0.1
Stanley M. Kuriyama	121,144	259,078	380,222	0.9
Christopher J. Benjamin	54,800	109,749	164,549	0.4
Meredith J. Ching	24,371	46,650	71,021	0.2
Nelson N. S. Chun	31,612	64,141	95,753	0.2
Paul K. Ito	10,077	25,538	35,615	0.1
Son-Jai Paik	967	16,269	17,236	—

 DESCRIPTION OF CAPITAL STOCK

Overview

        The following is a summary of information concerning New A&B's capital stock, including certain provisions of New A&B's charter and New A&B's bylaws, and certain provisions of Hawaii law. The following descriptions do not purport to be complete statements of the relevant provisions of New A&B's charter, New A&B's bylaws or applicable Hawaiian law. This summary is qualified in its entirety by reference to those documents, which you must read for complete information on the terms of New A&B's capital stock. New A&B's charter and New A&B's bylaws will be included as exhibits to New A&B's registration statement on Form 10, of which this information statement is a part.

Authorized Capital Stock

        Immediately following the distribution, New A&B's authorized capital stock will consist of: 150,000,000 shares of common stock, without par value, and 15,000,000 shares of preferred stock, without par value.

Common Stock

Shares Outstanding

        Immediately following the distribution, New A&B estimates that approximately 42.3 million shares of New A&B common stock will be issued and outstanding, based on the number of shares of Holdings common stock expected to be outstanding as of the record date. In addition, New A&B expects that approximately 4.2 million shares of New A&B common stock will be reserved for issuance upon the exercise of outstanding New A&B options. The actual number of shares of New A&B common stock outstanding immediately following the distribution will depend on the actual number of shares of Holdings common stock outstanding on the record date and will reflect any issuance of new shares of Holdings common stock pursuant to Holdings equity plans, including from the exercise of stock options, in each case on or prior to the record date.

        Upon completion of the distribution, all of the outstanding shares of New A&B common stock will be validly issued, fully paid and non-assessable.

Dividends

        Holders of shares of New A&B common stock are entitled to receive dividends when, as and if declared by New A&B's Board of Directors out of funds legally available for that purpose, subject to (i) any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends and (ii) the Maritime Restrictions as described under "—Jones Act-Related Provisions" beginning on page 145. Future dividends are dependent on New A&B's earnings, financial condition, cash flow and business requirements, as determined by New A&B's Board of Directors at that time. New A&B currently does not anticipate paying any dividends and presently intends to retain future earnings, if any, to invest in attractive real estate opportunities and to finance its core real estate and agriculture businesses. All decisions regarding New A&B's payment of dividends will be made by New A&B's Board of Directors from time to time in accordance with applicable law.

Voting Rights

        The holders of New A&B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of New A&B's shareholders. The voting rights are subject to the Maritime Restrictions as described under "—Jones Act-Related Provisions" beginning on page 145.

There are no cumulative voting rights. Shareholders entitled to vote at a meeting of shareholders may vote by proxy.

Other Rights

        Upon New A&B's liquidation, dissolution or winding-up, after payment or provision for payment of New A&B's debts and other liabilities, the holders of New A&B common stock are entitled to share ratably in all of New A&B's assets available for distribution to New A&B's shareholders, subject to the Maritime Restrictions as described under "—Jones Act-Related Provisions."

        No shares of New A&B common stock are subject to redemption or have preemptive rights to purchase additional shares of New A&B common stock or any other of New A&B's securities. There are no subscription rights, conversion rights or sinking fund provisions applicable to New A&B common stock.

Preferred Stock

        A&B's Board of Directors has the authority, without action by New A&B's shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of preferred stock, which may be greater than the rights of New A&B common stock. It is not possible to state the actual effect of the issuance of any shares of New A&B's preferred stock upon the rights of holders of New A&B common stock until New A&B's Board of Directors determines the specific rights of the holders of New A&B's preferred stock. However, the effects of the issuance of any shares of New A&B's preferred stock upon the rights of holders of New A&B common stock might include, among other things:

  •
  restricting dividends on New A&B common stock,

  •
  diluting the voting power of New A&B common stock,

  •
  impairing the liquidation rights of New A&B common stock, and

  •
  delaying or preventing a change in control without further action by New A&B's shareholders.

        Upon completion of the distribution, no shares of New A&B's preferred stock will be outstanding, and New A&B has no present plans to issue any shares of preferred stock.

Jones Act-Related Provisions

        As described below, New A&B's charter and New A&B's bylaws include certain restrictions which are designed to prevent certain situations from occurring that could jeopardize our eligibility as a U.S. citizen under the Jones Act, and therefore, our ability to engage in the Coastwise Trade.

Board and Management Restrictions

        New A&B's bylaws require that: (i) New A&B's Chairman of the Board and chief executive officer, by whatever title, be U.S. citizens; (ii) not more than a minority of the minimum number of directors of the Board of Directors necessary to constitute a quorum of the Board of Directors (or such other portion as the Board of Directors may determine to be necessary to comply with the applicable U.S. maritime and vessel documentation laws) be non-U.S. citizens; and (iii) not more than a minority of the minimum number of directors of any committee of the Board of Directors necessary to constitute a quorum of such committee (or such other portion as the Board of Directors may determine to be necessary to comply with the applicable U.S. maritime and vessel documentation laws) be non-U.S. citizens.

Maritime Restrictions

        New A&B's charter subjects the shares of New A&B common stock to certain transfer and ownership restrictions (collectively, the "Maritime Restrictions"). The following is a summary of the Maritime Restrictions.

        1.     General

        In order to ensure New A&B's continued compliance with the Jones Act, New A&B's charter limits the aggregate ownership (record or beneficial) or control of shares of New A&B common stock by non-U.S. citizens (as such term is determined by the applicable U.S. maritime and vessel documentation laws for purposes of Coastwise Trade) to 22% of the total issued and outstanding shares. We refer to such percentage limitation on foreign ownership of shares of New A&B common stock as the "Maximum Permitted Percentage" and any such shares owned by non-U.S. citizens in excess of the Maximum Permitted Percentage as "Excess Shares." To the extent the applicable U.S. maritime and vessel documentation laws are amended to change the legal foreign ownership maximum percentage, New A&B's charter provides that the Maximum Permitted Percentage will automatically be changed to a percentage that is three percentage points lower than the legal foreign ownership maximum percentage, as amended. In the event New A&B is subject to any other U.S. federal law that restricts the ownership of shares of New A&B common stock by non-U.S. citizens, New A&B's Board of Directors will have discretion to impose ownership restrictions and other provisions that are substantially consistent with such applicable law on the shares of New A&B common stock (as long as such restrictions and other provisions are no more restrictive than the Maritime Restrictions). In addition, New A&B's charter provides that a person will not be deemed to be a "record owner," "beneficial owner" or "controller" of shares of New A&B common stock if the Board of Directors of New A&B determines, in good faith, that such person is not an owner of such shares in accordance with and for the purposes of the applicable U.S. maritime and vessel documentation laws.

        2.     Restriction on Transfers of Excess Shares

        New A&B's charter provides that any purported transfer of any shares of New A&B common stock that would result in the aggregate ownership of shares of New A&B common stock by non-U.S. citizens in excess of the Maximum Permitted Percentage will be void and ineffective, and neither New A&B nor its transfer agent will register any such purported transfer on the stock transfer records of New A&B or recognize any such purported transferee as a shareholder of New A&B for any purpose (including for purposes of voting, dividends and distributions), except to the extent necessary to effect the remedies available to New A&B under New A&B's charter (as described under "—3. Additional Remedies for Exceeding the Maximum Permitted Percentage" and "—4. Redemption of Excess Shares" below).

        3.     Additional Remedies for Exceeding the Maximum Permitted Percentage

        In the event such restrictions voiding purported transfers would be ineffective for any reason, New A&B's charter provides that if any transfer (a "Proposed Transfer") to a transferee (a "Proposed Transferee") would otherwise result in the ownership by non-U.S. citizens of an aggregate number of shares of New A&B common stock in excess of the Maximum Permitted Percentage, such Excess Shares will automatically be transferred to a trust for the exclusive benefit of one or more charitable beneficiaries that are U.S. citizens. The Proposed Transferee will not acquire any rights in the Excess Shares transferred into the trust.

        New A&B's charter also provides that the above trust transfer provisions apply to (i) any change in the status (a "Status Change") of an owner of shares of New A&B common stock from a U.S. citizen to a non-U.S. citizen (a "Disqualified Person") that results in non-U.S. citizens, in the aggregate, owning shares of New A&B common stock in excess of the Maximum Permitted Percentage and (ii) any issuance of shares of New A&B common stock (a "Deemed Original Issuance" and, together with a Proposed Transfer and a Status Change, each, a "Restricted Event") to a non-U.S. citizen (a "Disqualified Recipient" and, together with a Proposed Transferee and Disqualified Person, a "Restricted Person") that would result in non-U.S. citizens, in the aggregate, owning shares of New A&B common stock in excess of the Maximum Permitted Percentage.

        The automatic transfer will be deemed to be effective as of immediately before the consummation of the Restricted Event. Shares of New A&B common stock held in the trust will remain issued and outstanding shares. Any Restricted Person will not profit from ownership of any shares of New A&B common stock held in the trust, will have no rights to dividends or distributions and will have no rights to vote or other rights attributable to the shares of New A&B common stock held in the trust. The trustee of the trust, who will be a U.S. citizen chosen by New A&B and unaffiliated with New A&B or any owner of such Excess Shares, will have all voting rights and rights to dividends or other distributions with respect to Excess Shares held in the trust. The trustee of the trust may rescind as void any vote given by a holder with respect to Excess Shares and revoke any proxy given by such holder with respect to Excess Shares and recast such vote or resubmit such proxy for the benefit of the charitable beneficiary of such trust, unless prohibited from doing so by applicable law or New A&B has already taken corporate action in respect of which such vote was cast or proxy was given. These rights will be exercised by the trustee of the trust for the exclusive benefit of the charitable beneficiary of such trust. In each case, any dividend or distribution authorized and paid by New A&B to a Restricted Person with respect to such Restricted Person's Excess Shares after the automatic transfer of such Excess Shares into a trust must be paid by the Restricted Person to the trustee. Any dividend or distribution authorized with respect to any Excess Shares after the automatic transfer of such Excess Shares into the trust but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for distribution to the charitable beneficiary. The amount of any such dividends or distribution received by a Restricted Person with respect to Excess Shares and not paid to the trustee may be withheld by the trustee from the proceeds of the sale of such Excess Shares remitted to such Restricted Person (as further described below).

        Within 20 days of receiving notice from New A&B that shares of New A&B common stock have been transferred to the trust, the trustee will sell the shares to a U.S. citizen designated by the trustee (or to New A&B in accordance with the procedures described below). Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the proceeds of the sale (net of broker's commissions and other selling expenses, applicable taxes and other costs and expenses of the trust) to the Restricted Person and to the charitable beneficiary as follows:

  •
  In the case of Excess Shares transferred into the trust as a result of a Proposed Transfer, the Proposed Transferee will receive the lesser of (i) the price paid by the Proposed Transferee for the shares or, if the Proposed Transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the fair market value (determined in accordance with the formula set forth in New A&B's charter) of the shares on the date of the Proposed Transfer (the "Proposed Transfer Price") and (ii) the price received by the trustee from the sale of the shares.

  •
  In the case of Excess Shares transferred into the trust as a result of a Status Change, the Disqualified Recipient will receive the lesser of (i) the fair market value (determined in accordance with the formula set forth in New A&B's charter) of the shares on the date of the Status Change (the "Status Change Price") and (ii) the price received by the trustee from the sale of the shares.

  •
  In the case of Excess Shares transferred into the trust as a result of a Deemed Original Issuance, the Disqualified Recipient will receive the lesser of (i) the price paid by the

    Disqualified Recipient for the shares or, if the Disqualified Recipient did not give value for the shares in connection with the Deemed Original Issuance, the fair market value (determined in accordance with the formula set forth in New A&B's charter) of the shares on the date of the Deemed Original Issuance (the "Deemed Original Issuance Price") and (ii) the price received by the trustee from the sale of the shares.

        Any net sale proceeds in excess of the amount payable to the Restricted Person will be promptly paid to the charitable beneficiary. If such shares are sold by the Restricted Person prior to New A&B's discovery that shares should have been transferred to the trust, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the Restricted Person received an amount for the shares that exceeds the amount such Restricted Person was entitled to receive, the excess will be paid to the trustee upon demand.

        In addition, shares of New A&B common stock held in the trust will be deemed to have been offered for sale to New A&B at a price per share equal to the lesser of (i) the fair market value (determined in accordance with the formula set forth in New A&B's charter) on the date New A&B accepts the offer and (ii) the Proposed Transfer Price, the Status Change Price or the Deemed Original Issuance Price, as the case may be, of such Excess Shares. New A&B will have the right to accept the offer until the trustee has sold the shares. Upon a sale to New A&B, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute to the Restricted Person the portion of the net proceeds from the sale due to the Restricted Person and pay the remainder, if any, to the charitable beneficiary of the trust.

        4.     Redemption of Excess Shares

        To the extent that the above trust transfer provisions would be ineffective for any reason, New A&B's charter provides that, to prevent the percentage of aggregate shares of New A&B common stock owned by non-U.S. citizens from exceeding the Maximum Permitted Percentage, New A&B, by action of its Board of Directors, in its sole discretion, will have the power (but not the obligation) to redeem all or any portion of such Excess Shares, unless such redemption is not permitted under applicable law.

        Until such Excess Shares are redeemed, the Restricted Persons owning such shares will not be entitled to any voting rights with respect to such shares and New A&B will pay any dividends or distributions with respect to such shares into an escrow account. Full voting, distribution and dividend rights will be restored to such Excess Shares (and any dividends or distributions paid into an escrow account will be paid to holders of record of such shares), promptly after the time and to the extent the Board of Directors determines that such shares no longer constitute Excess Shares, unless such shares have already been redeemed by New A&B.

        If the Board of Directors of New A&B determines to redeem Excess Shares, the redemption price of such Excess Shares will be an amount equal to (i) the lesser of (A) the fair market value (determined in accordance with the formula set forth in New A&B's charter) on the redemption date and (B) the Proposed Transfer Price, the Status Change Price or the Deemed Original Issuance Price, as the case may be, of such Excess Shares, minus (ii) any dividends or distributions received by such Restricted Person with respect to such Excess Shares prior to and including the redemption date instead of being paid into the escrow account. The Board of Directors of New A&B may, in its discretion, pay the redemption price in cash or by the issuance of interest-bearing promissory notes with a maturity of up to 10 years and bearing a fixed rate equal to the yield on the U.S. Treasury Note of comparable maturity. Upon redemption, any dividends or distributions that have been paid into an escrow account with respect to such redeemed shares will be paid by the escrow agent for such account to a charitable organization that is a U.S. citizen designated by New A&B, net of any taxes and other costs and expenses of the escrow agent.

        5.     Permitted Actions by the Board of Directors Relating to the Maritime Restrictions

        In addition to the foregoing restrictions, so that New A&B may assure compliance with the applicable U.S. maritime and vessel documentation laws, New A&B's charter authorizes its Board of Directors to effect any and all measures necessary or desirable (consistent with the provisions thereof) to fulfill the purpose of and to implement the Maritime Restrictions, including:

  •
  obtaining, as a condition precedent to the transfer of shares of New A&B common stock, a citizenship certification and any other documentation New A&B or its transfer agent deems advisable from the transferee of such shares (and persons on whose behalf shares of New A&B common stock are to be held);

  •
  determining the citizenship of any owner of shares of New A&B common stock and, in making such determination, relying upon the stock transfer records of New A&B, the citizenship certificates and other documentation given by owners or their transferees and such other written statements and affidavits and such other proof as New A&B may deem reasonable;

  •
  developing issuance, transfer, redemption, escrow and legend notice provisions and procedures regarding certificated and uncertificated shares of New A&B common stock;

  •
  establishing and maintaining a dual stock certificate system under which different forms of certificates are issued to U.S. citizens and non-U.S. citizens; and

  •
  mandating that all shares of New A&B common stock issued by New A&B include the legend specified in New A&B's charter (or other appropriate legend reflecting the Maritime Restrictions) or, in the case of uncertificated shares, mandating that the record holder thereof be sent a written notice containing the information in the applicable legend within a reasonable time after the issuance or transfer thereof.

        6.     Maritime Restrictions Severable

        The Maritime Restrictions are intended to be severable. If any one or more of the Maritime Restrictions is held to be invalid, illegal or unenforceable, New A&B's charter provides that the validity, legality or enforceability of any other provision will not be affected.

        7.     National Securities Exchange

        In order for New A&B to comply with any conditions to listing the shares of New A&B common stock that may be specified by any applicable national securities exchange or automated inter-dealer quotation service, New A&B's charter also provides that nothing therein, such as the provisions voiding transfers to non-U.S. citizens, will preclude the settlement of any transaction entered into through any such applicable national securities exchange or automated inter-dealer quotation service if such preclusion is prohibited by such exchange or quotation service.

Certain Provisions of Hawaii Law, New A&B's Charter and New A&B's Bylaws

        Certain provisions of Hawaii law, New A&B's charter and New A&B's bylaws summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some shareholders might consider to be in their best interests, including attempts that might result in a premium being paid over the market price for shares of New A&B common stock. These provisions:

  •
  encourage potential acquirers to deal directly with New A&B's Board of Directors,

  •
  give New A&B's Board of Directors the time and leverage to evaluate the fairness of the proposal to all shareholders,

  •
  enhance continuity and stability in the composition of New A&B's Board of Directors and in the policies formulated by New A&B's Board of Directors, and

  •
  discourage certain tactics that may be used in proxy fights.

Classified Board of Directors

        New A&B's charter provides for New A&B's Board of Directors to be divided into three classes as nearly equal in size as possible. The term of the first class of directors expires upon the election of directors at New A&B's 2013 annual meeting of shareholders; the term of the second class of directors expires upon the election of directors at New A&B's 2014 annual meeting of shareholders and the term of the third class of directors expires upon the election of directors at New A&B's 2015 annual meeting of shareholders. At each of New A&B's annual meetings of shareholders, the successors of the class of directors whose term expires at that meeting of shareholders will be elected for a three-year term, one class being elected each year by New A&B's shareholders.

Unanimous Shareholder Action by Written Consent; Special Meetings

        Any action required or permitted to be taken by New A&B's shareholders must be effected at a duly called annual or special meeting of New A&B's shareholders or, as provided in Section 414-124 of the HBCA, by unanimous written consent in lieu of a meeting. Further, New A&B's bylaws provide that special meetings may be called only by (i) the Chairman of the Board, if appointed, the President or a majority of the directors then in office or (ii) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to New A&B Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate New A&B and shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting.

Requirements for Advance Notification of Shareholder Nominations and Proposals

        New A&B's bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of New A&B's shareholders must be given in the manner provided in New A&B's bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in New A&B's share price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of New A&B common stock. Generally, under New A&B's bylaws, to be timely notice must be received at the principal executive offices of New A&B not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting. Notwithstanding the specific provisions of New A&B's bylaws, shareholders may request inclusion of proposals in New A&B's proxy statement pursuant to Rule 14(a)-8 under the Securities Exchange Act of 1934.

Removal of Directors; No Shareholder Ability to Fill Director Vacancies

        New A&B's charter provides that, subject to the rights of holders of any series of New A&B's preferred stock:

  •
  the number of directors shall not be less than nine and shall be set exclusively by a resolution of the Board of Directors;

  •
  a director may be removed from office by New A&B's shareholders only for cause; and

  •
  vacancies occurring on New A&B's Board of Directors for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of New A&B's Board of Directors.

No Cumulative Voting

        New A&B's bylaws provide that holders of shares of New A&B common stock are not entitled to cumulate their votes in the election of directors.

Supermajority Requirements

        New A&B's charter provides that a vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors is required to adopt, amend or repeal certain provisions of New A&B's charter, including the provisions relating to (i) the classified board, (ii) removal of directors, (iii) board vacancies and (iv) amendments to New A&B's charter.

Preferred Stock

        As discussed above under "—Preferred Stock," New A&B's charter authorizes the Board of Directors, without action by New A&B's shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences, limitations and privileges, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of New A&B's common shareholders.

Maritime Restrictions

        The Maritime Restrictions may have anti-takeover effects because they will restrict the ability of non-U.S. citizens to own, in the aggregate, more than 22% of the outstanding shares of New A&B common stock. The Board of Directors of New A&B considers the Maritime Restrictions to be reasonable and in the best interests of New A&B and its shareholders because the Maritime Restrictions reduce the risk that New A&B will not be a U.S. citizen under the U.S. maritime and vessel documentation laws applicable to registering vessels in the United States and operating those vessels in Coastwise Trade. In the opinion of the Board of Directors of New A&B, the fundamental importance to New A&B's shareholders of maintaining eligibility under these laws is a more significant consideration than the indirect "anti-takeover" effect resulting from the Maritime Restrictions.

Certain Provisions of the HBCA and Other Hawaii Statutes

        As a Hawaii corporation, New A&B is governed by the HBCA and more broadly the Hawaii Revised Statutes (the "HRS"). Under specified circumstances, the following provisions of the HRS may delay, prevent or make more difficult unsolicited acquisitions or changes of control of New A&B. These provisions also may have the effect of preventing changes in the management of New A&B. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

        Control Share Acquisitions.    Under Chapter 414E of the HRS, a person or group who proposes to make a "control share acquisition" in an "issuing public corporation" must obtain approval of the acquisition, in the manner specified in Chapter 414E of the HRS, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, exclusive of the shares beneficially owned by the acquiring person, and must consummate the proposed control share acquisition within 180 days after shareholder approval. If a control share acquisition is made without the requisite shareholder approval, unless the acquisition was approved by the Board of Directors, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition, the shares will be nontransferable on the corporation's books for one year after acquisition and the corporation, during the one-year period, has the right to call the shares for redemption either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

        Under Chapter 414E of the HRS, "control share acquisition" means, subject to specified exceptions, the acquisition of shares of an issuing public corporation resulting in beneficial ownership of the acquiring person exceeding any of the following thresholds:

  •
  At least ten percent but less than twenty percent;

  •
  At least twenty percent but less than thirty percent;

  •
  At least thirty percent but less than forty percent;

  •
  At least forty percent but less than a majority; or

  •
  At least a majority.

        An "issuing public corporation" means a corporation incorporated in Hawaii which has (i) 100 or more shareholders and (ii) its principal place of business or its principal office in Hawaii, or that has substantial assets located in Hawaii.

        Consideration of Effects on Other Constituents.    Section 414-221 of the HBCA also provides that a director, in discharging his or her duties, may consider, in the director's discretion:

  •
  the interests of the corporation's employees, customers, suppliers, and creditors;

  •
  the economy of the State of Hawaii and the United States;

  •
  community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which the corporation has offices or operations; and

  •
  the long-term as well as short-term interests of the corporation and its shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of the corporation.

        Corporate Take-Overs.    Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act (the "HCTA"), generally applies to take-over offers made to residents of the State of Hawaii in cases where the offeror would become the beneficial owner of more than 10% of any class of equity securities of a target company, or where an offeror that already owns more than 10% of any class of equity securities of the target company would increase its beneficial ownership by more than 5%. Under the HCTA, no offeror may acquire from any Hawaii resident equity securities of a target company at any time within two years following the last purchase of securities pursuant to a take-over offer with respect to the same class of securities, including but not limited to acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier take-over offer. The HCTA requires that any person making a covered take-over offer file a registration statement with the Hawaii Commissioner of Securities.

        A "take-over offer" is an offer to acquire any equity securities of a target company from a Hawaii resident pursuant to a tender offer or request or invitation for tenders.

        A "target company" is an issuer of publicly traded equity securities that is organized under the laws of Hawaii or has at least 20% of its equity securities beneficially held by Hawaii residents and has substantial assets in Hawaii.

        The HCTA does not apply if the offer has been approved in writing by the board of directors of the target company, if the offeror is the issuer of the securities, if the offeror does not acquire more than 2% of any class of equity securities of the issuer during the preceding 12 month period, or if the offer involves an exchange of securities that is registered under (or exempt from) the HCTA.

Shareholder Rights Plan

        We expect our Board of Directors will adopt a shareholder rights plan on or prior to the distribution date. Pursuant to the rights plan, one preferred stock purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights plan. It is expected that the rights plan will become effective as of the distribution date for the shares of New A&B common stock and will expire on the one year anniversary of the distribution of New A&B common stock.

        Our Board of Directors believes that the rights plan will protect our shareholders from coercive or harmful takeover tactics. The rights plan is not intended to prevent a takeover on terms that are fair and favorable to our shareholders. In general terms, the rights plan will work by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our Board of Directors.

Limitation of Liability of Directors

        A&B's charter limits the liability of A&B's directors in any action brought by shareholders for monetary damages to the fullest extent permitted by the HBCA, which permits a corporation to eliminate directors' liability in such actions except for:

  •
  the amount of a financial benefit received by a director to which the director is not entitled;

  •
  an intentional infliction of harm on the corporation or the shareholders;

  •
  payment of a dividend or other distribution in violation of Section 414-223 of the HBCA; or

  •
  an intentional violation of criminal law.

        The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Directors and Officers

        The indemnity provisions of A&B's charter require New A&B to indemnify its directors and officers to the fullest extent permitted by law. Section 414-242 of the HBCA provides that a corporation may indemnify a director, who is a party to a proceeding in his/her capacity as a director of the corporation, against liability incurred in the proceeding if:

  •
  the individual conducted himself or herself in good faith and the individual reasonably believed (i) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation, and (ii) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and

  •
  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; or

  •
  the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

        To the extent that a director is wholly successful in the defense of any proceeding to which the director was a party in his/her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred thereby.

        Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director, who is a party to a proceeding in his/her capacity as a director of the corporation, if the director delivers certain written affirmations and certain undertakings. Under certain circumstances, under Section 414-245 of the HBCA a director may apply for and obtain indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.

        Furthermore, under Section 414-246 of the HBCA, indemnification may be made only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because a director has met the applicable standard, with such determination to be made:

  •
  by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director's judgment when voting on the decision being made;

  •
  by special legal counsel; or

  •
  by a majority vote of the shareholders.

        Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer, who is a party to a proceeding because the officer is an officer of the corporation:

  •
  to the same extent as a director; and

  •
  if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

        The above described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer. Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.

        New A&B intends to obtain policies that insure A&B's directors and officers and those of New A&B's subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Transfer Agent and Registrar

        The transfer agent and registrar for New A&B common stock will be Computershare Shareowner Services LLC.

NYSE Listing

        A&B intend to apply to have New A&B common stock listed on the New York Stock Exchange under the ticker symbol "ALEX."

 WHERE YOU CAN FIND MORE INFORMATION

        New A&B has filed a registration statement with the SEC with respect to the shares of its common stock that Holdings shareholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to New A&B and the separation, reference is made to the registration statement and the exhibits to the registration statement. While New A&B has provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. If an agreement or other document is filed as an exhibit to the registration statement, please refer to the registration statement. Each such statement in this registration statement regarding an agreement or other document is qualified in all respects by reference to the applicable exhibit.

        Upon effectiveness of New A&B's registration statement of which this information statement forms a part, New A&B will become subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. New A&B intends to furnish its shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC's website at http://www.sec.gov. You may also read and copy any document New A&B files at the SEC's public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        You may request copies of our filings, at no cost other than for exhibits of such filings, by writing to A&B at the following address (or by visiting our web site at http://www.alexanderbaldwin.com):

    ALEXANDER & BALDWIN, INC.
    Corporate Secretary
    P.O. Box 3440
    Honolulu, HI 96801-3440
    Telephone number (808) 525-6611

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alexander & Baldwin, Inc.
Honolulu, Hawaii

        We have audited the accompanying combined balance sheets of A&B (the "Company"), as defined in the notes to the combined financial statements, as of December 31, 2011 and 2010, and the related combined statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2011. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of A&B as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 1, the accompanying combined financial statements of the Company are comprised of the real estate and agriculture businesses and corporate functions of Alexander & Baldwin, Inc., and contain related party transactions that may not be reflective of the actual amounts which would have been incurred had the Company operated as a separate entity apart from Alexander & Baldwin, Inc. Included in Note 3 to the combined financial statements is a summary of transactions with related parties.

        As described in Note 2 to the combined financial statements, effective January 1, 2012, the Company changed its method of presenting comprehensive income due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. The change in presentation has been applied retrospectively to all periods presented. Also, as described in Note 4, the Company made certain reclassifications impacting results of operations for all periods presented to reflect discontinued operations.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
April 2, 2012
(May 21, 2012 as to the change in the method of presenting comprehensive income as discussed in Note 2, and the effects of the discontinued operations as discussed in Note 4)

A&B

(as defined in the Notes to the Combined Financial Statements)

Combined Statements of Income

	For years ended December 31
(In millions, except per share amounts)	2011	2010	2009
Operating Revenue:
Real estate sales	$14.3	$13.8	$15.9
Real estate leasing	96.9	83.6	75.3
Agribusiness	157.5	165.6	99.6

Total operating revenue	268.7	263.0	190.8

Operating Costs and Expenses:
Cost of real estate sales	8.7	6.8	7.6
Cost of real estate leasing	58.1	53.2	45.7
Cost of agribusiness revenues	135.0	164.2	132.7
Selling, general and administrative	32.7	37.3	34.5

Total operating costs and expenses	234.5	261.5	220.5

Operating Income (loss)	34.2	1.5	(29.7)
Other Income and (Expense):
Agriculture disaster relief payment	—	4.9	—
Income (loss) related to real estate and joint ventures	(1.8)	4.6	(2.2)
Gain on consolidation of HS&TC	—	—	5.4
Interest income and other	0.3	2.7	0.6
Interest expense	(17.1)	(17.3)	(17.0)

Income (loss) From Continuing Operations Before Income Taxes	15.6	(3.6)	(42.9)
Income tax expense	6.8	(2.2)	(18.1)

Income (loss) From Continuing Operations	8.8	(1.4)	(24.8)
Income from discontinued operations, net of taxes	14.7	34.5	35.7

NET INCOME	$23.5	$33.1	$10.9

Unaudited Pro Forma Basic Earnings Per Common Share(a)
Continuing operations	$0.21
Discontinued operations	0.35

Net income	$0.56

Unaudited Pro Forma Diluted Earnings Per Common Share(a)
Continuing operations	$0.21
Discontinued operations	0.35

Net income	$0.56

Unaudited Pro Forma Weighted Average Number of Common Shares Outstanding(a)
Basic	41.7
Diluted	42.1

(a)
See Note 16, "Unaudited Pro Forma Disclosures."

See Notes to Combined Financial Statements.

A&B

(as defined in the Notes to the Combined Financial Statements)

Combined Statements of Comprehensive Income

	For years ended December 31
(In millions)	2011	2010	2009
Net Income	$23.5	$33.1	$10.9
Other Comprehensive Income (loss), Net of Tax:
Defined benefit pension plans:
Net gain/ prior service cost(a)	(11.8)	(3.6)	3.7
Less: amortization of net loss/prior service cost included in net periodic pension cost(a)	3.4	7.3	4.3

Other Comprehensive Income (loss)	(8.4)	3.7	8.0

Comprehensive Income	$15.1	$36.8	$18.9

(a)
Net of taxes of ($7.6) million and $2.4 million for 2011, ($2.2) million and $3.6 million for 2010, and $2.4 million and $2.7 million for 2009 in deferred taxes related to net gain/prior service cost and amortization of net loss/prior service cost, respectively.

See Notes to Combined Financial Statements.

A&B

(as defined in the Notes to the Combined Financial Statements)

Combined Balance Sheets

	December 31
(In millions)	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$11.7	$5.5
Accounts receivable, less allowance of $1.7 and $1.4 for 2011 and 2010, respectively	6.7	15.4
Inventories	36.3	30.2
Real estate held for sale	2.8	8.3
Deferred income taxes	3.5	1.6
Prepaid expenses and other assets	7.8	9.3

Total current assets	68.8	70.3
Investments in affiliates	290.8	275.9
Real estate developments	143.3	121.9
Property—net	830.6	824.1
Other assets	53.1	49.3

Total Assets	$1,386.6	$1,341.5

LIABILITIES AND EQUITY
Current Liabilities
Notes payable and current portion of long-term debt	$34.5	$108.9
Accounts payable	20.8	20.0
Income taxes payable	2.8	12.1
Accrued and other liabilities	31.9	34.6

Total current liabilities	90.0	175.6

Long-term Liabilities
Long-term debt	327.2	249.6
Deferred income taxes	164.1	168.2
Accrued pension and postretirement benefits	54.6	33.5
Other non-current liabilities	24.9	26.0

Total long-term liabilities	570.8	477.3

Commitments and contingencies (Note 13)
Equity
Net Investment	773.4	727.8
Accumulated other comprehensive loss	(47.6)	(39.2)

Total equity	725.8	688.6

Total liabilities and equity	$1,386.6	$1,341.5

See Notes to Combined Financial Statements.

A&B

(as defined in the Notes to the Combined Financial Statements)

Combined Statements of Cash Flows

	For years ended December 31
(In millions)	2011	2010	2009
Cash Flows From Operating Activities:
Net income	$23.5	$33.1	$10.9
Adjustments to reconcile net income to net cash provided by operations
Depreciation and amortization	34.8	35.2	34.8
Deferred income taxes	(0.9)	2.1	13.6
Gains on asset transactions, net of impairment losses	(33.2)	(54.4)	(50.8)
Gain from receipt of insurance proceeds	—	(1.1)	—
Gain on consolidation of HS&TC	—	—	(5.4)
Share-based expense	4.8	4.9	6.0
Equity in (income) loss of affiliates, net of distributions	8.4	(2.0)	1.3
Changes in operating assets and liabilities:
Accounts receivable	3.7	(1.9)	(5.3)
Inventories	(6.2)	5.9	(5.4)
Prepaid expenses and other assets	(4.3)	(8.2)	(4.6)
Accrued pension and postretirement benefits	6.4	14.0	6.7
Accounts payable	(2.6)	0.3	(0.4)
Accrued and other liabilities	(16.6)	(10.2)	0.7
Real estate developments held for sale:
Real estate inventory sales	6.4	5.5	5.5
Expenditures for real estate inventory	(13.8)	(21.6)	(6.2)

Net cash provided by operations	10.4	1.6	1.4

Cash Flows From Investing Activities:
Capital expenditures for properties and developments	(20.2)	(23.5)	(18.0)
Proceeds from disposal of income-producing property and other assets	14.2	32.5	30.9
Acquisition of business, including cash acquired	—	—	10.8
Loans to (repayments from) affiliate	—	20.0	(12.0)
Payments for purchases of investments in affiliates	(28.0)	(100.7)	(47.5)
Proceeds from investments in affiliates	7.9	12.9	5.9

Net cash used in investing activities	(26.1)	(58.8)	(29.9)

Cash Flows From Financing Activities:
Proceeds from issuance of long-term debt	147.0	134.0	125.0
Payments of long-term debt and deferred financing costs	(145.9)	(78.7)	(87.8)
Proceeds from (payments on) line-of-credit agreement, net	1.1	(3.6)	13.5
Payments on loan from affiliate	—	—	(23.5)
Distributions to Alexander & Baldwin, Inc.(a)	(53.1)	(52.2)	(52.2)
Contributions from Alexander & Baldwin, Inc.(a)	72.8	54.2	62.2

Net cash provided by financing activities	21.9	53.7	37.2

Cash and Cash Equivalents:
Net increase (decrease) for the year	6.2	(3.5)	8.7
Balance, beginning of year	5.5	9.0	0.3

Balance, end of year	$11.7	$5.5	$9.0

Other Cash Flow Information:
Interest paid, net of amounts capitalized	$16.9	$16.8	$14.3
Income taxes received (paid)	$(26.0)	$(3.8)	$5.4
Non-cash Activities:
Debt assumed in real estate purchase	$—	$6.7	$—
Real estate received in settlement of mortgage note	$—	$8.4	$—
Capital expenditures included in accounts payable and accrued expenses	$6.8	$4.2	$3.5
Tax-deferred property sales	$44.7	$120.0	$108.6
Tax-deferred property purchases	$(39.1)	$(148.4)	$(94.6)

(a)
Refer to Note 3, "Related Party Transactions."

See Notes to Combined Financial Statements.

A&B

(as defined in the Notes to the Combined Financial Statements)

Combined Statements of Equity

For the three years ended December 31, 2011

(in millions, except per share amounts)

	Net Investment	Accumulated Other Comprehensive Loss	Total
Balance, January 1, 2009	$664.4	$(50.9)	$613.5
Net income	10.9		10.9
Other comprehensive income, net of tax(b)		8.0	8.0
Contribution from Alexander & Baldwin, Inc.—net(a)	14.4		14.4

Balance, December 31, 2009	689.7	(42.9)	646.8
Net income	33.1		33.1
Other comprehensive income, net of tax(b)		3.7	3.7
Contribution from Alexander & Baldwin, Inc.—net(a)	5.0		5.0

Balance, December 31, 2010	727.8	(39.2)	688.6
Net income	23.5		23.5
Other comprehensive loss, net of tax(b)		(8.4)	(8.4)
Contribution from Alexander & Baldwin, Inc.—net(a)	22.1		22.1

Balance, December 31, 2011	$773.4	$(47.6)	$725.8

(a)
Refer to Note 3, "Related Party Transactions."

(b)
Net of ($7.6) million and $2.4 million for 2011, ($2.2) million and $3.6 million for 2010, and $2.4 million and $2.7 million for 2009 in deferred taxes related to net gain/prior service cost and amortization of net loss/prior service cost, respectively.

See Notes to Combined Financial Statements.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

        Separation.    On December 1, 2011, Alexander & Baldwin, Inc. announced a plan to separate its real estate and agriculture businesses from its ocean transportation and logistics businesses to create two independent, publicly traded companies. To effect the separation, Alexander & Baldwin, Inc. will enter into an Agreement and Plan of Merger with Alexander & Baldwin Holdings, Inc. ("Holdings") and A&B Merger Corporation. Upon consummation of the holding company merger, and following certain internal reorganization transactions, the real estate and agriculture businesses and corporate functions ("A&B" or the "Company") will become a direct, wholly owned subsidiary of A & B II, Inc., a newly formed, direct, and wholly owned subsidiary of Holdings. At separation, A & B II, Inc.'s businesses will consist of the real estate and agriculture operations and corporate functions, and Holdings operations will consist of the ocean transportation and logistics businesses.

        On the distribution date, holders of Holdings common stock will receive one share of A & B II, Inc. common stock for each share of Holdings common stock held at the close of business on the record date. After the distribution, A & B II, Inc. and the A&B businesses will operate as an independent, publicly traded company. The transaction is subject to the receipt of an Internal Revenue Service ruling, final approval by Holdings Board of Directors and other customary conditions.

        Due to the relative significance of the ocean transportation and logistics businesses of Holdings post-separation, the accounting for the transaction will follow its legal form, with Holdings as the accounting spinnor and A&B as the accounting spinnee.

        Description of Business:    A&B is headquartered in Honolulu and operates in three segments in two industries—Real Estate and Agribusiness.

        Real Estate:    The Real Estate Industry consists of two segments, both of which have operations in Hawaii and on the Mainland. The Real Estate Sales segment generates its revenues through the development and sale of land and commercial and residential properties. The Real Estate Leasing segment owns, operates, and manages retail, office, and industrial properties. Real estate activities are conducted through A&B Properties, Inc. and various other wholly owned subsidiaries of A&B.

        Agribusiness:    Agribusiness, which contains one segment, produces bulk raw sugar, specialty food grade sugars, and molasses; markets and distributes specialty food-grade sugars; provides general trucking services, mobile equipment maintenance, and repair services in Hawaii; and generates and sells, to the extent not used in the Company's Agribusiness operations, electricity. The Company also is the sole member in Hawaiian Sugar & Transportation Cooperative ("HS&TC"), a cooperative that provides raw sugar marketing and transportation services.

        In March 2011, the Company executed an agreement to lease land and sell coffee inventory and certain assets used in a coffee business it previously operated to Massimo Zanetti Beverage USA, Inc., including intangible assets. The coffee inventory and assets were sold for approximately $14.0 million. There was no material gain or loss on the transaction. The Company retained fee simple ownership of the land, buildings, power generation, and power distribution assets, but no longer operates the coffee plantation.

        Principles of Combination:    The combined financial statements include the accounts of A&B and all wholly owned and controlled subsidiaries, after elimination of intercompany amounts. Significant investments in businesses, partnerships, and limited liability companies in which the Company does not have a controlling financial interest, but has the ability to exercise significant influence, are accounted

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

for under the equity method. A controlling financial interest is one in which the Company has a majority voting interest or one in which the Company is the primary beneficiary of a variable interest entity.

        Fiscal Year:    The fiscal year end for the Company's Real Estate and Agribusiness Industry segments is December 31.

        Basis of Presentation:    The combined financial statements of A&B include the financial position, results of operations and cash flows of the real estate and agriculture businesses and corporate functions of Alexander & Baldwin, Inc., all of which are under common ownership and common management, as if they were aggregated as a separate entity for all periods presented. The combined financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates:    The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Estimates and assumptions are used for, but not limited to: (i) asset impairments, (ii) legal contingencies, (iii) revenue recognition for long-term real estate developments, (iv) pension and postretirement estimates and (v) income taxes. Future results could be materially affected if actual results differ from these estimates and assumptions.

        Cash and Cash Equivalents:    Cash equivalents consist of highly liquid investments with a maturity of three months or less at the date of purchase. The Company carries these investments at cost, which approximates fair value. Outstanding checks in excess of funds on deposit totaled $2.7 million and $3.3 million at December 31, 2011 and 2010, respectively, and are reflected as current liabilities in the combined balance sheets.

        Fair Value of Financial Instruments:    The fair values of cash and cash equivalents, receivables and short-term borrowings approximate their carrying values due to the short-term nature of the instruments. The carrying amount and fair value of the Company's debt at December 31, 2011 was $361.7 million and $378.3 million, respectively, and $358.5 million and $371.9 million at December 31, 2010, respectively. The fair value of debt is calculated based upon interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements.

        Allowance for Doubtful Accounts:    Allowances for doubtful accounts are established by management based on estimates of collectibility. Estimates of collectibility are principally based on an evaluation of the current financial condition the Company's customers and their payment history, which are regularly monitored by the Company. The changes in the allowance for doubtful accounts, included

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

on the combined balance sheets as an offset to "Accounts receivable," for the three years ended December 31, 2011 were as follows (in millions):

	Balance at Beginning of year	Expense	Write-offs and Other	Balance at End of Year
2011	$1.4	$0.9	$(0.6)	$1.7
2010	$1.7	$0.5	$(0.8)	$1.4
2009	$1.0	$1.0	$(0.3)	$1.7

        Inventories:    Sugar inventories are stated at the lower of cost (first-in, first-out basis) or market value. Materials and supplies inventory are stated at the lower of cost (principally average cost) or market value. Inventories at December 31, 2011 and 2010 were as follows (in millions):

	2011	2010
Sugar inventories	$16.1	$15.3
Materials and supplies inventories	20.2	14.9

Total	$36.3	$30.2

        Property:    Property is stated at cost, net of accumulated depreciation and amortization. Expenditures for major renewals and betterments are capitalized. Replacements, maintenance, and repairs that do not improve or extend asset lives are charged to expense as incurred. Upon acquiring commercial real estate that is deemed a business, the Company records land, buildings, leases above and below market, and other intangible assets based on their fair values. Costs related to due diligence are expensed as incurred.

        Depreciation:    Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of property are as follows:

Classification	Range of Life (in years)
Buildings	10 to 40
Water, power and sewer systems	5 to 50
Machinery and equipment	2 to 35
Other property improvements	3 to 35

        Real Estate Developments:    Expenditures for real estate developments are capitalized during construction and are classified as real estate developments on the combined balance sheets. When construction is substantially complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to either sell the completed asset or to hold it as an investment property, respectively. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

        For development projects, capitalized costs are allocated using the direct method for expenditures that are specifically associated with the unit being sold and the relative-sales-value method for expenditures that benefit the entire project. Capitalized development costs typically include costs

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

related to land acquisition, grading, roads, water and sewage systems, landscaping, capitalized interest, and project amenities. Direct overhead costs incurred after the development project is substantially complete, such as utilities, maintenance, and real estate taxes, are charged to selling, general, and administrative expense as incurred. All indirect overhead costs are charged to selling, general, and administrative costs as incurred.

        Capitalized Interest:    Interest costs incurred in connection with significant expenditures for real estate developments, the construction of assets, or investments in joint ventures are capitalized during the period in which activities necessary to get the asset ready for its intended use are in progress. Capitalization of interest is discontinued when the asset is substantially complete and ready for its intended use. Capitalization of interest on investments in joint ventures is recorded until the underlying investee commences its principal operations, which is typically when the investee has other-than-ancillary revenue generation. Total interest cost incurred was $17.6 million, $17.4 million, and $17.1 million in 2011, 2010 and 2009, respectively. Capitalized interest in 2011, 2010, and 2009 was not material.

        Impairment of Long-Lived Assets and Finite-Lived Intangible Assets:    Long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such an evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if its carrying value is not recoverable. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, expected useful lives of the assets, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing costs of maintenance and improvements of the assets, and thus, the accounting estimates may change from period to period. If management uses different assumptions or if different conditions occur in future periods, the Company's financial condition or its future operating results could be materially impacted. The Company has evaluated certain long-lived assets, including intangible assets, for impairment; however, no material impairment charges were recorded in 2011, 2010, and 2009 as a result of this process.

        Impairment of Investments:    The Company's investments in unconsolidated affiliates are reviewed for impairment whenever there is evidence that fair value may be below carrying cost. An investment is written down to fair value if fair value is below carrying cost and the impairment is other-than-temporary. In evaluating the fair value of an investment and whether any identified impairment is other-than-temporary, significant estimates and considerable judgments are involved. These estimates and judgments are based, in part, on the Company's current and future evaluation of economic conditions in general, as well as a joint venture's current and future plans. Additionally, these impairment calculations are highly subjective because they also require management to make assumptions and apply judgments to estimates regarding the timing and amount of future cash flows, probabilities related to various cash flow scenarios, and appropriate discount rates based on the perceived risks, among others. In evaluating whether an impairment is other-than-temporary, the Company considers all available information, including the length of time and extent of the impairment, the financial condition and near-term prospects of the affiliate, the Company's ability and

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and projected industry and economic trends, among others. Changes in these and other assumptions could affect the projected operational results and fair value of the unconsolidated affiliates, and accordingly, may require valuation adjustments to the Company's investments that may materially impact the Company's financial condition or its future operating results. For example, if current market conditions deteriorate significantly or a joint venture's plans change materially, impairment charges may be required in future periods, and those charges could be material.

        Continued weakness in the real estate sector, difficulty in obtaining or renewing project-level financing, and changes in the Company's development strategy, among other factors, may affect the value or feasibility of certain development projects owned by the Company or by its joint ventures and could lead to additional impairment charges in the future.

        Intangible Assets:    Intangibles are recorded on the combined balance sheets as other non-current assets and are related to the acquisition of commercial properties.

        Intangible assets for the years ended December 31 included the following (in millions):

	2011		2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
In-place leases	18.4	$(9.3)	$17.6	$(6.6)
Other	7.1	(4.4)	7.1	(2.5)

Total assets	$25.5	$(13.7)	$24.7	$(9.1)

        Aggregate intangible asset amortization was $4.6 million, $3.8 million, and $2.6 million for 2011, 2010, and 2009, respectively. Estimated amortization expenses related to intangibles over the next five years are as follows (in millions):

Estimated Amortization
2012	$3.3
2013	$2.1
2014	$1.5
2015	$1.0
2016	$0.8

        Revenue Recognition:    The Company has a wide variety of revenue sources, including, property sales, commercial property rentals, and the sales of raw sugar and molasses. Before recognizing revenue, the Company assesses the underlying terms of the transaction to ensure that recognition meets the requirements of relevant accounting standards. In general, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of the service or product has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Real Estate Sales Revenue Recognition:    Real Estate Sales Revenue represents proceeds from the sale of a variety of real estate development inventory (which is classified as held for sale upon completion). Real estate development inventory held for sale may include industrial lots, residential lots, condominium units, single-family homes, and multi-family homes. Sales are recorded when the risks and rewards of ownership have passed to the buyers (generally on closing dates), adequate initial and continuing investments have been received, and collection of remaining balances, if any, is reasonably assured. For certain development projects that have continuing post-closing involvement and for which total revenue and capital costs are reasonably estimable, the Company uses the percentage-of-completion method for revenue recognition. Under this method, the amount of revenue recognized is based on development costs that have been incurred through the reporting period as a percentage of total expected development cost associated with the development project. This generally results in a stabilized gross margin percentage, but requires significant judgment and estimates.

        Real Estate Leasing Revenue Recognition:    Real estate leasing revenue is recognized on a straight-line basis over the terms of the related leases, including periods for which no rent is due (typically referred to as "rent holidays"). Differences between revenues recognized and amounts due under respective lease agreements are recorded as increases or decreases, as applicable, to deferred rent receivable. Also included in rental revenue are certain tenant reimbursements and percentage rents determined in accordance with the terms of the leases. Income arising from tenant rents that are contingent upon the sales of the tenant exceeding a defined threshold are recognized only after the contingency has been resolved (e.g., sales thresholds have been achieved).

        Sugar and Molasses Revenue Recognition:    Revenue from sugar sales is recorded when title to the product and risk of loss passes to third parties (generally this occurs when the product is shipped or delivered to customers) and when collection is reasonably assured.

        Agricultural Costs:    Costs of growing and harvesting sugar cane are charged to the cost of inventory in the year incurred and to cost of sales as sugar is sold.

        Discontinued Operations:    The sales of certain income-producing assets are classified as discontinued operations if the operations and cash flows of the assets clearly can be distinguished from the remaining assets of the Company, if cash flows for the assets have been, or will be, eliminated from the ongoing operations of the Company, if the Company will not have a significant continuing involvement in the operations of the assets sold, and if the amount is considered material. Certain assets that are "held-for-sale," based on the likelihood and intention of selling the property within 12 months, are also treated as discontinued operations. Upon reclassification, depreciation ceases on assets reclassified as "held-for-sale." Sales of land not under lease and residential houses and lots are generally considered inventory and are not included in discontinued operations.

        Employee Benefit Plans:    The Company provides a wide range of benefits to employees and retired employees, including single-employer defined benefit plans, postretirement, defined contribution plans, post-employment and health care benefits. The Company records amounts relating to these plans based on various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current economic conditions and trends. The Company believes that the assumptions utilized in recording obligations under the Company's plans, which are presented in Note 10, "Employee Benefit Plans," are reasonable

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

based on its experience and on advice from its independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect the Company's financial position or results of operations.

        Share-Based Compensation:    The Company records compensation expense for all share-based payment awards made to employees and directors. The Company's various equity plans are more fully described in Note 12.

        Income Taxes:    The Company is included in the consolidated tax return of Alexander & Baldwin, Inc. The current and deferred income tax expense recorded in the combined financial statements has been determined by applying the provisions of ASC 740 as if the Company were a separate taxpayer.

        The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the combined statements of income or combined balance sheets.

        The Company has not recorded a valuation allowance for its deferred tax assets. A valuation allowance would be established if, based on the weight of available evidence, management believes that it is more likely than not that some portion or all of a recorded deferred tax asset would not be realized in future periods.

        Comprehensive Income (Loss):    Comprehensive income (loss) includes all changes in Equity, except those resulting from capital stock transactions. Accumulated other comprehensive loss principally includes amortization of deferred pension and postretirement costs. The components of accumulated other comprehensive loss, net of taxes, were as follows for the years ended December 31 (in millions):

	2011	2010	2009
Unrealized components of benefit plans:
Pension plans	$(48.7)	$(37.7)	$(39.7)
Postretirement plans	1.4	0.6	0.8
Non-qualified benefit plans	(0.3)	(2.1)	(4.0)

Accumulated other comprehensive loss	$(47.6)	$(39.2)	$(42.9)

        Environmental Costs:    Environmental exposures are recorded as a liability and charged to operating expense when the environmental liability has been incurred and can be reasonably estimated. If the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable, the environmental liability is discounted. An environmental liability has been incurred when both of the following conditions have been met: (i) litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

litigation or assertion of a claim or an assessment is probable, and (ii) based on available information, it is probable that the outcome of such litigation, claim, or assessment will be unfavorable. If a range of probable loss is determined, the Company will record the obligation at the low end of the range unless another amount in the range better reflects the expected loss. Certain costs, however, are capitalized in Property when the obligation is recorded, if the cost (1) extends the life, increases the capacity or improves the safety and efficiency of property owned by the Company, (2) mitigates or prevents environmental contamination that has yet to occur and that otherwise may result from future operations or activities, or (3) is incurred or discovered in preparing for sale property that is classified as "held-for-sale." The amounts of capitalized environmental costs were not material at December 31, 2011 or 2010.

        Self-Insured Liabilities:    The Company is self-insured for certain losses that include, but are not limited to, employee health, workers' compensation, general liability, real and personal property, and real estate construction warranty and defect claims. When feasible, the Company obtains third-party insurance coverage to limit its exposure to these claims. When estimating its self-insured liabilities, the Company considers a number of factors, including historical claims experience, demographic factors, and valuations provided by independent third-parties. Periodically, management reviews its assumptions and the valuations provided by independent third-parties to determine the adequacy of the Company's self-insured liabilities.

        Subsequent Events:    Management has evaluated subsequent events through April 2, 2012, the date the combined financial statements were available to be issued. There were no subsequent events that have occurred which would require disclosure in the combined financial statements.

        Impact of Recently Issued Accounting Standards:    In June 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance that requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The revised standard eliminates the option to present the components of other comprehensive income as part of the statement of equity. The revised standard is to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the revised standard effective January 1, 2012. The standard changed the presentation of the Company's combined financial statements, but did not affect the calculation of net income, comprehensive income or earnings per share.

        Rounding:    Amounts in the combined financial statements and Notes are rounded to millions, but per-share calculations and percentages were determined based on amounts before rounding. Accordingly, a recalculation of some per-share amounts and percentages, if based on the reported data, may be slightly different.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. RELATED PARTY TRANSACTIONS

        A&B had certain related party relationships with affiliates, as discussed below.

        Services and lease agreements.    Historically, an affiliate provided vessel management services to the Company for its bulk sugar vessel, the MV Moku Pahu, the cost of which is included in the cost of Agribusiness revenues. Additionally, the Company recognized lease income in Real Estate Leasing revenue for an industrial warehouse space in Savannah, Georgia, that is leased to an affiliate. The Company also recognized Agribusiness revenue for equipment and repair services provided to an affiliate, and is reimbursed at cost for various other services provided to an affiliate.

        Short-term loans.    From time-to-time, the Company borrowed from or extended short-term loans to an affiliate for working capital purposes. Interest charged on these loans was based on market rates at the time of borrowing. The interest income and expense for the years ended December 31, 2011, 2010, and 2009 were not material and there were no loans receivable or payable to the affiliate at December 31, 2011 and 2010.

        The amounts of these related party transactions are as follows:

(In millions)	2011	2010	2009
Vessel management services expenses	$(4.0)	$(3.8)	$(2.2)
Lease income from affiliate	4.4	3.8	3.3
Equipment and repair services income and other	2.7	2.7	2.4
Interest income, net	—	—	0.1

Related party revenue, net	$3.1	$2.7	$3.6

        Contributions.    Alexander & Baldwin, Inc. contributions to the Company, net of distributions from the Company, totaled $22.1 million, $5.0 million, and $14.4 million for the years ended December 31, 2011, 2010, and 2009 respectively. Distributions to Alexander & Baldwin, Inc. represent dividends paid by the Company to shareholders of Alexander & Baldwin, Inc. and contributions from Alexander & Baldwin, Inc. include dividends received from an affiliate of the Company.

4. DISCONTINUED OPERATIONS

        The Company regularly evaluates and may sell selected properties from its portfolio when it believes the value of an asset has been maximized and the full fair market value for the asset can be realized.

        During the first quarter of 2012, the sale of the Firestone Boulevard Building, an industrial property in California, has been classified as a discontinued operation. During 2011, the Company sold Arbor Park Shopping Center, a retail property in Texas, Wakea Business Center II, a commercial facility on Maui, and a leased Maui property, which have been classified as discontinued operations.

        During 2010, the sales of a retail center on Oahu, a three-building industrial park in Ontario, California, an industrial warehouse property in Kent, Washington, a retail center on Maui, and various leased-fee parcels have been classified as discontinued operations. Additionally, a retail property on Maui that was held for sale at year-end was classified as discontinued operations.

        During 2009, the sales of an office/retail property on Oahu, a retail shopping center in California, an office building in Arizona, an industrial property on Oahu, an industrial property in California, and various parcels on Maui have been classified as discontinued operations. Additionally, a retail property on Oahu was classified as discontinued operations (the Company sold the property in January 2010).

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. DISCONTINUED OPERATIONS (Continued)

        The results of operations from these properties in prior years were reclassified from continuing operations to discontinued operations to conform to the current year's accounting presentation. Consistent with the Company's intention to reinvest the sales proceeds into new investment property, the proceeds from the sales of property treated as discontinued operations were deposited in escrow accounts for tax-deferred reinvestment in accordance with Section 1031 of the Internal Revenue Code.

        The revenue, operating profit, income tax expense and after-tax effects of these transactions for 2011, 2010, and 2009, were as follows (in millions):

	2011	2010	2009
Proceeds from the sale of income-producing properties (Real Estate Sales Segment)	$45.5	$117.1	$109.6
Real Estate Leasing Revenue (Real Estate Leasing Segment)	$2.8	$10.3	$27.2
Gain on sale of income-producing properties	$22.5	$48.6	$44.3
Real Estate Leasing Operating Profit	1.9	6.5	15.1

Total Operating Profit Before Taxes	24.4	55.1	59.4
Income Tax Expense	9.7	20.6	23.7

Income from Discontinued Operations	$14.7	$34.5	$35.7

5. INVESTMENTS IN AFFILIATES

        At December 31, 2011 and 2010, investments consisted principally of equity in limited liability companies. The Company has the ability to exercise significant influence over the operating and financial policies of these investments and, accordingly, accounts for its investments using the equity method of accounting. Net investment at December 31, 2011 that represent undistributed earnings of investments in affiliates were approximately $0.3 million. Dividends and distributions from unconsolidated affiliates totaled $0.8 million in 2011 and $1.5 million for each of the years ended December 31, 2010 and 2009. The Company's investments in affiliates totaled $290.8 million and $275.9 million as of December 31, 2011 and 2010, respectively.

        Operating results include the Company's proportionate share of net income from its equity method investments. A summary of financial information for the Company's equity method investments at December 31 is as follows (in millions):

	2011	2010
Current assets	$21.3	$42.1
Noncurrent assets	611.7	622.8

Total assets	$633.0	$664.9

Current liabilities	$17.7	$14.7
Noncurrent liabilities	111.7	164.1

Total liabilities	$129.4	$178.8

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. INVESTMENTS IN AFFILIATES (Continued)

	Year Ended December 31,
	2011	2010	2009
Operating revenue	$20.1	$29.7	$14.4
Operating costs and expenses	32.5	23.2	9.5

Operating income (loss)	$(12.4)	$6.5	$4.9
Income (loss) from continuing operations	$(15.1)	$6.7	$0.7
Net income (loss)	$(15.1)	$6.7	$0.7

        Real Estate:    In April 2002, the Company entered into a joint venture with DMB Communities II, an affiliate of DMB Associates, Inc., an Arizona-based developer of master-planned communities ("DMB"), for the development of Kukui'ula, a master planned resort residential community located in Poipu, Kauai, planned for approximately 1,000 - 1,500 high-end residential units. The capital contributed by A&B to the joint venture, including the value of land initially contributed, net of joint venture earnings and losses, was $244.9 million as of December 31, 2011. Due to the joint venture's obligation to complete improvements and amenities, the joint venture uses the percentage-of-completion method for revenue recognition. The Company does not have a controlling financial interest in the joint venture, but exercises significant influence over the operating and financial policies of the venture, and therefore, accounts for its investment using the equity method. Due to the complex nature of cash distributions to the members, net income of the joint venture is allocated to the members using the hypothetical liquidation at book value ("HLBV") method. Under the HLBV method, joint venture income or loss is allocated to the members based on the period change in each member's claim on the net assets of the venture, excluding capital contributions and distributions made during the period.

        In 2011, the Company recorded a $6.4 million reduction in the carrying value of its investment in Waiawa, a residential joint venture on Oahu, due to the joint venture's termination of its development plans. The Company's remaining investment in the venture, which is not material, represents the Company's share of expected cash proceeds from the pending sale of the joint venture lands. In 2010, A&B recorded an impairment loss of approximately $1.9 million related to its Santa Barbara joint venture investment. Additionally, in 2009 A&B recorded a $2.5 million impairment loss related to its investment in its Ka Milo joint venture project.

        The Company also had investments in various other joint ventures that operate or develop real estate. The Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of these joint ventures and, accordingly, accounts for its investments in these real estate ventures using the equity method of accounting.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. PROPERTY

        Property on the combined balance sheets includes the following (in millions):

	2011	2010
Buildings	$556.1	$548.9
Land	253.5	242.0
Machinery and equipment	193.7	193.5
Water, power and sewer systems	121.1	119.0
Other property improvements	67.6	61.0
Vessel	6.3	6.3

Total	1,198.3	1,170.7
Less accumulated depreciation and amortization	(367.7)	(346.6)

Property—net	$830.6	$824.1

7. NOTES PAYABLE AND LONG-TERM DEBT

        At December 31, 2011 and 2010, notes payable and long-term debt consisted of the following (in millions):

	2011	2010
Revolving Credit loans, (1.24% for 2011 and 0.57% for 2010)	$112.0	$91.9
Term Loans:
6.90%, payable through 2020	100.0	100.0
5.55%, payable through 2017	50.0	50.0
5.53%, payable through 2016	41.7	50.0
5.56%, payable through 2016	25.0	25.0
4.10%, payable through 2012	4.0	11.4
6.20%, payable through 2013, secured by Deere Valley Center	10.3	10.5
6.38%, payable through 2017, secured by Midstate 99 Distribution Ctr.	8.2	8.2
5.50%, payable through 2014, secured by Little Cottonwood Center	6.5	6.7
5.88%, payable through 2014, secured by Midstate 99 Distribution Ctr.	3.3	3.3
0.00%, payable through 2012	0.7	1.5

Total debt	361.7	358.5
Less current portion	(34.5)	(108.9)

Long-term debt	$327.2	$249.6

        Long-term Debt Maturities:    At December 31, 2011, debt maturities during the next five years and thereafter are $34.5 million in 2012, $33.7 million in 2013, $42.6 million in 2014, $33.4 million in 2015, $139.4 million in 2016, and $78.1 million thereafter.

        Revolving Credit Facilities:    The Company has a revolving senior credit facility with seven commercial banks that provides for a total commitment of $230 million. The facility expires in August

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. NOTES PAYABLE AND LONG-TERM DEBT (Continued)

2016. Amounts drawn under the facility bear interest at London Interbank Offered Rate ("LIBOR") plus a margin based on a ratio of debt to earnings before interest, taxes, depreciation and amortization pricing grid. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of minimum equity levels, minimum unencumbered property investment values, and a maximum ratio of total debt to total adjusted assets, as defined. At December 31, 2011, $112.0 million was outstanding, $11.4 million in letters of credit had been issued against the facility, and $106.6 million remained available for borrowing. A&B expects to execute a new revolving credit facility with an available capacity of approximately $250 million prior to or upon separation.

        The Company has a replenishing three-year unsecured note purchase and private shelf agreement with Prudential Investment Management, Inc. and its affiliates (collectively, "Prudential") under which the Company may issue notes in an aggregate amount up to $400 million, less the sum of all principal amounts then outstanding on any notes issued by the Company or any of its subsidiaries to Prudential and the amount of any notes that are committed under the note purchase agreement. The Prudential agreement contains certain restrictive covenants that are substantially the same as the covenants contained in the revolving senior credit facilities. The ability to draw additional amounts under the Prudential facility expires on April 19, 2012 and borrowings under the shelf facility bear interest at rates that are determined at the time of the borrowing. At December 31, 2011, approximately $119.8 million was available under the facility. A&B expects to rollover the debt outstanding under this agreement prior to or upon separation.

        The unused borrowing capacity under all revolving credit and term facilities as of December 31, 2011 totaled $226.4 million.

        Real Estate Secured Term Debt:    In October 2010, the Company assumed secured debt in connection with the purchase of Little Cottonwood Center, a retail center in Sandy, Utah. In December 2008, A&B assumed secured debt under two notes in connection with the purchase of the Midstate 99 Distribution Center in Visalia, California. In June 2005, A&B assumed secured debt in connection with the purchase of Deere Valley Center, an office building in Phoenix, Arizona.

        The approximate book values of assets used in the Real Estate segments pledged as collateral under the foregoing credit agreements at December 31, 2011 was $56.3 million. There were no assets used in the Agribusiness segment that were pledged as collateral.

8. LEASES—THE COMPANY AS LESSEE

        Principal non-cancelable operating leases include land, office space and equipment leased for periods that expire through 2031. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases. Rental expense under operating leases totaled $3.4 million, $3.4 million, and $2.7 million for 2011, 2010, and 2009, respectively. Rental expense for operating leases that provide for future escalations are accounted for on a straight-line

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. LEASES—THE COMPANY AS LESSEE (Continued)

basis. Future minimum payments under non-cancelable operating leases as of December 31, 2011 were as follows (in millions):

Operating Leases
2012	$2.4
2013	2.4
2014	2.0
2015	0.6
2016	0.6
Thereafter	6.4

Total minimum lease payments	$14.4

9. LEASES—THE COMPANY AS LESSOR

        The Company leases land, buildings, and land improvements under operating leases. The historical cost of, and accumulated depreciation on, leased property at December 31, 2011 and 2010 were as follows (in millions):

	2011	2010
Leased property—real estate	$843.9	$819.8
Less accumulated depreciation	(114.2)	(102.5)

Property under operating leases—net	$729.7	$717.3

        Total rental income under these operating leases for each of the three years in the period ended December 31, 2011 was as follows (in millions):

	2011	2010	2009
Minimum rentals	$74.3	$70.3	$78.4
Contingent rentals (based on sales volume)	2.0	1.9	2.8

Total	$76.3	$72.2	$81.2

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. LEASES—THE COMPANY AS LESSOR (Continued)

        Future minimum rentals on non-cancelable leases at December 31, 2011 were as follows (in millions):

Operating Leases
2012	$68.9
2013	59.7
2014	50.6
2015	40.6
2016	28.3
Thereafter	110.3

Total	$358.4

10. EMPLOYEE BENEFIT PLANS

        The Company has funded single-employer defined benefit pension plans that cover substantially all of its non-bargaining unit employees and certain of its bargaining unit employees. In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these health care and life insurance benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

        Plan Administration, Investments and Asset Allocations:    The Company has an Investment Committee that meets regularly with investment advisors to establish investment policies, direct investments and select investment options. The Investment Committee also is responsible for appointing investment managers. The Company's investment policy permits investments in marketable equity securities, such as domestic and foreign stocks, domestic and foreign bonds, venture capital, real estate investments, and cash equivalents. The Company's investment policy does not permit direct investment in certain types of assets, such as options or commodities, or the use of certain strategies, such as short selling or the purchase of securities on margin.

        The Company's investment strategy for its pension plan assets is to achieve a diversified mix of investments that provides for attractive long-term growth with an acceptable level of risk, but also to provide sufficient liquidity to fund ongoing benefit payments. The Company has engaged a number of investment managers to implement various investment strategies to achieve the desired asset class mix,

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

liquidity and risk diversification objectives. The Company's weighted-average asset allocations at December 31, 2011 and 2010, and 2011 year-end target allocation, by asset category, were as follows:

	Target	2011	2010
Domestic equity securities	53%	59%	62%
International equity securities	15%	14%	11%
Debt securities	22%	17%	16%
Real estate	10%	6%	4%
Other and cash	—	4%	7%

Total	100%	100%	100%

        The Company's investments in equity securities primarily include domestic large-cap and mid-cap companies, but also include an allocation to small-cap and international equity securities. Equity investments do not include any direct holdings of the Company's stock but may include such holdings to the extent that the stock is included as part of certain mutual fund holdings. Debt securities include investment-grade and high-yield corporate bonds from diversified industries, mortgage-backed securities, and U.S. Treasuries. Other types of investments include funds that invest in commercial real estate assets, and to a lesser extent, private equity investments in technology companies.

        The expected return on plan assets is principally based on the Company's historical returns combined with the Company's long-term future expectations regarding asset class returns, the mix of plan assets, and inflation assumptions. One-, three-, and five-year pension asset returns (losses) were (4.2) percent, 8.8 percent, and (0.3) percent, respectively, and the long-term average return (since plan inception in 1989) has been approximately 8.0 percent. Over the long-term, the actual returns have generally exceeded the benchmark returns used by the Company to evaluate performance of its fund managers. Due to volatile market performance in recent years, the Company has reduced its long-term rate of return assumption from 8.5 percent in 2009 to 8.25 percent in 2010 and believes that the change is appropriate given the Company's investment portfolio's historical performance and the Company's target asset allocation.

        The Company's pension plan assets are held in a master trust and stated at estimated fair value, which is based on the fair values of the underlying investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        FASB ASC Topic 820, Fair Value Measurements and Disclosures, as amended, establishes a fair value hierarchy, which requires the pension plans to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and assigns the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the hierarchy are defined as follows:

          Level 1:    Quoted prices (unadjusted) for identical assets or liabilities in active markets.

          Level 2:    Significant other observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

          Level 3:    Significant unobservable inputs that reflect the pension plans' own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        If the technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy, the lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

        Equity Securities:    Domestic and international common stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges.

        Fixed Income Securities:    Corporate bonds and U.S. government treasury and agency securities are valued based upon the closing price reported in the market in which the security is traded. U.S. government agency and corporate asset-backed securities may utilize models, such as a matrix pricing model, that incorporates other observable inputs such as cash flow, security structure, or market information, when broker/dealer quotes are not available.

        Real Estate, Private Equity, and Insurance Contract Interests:    The fair value of real estate fund investments, private equity, and insurance contract interests are determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund's net assets by the number of units outstanding at the valuation date. Fair value for underlying investments in real estate is determined through independent property appraisals. Fair value of underlying investments in private equity assets is determined based on information provided by the general partner taking into consideration the purchase price of the underlying securities, developments concerning the investee company subsequent to the acquisition of the investment, financial data and projections of the investee company provided to the general partner, and such other factors as the general partner deems relevant. Insurance contract interests consist of investments in group annuity contracts, which are valued based on the present value of expected future payments.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

        The fair values of the Company's pension plan assets at December 31, 2011 and 2010, by asset category, are as follows (in millions):

	Fair Value Measurements as of December 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash	$5.3	$5.3	$—	$—
Equity securities:
U.S. large-cap	52.1	52.1	—	—
U.S. mid- and small-cap	16.2	16.2	—	—
International large-cap	14.1	14.1	—	—
International mid-cap	11.7	11.7	—	—
Fixed income securities:
U.S. Treasuries	0.3	—	0.3	—
Municipal bonds	0.1	—	0.1	—
Investment grade U.S. corporate bonds	1.5	—	1.5	—
High-yield U.S. corporate bonds	4.9	—	4.9	—
Mortgage-backed securities	15.7	—	15.7	—
Other types of investments:
Real estate partnerships interests	7.4	—	—	7.4
Private equity partnership interests(a)	0.8	—	—	0.8
Insurance contracts	0.7	—	—	0.7

Total	$130.8	$99.4	$22.5	$8.9

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

	Fair Value Measurements as of December 31, 2010
	Total	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash	$8.9	$8.9	$—	$—
Equity securities:
U.S. large-cap	70.0	70.0	—	—
U.S. mid- and small-cap	20.8	20.8	—	—
International large-cap	16.0	16.0	—	—
Fixed income securities:
U.S. Treasuries	0.7	—	0.7	—
Municipal bonds	0.1	—	0.1	—
Investment grade U.S. corporate bonds	1.3	—	1.3	—
High-yield U.S. corporate bonds	4.2	—	4.2	—
Mortgage-backed securities	17.0	—	17.0	—
Other types of investments:
Real estate partnerships interests	6.6	—	—	6.6
Private equity partnership interests(a)	1.1	—	—	1.1
Insurance contracts	0.7	—	—	0.7

Total	$147.4	$115.7	$23.3	$8.4

(a)
This category represents private equity funds that invest principally in U.S. technology companies.

        The table below presents a reconciliation of all pension plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2011 and 2010 (in millions):

	Fair Value Measurements Using Significant Unobservable Inputs as of December 31, 2011 and 2010
	Real Estate	Private Equity	Insurance	Total
Beginning balance, January 1, 2010	$11.5	$1.6	$0.7	$13.8
Actual return on plan assets:
Assets held at the reporting date	1.7	(0.1)	—	1.6
Assets sold during the period	(0.6)	0.3	—	(0.3)
Purchases, sales and settlements, net	(6.0)	(0.7)	—	(6.7)

Ending balance, December 31, 2010	6.6	1.1	0.7	8.4
Actual return on plan assets:
Assets held at the reporting date	1.0	—	—	1.0
Assets sold during the period	0.2	—	—	0.2
Purchases, sales and settlements, net	(0.4)	(0.3)	—	(0.7)

Ending balance, December 31, 2011	$7.4	$0.8	$0.7	$8.9

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

        Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974, as amended, the Pension Protection Act of 2006 (the "Act"), and the maximum deductible contribution allowed for tax purposes. The Company did not make any contributions during 2011 and 2009 to its defined benefit pension plans. In 2010, the Company contributed approximately $0.6 million. The Company's funding policy is to contribute cash to its pension plans so that it meets at least the minimum contribution requirements.

        For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service.

        Effective January 1, 2012, the Company froze benefit accruals under its traditional defined benefit plans for non-bargaining unit employees hired before January 1, 2008 and instituted a cash balance defined benefit pension plan. Employees hired after January 1, 2008 also participate in a cash balance defined benefit pension plan. Retirement benefits under the cash balance pension plan are based on a fixed percentage of employee eligible compensation, plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate.

        Benefit Plan Assets and Obligations:    The measurement date for the Company's benefit plan disclosures is December 31st of each year. The status of the funded defined benefit pension plan and the unfunded accumulated post-retirement benefit plans at December 31, 2011 and 2010 are shown below (in millions):

	Pension Benefits		Other Post-retirement Benefits
	2011	2010	2011	2010
Change in Benefit Obligation
Benefit obligation at beginning of year	$165.8	$152.5	$12.8	$11.8
Service cost	3.4	3.0	0.2	0.2
Interest cost	9.3	9.2	0.7	0.7
Plan participants' contributions	—	—	1.0	1.2
Actuarial (gain) loss	15.2	10.3	(1.3)	1.0
Benefits paid	(9.2)	(9.2)	(2.0)	(2.1)
Amendments	(10.9)	—	—	—

Benefit obligation at end of year	$173.6	$165.8	$11.4	$12.8

Change in Plan Assets
Fair value of plan assets at beginning of year	147.4	136.7	—	—
Actual return on plan assets	(7.4)	19.3	—	—
Employer contributions	—	0.6	—	—
Benefits paid	(9.2)	(9.2)	—	—

Fair value of plan assets at end of year	$130.8	$147.4	$—	$—

Funded Status and Recognized Liability	$(42.8)	$(18.4)	$(11.4)	$(12.8)

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

        The accumulated benefit obligation for the Company's qualified pension plans was $170.9 million and $155.0 million as of December 31, 2011 and 2010, respectively. Amounts recognized on the combined balance sheets and in accumulated other comprehensive loss at December 31, 2011 and 2010 were as follows (in millions):

	Pension Benefits		Other Post-retirement Benefits
	2011	2010	2011	2010
Non-current assets	$1.4	$3.2	$—	$—
Current liabilities	—	—	(1.0)	(0.9)
Non-current liabilities	(44.2)	(21.6)	(10.4)	(11.9)

Total	$(42.8)	$(18.4)	$(11.4)	$(12.8)

Net (gain) loss (net of taxes)	$53.6	$35.5	$(0.8)	$—
Unrecognized prior service (credit) cost (net of taxes)	(4.9)	2.2	—	—

Total	$48.7	$37.7	$(0.8)	$—

        The information for qualified pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2011 and 2010 is shown below (in millions):

	2011	2010
Projected benefit obligation	$165.9	$158.8
Accumulated benefit obligation	$163.5	$148.2
Fair value of plan assets	$121.7	$137.2

        The estimated prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 is ($0.8) million. The estimated net loss that will be recognized in net periodic pension cost for the defined benefit pension plans in 2012 is $7.9 million. The estimated net gain for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2012 is $0.3 million. The estimated prior service cost for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2012 is negligible.

        Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years. Although current health costs are expected to increase, the Company attempts to mitigate these increases by maintaining caps on certain of its benefit plans, using lower cost health care plan options where possible, requiring that certain groups of employees pay a portion of their benefit costs, self-insuring for certain insurance plans, encouraging wellness programs for employees, and implementing measures to mitigate future benefit cost increases.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

        Components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 2011, 2010, and 2009, are shown below (in millions):

	Pension Benefits			Other Post-retirement Benefits
	2011	2010	2009	2011	2010	2009
Components of Net Periodic Benefit Cost
Service cost	$3.4	$3.0	$3.1	$0.2	$0.2	$0.1
Interest cost	9.3	9.2	9.1	0.7	0.7	0.7
Expected return on plan assets	(11.7)	(10.8)	(10.4)	—	—	—
Amortization of net loss (gain)	4.8	4.6	6.4	—	(0.2)	(0.4)
Amortization of prior service cost	0.6	0.6	0.6	—	—	—

Net periodic benefit cost	6.4	6.6	8.8	0.9	0.7	0.4

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (net of tax)
Net loss (gain)	21.0	1.2	(5.1)	(0.8)	0.7	0.1
Amortization of unrecognized (loss) gain	(3.0)	(2.8)	(3.9)	—	(0.5)	0.2
Prior service cost (credit)	(6.7)	—	0.7	—	—	—
Amortization of prior service cost	(0.3)	(0.4)	(0.4)	—	—	—

Total recognized in other comprehensive income	11.0	(2.0)	(8.7)	(0.8)	0.2	0.3

Total recognized in net periodic benefit cost and other comprehensive income	$17.4	$4.6	$0.1	$0.1	$0.9	$0.7

        The weighted average assumptions used to determine benefit information during 2011, 2010, and 2009, were as follows:

	Pension Benefits			Other Post-retirement Benefits
	2011	2010	2009	2011	2010	2009
Weighted Average Assumptions:
Discount rate	4.80%	5.75%	6.25%	4.90%	5.75%	6.25%
Expected return on plan assets	8.25%	8.25%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Initial health care cost trend rate				9.00%	10.00%	9.00%
Ultimate rate				5.00%	5.00%	5.00%
Year ultimate rate is reached				2016	2016	2014

        If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 2011, 2010, and 2009 and the

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. EMPLOYEE BENEFIT PLANS (Continued)

net periodic post-retirement benefit cost for 2011, 2010 and 2009, would have increased or decreased as follows (in millions):

	Other Post-retirement Benefits One Percentage Point
	Increase			Decrease
	2011	2010	2009	2011	2010	2009
Effect on total of service and interest cost components	$—	$0.1	$—	$—	$—	$—
Effect on post-retirement benefit obligation	$0.5	$0.7	$0.5	$(0.5)	$(0.6)	$(0.4)

        Non-qualified Benefit Plans:    The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligations relating to these plans totaled $72.5 million at December 31, 2011. A 3.9 percent discount rate was used to determine the 2011 obligation. The expense associated with the non-qualified plans was $1.6 million in 2011, $6.1 million in 2010, and $2.4 million in 2009. As of December 31, 2011, the amount recognized in accumulated other comprehensive income for unrecognized loss, net of tax, was approximately $3.0 million, and the amount recognized as unrecognized prior service credit, net of tax, was ($2.7) million. The estimated net loss and prior service credit, net of tax, that will be recognized in net periodic pension cost in 2012 is ($0.1) million.

        Estimated Benefit Payments:    The estimated future benefit payments for the next ten years are as follows (in millions):

Year	Pension Benefits	Non-qualified Plan Benefits	Post-retirement Benefits
2012	$9.4	$1.4	$0.9
2013	9.6	0.5	0.9
2014	9.8	0.1	0.9
2015	10.0	1.0	0.9
2016	10.3	4.0	0.9
2017 - 2021	56.2	1.7	3.9

        Current liabilities of approximately $2.3 million, related to non-qualified plan and postretirement benefits, are classified as accrued and other liabilities in the combined balance sheet as of December 31, 2011.

        Defined Contribution Plans:    The Company sponsors defined contribution plans that qualify under Section 401(k) of the Internal Revenue Code and provides matching contributions of up to 3 percent of eligible employee compensation. For 2010, the 401(k) matching contributions were suspended for all employees who are participants in the Company's defined benefit plan, but was reinstated starting in 2011. The Company's matching contributions expensed under these plans totaled $0.6 million and $0.4 million for the years ended December 31, 2011 and 2009, respectively. The Company also maintains profit sharing plans, and if a minimum threshold of Company performance is achieved, provides contributions of 1 percent to 3 percent, depending upon Company performance above the minimum threshold. In 2009, the profit sharing plan was suspended, but was reinstated starting in 2011. There was no profit sharing contribution expense recorded in 2011 and 2010 for these plans.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES

        The income tax expense on income from continuing operations for each of the three years in the period ended December 31, 2011 consisted of the following (in millions):

	2011	2010	2009
Current:
Federal	$13.0	$5.0	$(13.2)
State	3.0	1.1	(2.1)

	16.0	6.1	(15.3)
Deferred:
Federal	(6.4)	(7.1)	(3.2)
State	(2.8)	(1.2)	0.4

Total continuing operations tax expense (benefit)	$6.8	$(2.2)	$(18.1)

        Income tax expense for 2011, 2010, and 2009 differs from amounts computed by applying the statutory federal rate to income from continuing operations before income taxes for the following reasons (in millions):

	2011	2010	2009
Computed federal income tax expense (benefit)	$5.5	$(1.2)	$(15.0)
State income taxes	1.1	(0.4)	(3.0)
Tax effect of HS&TC consolidation	—	—	(2.2)
Other—net	0.2	(0.6)	2.1

Income tax expense	$6.8	$(2.2)	$(18.1)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are as follows (in millions):

	2011	2010
Deferred tax assets:
Benefit plans	$29.5	$26.6
Insurance and other reserves	5.7	4.7
Capitalized development costs	15.8	13.6
Basis differences for property and equipment	8.0	17.3
Joint ventures and other investments	4.7	1.0
Other	1.7	1.2

Total deferred tax assets	65.4	64.4

Deferred tax liabilities:
Tax-deferred gains on real estate transactions	213.0	215.6
Rental income	6.9	6.7
Other	6.1	8.7

Total deferred tax liabilities	226.0	231.0

Net deferred tax liability	$160.6	$166.6

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES (Continued)

        The Company's income taxes payable has been reduced by the tax benefits from share-based compensation. The Company receives an income tax benefit for exercised stock options calculated as the difference between the fair market value of the stock issued at the time of exercise and the option exercise price, tax effected. The Company also receives an income tax benefit for non-vested stock when it vests, measured as the fair market value of the stock at the time of vesting, tax effected. The net tax benefits from share-based transactions were $1.4 million and $0.5 million for 2011 and 2010, respectively, and the portion of the tax benefit related to the excess of the amount reported as the tax deduction over expense was reflected as an increase to equity in the combined statements of equity.

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2009	$0.5
Additions for tax positions of prior years	—
Additions for tax positions of current year	2.4
Reductions for tax positions of prior years	—
Reductions for lapse of statute of limitations	(0.2)

Balance at December 31, 2009	2.7
Additions for tax positions of prior years	—
Additions for tax positions of current year	—
Reductions for tax positions of prior years	(0.2)
Reductions for lapse of statute of limitations	—

Balance at December 31, 2010	2.5
Additions for tax positions of prior years	—
Additions for tax positions of current year	—
Reductions for tax positions of prior years	—
Reductions for lapse of statute of limitations	—

Balance at December 31, 2011	$2.5

        Of the total unrecognized benefits, $2.5 million, at December 31, 2011 and 2010, represent the amount that, if recognized, would favorably affect the Company's effective rate in future periods. The Company does not expect a material change in gross unrecognized benefits in the next 12 months.

        The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. To the extent interest and penalties are not ultimately assessed with respect to the settlement of uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. As of December 31, 2011 the amounts of accrued interest and penalties were not material.

        The Company is no longer subject to U.S. federal income tax audits for years before 2007, except that the statute of limitations for tax year 2005 has not yet expired. The federal audit for 2005 is complete and the possibility of any adjustment to the 2005 tax liability is remote. The Internal Revenue Service may audit the Company's federal income tax returns for years subsequent to 2006. The Company is routinely involved in state and local income tax audits. Substantially all material income tax matters have been concluded for years through 2006.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. SHARE-BASED AWARDS

        A&B employees have historically participated in equity plans of Alexander & Baldwin, Inc. The following disclosures represent A&B's portion of the plans maintained by Alexander & Baldwin, Inc. in which A&B's employees participated. The underlying equity for all awards granted under the plans consists of Alexander & Baldwin, Inc. common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that would have been experienced as an independent, publicly traded company for the periods presented.

        2007 Incentive Compensation Plan:    The 2007 Incentive Compensation Plan (the "2007 Plan") serves as a successor to the 1998 Stock Option/Stock Incentive Plan, the 1998 Non-Employee Director Stock Option Plan, the Restricted Stock Bonus Plan and the Non-Employee Director Stock Retainer Plan (the "Predecessor Plans"). Under the 2007 Plan, 2,215,000 shares of common stock were initially reserved for issuance. As of December 31, 2011, 1.9 million shares of common stock were reserved for future issuance of share-based awards under the 2007 Plan. On January 28, 2010, the Board of Directors of Alexander & Baldwin, Inc. adopted an amended and restated 2007 Plan, which, among other things, authorized the issuance of an additional 2,200,000 shares of stock under the 2007 Plan. Alexander & Baldwin, Inc. shareholders approved the amended 2007 Plan at the 2010 Annual Meeting of Shareholders.

        The 2007 Plan consists of four separate incentive compensation programs: (i) the discretionary grant program, (ii) the stock issuance program, (iii) the incentive bonus program and (iv) the automatic grant program for the non-employee members of the Board of Directors. Share-based compensation is generally awarded under three of the four programs, as more fully described below.

        Discretionary Grant Program—Under the Discretionary Grant Program, stock options may be granted with an exercise price no less than 100 percent of the fair market value (defined as the closing market price) of Alexander & Baldwin, Inc.'s common stock on the date of the grant. Options generally become exercisable ratably over three years and have a maximum contractual term of 10 years. The grant-date fair value of stock options is estimated using a Black-Scholes-Merton option valuation model.

        Stock Issuance Program—Under the Stock Issuance Program, shares of common stock or restricted stock units may be granted. Time-based equity awards vest ratably over three years. Provided certain performance targets are achieved, performance-based equity awards vest over three years.

        Automatic Grant Program—The Automatic Grant Program supersedes and replaces the 1998 Non-Employee Director Stock Option Plan and the Non-Employee Director Stock Retainer Plan. At each annual shareholder meeting, non-employee directors will receive an award of restricted stock units that entitle the holder to an equivalent number of shares of common stock upon vesting. Awards of restricted stock units granted under the program generally vest ratably over three years.

        The shares of common stock authorized to be issued under the 2007 Plan may be drawn from shares of Alexander & Baldwin, Inc.'s authorized but unissued common stock or from shares of its common stock that it acquires, including shares purchased on the open market or in private transactions.

        Predecessor Plans:    Adopted in 1998, Alexander & Baldwin, Inc.'s 1998 Stock Option/Stock Incentive Plan ("1998 Plan") provided for the issuance of non-qualified stock options and common stock to employees. Under the 1998 Plan, option prices could not be less than the fair market value of

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. SHARE-BASED AWARDS (Continued)

Alexander & Baldwin, Inc.'s common stock on the dates of grant and the options became exercisable over periods determined, at the dates of grant, by the Compensation Committee of the Alexander & Baldwin, Inc. Board of Directors that administers the plan. Generally, options vested ratably over three years and expired ten years from the date of grant. Payments for options exercised may be made in cash or in shares of stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of stock on the date of exercise or one and one-half times the original option price. The 1998 Plan also permitted the issuance of shares of Alexander & Baldwin, Inc.'s common stock. Generally, grants of time-based, non-vested stock vests ratably over three years and performance-based, non-vested stock vests in one year, provided that certain performance targets are achieved. The 1998 Plan was superseded by the 2007 Plan and no further grants will be made under the 1998 Plan.

        Director Stock Option Plans:    The 1998 Director Stock Option Plan was superseded by the 2007 Plan. Under the 1998 Non-Employee Director Stock Option Plan, each non-employee Director elected at an Annual Meeting of Shareholders, was automatically granted, on the date of each such Annual Meeting, an option to purchase 8,000 shares of common stock at the fair market value of the shares on the date of grant. Each option to purchase shares generally became exercisable ratably over three years following the date granted.

        The grant-date fair value of stock options is estimated using a Black-Scholes-Merton option-pricing model. The weighted average grant-date fair values of the options granted and the weighted average assumptions are provided in the table below:

	2011	2010	2009
Black-Scholes value of option	$8.92	$6.60	$2.79
Common stock price on date of grant	$40.75	$33.02	$23.33
Expected volatility	29.2%	28.8%	24.8%
Expected term (in years)	6.0	5.8	5.8
Risk-free interest rate	2.3%	2.7%	1.9%
Dividend yield	3.1%	3.8%	5.4%
  •
  Expected volatility was primarily determined using the historical volatility of Alexander & Baldwin, Inc. common stock over the expected term, but may also consider future events and other factors that marketplace participants might reasonably consider.

  •
  The expected term of the awards represents expectations of future employee exercise and post-vesting termination behavior and was primarily based on historical experience. Various groups of employees were analyzed and expected or unusual trends that would likely affect this assumption were considered.

  •
  The risk free interest rate was based on U.S. Government treasury yields for periods equal to the expected term of the option on the grant date.

  •
  The expected dividend yield is based on Alexander & Baldwin, Inc.'s current and historical dividend policy.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. SHARE-BASED AWARDS (Continued)

        Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation and, consequently, significantly affect the related amounts recognized in the combined statements of income.

        The following table summarizes 2011 stock option activity (in thousands, except exercise price amounts):

	2007 Plan	1998 Employee Plan	1998 Director Plan	Total Shares	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Outstanding January 1, 2011	845	799	190	1,834	$36.63
Granted	183	—	—	183	$40.83
Exercised	(57)	(174)	(17)	(248)	$29.08
Forfeited and expired	(2)	(1)	—	(3)	$42.39

Outstanding December 31, 2011	969	624	173	1,766	$38.12	5.4	$9.8

Vested or expected to vest	959	624	173	1,756	$38.12	5.4	$9.7
Exercisable December 31, 2011	518	624	173	1,315	$39.60	4.5	$6.5

        The following table summarizes 2011 non-vested common stock and restricted stock unit activity (in thousands, except weighted-average, grant-date fair value amounts):

	2007 Plan Restricted Stock Units	Weighted Average Grant-Date Fair Value
January 1, 2011	223	$31.46
Granted	154	$39.35
Vested	(117)	$32.64
Forfeited	(1)	$34.30

Outstanding December 31, 2011	259	$35.61

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. SHARE-BASED AWARDS (Continued)

        A summary of the compensation cost and other measures related to share-based payments is as follows (in millions):

	2011	2010	2009
Share-based expense (net of estimated forfeitures):
Stock options	$1.2	$1.0	$2.6
Non-vested stock & restricted stock units	3.6	3.9	3.4

Total share-based expense	4.8	4.9	6.0
Total recognized tax benefit	(1.2)	(1.6)	(1.7)

Share-based expense (net of tax)	$3.6	$3.3	$4.3

Cash received upon option exercise	$6.1	$6.0	$—
Intrinsic value of options exercised	$3.5	$1.9	$—
Tax benefit realized upon option exercise	$1.3	$0.7	$—
Fair value of stock vested	$5.5	$3.3	$2.4

        As of December 31, 2011, there was $2.4 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of approximately 1.4 years. As of December 31, 2011, unrecognized compensation cost related to restricted stock units was $4.1 million. The unrecognized cost for restricted stock units is expected to be recognized over a weighted average period of 1.4 years.

13. COMMITMENTS AND CONTINGENCIES

        Commitments and Contingencies:    Commitments and financial arrangements, excluding capital lease commitments that are described in Note 8, included the following as of December 31, 2011 (in millions):

Standby letters of credit	(a	)	$11.4
Bonds	(b	)	$16.6

        These amounts are not recorded on the Company's combined balance sheet and it is not expected that the Company or its subsidiaries will be called upon to advance funds under these commitments.

  (a)
  Consists of standby letters of credit, issued by the Company's lenders under the Company's revolving credit facilities, and relate to the Company's real estate activities. In the event the letters of credit are drawn upon, the Company would be obligated to reimburse the issuer of the letter of credit. None of the letters of credit has been drawn upon to date, and the Company believes it is unlikely that any of these letters of credit will be drawn upon.

  (b)
  Represents construction bonds related to real estate projects in Hawaii. In the event the bonds are drawn upon, the Company would be obligated to reimburse the surety that issued the bond. None of the bonds has been drawn upon to date, and the Company believes it is unlikely that any of these bonds will be drawn upon.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

        Indemnity Agreements:    For certain real estate joint ventures, the Company may be obligated under bond indemnities in order to complete construction of the real estate development if the joint venture does not perform. These indemnities are designed to protect the surety. In prior years, the Company recorded liabilities at fair value for several indemnities it provided in connection with surety bonds issued to cover construction activities, such as project amenities, roads, utilities, and other infrastructure, at its joint ventures. The recorded amount of the liabilities was not material at December 31, 2011 and 2010. Under the indemnities, the Company and its joint venture partners agreed to indemnify the surety bond issuer from all loss and expense arising from the failure of the joint venture to complete the specified bonded construction. The maximum potential amount of aggregate future payments is a function of the amount covered by outstanding bonds at the time of default by the joint venture, reduced by the amount of work completed to date. As of December 31, 2011, the maximum potential amount of aggregate future payments under bonds outstanding was $3 million, computed as $20 million of bonds outstanding, less the value of work completed, which totaled approximately $17 million. The Company and its joint venture partners also entered into mutual indemnification agreements under which each partner agrees to indemnify the other partner for its share of the obligation under the bonds. Including amounts recoverable from the Company's joint venture partners under the mutual indemnification agreements, the Company's maximum potential amount of aggregate future payments under indemnities at December 31, 2011 was approximately $1 million.

        Other Obligations:    Certain of the businesses in which the Company holds a non-controlling interest have long-term debt obligations. In February 2010, one of the Company's joint venture renegotiated a $10 million loan that matures in August 2012. As a condition to providing the loan, the lender required that the Company and its joint venture partner guarantee certain obligations of the joint venture under a maintenance agreement. The maintenance agreement specifies that the Company and its joint venture partner make payments to the lender to the extent that the loan-to-value measure or debt service ratio of the property held by the joint venture is below pre-determined thresholds. The Company has determined that the fair value of its obligation under this maintenance agreement was not material, and as of December 31, 2011, the Company had not paid any amounts under the guaranty.

        Other than obligations described above, investee obligations are not recourse to the Company and the Company's "at-risk" amounts are limited to its investment. These investments are more fully described in Note 4.

        Environmental Matters:    As with most companies in its industries, the Company's real estate and agricultural businesses have certain risks that could result in expenditures for environmental remediation. It is the Company's policy, as part of its due diligence process for all acquisitions, to use third-party environmental consultants to investigate the environmental risks and to require disclosure from land sellers of known environmental risks. Despite these precautions, there can be no assurance that the Company will avoid material liabilities relating to environmental matters affecting properties currently or previously owned by the Company. No estimate of such potential liabilities can be made although the Company may, from time to time, purchase property which requires modest environmental clean-up costs after appropriate due diligence. In such instances, the Company takes steps prior to acquisition to gain assurance as to the precise scope of work required and costs associated with removal, site restoration or monitoring, using detailed investigations by environmental

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

consultants. The Company believes that based on all information available to it, the Company is in compliance, in all material respects, with applicable environmental laws and regulations.

        In late 2003, the Company paid $1.6 million to settle a claim for payment of environmental remediation costs incurred by the current owner of a sugar refinery site in Hawaii that previously was sold by the Company in 1994. In connection with this settlement, the Company assumed responsibility to remediate certain parcels of the site and accrued an obligation of approximately $1.8 million for the estimated remediation costs. The commencement of environmental cleanup is dependent upon studies to be approved by the Department of Health of the State of Hawaii, which has not occurred as of December 31, 2011.

        Other Contingencies:    A&B owns 16,000 acres of watershed lands in East Maui that supply a significant portion of the irrigation water used by HC&S. A&B also held four water licenses to another 30,000 acres owned by the State of Hawaii in East Maui which, over the last ten years, have supplied approximately 58 percent of the irrigation water used by HC&S. The last of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. In 2001, a request was made to the State Board of Land and Natural Resources (the "BLNR") to replace these revocable permits with a long-term water lease. Pending the conclusion by the BLNR of this contested case hearing on the request for the long-term lease, the BLNR has renewed the existing permits on a holdover basis. If the Company is not permitted to utilize sufficient quantities of stream waters from state lands in East Maui, it could have a material adverse effect on the Company's sugar-growing operations.

        In addition, on May 24, 2001, petitions were filed by a third party, requesting that the Commission on Water Resource Management of the State of Hawaii ("Water Commission") establish interim instream flow standards ("IIFS") in 27 East Maui streams that feed the Company's irrigation system. On September 25, 2008, the Water Commission took action on eight of the petitions, resulting in some quantity of water being returned to the streams rather than being utilized for irrigation purposes. In May 2010, the Water Commission took action on the remaining 19 petitions resulting in additional water being returned to the streams. A petition requesting a contested case hearing to challenge the Water Commission's decisions was filed with the Commission by the opposing third party. On October 18, 2010, the Water Commission denied the petitioner's request for a contested case hearing. On November 17, 2010, the petitioner filed an appeal of the Commission's denial to the Hawaii Intermediate Court of Appeals. On August 31, 2011, the Intermediate Court of Appeals dismissed the petitioner's appeal. On November 29, 2011, the petitioner appealed the Intermediate Court of Appeals' dismissal to the Hawaii Supreme Court. On January 11, 2012, the Hawaii Supreme Court vacated the Intermediate Court of Appeals' dismissal of the petitioner's appeal and remanded the appeal back to the Intermediate Court of Appeals.

        On June 25, 2004, two organizations filed with the Water Commission a petition to establish IIFS for four streams in West Maui to increase the amount of water to be returned to these streams. The West Maui irrigation system provided approximately 15 percent of the irrigation water used by HC&S over the last ten years. The Water Commission issued a decision in June 2010, which required the return of water in two of the four streams. In July 2010, the two organizations appealed the Water Commission's decision to the Hawaii Intermediate Court of Appeals. On June 23, 2011, the case was transferred to the Hawaii Supreme Court.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

        The loss of East Maui and West Maui water as a result of the Water Commission's decisions imposes challenges to the Company's sugar growing operations. While the resulting water loss does not immediately threaten near-term sugar production, it will result in a future suppression of sugar yields and will have an impact on the Company that will only be quantifiable over time. Accordingly, the Company is unable to predict, at this time, the outcome or financial impact of the water proceedings.

        In March 2011, the Environmental Protection Agency ("EPA") published nationwide standards for controlling hazardous air pollutant emissions from industrial, commercial, institutional boilers and process heaters (the "Boiler MACT" rule), which would apply to Hawaiian Commercial & Sugar Company's three boilers. The standards require that prescribed emissions be reduced to allowable levels as detailed in the final regulations by early 2014. The EPA subsequently reconsidered the March 2011 rule, and in December 2011, re-proposed the Boiler MACT rule. The Company is not able to evaluate the impact of the new standards until the rule is finalized, which is expected to occur by mid-2012. Given the potential for changes to the rule, the Company's continuing evaluation of alternative operating models for its sugar business, and the requirement to perform a thorough analysis of the new standards, the Company is unable to predict at this time, the financial impact of the regulations.

        In June 2011, the Equal Employment Opportunity Commission ("EEOC") served McBryde Resources, Inc., formerly known as Kauai Coffee Company, Inc. ("McBryde Resources") with a lawsuit, which alleged that McBryde Resources and five other farms were complicit in illegal acts by Global Horizons Inc., a company that had hired Thai workers for the farms. The lawsuit was filed in the U.S. District Court for the District of Hawaii. In July 2011, the EEOC amended the lawsuit to name Alexander & Baldwin, Inc. as a defendant. At a hearing on October 26, 2011, the judge dismissed the lawsuit, without prejudice. The EEOC filed a second amended complaint on December 16, 2011. In response, McBryde Resources and Alexander & Baldwin, Inc. filed a motion to dismiss the second amended complaint. McBryde Resources and Alexander & Baldwin, Inc. will vigorously defend themselves in this matter. The Company is unable to predict, at this time, the outcome or financial impact, if any, of the lawsuit.

        A&B and its subsidiaries are parties to, or may be contingently liable in connection with, other legal actions arising in the normal conduct of their businesses, the outcomes of which, in the opinion of management after consultation with counsel, would not have a material effect on A&B's results of operations or financial position.

        The Company is subject to possible climate change legislation, regulation and international accords. At various times, bills related to climate change, such as limiting and reducing greenhouse gas emissions through a "cap and trade" system of allowances and credits, have been introduced in the U.S. Congress. In addition, the EPA is in the process of adopting and implementing regulations limiting greenhouse gas emissions in lieu of Congressional action. If enacted, such regulations could impose significant additional costs on the Company, including increased energy costs, higher material prices, and costly equipment modifications. The Company is unable to predict, at this time, the outcome or financial impact, if any, of future climate change related legislation.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. INDUSTRY SEGMENTS

        Operating segments are components of an enterprise that engage in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Company's chief operating decision maker is its Chief Executive Officer. Based on the foregoing, the Company has three groups of products and services that are provided by its three segments that operate in two industries: Real Estate and Agribusiness.

        The Real Estate Industry consists of two segments. The Real Estate Sales segment generates its revenues through the development and sale of land, commercial and residential properties. The Real Estate Leasing segment owns, operates, and manages retail, office, and industrial properties. When property that was previously leased is sold, the sales revenue and operating profit are included with the Real Estate Sales segment.

        Agribusiness, which consists of one segment, grows sugar cane; produces bulk raw sugar, specialty food-grade sugars, and molasses; markets and distributes specialty food-grade sugars; provides general trucking services, mobile equipment maintenance and repair services in Hawaii; and generates and sells, to the extent not used in the Company's operations, electricity.

        The accounting policies of the operating segments are described in the summary of significant accounting policies. Reportable segments are measured based on operating profit, exclusive of interest expense, general corporate expenses, and income taxes. Transactions between reportable segments are accounted for on the same basis as transactions with unrelated third parties.

        Revenues from C&H Sugar Company, Inc., to which the Company sells raw sugar, totaled $93.2 million, $95.3 million, and $32.6 million in 2011, 2010, and 2009, respectively.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. INDUSTRY SEGMENTS (Continued)

        Industry segment information for 2011, 2010, and 2009 is summarized below (in millions):

For the Year	2011	2010	2009
Revenue:
Real Estate:
Sales	$59.8	$131.0	$125.5
Leasing	99.7	93.8	102.5
Less amounts reported in discontinued operations(1)	(48.3)	(127.4)	(136.8)
Agribusiness(2)	157.5	165.6	99.6

Total revenue	$268.7	$263.0	$190.8

Operating Profit:
Real Estate:
Sales(3)	$15.5	$50.1	$39.1
Leasing	39.3	35.3	43.2
Less amounts reported in discontinued operations(1)	(24.4)	(55.1)	(59.4)
Agribusiness(2)	22.2	6.1	(27.8)

Total operating profit (loss)	52.6	36.4	(4.9)
Interest expense, net	(17.1)	(17.3)	(17.0)
General corporate expenses	(19.9)	(22.7)	(21.0)

Income (loss) from continuing operations before income taxes	15.6	(3.6)	(42.9)
Income tax expense (benefit)	6.8	(2.2)	(18.1)

Income (loss) from continuing operations	8.8	(1.4)	(24.8)
Income from discontinued operations	14.7	34.5	35.7

Net income	$23.5	$33.1	$10.9

(1)
Prior year amounts restated for amounts treated as discontinued operations. See Notes 2 and 4 for additional information.

(2)
Includes a $4.9 million gain in 2010 related to an agriculture disaster relief payment for drought experienced in prior years and a $5.4 million gain recorded upon consolidation of HS&TC in 2009.

(3)
The Real Estate Sales segment includes approximately $7.9 million in equity loss and $2.0 million in equity in earnings from its various real estate joint ventures for 2011 and 2010, respectively. Equity in earnings from joint ventures in 2009 was negligible.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. INDUSTRY SEGMENTS (Continued)

As of December 31:	2011	2010	2009
Identifiable Assets:
Real estate leasing	$772.0	$761.3	$686.9
Real estate sales(4)	451.5	420.3	349.0
Agribusiness	157.8	153.3	169.6
Other	5.3	6.6	30.2

Total Assets	$1,386.6	$1,341.5	$1,235.7

Capital Expenditures:
Real estate leasing(5)	$43.6	$164.7	$108.8
Real estate sales(6)	5.2	0.1	0.1
Agribusiness	10.5	6.8	3.4
Other	—	0.3	0.3

Total capital expenditures(7)	$59.3	$171.9	$112.6

Depreciation and Amortization:
Real estate leasing(1)	$21.6	$20.3	$19.5
Real estate sales	0.2	0.2	0.3
Agribusiness	11.9	12.7	11.9
Other	1.1	2.0	3.1

Total depreciation and amortization	$34.8	$35.2	$34.8

(4)
The Real Estate Sales segment includes approximately $290.1 million, $274.8 million, and $193.3 million related to its investment in various real estate joint ventures as of December 31, 2011, 2010, and 2009, respectively.

(5)
Represents gross capital additions to the leasing portfolio, including gross tax-deferred property purchases that are reflected as non-cash transactions in the Combined Statements of Cash Flows.

(6)
Excludes expenditures for real estate developments held for sale which are classified as Cash Flows from Operating Activities within the Combined Statements of Cash Flows and excludes investment in joint ventures classified as Cash Flows from Investing Activities. Operating cash flows for expenditures related to real estate developments were $13.8 million, $21.6 million, and $6.2 million for 2011, 2010 and 2009, respectively. Investments in joint ventures were $27.9 million, $100.5 million, and $46.4 million in 2011, 2010 and 2009, respectively.

(7)
Total capital expenditures for segment disclosure purposes includes tax-deferred property purchases of $39.1 million, $148.4 million, and $94.1 million for the years ended December 31, 2011, 2010, and 2009, respectively, that are treated as non-cash transactions, and therefore, not included in Capital expenditures for properties and developments on the Combined Statements of Cash Flows.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. QUARTERLY INFORMATION (Unaudited)

        Segment results by quarter for 2011 are listed below (in millions):

	2011
	Q1	Q2	Q3	Q4
Revenue:
Real Estate:
Sales	$19.7	$28.0	$9.3	$2.8
Leasing	26.0	25.1	24.4	24.2
Less amounts reported in discontinued operations(1)	(15.5)	(23.3)	(9.1)	(0.4)
Agribusiness	15.8	43.4	37.1	61.2

Total revenue	$46.0	$73.2	$61.7	$87.8

Operating Profit (Loss):
Real Estate:
Sales	$12.0	$10.6	$3.5	$(10.6)
Leasing	10.6	10.4	9.2	9.1
Less amounts reported in discontinued operations(1)	(7.3)	(9.4)	(7.2)	(0.5)
Agribusiness	2.6	8.5	3.8	7.3

Total operating profit	17.9	20.1	9.3	5.3
Interest Expense	(4.3)	(4.2)	(4.4)	(4.2)
General Corporate Expenses	(4.1)	(4.1)	(4.7)	(7.0)

Income (loss) From Continuing Operations before Income Taxes	9.5	11.8	0.2	(5.9)
Income tax expense (benefit)	4.1	5.1	0.1	(2.5)

Income (loss) From Continuing Operations	5.4	6.7	0.1	(3.4)
Discontinued Operations(1)	4.4	5.6	4.4	0.3

Net Income (loss)	$9.8	$12.3	$4.5	$(3.1)

(1)
See Note 4 for discussion of discontinued operations.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. QUARTERLY INFORMATION (Unaudited) (Continued)

        Segment results by quarter for 2010 are listed below (in millions):

	2010
	Q1	Q2	Q3	Q4
Revenue:
Real Estate:
Sales	$58.7	$21.9	$4.3	$46.1
Leasing	23.4	23.1	24.2	23.1
Less amounts reported in discontinued operations(1)	(58.6)	(20.8)	(3.5)	(44.5)
Agribusiness	24.5	29.2	59.8	52.1

Total revenue	$48.0	$53.4	$84.8	$76.8

Operating Profit (Loss):
Real Estate:
Sales	$21.4	$8.0	$2.9	$17.8
Leasing	9.1	8.5	9.3	8.4
Less amounts reported in discontinued operations(1)	(22.9)	(10.8)	(2.3)	(19.1)
Agribusiness	(1.1)	1.8	0.8	4.6

Total operating profit	6.5	7.5	10.7	11.7
Interest Expense	(4.3)	(4.4)	(4.3)	(4.3)
General Corporate Expenses	(6.4)	(4.4)	(7.6)	(4.3)

Income (loss) From Continuing Operations before Income Taxes	(4.2)	(1.3)	(1.2)	3.1
Income tax expense (benefit)	(2.8)	(0.8)	(0.7)	2.1

Income (loss) From Continuing Operations	(1.4)	(0.5)	(0.5)	1.0
Discontinued Operations(1)	14.3	6.8	1.4	12.0

Net Income	$12.9	$6.3	$0.9	$13.0

(1)
See Note 4 for discussion of discontinued operations.

(2)
Includes a $4.9 million gain in the fourth quarter of 2010 related to an agriculture disaster relief payment for drought experienced in prior years.

16. UNAUDITED PRO FORMA DISCLOSURES

        Upon the separation of the Company from Holdings, for each share of outstanding Holdings stock, one share of A&B stock will be issued to shareholders of Holdings.

A&B

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. UNAUDITED PRO FORMA DISCLOSURES (Continued)

        Pro forma earnings per share for the year ended December 31, 2011 for A&B are as follows:

(In millions, except per share data)	2011
Net income, as reported	$23.5
Common shares outstanding(a)
Basic	41.7
Diluted	42.1
Pro forma earnings per share
Basic:
Continuing operations	$0.22
Discontinued operations	0.34

Net income	$0.56

Diluted:
Continuing operations	$0.22
Discontinued operations	0.34

Net income	$0.56

(a)
Pro forma common shares outstanding was calculated by taking total Alexander & Baldwin, Inc. basic shares outstanding as of December 31, 2011 (41.7 million) because A&B shares will be issued on a one-for-one basis, increased by the number of Alexander & Baldwin, Inc. dilutive options outstanding at that date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alexander & Baldwin, Inc.
Honolulu, Hawaii

        We have audited the accompanying balance sheet of A & B II, Inc. (the "Company") as of March 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of A & B II, Inc. as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
April 2, 2012

 A & B II, INC.

BALANCE SHEET

(in thousands)	March 31, 2012
Assets
Cash and cash equivalents	$—

Total Assets	—

Commitments and contingencies
Shareholder's Equity
Common stock, no par value; 100 shares authorized, issued and outstanding at March 31, 2012	$—

Total Shareholder's Equity	—

A & B II, Inc.

NOTE TO BALANCE SHEET

        Background and Separation.    On December 1, 2011, Alexander & Baldwin, Inc. announced a plan to separate its real estate and agriculture businesses from its ocean transportation and logistics businesses to create two independent, publicly traded companies. On March 19, 2012, Alexander & Baldwin Holdings, Inc. formed a new wholly owned subsidiary, A & B II, Inc. (the "Company") to serve as the holding company for its real estate and agriculture businesses and corporate functions. The Company has issued 100 shares of its common stock, no par value.

        To effect the separation, Alexander & Baldwin, Inc. will enter into an Agreement and Plan of Merger with Alexander & Baldwin Holdings, Inc. ("Holdings") and A&B Merger Corporation. Upon consummation of the holding company merger, and following certain internal reorganization transactions, the real estate and agriculture businesses and corporate functions will become a direct, wholly owned subsidiary of the Company.

        On the distribution date, holders of Holdings common stock will receive one share of the Company's common stock for each share of Holdings common stock held at the close of business on the record date. After the distribution, the Company will operate as an independent, publicly traded company.

        Statements of operations and cash flows have not been presented as there has been no activity since formation.

        Subsequent Events.    Management has evaluated subsequent events through April 2, 2012, the date the balance sheet was available to be issued. There were no subsequent events that have occurred which would require disclosure in the financial statements.

A&B

(as defined in the Notes to the Condensed Combined Financial Statements)

Condensed Combined Statements of Income

	Three Months Ended March 31,
(In millions, except per-share amounts) (Unaudited)	2012	2011
Operating Revenue:
Real estate sales	$2.5	$5.5
Real estate leasing	25.4	24.7
Agribusiness	13.6	15.8

Total operating revenue	41.5	46.0

Operating Costs and Expenses:
Cost of real estate sales	1.0	3.3
Cost of real estate leasing	14.3	14.4
Costs of agribusiness revenues	10.1	13.2
Selling, general and administrative	8.0	7.1
Separation costs	1.7	—

Total operating costs and expenses	35.1	38.0

Operating Income	6.4	8.0
Other Income and (Expense):
Income (loss) related to real estate joint ventures	(1.6)	5.8
Interest expense	(4.1)	(4.3)

Income From Continuing Operations Before Income Taxes	0.7	9.5
Income tax expense	0.3	4.1

Income From Continuing Operations	0.4	5.4
Income From Discontinued Operations (net of taxes)	2.4	4.4

Net Income	$2.8	$9.8

Unaudited Pro Forma Basic Earnings Per Share(a):
Continuing operations	$0.01
Discontinued operations	0.06

Net income	$0.07

Unaudited Pro Forma Diluted Earnings Per Share(a):
Continuing operations	$0.01
Discontinued operations	0.06

Net income	$0.07

Unaudited Pro Forma Weighted Average Number of Shares Outstanding(a):
Basic	41.9
Diluted	42.3

(a)
See Note 10, "Unaudited Pro Forma Disclosures."

See Notes to Condensed Combined Financial Statements.

A&B

(as defined in the Notes to the Condensed Combined Financial Statements)

Condensed Combined Statements of Comprehensive Income

	Three Months Ended March 31,
(In millions) (Unaudited)	2012	2011
Net Income	$2.8	$9.8
Other Comprehensive Income, Net of Tax:
Defined benefit pension plans:
Less: amortization of prior service cost included in net periodic pension cost(a)	0.2	0.1
Less: amortization of net loss included in net periodic pension cost(a)	0.6	0.8

Other Comprehensive Income	0.8	0.9

Comprehensive Income	$3.6	$10.7

(a)
Net of taxes of $0.4 million and $0.1 million for 2012, and $0.5 million and nil for 2011, in deferred taxes related to amortization of net loss and prior service cost, respectively.

See Notes to Condensed Combined Financial Statements.

A&B

(as defined in the Notes to the Condensed Combined Financial Statements)

Condensed Combined Balance Sheets

(In millions)(Unaudited)	March 31, 2012	December 31, 2011
ASSETS
Current Assets:
Cash and cash equivalents	$9.0	$11.7
Accounts receivable, net	6.1	6.7
Inventories	58.2	36.3
Real estate held for sale	1.5	2.8
Deferred income taxes	3.5	3.5
Prepaid expenses and other assets	9.5	7.8

Total current assets	87.8	68.8

Investments in Affiliates	296.0	290.8

Real Estate Developments	153.6	143.3

Property—net	824.2	830.6

Other Assets	63.1	53.1

Total assets	$1,424.7	$1,386.6

LIABILITIES AND EQUITY
Current Liabilities:
Notes payable and current portion of long-term debt	$33.5	$34.5
Accounts payable	21.3	20.8
Accrued and other liabilities	34.0	34.7

Total current liabilities	88.8	90.0

Long-term Liabilities:
Long-term debt	363.0	327.2
Deferred income taxes	164.8	164.1
Accrued pension and postretirement benefits	55.0	54.6
Other non-current liabilities	24.5	24.9

Total long-term liabilities	607.3	570.8

Commitments and Contingencies (Note 10)
Equity:
Net Investment	775.4	773.4
Accumulated other comprehensive loss	(46.8)	(47.6)

Total equity	728.6	725.8

Total liabilities and equity	$1,424.7	$1,386.6

See Notes to Condensed Combined Financial Statements.

A&B

(as defined in the Notes to the Condensed Combined Financial Statements)

Condensed Combined Statements of Cash Flows

	Three Months Ended March 31,
(In millions)(Unaudited)	2012	2011
Cash Flows Used in Operating Activities	$(26.9)	$(13.9)

Cash Flows from Investing Activities:
Capital expenditures	(4.9)	(4.5)
Proceeds from disposal of income-producing property and other assets	0.8	6.1
Payments for purchases of investments in affiliates	(6.9)	(9.3)
Proceeds from investments in affiliates	0.1	7.9

Net cash provided by (used in) investing activities	(10.9)	0.2

Cash Flows from Financing Activities:
Proceeds from issuance of debt	44.0	37.0
Payments of debt and deferred financing costs	(13.1)	(9.1)
Proceeds from (payments on) line-of-credit agreements, net	3.9	(4.9)
Contributions from (distributions to) Alexander & Baldwin, Inc.(a)	0.3	(7.0)

Net cash provided by financing activities	35.1	16.0

Cash and Cash Equivalents:
Net Increase (Decrease) for the period	(2.7)	2.3
Balance, beginning of period	11.7	5.5

Balance, end of period	$9.0	$7.8

Other Cash Flow Information:
Interest paid	$(5.4)	$(5.5)
Income taxes paid	$(1.5)	$(0.2)
Non-cash Activities:
Depreciation and amortization expense	$8.6	$8.6
Tax-deferred property sales	$8.9	$14.4

(a)
Refer to Note 3, "Related Party Transactions."

See Notes to Condensed Combined Financial Statements.

A&B

(as defined in the Notes to the Condensed Combined Financial Statements)

Condensed Combined Statement of Equity

(In millions)(Unaudited)	Net Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at January 1, 2012	$773.4	$(47.6)	$725.8
Net income	2.8	—	2.8
Other comprehensive income, net of tax	—	0.8	0.8
Distribution to Alexander & Baldwin, Inc.—net(a)	(0.8)	—	(0.8)

Balance at March 31, 2012	$775.4	$(46.8)	$728.6

(a)
Refer to Note 3, "Related Party Transactions."

See Notes to Condensed Combined Financial Statements.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

        Description of Business:    A&B is headquartered in Honolulu and operates in three segments in two industries—Real Estate and Agribusiness.

        Real Estate:    The Real Estate Industry consists of two segments, both of which have operations in Hawaii and on the Mainland. The Real Estate Sales segment generates its revenues through the development and sale of land and commercial and residential properties. The Real Estate Leasing segment owns, operates, and manages retail, office, and industrial properties. Real estate activities are conducted through A&B Properties, Inc. and various other wholly owned subsidiaries of A&B.

        Agribusiness:    Agribusiness, which contains one segment, produces bulk raw sugar, specialty food grade sugars, and molasses; markets and distributes specialty food-grade sugars; provides general trucking services, mobile equipment maintenance, and repair services in Hawaii; and generates and sells, to the extent not used in the Company's Agribusiness operations, electricity. The Company also is the sole member in Hawaiian Sugar & Transportation Cooperative ("HS&TC"), a cooperative that provides raw sugar marketing and transportation services.

        Separation.    On December 1, 2011, Alexander & Baldwin, Inc. announced a plan to separate its real estate and agriculture businesses from its ocean transportation and logistics businesses to create two independent, publicly traded companies. To effect the separation, Alexander & Baldwin, Inc. will enter into an Agreement and Plan of Merger with Alexander & Baldwin Holdings, Inc. ("Holdings") and A&B Merger Corporation. Upon consummation of the holding company merger, and following certain internal reorganization transactions, the real estate and agriculture businesses and corporate functions ("A&B" or the "Company") will become a direct, wholly owned subsidiary of A & B II, Inc., a newly formed, direct, and wholly owned subsidiary of Holdings. At separation, A & B II, Inc.'s businesses will consist of the real estate and agriculture operations and corporate functions, and Holdings operations will consist of the ocean transportation and logistics businesses.

        On the distribution date, holders of Holdings common stock will receive one share of A & B II, Inc. common stock for each share of Holdings common stock held at the close of business on the record date. After the distribution, A & B II, Inc. and the A&B businesses will operate as an independent, publicly traded company. The transaction is subject to the receipt of an Internal Revenue Service ruling, final approval by Holdings Board of Directors and other customary conditions.

        Due to the relative significance of the ocean transportation and logistics businesses of Holdings post-separation, the accounting for the transaction will follow its legal form, with Holdings as the accounting spinnor and A&B as the accounting spinnee.

        Basis of Presentation.    The condensed combined financial statements are unaudited. Because of the nature of the Company's operations, the results for interim periods are not necessarily indicative of results to be expected for the year. While these condensed combined financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles (GAAP) for complete financial statements. Therefore, the interim condensed combined financial statements should be read in conjunction with the combined balance sheets as of December 31, 2011 and 2010, and the related combined statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2011 and the notes thereto.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

2. RECENTLY ISSUED ACCOUNTING STANDARDS

Comprehensive Income

        In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income (ASU 2011-05), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is to be applied retrospectively and is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Company adopted the standard effective January 1, 2012. The standard changed the presentation of the Company's condensed combined financial statements but did not affect the calculation of net income, comprehensive income or earnings per share.

Fair Value Measurement

        In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). The update to ASC 820, Fair Value Measurement. was issued to clarify the FASB Board's intent about the application of existing fair value measurement and disclosure requirements and improve the comparability of fair value measurements presented and disclosed in financial statements. The amendment expands the quantitative disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy, including the valuation process used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs. The amendment also specifies that the highest and best use valuation premise only applies to nonfinancial assets, and requires expanded disclosure about the reporting entity's use of a nonfinancial asset in a way that differs from the asset's highest and best use. The amendment also requires disclosure of the categorization by level of the fair value hierarchy for items that are not measured at fair value in the financial statements, but for which fair value is required to be disclosed. ASU 2011-04 was adopted by the Company on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company's condensed combined financial statements and disclosures.

3. RELATED PARTY TRANSACTIONS

        A&B had certain related party relationships with affiliates, as discussed below.

        Services and lease agreements.    Historically, an affiliate provided vessel management services to the Company for its bulk sugar vessel, the MV Moku Pahu, the cost of which is included in the cost of Agribusiness revenues. Additionally, the Company recognized lease income in Real Estate Leasing revenue for an industrial warehouse space in Savannah, Georgia, that is leased to an affiliate. The Company also recognized Agribusiness revenue for equipment and repair services provided to an affiliate, and is reimbursed at cost for various other services provided to an affiliate.

        Short-term loans.    From time-to-time, the Company borrowed from or extended short-term loans to an affiliate for working capital purposes. Interest charged on these loans was based on market rates at the time of borrowing. The interest income and expense for the three months ended March 31, 2012 and 2011 were not material and there were no loans receivable or payable to the affiliate at March 31, 2012 and 2011.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

3. RELATED PARTY TRANSACTIONS (Continued)

        The amounts of these related party transactions are as follows:

	Quarter Ended March 31,
(In millions)	2012	2011
Vessel management services expenses	$(0.9)	$(0.9)
Lease income from affiliate	1.1	0.9
Equipment and repair services income and other	0.5	0.6

Related party income, net	$0.7	$0.6

        Contributions.    Contributions from (Distributions to) Alexander & Baldwin, Inc., net, totaled $(0.8) million and $(8.5) million for the three months ended March 31, 2012 and 2011, respectively. Distributions to Alexander & Baldwin, Inc. represent dividends paid by the Company to shareholders of Alexander & Baldwin, Inc. and contributions from Alexander & Baldwin, Inc. include dividends received from an affiliate of the Company.

4. DISCONTINUED OPERATIONS

        Operating results included in the Condensed Combined Statements of Income and of Comprehensive Income and the segment results (Note 7) for the first three months of 2011 have been restated to reflect property that was classified as discontinued operations subsequent to March 31, 2011. Sales of land, residential units, and office condominium units are generally considered inventory and are not included in discontinued operations.

        Income from discontinued operations consisted of the following (in millions):

	Quarter Ended March 31,
	2012	2011
Proceeds from the Sale of Income-Producing Properties (Real Estate Sales Segment)	$8.9	$14.2
Real Estate Leasing Revenue (Real Estate Leasing Segment)	$0.1	$1.3
Gain on Sale of Income-Producing Properties	$3.9	$6.6
Real Estate Leasing Operating Profit	—	0.7

Total Operating Profit Before Taxes	3.9	7.3
Income Tax Expense	(1.5)	(2.9)

Income from Discontinued Operations	$2.4	$4.4

        In 2012, the revenue and expenses of Firestone Boulevard Building, an industrial property in California, has been classified as a discontinued operation. In 2011, the revenue and expenses of Arbor Park Shopping Center, a retail property in Texas, and Wakea Business Center II, a commercial facility on Maui, have been classified as discontinued operations.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

5. PENSION AND POST-RETIREMENT PLANS

        The Company has defined benefit pension plans that cover substantially all non-bargaining unit and certain bargaining unit employees. The Company also has unfunded non-qualified plans that provide benefits in excess of the amounts permitted to be paid under the provisions of the tax law to participants in qualified plans. The assumptions related to discount rates, expected long-term rates of return on invested plan assets, salary increases, age, mortality and health care cost trend rates, along with other factors, are used in determining the assets, liabilities and expenses associated with pension benefits. Management reviews the assumptions annually with its independent actuaries, taking into consideration existing and future economic conditions and the Company's intentions with respect to these plans. Management believes that its assumptions and estimates are reasonable. Different assumptions, however, could result in material changes to the assets, obligations and costs associated with benefit plans.

        The components of net periodic benefit cost recorded for the first quarters of 2012 and 2011 were as follows (in millions):

	Pension Benefits		Post-retirement Benefits
	2012	2011	2012	2011
Service cost	$0.9	$0.9	$0.1	$0.1
Interest cost	2.4	2.3	0.2	0.2
Expected return on plan assets	(2.8)	(2.9)	—	—
Amortization of prior service cost	0.1	0.2	—	—
Amortization of net loss	1.6	1.2	—	—

Net periodic benefit cost	$2.2	$1.7	$0.3	$0.3

        In the first quarter of 2012, the Company did not make contributions to its pension plans. For the full year 2012, the Company expects cash contributions to its pension plans will total approximately $4.7 million.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair values of receivables and short-term borrowings approximate their carrying values due to the short-term nature of the instruments. The Company's cash and cash equivalents, consisting principally of cash on deposit, may from time to time include short-term money markets funds. The fair values of these money market funds, based on market prices (level 2), approximate their carrying values due to their short-maturities. The carrying amount and fair value of the Company's long-term debt at March 31, 2012 was $363.0 million and $375.8 million, respectively, and $327.2 million and $342.2 million at December 31, 2011, respectively. The fair value of long-term debt is calculated by discounting the future cash flows of the debt at rates based on instruments with similar risk, terms and maturities as compared to the Company's existing debt arrangements (level 2).

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

7. SEGMENT RESULTS

        Segment results for the three months ended March 31, 2012 and 2011 were as follows (in millions):

	Quarter Ended March 31,
	2012	2011
Revenue:
Real Estate:
Sales	$11.4	$19.7
Leasing	25.5	26.0
Amounts reported in discontinued operations	(9.0)	(15.5)
Agribusiness	13.6	15.8

Total revenue	$41.5	$46.0

Operating Profit, Net Income:
Real Estate:
Sales	$0.9	$12.0
Leasing	10.7	10.6
Less amounts reported in discontinued operations	(3.9)	(7.3)
Agribusiness	3.5	2.6

Total operating profit	11.2	17.9
Interest Expense	(4.1)	(4.3)
General Corporate Expenses	(4.7)	(4.1)
Separation Costs	(1.7)	—

Income From Continuing Operations Before Income Taxes	0.7	9.5
Income Tax Expense (Benefit)	0.3	4.1

Income From Continuing Operations	0.4	5.4
Income From Discontinued Operations (net of income taxes)	2.4	4.4

Net Income	$2.8	$9.8

8. SHARE-BASED COMPENSATION:

        A&B employees have historically participated in equity plans of Alexander & Baldwin, Inc. The following disclosures represent A&B's portion of the plans maintained by Alexander & Baldwin, Inc. in which A&B's employees participated. The underlying equity for all awards granted under the plans consists of Alexander & Baldwin, Inc. common shares.

        Through March 31, 2012, A&B employees were granted non-qualified stock options to purchase 90,921 shares of Alexander & Baldwin, Inc.'s common stock. The grant-date fair value of each stock option granted using the Black-Scholes-Merton option pricing model was $10.74 using the following weighted average assumptions: volatility of 31.8%, risk-free interest rate of 1.2%, dividend yield of 2.7%, and expected term of 6.1 years.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

8. SHARE-BASED COMPENSATION: (Continued)

        Stock option activity for the first quarter of 2012 was as follows (in thousands, except weighted average exercise price and weighted average contractual life):

		Predecessor Plans
					Weighted Average Exercise Price	Weighted Average Contractual Life
	2007 Plan	1998 Employee Plan	1998 Directors' Plan	Total Shares			Aggregate Intrinsic Value
Outstanding, January 1, 2012	969	624	173	1,766	$38.12
Granted	91	—	—	91	$46.27
Exercised	(182)	(109)	(17)	(308)	$27.79

Outstanding, March 31, 2012	878	515	156	1,549	$40.65	5.4	$12.4

Exercisable, March 31, 2012	575	515	156	1,246	$40.71	4.6	$10.0

        The following table summarizes non-vested restricted stock unit activity through March 31, 2012 (in thousands, except weighted average grant-date fair value amounts):

	2007 Plan Restricted Stock Units	Weighted Average Grant-Date Fair Value
Outstanding, January 1, 2012	259	$35.61
Granted	79	$46.15
Vested	(90)	$30.63
Canceled	(50)	$40.07

Outstanding, March 31, 2012	198	$40.98

        A portion of the restricted stock unit awards are time-based awards that vest ratably over three years. The remaining portion of the awards represents performance-based awards that vest after three years, provided certain performance targets related to the first year of the vesting period are achieved.

        A summary of compensation cost related to share-based payments is as follows (in millions):

	Quarter Ended March 31,
	2012	2011
Share-based expense (net of estimated forfeitures):
Stock options	$0.3	$0.3
Restricted stock units	1.0	1.0

Total share-based expense	1.3	1.3
Total recognized tax benefit	(0.4)	(0.3)

Share-based expense (net of tax)	$0.9	$1.0

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

9. UNAUDITED PRO FORMA DISCLOSURES

        The pending transaction discussed in Note 1, "Background and Basis of Presentation," will significantly impact the capital structure of the Company. Immediately prior to the separation, the Company expects to receive a contribution of approximately $160 million from Holdings, which will be used to pay down the revolving credit facilities. In addition, any intercompany loans to/from Holdings on the date of separation will be settled immediately prior to the separation. The impact of these transactions on the Company's capital structure has been included in the pro forma balance sheet as of March 31, 2012.

        Prior to the effective date of the registration statement on Form 10 of which this Information Statement is a part, 150,000,000 shares of New A&B common stock will be authorized but not issued. Further, prior to the separation, the total number of outstanding shares of the New A&B's common stock will increase significantly. Upon the separation, holders of Holdings common stock will receive one share of New A&B common stock for each share of Holdings common stock held on the applicable record date.

        The pro forma earnings per share as of March 31, 2012 for A&B is as follows:

(In millions, except per share data)	Three Months Ended March 31, 2012
Net Income, as reported	$2.8
Common shares outstanding(a)
Basic	42.2
Diluted	42.6
Pro forma earnings per share
Basic:
Continuing operations	$0.01
Discontinued operations	0.06

Net income	$0.07
Diluted:
Continuing operations	$0.01
Discontinued operations	0.06

Net income	$0.07

(a)
Pro forma common shares outstanding was calculated by taking total Alexander & Baldwin, Inc. basic shares outstanding as of March 31, 2012, and because New A&B shares will be issued on a one-for-one basis, pro forma basic shares outstanding was increased by the number of Alexander & Baldwin, Inc. dilutive options outstanding at that date.

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES

        Commitments and financial arrangements (excluding lease commitments disclosed in Note 8 of the Company's audited combined financial statements for the year ended December 31, 2011) at March 31, 2012, included the following (in millions):

Standby letters of credit	(a)	$11.9
Performance bonds	(b)	$36.1

        These amounts are not recorded on the Company's condensed combined balance sheet and it is not expected that the Company or its subsidiaries will be called upon to advance funds under these commitments.

  (a)
  Represents standby letters of credit related to the Company's real estate business.

  (b)
  Represents bonds related to real estate construction projects in Hawaii.

        Indemnity Agreements:    For certain real estate joint ventures, the Company may be obligated under bond indemnities to complete construction of the real estate development if the joint venture does not perform. These indemnities are designed to protect the surety in exchange for the issuance of surety bonds that cover construction activities, such as project amenities, roads, utilities, and other infrastructure. The recorded amounts of the indemnity liabilities were not material. Under the indemnities, the Company and its joint venture partners agree to indemnify the surety bond issuer from all losses and expenses arising from the failure of the joint venture to complete the specified bonded construction. The maximum potential amount of aggregate future payments is a function of the amount covered by outstanding bonds at the time of default by the joint venture, reduced by the amount of work completed to date.

        Other Obligations:    Certain of the businesses in which the Company holds a non-controlling interest have long-term debt obligations. In February 2010, one of the Company's joint ventures renegotiated a $10 million loan that matures in August 2012. As a condition to providing the loan, the lender required that the Company and its joint venture partner guarantee certain obligations of the joint venture under a maintenance agreement. The maintenance agreement specifies that the Company and its joint venture partner make payments to the lender to the extent that the loan-to-value measure or debt service ratio of the property held by the joint venture is below pre-determined thresholds. The Company has determined that the fair value of its obligation under this maintenance agreement is not material, and as of March 31, 2012, the Company had not paid any amounts under the guaranty.

        Other than obligations described above, invester obligations do not have recourse to the Company and the Company's "at-risk" amounts are limited to its investment.

        A&B owns 16,000 acres of watershed lands in East Maui that supply a significant portion of the irrigation water used by HC&S. A&B also held four water licenses to another 30,000 acres owned by the State of Hawaii in East Maui which, over the last ten years, have supplied approximately 58 percent of the irrigation water used by HC&S. The last of these water license agreements expired in 1986, and all four agreements were then extended as revocable permits that were renewed annually. In 2001, a request was made to the State Board of Land and Natural Resources (the "BLNR") to replace these revocable permits with a long-term water lease. Pending the conclusion by the BLNR of this contested case hearing on the request for the long-term lease, the BLNR has renewed the existing permits on a holdover basis. If the Company is not permitted to utilize sufficient quantities of stream waters from

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES (Continued)

State lands in East Maui, it could have a material adverse effect on the Company's sugar-growing operations.

        In addition, on May 24, 2001, petitions were filed by a third party, requesting that the Commission on Water Resource Management of the State of Hawaii ("Water Commission") establish interim instream flow standards ("IIFS") in 27 East Maui streams that feed the Company's irrigation system. On September 25, 2008, the Water Commission took action on eight of the petitions, resulting in some quantity of water being returned to the streams rather than being utilized for irrigation purposes. In May 2010, the Water Commission took action on the remaining 19 petitions resulting in additional water being returned to the streams. A petition requesting a contested case hearing to challenge the Water Commission's decisions was filed with the Commission by the opposing third party. On October 18, 2010, the Water Commission denied the petitioner's request for a contested case hearing. On November 17, 2010, the petitioner filed an appeal of the Water Commission's denial to the Hawaii Intermediate Court of Appeals. On August 31, 2011, the Intermediate Court of Appeals dismissed the petitioner's appeal. On November 29, 2011, the petitioner appealed the Intermediate Court of Appeals' dismissal to the Hawaii Supreme Court. On January 11, 2012, the Hawaii Supreme Court vacated the Intermediate Court of Appeals' dismissal of the petitioner's appeal and remanded the appeal back to the Intermediate Court of Appeals.

        On June 25, 2004, two organizations filed with the Water Commission a petition to establish IIFS for four streams in West Maui to increase the amount of water to be returned to these streams. The West Maui irrigation system provided approximately 15 percent of the irrigation water used by HC&S over the last ten years. The Water Commission issued a decision in June 2010, which required the return of water in two of the four streams. In July 2010, the two organizations appealed the Water Commission's decision to the Hawaii Intermediate Court of Appeals. On June 23, 2011, the case was transferred to the Hawaii Supreme Court.

        The loss of East Maui and West Maui water as a result of the Water Commission's decisions imposes challenges to the Company's sugar growing operations. While the resulting water loss does not immediately threaten near-term sugar production, it will result in a future suppression of sugar yields and will have an impact on the Company that will only be quantifiable over time. Accordingly, the Company is unable to predict, at this time, the outcome or financial impact of the water proceedings.

        In March 2011, the Environmental Protection Agency ("EPA") published nationwide standards for controlling hazardous air pollutant emissions from industrial, commercial, institutional boilers and process heaters (the "Boiler MACT" rule), which would apply to Hawaiian Commercial & Sugar Company's three boilers. The standards require that prescribed emissions be reduced to allowable levels as detailed in the final regulations by early 2014. The EPA subsequently reconsidered the March 2011 rule, and in December 2011, re-proposed the Boiler MACT rule. The Company is not able to evaluate the impact of the new standards until the rule is finalized, which is expected to occur by mid-2012. Given the potential for changes to the rule, the Company's continuing evaluation of alternative operating models for its sugar business, and the requirement to perform a thorough analysis of the new standards, the Company is unable to predict at this time, the financial impact of the regulations.

        In June 2011, the Equal Employment Opportunity Commission ("EEOC") served McBryde Resources, Inc., formerly known as Kauai Coffee Company, Inc. ("McBryde Resources") with a lawsuit, which alleged that McBryde Resources and five other farms were complicit in illegal acts by Global

A&B

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

10. COMMITMENTS AND CONTINGENCIES (Continued)

Horizons Inc., a company that had hired Thai workers for the farms. The lawsuit was filed in the U.S. District Court for the District of Hawaii. In July 2011, the EEOC amended the lawsuit to name Alexander & Baldwin, Inc. as a defendant. At a hearing on October 26, 2011, the judge dismissed the lawsuit, without prejudice. The EEOC filed a second amended complaint on December 16, 2011. In response, McBryde Resources and Alexander & Baldwin, Inc. filed a motion to dismiss the second amended complaint. The motion was granted in part and denied in part, however, the Court will allow the EEOC to file another amended complaint. McBryde Resources and Alexander & Baldwin, Inc. will vigorously defend themselves in this matter. The Company is unable to predict, at this time, the outcome or financial impact, if any, of the lawsuit.

        A&B is a party to, or may be contingently liable in connection with, other legal actions arising in the normal conduct of its businesses, the outcomes of which, in the opinion of management after consultation with counsel, would not have a material effect on A&B's condensed combined financial statements as a whole.

11. INVESTMENTS IN AFFILIATES

        At March 31, 2012 and 2011, investments in affiliates consisted principally of equity in limited liability companies. The Company has the ability to exercise significant influence over the operating and financial policies of these investments and, accordingly, accounts for its investments using the equity method of accounting. The Company's operating results include its proportionate share of net income (loss) from its equity method investments. Summarized financial information for the Company's significant equity method investments in its Kukui'ula joint ventures for the three months ended March 31, 2012 and 2011 was as follows (in millions):

	Quarter Ended March 31,
	2012	2011
Real Estate:
Operating revenue	$1.6	$6.6
Operating income	$0.6	$5.2
Income (loss) from continuing operations	$(2.0)	$2.9
Net income (loss)	$(2.0)	$2.9